FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release dated October 28, 2008 regarding third quarter financial results

2	Third quarter financial results

3	Key Data

4	Presentation to analysts

Item 1
Press Release
Banco Santander profit rose 16% to EUR 6.935 billion
in the first nine months, excluding capital gains
•	Profit was driven by growth in revenues (13%) at a rate of growth 4 times higher than costs (3%), enabling net operating income to grow 21%.

•	The increase in revenue was underpinned by spread management and strong sales, despite a more difficult environment. Loans grew by 8% and deposits by 20%, excluding exchange rate effects.

•	Continental Europe registered attributable profit of EUR 3,530 million, with an increase of 9% in commercial units. Loans grew by 7% and deposits by 11%.

•
In Latin America, attributable profit increased by 20% in dollars to $3,294 million, with growth of 21% in loans and 15% in deposits, measured in local currencies. In euros, attributable profit amounted to EUR 2,167 million (+6%).

•
Abbey’s attributable profit in pounds sterling amounted to £737 million (+20%), with growth of 11% in retail loans and 31% in deposits in pounds following the acquisition of Bradford & Bingley. In euros, attributable profit amounted to EUR 943 million (+4%).

•	The stake in ABN Amro contributed EUR 725 million to results in the first nine months, nearly all generated by Banco Real in Brazil.

•	The efficiency ratio stands at 40.7%, improving 3.5 points from a year earlier.

•
The non-performing loan rate was 1.63% and the coverage rate was 104%. NPLs in Spain stood at 1.5%. These rates compare very favourably with the average of the sector in the markets where the bank operates.

•	The capital ratios underline Banco Santander’s solvency, with a BIS ratio of 11.42% and core capital of 6.31%.

•	In September, the Group sold Santander’s Financial City headquarters, with capital gains of EUR 586 million which are not included in third quarter profit.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, October 28th, 2008 — Banco Santander registered attributable profit of EUR 6,935 million in the first nine months of 2008, an increase of 6% from the year-earlier period. The increase was 16% excluding the impact of last year’s extraordinary capital gains. In 2008’s third quarter, Santander obtained extraordinary capital gains of EUR 586 million from the sale of the Santander Financial City headquarters, which are not included in third quarter profit. In the same period of 2007, attributable profit included EUR 582 million in capital gains obtained from the sale of stakes in Intesa San Paolo of Italy and BPI of Portugal.
These results were obtained against a very difficult economic and financial backdrop, during which a large number of global financial institutions, with which Banco Santander is compared, have registered losses and required public support. In this environment, Banco Santander has realized important acquisitions, such as that of Alliance & Leicester (A&L) and Bradford and Bingley’s (B&B) deposits and distribution channels in the UK. The Group has also launched an offer for the remaining capital of Sovereign Bancorp. Of these, the first nine months’ results only include B&B’s balance sheet.
The financial crisis and the economic slowdown have resulted in slower growth in activity and increased non-performing loans, which have required greater provisions. These effects have been offset by managing prices to adapt to the situation and by stepped-up cost control, as revenues rose by 13%, 4 times higher the 3% rate of growth in costs.
Results
The performance in the first nine months of 2008 confirms the trend in growth in recurrent earnings, typical of commercial and retail banking, in which net interest revenue (excluding dividends), fees and commissions and insurance premiums have increased on a quarter-by-quarter basis for four consecutive years, in spite of changes in the business environment. Recurrent commercial revenue was EUR 6,700 million in the third quarter, the fourth consecutive quarter in which it exceeded EUR 6,000 million.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Growth continues to focus on deposits, which increased 11% on a like-for-like basis and 20% following the acquisition of Bradford & Bingley’s deposits. Loans grew 8%. A year ago, loans grew 13% and deposits by 7%. At the same time, businesses have focused on spread management, widening spreads on business to 4.17 points in the last quarter compared to 3.85 points a year ago.
This combination of growth in business and active management of asset and liabilities prices enabled Banco Santander to increase income in the first nine months of the year to EUR 22,534 million, up 13% from the same period of 2007. At the same time, strict cost control kept growth in costs slightly above 3%, lower than the average inflation in the markets where the Group operates. Costs came to EUR 9,303 million in the first nine months.
The differential between growth of income and costs enabled net operating income to grow 21% to EUR 13,147 million. The revenue and cost performance drove a significant improvement in efficiency. At the close of September, costs amounted to 40.7% of total income, an improvement of 3.5 points from a year earlier and 12 points since the close of 2005, when the efficiency ratio was still above 50%. In Spain, the Santander branch network’s efficiency ratio stood at 35.3% and Banesto’s at 39.7%. Latin America improved to 38.2% whilst UK (Abbey) continued its progress, standing at 46%. Abbey’s costs came to 70% of revenues in 2004, the year Santander acquired the bank.
Strong growth in net operating income was accompanied by an increase of 67% in loan-loss provisions, which amounted to EUR 3,992 million. This increase is linked to the worsening of the environment, growth in business, and a change in the business mix to more profitable sectors. Even with these provisions, attributable profit amounted to EUR 6,935 million, growing 16% excluding extraordinary capital gains.
By geographical areas, Continental Europe recorded net income of EUR 3,530 million, practically the same as in the previous year. This performance is due mainly to the smaller contribution of wholesale banking as a result of the reduction in corporate transactions in Spain. Retail units grew 9%, to EUR 3,059 million.
Abbey’s profit increased 20% in pounds, to £737 million (EUR 943 million, up 4%) thanks to a 13% rise in revenues whilst costs grew 4%, the same rate as the Group. Thus, Banco Santander’s profit in Europe amounted to EUR 4,473 million, 64% of total Group profit.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

In Latin America, attributable profit grew 20% in dollars, its operating currency, to US$3,294 million. In euros, attributable profit rose 6% to EUR 2,167 million. The greatest contribution was made by Brazil, where profit rose by 21%, to US$1,138 million (EUR 749 million), excluding Banco Real. Mexico followed with an increase of 22% to US$827 million (EUR 544 million) and Chile, where attributable profit increased by 17% to US$635 million (EUR 418 million).
By businesses, retail banking registered ordinary pretax profit of EUR 7,109 million, up 5%. Growth was affected by the depreciation of the pound and the dollar against the euro. Global Wholesale Banking registered a pretax profit of EUR 1,740 million, down 5%, reflecting exceptional revenues generated by large corporate transactions during last year’s first quarter. Second and third quarter pretax profit sums up to EUR 1,148 million compared to EUR 954 million in the same period of last year. Asset management and Insurance pretax profit amounted to EUR 416 million, down 5%, with a positive performance of insurance in all markets, while mutual funds were affected by flows into deposits as well as the market situation.
Business
Banco Santander ended September 2008 with EUR 1,079,723 million in funds under management. Of this amount, EUR 953,035 million are on the balance sheet, up 7%. Excluding the effect of the depreciation of certain currencies against the euro, Santander increased loans by 8% and deposits by 11% (or 20% if Bradford & Bingley is included).
Group gross lending came to EUR 580,913 million at the end of September 2008, up 4% in euros or 8% excluding the impact of the fluctuations in the dollar and the pound. Continental Europe accounted for 56% of gross lending, the United Kingdom (Abbey) 31% and Latin America 13%.
Loans grew by 7% in Continental Europe to EUR 316,585 million, with increases in all countries and units. In Spain, the Santander branch network and Banesto both increased loans by 3%. Lending to residents, which basically reflects overall lending in Spain, grew by 5%. Collateralized lending, basically mortgages, grew by 3%. In Portugal, Santander Totta lending grew by 11%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Santander Consumer increased lending by 20%, including the acquisition of the Royal Bank of Scotland’s loan portfolio of EUR 2,200 million in Germany, the Netherlands, Belgium and Austria.
Lending in Latin America grew by 15% in euros and 21% in local currencies to EUR 74,216 million. Brazil grew by 34%, Chile 21% and Mexico 16%.
Abbey ended the period with loans of EUR 173,553 million. Mortgage loans grew by 12% to £121,200 million. Net mortgage production during the first none months came to £10,800 million, compared to £6,700 million in the same period last year.
At the end of September, Group non-performing loans close came to 1.63%, up from 0.89% a year earlier. Coverage was 104%, down 0.54 point from a year earlier. The Group has reserves for loan losses of EUR 11,035 million, of which EUR 6,296 million are generic provisions, a slight increase during the period which reflects the growth in business.
The NPL rate continued to be below one percent in the U.K. (0.76%). In Spain, the NPL for the Santander group units (Santander branch network, Banesto, Santander Consumer Finance, Open Bank y Banif) was 1.5%. NPLs in Latin America were 2.37%. The non-performing loan rates for the Group are well below those of the financial sector in the markets in which it operates.
Customer funds under management by the Group came to EUR 781,803 million at the end of September. This figure was affected by the depreciation of the dollar and the pound, as well as the placement in October of 2007 of EUR 7,000 million of Valores Santander bonds, which are accounted for as equity rather than customer funds. Also included are the £20,000 million in deposits acquired from Bradford & Bingley. On a like-for-like basis, customer funds were nearly unchanged, with an increase of 0.2%, with deposits increasing by 11% while mutual funds and pensions declined.
Continental Europe accounted for 47% of Group customer funds, or EUR 300,353 million. In Spain, which made up 82% of this area, customer funds grew by 11%, in Portugal by 18% and in Santander Consumer Finance by 16%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

In Latin America, customer funds grew by 9% to EUR 139,917 million. Deposits in the region increased by 15% to EUR 85,439 million. In Brazil, deposits rose by 29%, in Chile by 16% and in Mexico by 2%.
Customer funds at Abbey came to EUR 205,651 million. Customer deposits grew by 31% due to the addition of Bradord & Bingley accounts and by 5% on a like-by-like basis in local currency.
Acquisition of new businesses
Last July 14th, Banco Santander and Alliance & Leicester reached an agreement on the terms of a recommended offer by Santander to acquire the entire share capital of Alliance & Leicester. As a consequence of this agreement, Banco Santander issued 140.9 million new shares and on Oct. 10th shareholders in Alliance & Leicester received one Santander share for each three shares of Alliance & Leicester.
A&L, which will be incorporated into the Group accounts during the fourth quarter of this year, has assets of £79,000 million, £30,800 million in deposits and £42,800 million in mortgages. A&L has 5.5 million customers and 254 branches.
On Sept. 29th, Abbey acquired the deposits and distribution channels of Bradford & Bingley, which increased deposits in the Group accounts by £20,000 million from some 2.7 million customers in a network of 197 branches and 141 points of sale in third-party premises. The acquisition came to £612 million, which included £208 million in capital B&B contributed to Abbey through certain subsidiaries. B&B has been consolidated into the Group’s balance sheet for the period ended Sept. 30 but not into the income statement.
Following these acquisitions, Santander has a market share of 10% of U.K. deposits and 13% of mortgages in the U.K. Abbey has become the U.K. second largest mortgage lender and third in deposits, with 1,300 branches and 25 million customers.
On October 14th, Banco Santander and Sovereign Bancorp announced an agreement for Santander to acquire the 75.65% of Sovereign Bank it doesn’t already own through an exchange of shares consisting of one Santander share for every 3.42 Sovereign shares. The transaction is expected to be completed during the first quarter of 2009.
Investments related to these three acquisitions — A&L, B&B and Sovereign — amount to EUR 5,000 million. They are expected to generate an average return on investment (ROI) of around 20% in the third year.
The share and the dividend
Banco Santander’s eligible capital came to EUR 53,981 million at Sept. 30th, 2008, with a surplus of EUR 16,150 million above the required minimum. With this capital base, according to Basel II criteria, the BIS ratio stood at 11.42%, Tier I at 7.89% and Core Capital at 6.31%. These ratios underline Grupo Santander’s financial strength.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The Santander share was quoted at EUR 10.5 at Sept. 30, 2008, providing market capitalization of EUR 65,670 million. The Board of Directors has approved this year the distribution of two dividends against 2008 earnings of EUR 0.135234 each per share, a 10% increase from the same dividends paid last year against 2007’s earnings. The first dividend was paid on Aug. 1 and the second will be distributed from Nov. 1.
Santander had 2,251,033 shareholders at Sept. 30. Some 133,178 persons work in the Group, servicing 68 million customers in 11,685 branches. These figures will be increased in the fourth quarter to reflect the integration of A&L and B&B.
For more information, see: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Income statement
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%

Net interest income (w/o dividends)	12,528	11,016	1,512	13.7
Dividends	397	357	40	11.1

Net interest income	12,925	11,373	1,552	13.6

Income from companies accounted for by the equity method	800	248	552	222.2
Net fees	6,229	6,022	208	3.5
Insurance activity	262	250	12	4.9

Commercial revenue	20,216	17,893	2,324	13.0

Gains (losses) on financial transactions	2,318	2,053	265	12.9

Gross operating income	22,534	19,946	2,588	13.0

Income from non-financial services	95	110	(16)	(14.2)
Non-financial expenses	(55)	(56)	1	(2.5)
Other operating income	(124)	(111)	(13)	—
Operating expenses	(9,303)	(8,989)	(314)	3.5
General administrative expenses	(8,384)	(8,033)	(351)	4.4
Personnel	(4,994)	(4,761)	(233)	4.9
Other administrative expenses	(3,390)	(3,272)	(118)	3.6
Depreciation and amortisation	(919)	(956)	37	(3.8)

Net operating income	13,147	10,900	2,247	20.6

Impairment loss on assets	(4,079)	(2,419)	(1,660)	68.6
Loans	(3,992)	(2,387)	(1,605)	67.2
Goodwill	—	—	—	—
Other assets	(86)	(32)	(55)	172.8
Other income	(166)	(375)	210	—

Profit before taxes (w/o capital gains)	8,903	8,105	797	9.8

Tax on profit	(1,587)	(1,803)	216	(12.0)

Net profit from ordinary activity	7,316	6,302	1,013	16.1

Net profit from discontinued operations	4	99	(95)	(95.8)

Net consolidated profit (w/o capital gains)	7,320	6,401	918	14.3

Minority interests	384	412	(27)	(6.6)

Attributable profit to the Group (w/o capital gains)	6,935	5,990	946	15.8

Net extraordinary capital gains and allowances	—	582	(582)	(100.0)

Attributable profit to the Group	6,935	6,572	363	5.5

Customer loans
Million euros

			Variation
	30.09.08	30.09.07	Amount	%	31.12.07

Public sector	6,073	5,213	860	16.5	5,633
Other residents	229,545	218,672	10,874	5.0	227,512
Commercial bills	14,733	17,114	(2,381)	(13.9)	18,248
Secured loans	124,274	120,750	3,524	2.9	123,371
Other loans	90,538	80,807	9,731	12.0	85,893
Non-resident sector	345,294	335,892	9,403	2.8	341,027
Secured loans	204,898	201,795	3,102	1.5	199,316
Other loans	140,397	134,097	6,300	4.7	141,711

Gross customer loans	580,913	559,776	21,137	3.8	574,172

Loan-loss allowances	10,211	8,561	1,649	19.3	8,695

Net customer loans	570,703	551,215	19,488	3.5	565,477

Pro memoria: Doubtful loans	10,373	5,669	4,703	83.0	6,070
Public sector	1	2	(1)	(66.7)	1
Other residents	4,636	1,512	3,123	206.6	1,812
Non-resident sector	5,737	4,156	1,581	38.0	4,257

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Customer funds under management
Million euros

			Variation
	30.09.08	30.09.07	Amount	%	31.12.07

Public sector	15,016	14,257	759	5.3	15,239
Other residents	110,156	101,914	8,242	8.1	103,772
Demand deposits	51,016	55,900	(4,884)	(8.7)	53,779
Time deposits	43,355	28,497	14,857	52.1	31,007
REPOs	15,785	17,517	(1,732)	(9.9)	18,986
Non-resident sector	247,122	232,138	14,985	6.5	236,693
Demand deposits	128,482	121,131	7,351	6.1	117,699
Time deposits	96,832	76,410	20,422	26.7	78,287
REPOs	19,098	32,160	(13,062)	(40.6)	37,538
Public Sector	2,710	2,437	274	11.2	3,168

Customer deposits	372,294	348,309	23,985	6.9	355,704

Debt securities	236,986	237,963	(978)	(0.4)	233,634
Subordinated debt	34,575	31,918	2,657	8.3	35,670

On-balance-sheet customer funds	643,855	618,190	25,664	4.2	625,009

Mutual funds	97,256	128,190	(30,935)	(24.1)	119,211
Pension funds	11,172	30,707	(19,535)	(63.6)*	11,952
Managed portfolios	18,260	20,489	(2,229)	(10.9)	19,814
Savings-insurance policies	11,260	8,910	2,350	26.4	9,009

Other customer funds under management	137,948	188,297	(50,349)	(26.7)	159,986

Customer funds under management	781,803	806,487	(24,684)	(3.1)*	784,995

(*).-	Without impact of the sale of pension funds management institutions in Latin America, pension funds: -3.4%; customer funds under management: -0.7%.
Shareholders’ equity and minority interests
Million euros

			Variation
	30.09.08	30.09.07	Amount	%	31.12.07

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	28,069	16,689	11,380	68.2	23,458
Treasury stock	(77)	(207)	130	(63.0)	(0)

On-balance-sheet shareholders’ equity	51,490	39,979	11,511	28.8	46,955

Attributable profit	6,935	6,572	363	5.5	9,060
Interim dividend distributed	(846)	(769)	(77)	10.0	(1,538)

Shareholders’ equity at period-end	57,579	45,782	11,797	25.8	54,478

Interim dividend not distributed	—	(769)	769	(100.0)	(2,532)

Shareholders’ equity	57,579	45,013	12,566	27.9	51,945

Valuation adjustments	(3,779)	980	(4,760)	—	722
Minority interests	2,527	2,332	196	8.4	2,358
Preferred securities	498	558	(60)	(10.7)	523
Preferred securities in subordinated debt	7,151	7,320	(169)	(2.3)	7,261

Shareholders’ equity and minority interests	63,976	56,203	7,773	13.8	62,810

Computable capital and BIS II ratio
Million euros

30.09.08

Core capital	29,836
Basic capital	37,300
Supplementary capital	22,639
Deductions*	(5,957)

Computable capital	53,981

Risk-weighted assets	472,895

BIS II ratio	11.42

Tier I (before deductions)	7.89

Core capital	6.31

Shareholders’ equity surplus (BIS II ratio)	16,150

(*).-
Mainly corresponding to the stake in RFS Holdings, recorded by the equity method. This company holds the businesses acquired from ABN AMRO until their definitive separation and subsequent incorporation into the Group by global integration.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Item 2

Abbey
TO LET
Santander

Santander

Financial Report

January - September

08

Financial Report
January — September 08

2	January — September 2008

KEY CONSOLIDATED DATA
KEY CONSOLIDATED DATA

			Variation
	9M’ 08	9M’ 07	Amount	(%)	2007

Balance sheet (million euros)
Total assets	953,035	886,668	66,366	7.5	912,915
Net customer loans	570,703	551,215	19,488	3.5	565,477
Customer funds under management	781,803	806,487	(24,684)	(3.1)	784,995
Shareholders’ equity	57,579	45,013	12,566	27.9	51,945
Total managed funds	1,079,723	1,066,055	13,668	1.3	1,063,892

Income statement (million euros)
Net interest income (w/o dividends)	12,528	11,016	1,512	13.7	14,882
Commercial revenue	20,216	17,893	2,324	13.0	24,096
Gross operating income	22,534	19,946	2,588	13.0	27,095
Net operating income	13,147	10,900	2,247	20.6	14,842
Net profit from ordinary activity	7,316	6,302	1,013	16.1	8,518
Attributable profit to the Group (1)	6,935	5,990	946	15.8	8,111

EPS, profitability and efficiency (%)
EPS (euro) (1) (2)	1.0399	0.9600			1.2789
Diluted EPS (euro) (1) (2)	1.0351	0.9556			1.2657
ROE (1)	18.12	20.14			19.61
ROA (1)	1.08	0.98			0.98
RORWA (1)	1.94	1.76			1.76
Efficiency ratio	40.69	44.21			44.22

Capital (BIS II in 9M’08) and NPL ratios (%)
BIS ratio	11.42	12.79			12.66
Tier I	7.89	7.78			7.71
Core capital	6.31	6.24			6.25
NPL ratio	1.63	0.89			0.95
NPL coverage	104.27	158.12			150.55

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	10.50	13.63			14.79
Market capitalisation (million euros)	65,670	85,246			92,501
Book value (euro) (2)	8.05	7.38			7.87
Price / Book value (X) (2)	1.30	1.85			1.88
P/E ratio (X) (1)	7.57	10.65			11.56

Other data
Number of shareholders	2,251,033	2,332,429			2,278,321
Number of employees	133,178	132,188			131,819
Continental Europe	49,143	47,603			47,838
United Kingdom	17,947	16,855			16,827
Latin America	64,358	66,116			65,628
Financial management and equity stakes	1,730	1,614			1,526
Number of branches	11,685	11,217			11,178
Continental Europe	6,000	5,939			5,976
United Kingdom	1,047	705			704
Latin America	4,638	4,573			4,498

Information over profit with extraordinary capital gains and allowances
Attributable profit to the Group	6,935	6,572	363	5.5	9,060
EPS (euro) (2)	1.0399	1.0534			1.4287
Diluted EPS (euro) (2)	1.0351	1.0485			1.4139
ROE	18.12	22.10			21.91
ROA	1.08	1.07			1.09
RORWA	1.94	1.91			1.95

(1).-	In 9M ‘07 and December 2007 data without extraordinary capital gains and allowances.

(2).-	The December 2007 and 9M ‘08 calculations, include in the denominator the number of shares needed to compulsorily convert the “Valores Santander”.

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October 20, 2008, following a favourable report from the Audit and Compliance Committee on October 15, 2008. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

January — September 2008	3

4	January — September 2008

HIGHLIGHTS OF THE PERIOD
HIGHLIGHTS OF THE PERIOD
•	Attributable profit in the first nine months, excluding capital gains, was EUR 6,935 million, 15.8 % more than in the same period of 2007.
•
The third quarter profit was EUR 2,205 million, underscoring the Group’s capacity to generate earnings in an extremely complex environment of global economic slowdown, turmoil in stock markets, a liquidity squeeze and a worsening of the financing crisis.

•
Earnings per share for Q3’08 were EUR 0.3299, bringing the amount for the first nine months to EUR 1.0399 (+8.3% excluding capital gains). The calculation includes the proforma effect of conversion into shares of the “Valores Santander.”

•	The higher profit was based on:
•	excellent management of the most commercial revenues (particularly net interest income), which rose for the 16th straight quarter;

•	the slower growth in costs (from +10.5% in 2007 to +1.5% in Q3’08);

•	and the contribution of Banco Real: EUR 451 million (the net between profit of EUR 725 million and an after tax financing cost of EUR 274 million).
•	Net operating income increased 20.6% and the efficiency ratio was 3.5 p.p. better than in the first nine months of 2007.
•
The solid results enabled the Group to absorb the negative impact of the current environment, mainly reflected in lower gains on financial transactions and higher loan-loss provisions (+67.2%), and continue to outperform our peers.

•	The Group’s balance sheet remains strong:
•
NPL and coverage ratios of 1.63% and 104%, respectively, for the Group as a whole, which compare very well internationally. The NPL ratio in Spain (1.50%) also compares well, both its level and with the sector. Generic funds, moreover, amounted to EUR 6,296 million.

•	Solid capital ratios. On the basis of BIS II rules, the BIS ratio was 11.42% and core capital 6.31%.

•	Comfortable liquidity position: over EUR 23,000 million issued in 2008 in the medium and long term wholesale financing markets.
•	At the end of September, the Santander share price was EUR 10.50. It performed better than the benchmark banking indices in the first nine months of this year and in the 12 months to September.
•	As of November 1, the second interim dividend of EUR 0.135234 charged to 2008 earnings will be paid, 10% more than the same one in 2007.
•	Of note in the business areas (greater detail on pages 20 to 45):
•
Continental Europe: solid contribution from the large commercial units (+9.0% in attributable profit year-on-year), spurred by the networks in Spain (Santander Branch Network+Banesto: +12.0%). For the area as a whole, the year-on-year comparisons were not so good because of lower wholesale banking revenues, although the third quarter was a good one.

•
United Kingdom: attributable profit in sterling was 20.2% higher year-on-year because of greater revenues and almost flat costs. The market share of net new mortgage lending has risen this year and spreads improved.

•
Latin America: attributable profit was up 19.9% in dollars year-on-year (+23.4% before discontinued operations). Growth was fuelled by solid revenues and management of “jaws”, which offset the higher provisions.

•	Other significant developments (more detail on pages 47 and 48):
•	Following the agreement between Santander and Alliance & Leicester on the terms of the acquisition of A&L, all the requirements have been met and the purchase was completed ahead on October 10.
•	Acquisition for £612 million and integration by Abbey of £20,000 million of retail deposits, as well as the direct distribution channels of Bradford & Bingley.

•	Announcement of the acquisition for approximately $1,900 million by Santander of the 75.65% of the US bank Sovereign which it did not already own in a stock deal.

•
Sale in September of the Santander Financial City headquarters for EUR 1,900 million. Capital gains of EUR 586 million did not feed through to the third quarter’s profit, and therefore they did not impact the final profit.

January — September 2008	5

CONSOLIDATED FINANCIAL REPORT
GENERAL BACKGROUND
The downturn of the global economy is much deeper than expected and is likely to continue that way in 2009. This is due to two simultaneous shocks that are eroding growth: on the one hand, the surge in raw material prices which are beginning to ease sharply after reaching highs in July and, on the other, financial turmoil, particularly in September.
Financial turbulence intensified liquidity tensions in the markets and exposed the weakness of some financial entities which were subsequently intervened and/or absorbed. The rescue plans and support for the financial sector in the US and Europe to provide liquidity and recapitalisation should help to stabilise the markets and contribute to a slow and gradual economic recovery.
The growth of the US economy for the rest of this year and early 2009 is close to zero (2% in the first half of 2008). The Fed’s half a point interest rate cut (to 1.5%) in October in a coordinated move with the main central banks is aimed at stimulating a recovery.
Latin America has one of the best profiles in the current environment, with GDP growth of more than 4% although this is lower than in previous years because of the global slowdown and the region’s tighter monetary policies. This tendency is countering the still high inflationary pressures, reducing the probability of new interest rate hikes, except for Brazil. Exchange rates are consolidating their depreciation trend in a scenario of strong volatility, as a result of the fall in raw material prices, the future softening of monetary policy and a lower surplus on the balance of payments.
The Euro zone economy is decelerating at a brisk pace (Q2:-0.7% annualised vs. +3.2% in Q1) and this will continue next year. Coupled with more stable raw material prices, inflation could fall to around 1% by the middle of 2009. This enabled the ECB in October to begin to cut its repo rate (from 4.25% to 3.75%) and it will continue to do so. The euro, meanwhile, reached a more moderate level against the dollar and remained stable against sterling.
In Spain, the property market slump and the adverse international environment intensified the slowdown (+0.6% annualised in Q2 vs. 1.4% in Q1) more than expected. Inflation, after reaching 5.3% in July, could dip below 3.5% at the end of the year and fall further in 2009.
As part of the European Union’s coordinated strategy, the Spanish Government approved a package of measures to reactivate the banking sector. Deposits are guaranteed up to EUR 100,000 per depositor and bank, a financing line has been put in place under which the government will buy up to EUR 50,000 million of credit entities’ high quality assets, and the government will provide up to EUR 100,000 million of guarantees for new debt issued by credit entities.
The UK economy is losing steam (Q2:+0.2% annualised; Q1:+1.1%), and is expected to continue. This will ease the pressure on inflation, though it will still remain well above the target, (more than 4% at the end of the year). Despite this, the Bank of England shaved half a point off the base rate in October to 4.5% and further cuts are expected.
EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	9M’ 08	9M’ 07	30.09.08	31.12.07	30.09.07

US$	1.5200	1.3438	1.4303	1.4721	1.4179
Pound sterling	0.7814	0.6764	0.7903	0.7334	0.6968
Brazilian real	2.5600	2.6868	2.7525	2.5963	2.6068
New Mexican peso	15.9826	14.7138	15.7126	16.0740	15.4828
Chilean peso	732.6705	710.7220	785.5923	733.0322	725.8230
Venezuelan bolivar fuerte	3.2649	2.8853	3.0638	3.1610	3.0447
Argentine peso	4.7380	4.2093	4.4611	4.6684	4.5320
GRUPO SANTANDER RESULTS
Despite the current environment, Santander’s results continued to grow notably and compare very well with those of other large international banks.
The Group’s attributable profit was EUR 6,935 million, up from EUR 6,572 million in the first nine months of 2007. The 2007 figure includes the net extraordinary capital gains and allowances (EUR 582 million) from the sale of 1.79% of Intesa Sanpaolo and of 4.67% of Banco Portugués do Investimento.
Excluding them, the Group’s attributable profit was 15.8% higher year-on-year. All comments made from now on do not take these capital gains into account.
The third quarter profit of EUR 2,205 million underlines the Group’s capacity to generate earnings in a very complex environment of global economic slowdown, dislocation in the equity and fixed-income markets, liquidity tensions and the worsening of the financial crisis.
Third quarter earnings per share of EUR 0.3299 brought the figure for the first nine months to EUR 1.0399 (+8.3%) including the number of shares that the “Valores Santander” will have to be converted into.
These rates of growth were achieved in an extremely complex environment, which led the Group to emphasise the focus on the management priorities already announced for 2008: management of spreads; of “jaws”, with particular attention on costs; of liquidity; special attention to risks and disciplined financial and capital management.

6	January — September 2008

CONSOLIDATED FINANCIAL REPORT
INCOME STATEMENT

			Variation
Million euros	9M’ 08	9M’ 07	Amount	(%)

Net interest income (w/o dividends)	12,528	11,016	1,512	13.7
Dividends	397	357	40	11.1

Net interest income	12,925	11,373	1,552	13.6

Income from companies accounted for by the equity method	800	248	552	222.2
Net fees	6,229	6,022	208	3.5
Insurance activity	262	250	12	4.9

Commercial revenue	20,216	17,893	2,324	13.0

Gains (losses) on financial transactions	2,318	2,053	265	12.9

Gross operating income	22,534	19,946	2,588	13.0

Income from non-financial services	95	110	(16)	(14.2)
Non-financial expenses	(55)	(56)	1	(2.5)
Other operating income	(124)	(111)	(13)	—
Operating expenses	(9,303)	(8,989)	(314)	3.5
General administrative expenses	(8,384)	(8,033)	(351)	4.4
Personnel	(4,994)	(4,761)	(233)	4.9
Other administrative expenses	(3,390)	(3,272)	(118)	3.6
Depreciation and amortisation	(919)	(956)	37	(3.8)

Net operating income	13,147	10,900	2,247	20.6

Impairment loss on assets	(4,079)	(2,419)	(1,660)	68.6
Loans	(3,992)	(2,387)	(1,605)	67.2
Goodwill	—	—	—	—
Other assets	(86)	(32)	(55)	172.8
Other income	(166)	(375)	210	—

Profit before taxes (w/o capital gains)	8,903	8,105	797	9.8

Tax on profit	(1,587)	(1,803)	216	(12.0)

Net profit from ordinary activity	7,316	6,302	1,013	16.1

Net profit from discontinued operations	4	99	(95)	(95.8)

Net consolidated profit (w/o capital gains)	7,320	6,401	918	14.3

Minority interests	384	412	(27)	(6.6)

Attributable profit to the Group (w/o capital gains)	6,935	5,990	946	15.8

Net extraordinary capital gains and allowances	—	582	(582)	(100.0)

Attributable profit to the Group	6,935	6,572	363	5.5

Pro memoria:
Average total assets	907,179	868,249	38,929	4.5
Average shareholders’ equity	51,044	39,651	11,393	28.7

January — September 2008	7

CONSOLIDATED FINANCIAL REPORT
QUARTERLY

	2007				2008
Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest income (w/o dividends)	3,459	3,671	3,886	3,866	3,966	4,209	4,353
Dividends	48	236	74	56	60	255	82

Net interest income	3,507	3,907	3,960	3,922	4,025	4,464	4,435

Income from companies accounted for by the equity method	60	100	89	193	341	273	186
Net fees	2,034	2,015	1,972	2,019	2,073	2,055	2,101
Insurance activity	79	87	83	70	88	92	81

Commercial revenue	5,681	6,108	6,103	6,203	6,528	6,884	6,805

Gains (losses) on financial transactions	488	709	856	945	819	849	650

Gross operating income	6,168	6,818	6,960	7,149	7,347	7,733	7,454

Income from non-financial services	34	43	33	42	23	36	36
Non-financial expenses	(18)	(22)	(15)	(23)	(16)	(19)	(19)
Other operating income	(34)	(36)	(42)	(7)	(37)	(39)	(48)
Operating expenses	(2,915)	(2,990)	(3,084)	(3,219)	(3,081)	(3,093)	(3,129)
General administrative expenses	(2,609)	(2,675)	(2,749)	(2,907)	(2,774)	(2,786)	(2,825)
Personnel	(1,530)	(1,592)	(1,639)	(1,749)	(1,656)	(1,669)	(1,668)
Other administrative expenses	(1,079)	(1,083)	(1,110)	(1,158)	(1,117)	(1,117)	(1,156)
Depreciation and amortisation	(307)	(315)	(334)	(312)	(308)	(307)	(304)

Net operating income	3,236	3,812	3,852	3,942	4,236	4,618	4,294

Impairment loss on assets	(683)	(838)	(898)	(1,130)	(1,162)	(1,382)	(1,535)
Loans	(670)	(827)	(890)	(1,082)	(1,135)	(1,340)	(1,518)
Goodwill	—	—	—	(14)	—	—	—
Other assets	(13)	(11)	(8)	(33)	(27)	(42)	(17)
Other income	(88)	(134)	(153)	(7)	(208)	(3)	45

Profit before taxes (w/o capital gains)	2,465	2,839	2,801	2,805	2,866	3,233	2,804

Tax on profit	(567)	(655)	(580)	(589)	(531)	(579)	(478)

Net profit from ordinary activity	1,898	2,184	2,220	2,216	2,335	2,654	2,326

Net profit from discontinued operations	30	33	36	13	1	2	2

Net consolidated profit (w/o capital gains)	1,927	2,217	2,257	2,230	2,336	2,656	2,328

Minority interests	125	143	143	109	130	132	123

Attributable profit to the Group (w/o capital gains)	1,802	2,074	2,113	2,121	2,206	2,524	2,205

Net extraordinary capital gains and allowances	—	582	—	368	—	—	—

Attributable profit to the Group	1,802	2,656	2,113	2,488	2,206	2,524	2,205

EPS w/o capital gains (euros)	0.2887	0.3323	0.3390	0.3189	0.3310	0.3790	0.3299

Diluted EPS w/o capital gains (euros)	0.2874	0.3307	0.3375	0.3101	0.3287	0.3777	0.3287

8	January — September 2008

CONSOLIDATED FINANCIAL REPORT
NET FEES AND INSURANCE BUSINESS

			Variation
Million euros	9M’ 08	9M’ 07	Amount	(%)

Commissions for services	3,117	2,719	398	14.6
Credit and debit cards	689	612	76	12.4
Account management	428	431	(3)	(0.7)
Commercial bills	208	165	43	26.0
Guarantees and other contingent liabilities	285	260	25	9.8
Other transactions	1,508	1,251	257	20.5
Mutual & pension funds	1,175	1,430	(254)	(17.8)
Securities services	538	764	(226)	(29.6)
Insurance	1,399	1,109	290	26.2

Net fees	6,229	6,022	208	3.5

Insurance activity	262	250	12	4.9

Net fees and insurance business	6,491	6,271	220	3.5

The main developments were:
•
Excellent performance of the most commercial revenues, which rose for the 16th straight quarter, and especially net interest income without dividends, which is offsetting the slowdown in business volumes with management of spreads.

•	A further lowering of growth in operating expenses: — from +10.5% in 2007 to +1.5% in the third quarter of 2008 (+5.7% in the first quarter and +3.4% in the second).

•
Another quarterly rise in loan-loss provisions (+67.2% in the first nine months), due to the combined impact of a faster than expected worsening of macroeconomic variables in some countries (reflected in more NPLs); growth in lending, although at a slower pace; the entry in previous quarters into segments of more profitable products, but with a greater risk premium; and the release of provisions made in the first quarter of 2007 in some units, which was not repeated in 2008.

•	Quality and recurrence of results, which continue to register significant rises: gross operating income (+13.0%), net operating income (+20.6%), profit (+15.8%) and earnings per share (+8.3%).

•
Good performance of the operating areas in Q3’08, with higher profits than in the Q2’08 and stronger growth rates. The Group’s lower profit in the third quarter was due to Financial Management and Equity Stakes and reflected three factors: lower dividends (seasonal effect), reduced gains on financial transactions (loss on exchange rate position) and lower results by the equity accounted method (Sovereign).

In order to appropriately interpret the Group’s results the following three aspects should be taken into account:
•
In line with accounting rules, the results from businesses sold in 2007 are recorded on a net basis in discontinued operations. This enables management of the recurrent businesses to be better tracked.

•
The results include a net positive impact of EUR 451 million from the incorporation of ABN AMRO (EUR 725 million of profits, mainly from Banco Real, recorded in income accounted for by the equity method, and a financing cost after tax of EUR 274 million).

•
Comparing gross operating income and operating expenses with 2007 is negatively affected by the evolution of the average exchange rates of the dollar, sterling and the main Latin American currencies, except Brazil’s real, against the euro. The effect as regards the euro is -4 p.p. in the Group’s total, -15 p.p. in the UK and -3 p.p. in Latin America.

Net interest income was 13.6% higher at EUR 12,925 million. Of note was that excluding dividends and the cost of financing of ABN AMRO (as its revenues are not included here), the increase was 17.3%, yet again higher than the previous quarter, something that has been the case every quarter since the beginning of 2005.
This was due to a moderate rise in business volumes, more so in Latin America, as well as improved customer spreads in some of the main units.
Net fee income and insurance revenue increased 3.5% year-on-year (+ 2.2% in the first half). This moderate growth was due to the fall in fee income from mutual and pension funds and lower revenues from wholesale banking business, as fees from services and insurance grew 14.6% and 26.2%, respectively.

January — September 2008	9

CONSOLIDATED FINANCIAL REPORT
OPERATING EXPENSES

			Variation
Million euros	9M’ 08	9M’ 07	Amount	(%)

Personnel expenses	4,994	4,761	233	4.9
General expenses	3,390	3,272	118	3.6
Information technology	356	374	(18)	(4.8)
Communications	328	316	12	3.9
Advertising	372	418	(45)	(10.9)
Buildings and premises	752	632	120	19.1
Printed and office material	101	105	(5)	(4.5)
Taxes (other than profit tax)	197	198	(2)	(0.8)
Other expenses	1,284	1,229	55	4.5

Personnel and general expenses	8,384	8,033	351	4.4

Depreciation and amortisation	919	956	(37)	(3.8)

Total operating expenses	9,303	8,989	314	3.5

Continental Europe’s net fee income and insurance revenue increased only 0.1% because of the two aforementioned effects, the UK’s rose 3.4% in sterling, which was better than in the first half and Latin America’s, excluding the exchange rate impact, increased 16.4% (strong growth in all lines).
Income accounted for by the equity method amounted to EUR 800 million, with a strong rise due to the incorporation of Banco Real’s profit. Excluding the latter, it was EUR 75 million (EUR 173 million lower year-on-year due to Cepsa’s smaller contribution and Sovereign’s negative impact).
Commercial revenue was 13.0% higher year-on-year at EUR 20,216 million.
Gross operating income, after incorporating EUR 2,318 million of gains on financial transactions grew at almost the same pace (12.9%). Year-on-year growth was slower than in the first half because of the negative impact of the exchange-rate position, whose trend has changed (positive contribution in previous quarters).
Operating expenses increased 3.5% year-on-year, a much slower pace than the rise in gross operating income and again slower than in previous quarters (+1.5% Q3’08/Q3’07).
All the retail banking units in Europe and Latin America as well as the global units registered growth in costs consistent with the Group’s disciplined approach and with its ongoing business development plans, while also meeting their efficiency objectives. The UK’s costs continued to perform well.
The growth differential between the rise in gross operating income and in expenses (“jaws”) was 9.5 p.p. for the whole Group, producing a further gain in efficiency from 44.2% in the first nine months of 2007 to 40.7% a year later.
Net operating income grew 20.6% to EUR 13,147 million. A large part of this growth was due to the operating areas, which overall increased 16.4%, and the rest to Financial Management and Equity Stakes, because of Banco Real’s incorporation.
The net impairment loss on assets was EUR 4,079 million. Most of this (EUR 3,992 million) were net loan-loss provisions (+67.2% year-on-year).
Most business units registered year-on-year increases because of the rise in risk premiums in some countries, in line with the markets’ performance, growth in lending, the change of mix and one-off releases of specific provisions (Santander Branch Network) and generic provisions (Wholesale Banking) in 2007, which were not repeated this year.
Other income, which includes provisions for possible contingencies, was EUR 166 million negative (EUR 375 million negative in the first nine months of 2007).
Profit before tax was EUR 8,903 million. After incorporating the tax charge, the income from discontinued operations (EUR 99 million in the first nine months of 2007 from the sale of pension fund management businesses in Latin America), and minority interests, attributable profit excluding capital gains was 15.8% higher at EUR 6,935 million (+EUR 946 million).
NET LOAN-LOSS PROVISIONS

			Variation
Million euros	9M’ 08	9M’ 07	Amount	(%)

Non performing loans	4,526	2,881	1,645	57.1
Country-risk	(64)	(16)	(48)	296.2
Recovery of written-off assets	(469)	(477)	8	(1.6)

Total	3,992	2,387	1,605	67.2

10	January — September 2008

CONSOLIDATED FINANCIAL REPORT
BALANCE SHEET

			Variation
Million euros	30.09.08	30.09.07	Amount	(%)	31.12.07

Assets
Cash on hand and deposits at central banks	51,730	19,339	32,391	167.5	31,063
Trading portfolio	122,158	164,040	(41,883)	(25.5)	158,800
Debt securities	47,511	74,949	(27,439)	(36.6)	66,331
Customer loans	3,159	24,409	(21,250)	(87.1)	23,704
Equities	6,800	10,309	(3,509)	(34.0)	9,744
Other (deposits at credit institutions and trading derivatives)	64,688	54,373	10,315	19.0	59,021
Other financial assets at fair value	29,680	42,359	(12,679)	(29.9)	24,829
Customer loans	9,140	7,891	1,249	15.8	8,022
Other (deposits at credit institutions, debt securities and equities)	20,540	34,467	(13,927)	(40.4)	16,808
Available-for-sale financial assets	42,149	40,631	1,518	3.7	44,349
Debt securities	35,450	32,039	3,411	10.6	34,187
Equities	6,699	8,592	(1,893)	(22.0)	10,162
Loans	633,603	565,594	68,009	12.0	579,530
Deposits at credit institutions	59,200	31,833	27,367	86.0	31,760
Customer loans	558,404	518,915	39,489	7.6	533,751
Other	15,999	14,847	1,152	7.8	14,019
Investments	15,319	4,892	10,427	213.2	15,689
Intangible assets and property and equipment	11,989	13,318	(1,329)	(10.0)	11,661
Goodwill	13,337	14,262	(926)	(6.5)	13,831
Other	33,072	22,234	10,838	48.7	33,162

Total assets	953,035	886,668	66,366	7.5	912,915

Liabilities and shareholders’ equity
Trading portfolio	95,649	117,746	(22,097)	(18.8)	122,754
Customer deposits	10,098	25,164	(15,066)	(59.9)	27,992
Marketable debt securities	5,845	18,109	(12,265)	(67.7)	17,091
Other (deposits at credit institutions, trading derivatives and other)	79,706	74,473	5,233	7.0	77,671
Other financial liabilities at fair value	30,484	37,131	(6,647)	(17.9)	33,156
Customer deposits	10,316	8,088	2,228	27.6	10,669
Marketable debt securities	7,727	10,802	(3,075)	(28.5)	10,279
Deposits at credit institutions	12,441	18,241	(5,800)	(31.8)	12,208
Financial liabilities at amortized cost	720,477	634,543	85,933	13.5	652,952
Due to central banks and credit institutions	92,464	61,375	31,088	50.7	77,434
Customer deposits	351,880	315,057	36,822	11.7	317,043
Marketable debt securities	223,414	209,052	14,362	6.9	206,265
Subordinated debt	34,575	31,918	2,657	8.3	35,670
Other financial liabilities	18,144	17,141	1,003	5.9	16,540
Insurance liabilities	15,594	13,255	2,339	17.6	13,034
Provisions	16,329	16,706	(377)	(2.3)	16,571
Other liability accounts	17,678	18,404	(726)	(3.9)	16,368
Preferred securities	498	558	(60)	(10.7)	523
Minority interests	2,527	2,332	196	8.4	2,358
Equity adjustments by valuation	(3,779)	980	(4,760)	—	722
Capital stock	3,127	3,127	—	—	3,127
Reserves	48,362	36,852	11,511	31.2	43,828
Attributable profit to the Group	6,935	6,572	363	5.5	9,060
Less: dividends	(846)	(1,538)	692	(45.0)	(1,538)

Total liabilities and shareholders’ equity	953,035	886,668	66,366	7.5	912,915

January — September 2008	11

CONSOLIDATED FINANCIAL REPORT
CUSTOMER LOANS

			Variation
Million euros	30.09.08	30.09.07	Amount	(%)	31.12.07

Public sector	6,073	5,213	860	16.5	5,633
Other residents	229,545	218,672	10,874	5.0	227,512
Commercial bills	14,733	17,114	(2,381)	(13.9)	18,248
Secured loans	124,274	120,750	3,524	2.9	123,371
Other loans	90,538	80,807	9,731	12.0	85,893
Non-resident sector	345,294	335,892	9,403	2.8	341,027
Secured loans	204,898	201,795	3,102	1.5	199,316
Other loans	140,397	134,097	6,300	4.7	141,711

Gross customer loans	580,913	559,776	21,137	3.8	574,172

Loan-loss allowances	10,211	8,561	1,649	19.3	8,695

Net customer loans	570,703	551,215	19,488	3.5	565,477

Pro memoria: Doubtful loans	10,373	5,669	4,703	83.0	6,070
Public sector	1	2	(1)	(66.7)	1
Other residents	4,636	1,512	3,123	206.6	1,812
Non-resident sector	5,737	4,156	1,581	38.0	4,257
CONSOLIDATED BALANCE SHEET
Total managed funds at the end of September amounted to EUR 1,079,723 million. Of this amount, 88% (EUR 953,035 million) were on-balance sheet and the rest off-balance sheet mutual and pension funds and managed portfolios.
In order to correctly interpret this information, it is necessary to take into account the perimeter impacts (incorporation in Q3’08 of the deposits of Bradford & Bingley (B&B) and the sale of pension fund management institutions in Latin America in 2007) and the exchange-rate from the depreciation (end of September rates) of sterling against the euro. The impact of these factors on the changes in customer balances was 5 p.p. negative on loans and 2 p.p. also negative on customer funds.
The Group’s gross lending amounted to EUR 580,913 million, 3.8% higher year-on-year (+8.4% excluding the exchange-rate effect). Lending to “other resident sectors” increased 5.0%, with secured loans up 2.9%, the rest of loans 12.0%, reflecting the good performance of balances with individual customers and SMEs, and commercial bills declined 13.9%. Loans to the non-resident sector rose 2.8%, clearly affected by exchange rates (around 8 p.p.).
Continental Europe’s total lending increased 7%. In Spain, the Santander Branch Network’s loans grew 3% and Banesto’s 2%, with lower growth in mortgages and the best performance in loans to SMEs and businesses. Santander Consumer Finance’s loans grew 20% year-on-year and Portugal’s 11%.
The UK’s balances were 8% lower in euros, hit by sterling’s depreciation (-13%) and the lower activity in short-term markets. In local currency, residential mortgage growth was 12%, while personal loans, with a very low share of total lending in line with the Group’s strategy set several quarters ago, declined 18%.

12	January — September 2008

CONSOLIDATED FINANCIAL REPORT
Latin America’s lending increased 15% in euros. In local currency the growth was 21%, with Brazil (+33%), Chile (+21%), Venezuela (+17%) and Mexico (+16%).
Lending in the third quarter of 2008 was 1.4% higher than in the second quarter, with a small positive exchange rate impact.
At the end of September, Continental Europe accounted for 56% of the Group’s total lending, the UK for 31% and Latin America for 13%.
Total customer funds under management amounted to EUR 781,803 million, 3% lower year-on-year, impacted by the perimeter effect and exchange rates.
Deposits excluding repos increased 12%, subordinated debt 8%, while marketable securities remain virtually unchanged. Mutual funds declined 24%, pension funds 64% and investment-savings insurance increased 26%.
All these percentages are affected, on the one hand, by the exchange-rate impact (mainly sterling’s slide) and, on the other, the incorporation of B&B and the sale of pension fund management institutions in Latin America, as well as placement of EUR 7,000 million of “Valores Santander” recorded in shareholders’ funds and not in customer funds.
On a like-for-like basis and eliminating the exchange-rate impact, deposits increased 11%, pension funds declined 3% and total customer funds rose 0.2% instead of the aforementioned drop of 3%.
Continental Europe’s customers deposits excluding Repos increased 11% (+17% including “Valores Santander”). In Spain, where more than 82% of Continental Europe’s balances are concentrated, they also rose 11% in the last 12 months and off-balance sheet ones declined 27%, notably influenced by customers’ preference in the last quarters for time deposits. Nevertheless, the Group maintained its leadership position in mutual funds in Spain (market share above 20%,). In Portugal, the focus was on deposits. They grew 18%, particularly time deposits.
Customer deposits in the UK, excluding repos, rose 31% in sterling (B&B impact), while mutual funds dropped 11% because of the ending of management commitments with institutional clients.
In Latin America, on a like-for-like basis, total customer funds (on- and off-balance sheet) increased 9% excluding the exchange-rate impact. Deposits excluding repos grew 33% in Colombia, 29% in Brazil, 20% in Argentina, 16% in Chile, and 2% in Mexico, the latter due to lower financing needs because of the amortisation of the Fobaproa commercial paper. The region’s total mutual funds decreased 5%, significantly impacted by the stock markets in the region, especially in Brazil.
Continental Europe accounted for 46% of customer funds, the UK 32% and Latin America 22%.
The three main lines of the Group’s financing plans in the first nine months were:
•
The Group continued to prove its capacity to obtain medium- and long-term financing in a complex environment, taking advantage of the market’s windows to issue EUR 21,404 million of senior debt and EUR 1,426 million of covered bonds. Senior and subordinated debt that matured had countervalues of EUR 21,057 million and EUR 471 million, respectively.

January — September 2008	13

CONSOLIDATED FINANCIAL REPORT
CUSTOMER FUNDS UNDER MANAGEMENT

			Variation
Million euros	30.09.08	30.09.07	Amount	(%)	31.12.07

Public sector	15,016	14,257	759	5.3	15,239
Other residents	110,156	101,914	8,242	8.1	103,772
Demand deposits	51,016	55,900	(4,884)	(8.7)	53,779
Time deposits	43,355	28,497	14,857	52.1	31,007
REPOs	15,785	17,517	(1,732)	(9.9)	18,986
Non-resident sector	247,122	232,138	14,985	6.5	236,693
Demand deposits	128,482	121,131	7,351	6.1	117,699
Time deposits	96,832	76,410	20,422	26.7	78,287
REPOs	19,098	32,160	(13,062)	(40.6)	37,538
Public Sector	2,710	2,437	274	11.2	3,168

Customer deposits	372,294	348,309	23,985	6.9	355,704

Debt securities	236,986	237,963	(978)	(0.4)	233,634
Subordinated debt	34,575	31,918	2,657	8.3	35,670

On-balance-sheet customer funds	643,855	618,190	25,664	4.2	625,009

Mutual funds	97,256	128,190	(30,935)	(24.1)	119,211
Pension funds	11,172	30,707	(19,535)	(63.6)*	11,952
Managed portfolios	18,260	20,489	(2,229)	(10.9)	19,814
Savings-insurance policies	11,260	8,910	2,350	26.4	9,009

Other customer funds under management	137,948	188,297	(50,349)	(26.7)	159,986

Customer funds under management	781,803	806,487	(24,684)	(3.1)*	784,995

(*).-	Without impact of the sale of pension funds management institutions in Latin America, pension funds: -3.4%; customer funds under management: -0.7%.
•	Securitisations of mortgage loans, consumer finance and loans to SMEs amounted to close to EUR 50,000 million. This enabled us to increase the total assets eligible for discounting in central banks.

•	Lastly, the Group intensified the emphasis on capturing of deposits through its retail networks.
All these measures strengthened the Group’s position at a time of instability in the markets and enabled Santander to enjoy a comfortable liquidity situation.
Goodwill (pertaining to the entities which are consolidated by global incorporation) was EUR 13,337 million, EUR 926 million lower year-on-year.
Bank of Spain circular 3/2008 on determining and controlling minimum shareholders’ funds came into force on June 10. This completed the transfer to Spanish legislation of the directives on capital requirements set by the Basel Committee on Banking Supervision (BIS II), following its adoption in the EU.
The main novelties, regarding capital requirements (Pillar I), concern the possibility of using the Internal Ratings Based Approach (IRB) for calculating risk weighted exposures, as well as including operational risk in them. The aim is to make regulatory requirements more sensitive to all risks that banks face.
A supervisory review process is also established to improve internal management of risks and self-assessment of economic capital (Pillar II), as well as elements regarding information and market discipline (Pillar III).
In this context, Grupo Santander obtained authorisation on June 25 from the Bank of Spain to adopt the Internal Ratings Based Approach (IRB) for calculating the requirements of shareholders’ funds by credit risk of Santander (parent bank), Banesto and Abbey (jointly with the UK’s Financial Services Authority).
MUTUAL FUNDS

Million euros	30.09.08	30.09.07	Var. (%)

Spain	51,984	75,125	(30.8)
Portugal	3,943	6,039	(34.7)
United Kingdom	8,541	10,923	(21.8)
Latin America	32,787	36,103	(9.2)

Total	97,256	128,190	(24.1)

PENSION FUNDS

Million euros	30.09.08	30.09.07	Var. (%)

Spain	9,819	10,116	(2.9)
Portugal	1,354	1,450	(6.6)
Latin America	—	19,141	(100.0)

Total	11,172	30,707	(63.6)*

(*).-	Without impact of the sale of pension funds management institutions in Latin America:-3.4%.

14	January — September 2008

CONSOLIDATED FINANCIAL REPORT
SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

			Variation
Million euros	30.09.08	30.09.07	Amount	(%)	31.12.07

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	28,069	16,689	11,380	68.2	23,458
Treasury stock	(77)	(207)	130	(63.0)	(0)

On-balance-sheet shareholders’ equity	51,490	39,979	11,511	28.8	46,955

Attributable profit	6,935	6,572	363	5.5	9,060
Interim dividend distributed	(846)	(769)	(77)	10.0	(1,538)

Shareholders’ equity at period-end	57,579	45,782	11,797	25.8	54,478

Interim dividend not distributed	—	(769)	769	(100.0)	(2,532)

Shareholders’ equity	57,579	45,013	12,566	27.9	51,945

Valuation adjustments	(3,779)	980	(4,760)	—	722
Minority interests	2,527	2,332	196	8.4	2,358
Preferred securities	498	558	(60)	(10.7)	523
Preferred securities in subordinated debt	7,151	7,320	(169)	(2.3)	7,261

Shareholders’ equity and minority interests	63,976	56,203	7,773	13.8	62,810

These banks account for more than 70% of the consolidated risk exposure. Grupo Santander has made a commitment to the Bank of Spain to gradually apply over the next few years the internal models for determining shareholders’ funds by credit risk for almost all the Group’s banks. Close to 95% of exposure will be covered under IRB models. The whole process will be validated on a coordinated basis by the Bank of Spain and the supervisors of each of the countries where the Group is present, mainly Europe and the Americas.
The Bank of Spain has particularly appreciated our efforts to establish advanced techniques, made possible by our robust and consistent technological platforms, the advanced methodologies of internal models and risk information systems for several years and for having shown a high level of integration in management.
The new regulatory standards are already having a positive impact on Grupo Santander’s capital ratios. As a result of using the internal models, the risk weighted exposure is declining and thus the capital needs are lower. This improvement is partly offset by the greater penalisation from including operational risk and the fact that the inclusion of generic provisions among Tier 2 funds is now limited to 60%.
COMPUTABLE CAPITAL AND BIS II RATIO

Million euros	30.09.08

Core capital	29,836
Basic capital	37,300
Supplementary capital	22,639
Deductions*	(5,957)

Computable capital	53,981

Risk-weighted assets	472,895

BIS II ratio	11.42

Tier I (before deductions)	7.89

Core capital	6.31

Shareholders’ equity surplus (BIS II ratio)	16,150

(*).-
Mainly corresponding to the stake in RFS Holdings, recorded by the equity method. This company holds the businesses acquired from ABN AMRO until their definitive separation and subsequent incorporation into the Group by global integration.

January — September 2008	15

CONSOLIDATED FINANCIAL REPORT
In accordance with BIS II criteria, Grupo Santander’s shareholders’ equity amounted to EUR 53,981 million at the end of September. The surplus above the minimum requirement was EUR 16,150 million.
The BIS II ratio was 11.42%. Tier 1 stood at 7.89% and core capital 6.31%, basically in line with the ratio at the end of June. This was due to the net between the positive effects of the generation of free capital and the negative impact from the lower value of the equities’ portfolio.
STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

Million euros	9M’ 08	9M’ 07

Available-for-sale financial assets	(2,840)	(1,135)
Other financial liabilities at fair value	—	—
Cash flow hedges	(92)	(101)
Hedges of net investments in businesses abroad	257	322
Exchange differences	(1,826)	(976)
Long-term assets for sale	—	—

Net revenues recorded in shareholders’ equity	(4,501)	(1,890)

Net consolidated profit (published)	7,320	6,984
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—

Net consolidated profit	7,320	6,984

Parent Bank	2,434	4,682
Minority interests*	384	412

Total revenues and expenses	2,818	5,093

(*).-	In addition, the 9M’08 net loss directly recognised in equity relating to minority interests amounted to a loss of EUR 63 million (EUR 152 million loss in the same period of 2007).
RATING AGENCIES
On July 8, Fitch affirmed the Group’s ratings and outlook as well as those of its main subsidiaries, reflecting the soundness of the retail franchises, their profitability, business diversification, good risk management systems, asset quality and capital position.
Subsequently, after announcing the acquisition of Alliance & Leicester, the deposits of Bradford & Bingley and all the capital of Sovereign, all rating agencies confirmed the ratings and the outlook as stable, except for Fitch which, after the latter operation, placed Banco Santander’s Long-term Issuer Default rating of ‘AA’ and Individual rating of ‘A/B’ on Rating Watch Negative until all the necessary approvals have been received and the scope of the risks of integration assimilated can be assessed.

	Long	Short		Financial
	term	term		strength	Outlook

Standard & Poor’s	AA	A1+			Stable
Fitch Ratings	AA	F1+		A/B	Negative
Moody’s	Aa1	P1		B	Stable
DBRS	AA	R1(high	)		Stable

16	January — September 2008

RISK MANAGEMENT
CREDIT RISK MANAGEMENT (*)

			Variation
Million euros	30.09.08	30.09.07	Amount		(%)	31.12.07

Non-performing loans	10,584	5,738	4,846		84.4	6,179
NPL ratio (%)	1.63	0.89	0.74	p.		0.95
Loan-loss allowances	11,035	9,073	1,962		21.6	9,302
Specific	4,739	3,128	1,611		51.5	3,275
General-purpose	6,296	5,945	351		5.9	6,027
NPL coverage (%)	104.27	158.12	(53.85	p.)		150.55
Credit cost (%) **	0.79	0.43	0.36	p.		0.50

Ordinary non-performing and doubtful loans ***	7,863	4,059	3,804		93.7	4,335
NPL ratio (%) ***	1.22	0.63	0.59	p.		0.67
NPL coverage (%) ***	140.34	223.53	(83.19	p.)		214.58

(*).-	Excluding country-risk.

(**).-	Net specific allowance / computable assets.

(***).-	Excluding mortgage guarantees.

Note:	NPL ratio: Non-performing loans / computable assets.
RISK MANAGEMENT
The financial markets were again very volatile, with liquidity tensions in the money markets and continued aversion to risk. In this environment, Grupo Santander tightened management of structural liquidity.
Santander has no risk in the subprime mortgage segment and a low volume of activity in structured products. Moreover, its exposure to hedge funds, asset-backed securities, monolines, conduits, etc, is very limited. In short, its exposure to structured financial products shows a low level of complexity and is subject to strict supervision by the Group’s senior management.
As a result, there was no need to make any writedowns other than those related to ordinary loans.
Credit risk management
The Group’s non-performing and doubtful loans continued to rise, due to the less favourable macroeconomic climate, the rise in lending in recent years and the change of mix (mainly in Latin America) toward more profitable products, but with a higher risk premium.
The Group’s NPL ratio was 1.63%, 74 b.p. above September 2007, comparing very well with international standards. The same can be said about coverage, which although lower than a year ago was 104% and also compares very well with our international peers.
Net loan-loss provisions (deducting bad debts recovered) were EUR 4,003 million, representing 0.79% of average credit risk (last 12 months), compared to EUR 2,093 million (0.43%) in the first nine months of 2007. The higher cost of credit is being partially offset by an increase in the spreads on loans, reflected in higher gross operating income.
In Spain, according to the latest figures, the Group’s NPL ratio compares well with the sector (and its differential is widening) as it evolved relatively better over the last few years. It rose by 99 b.p. to 1.50% in the year to September and NPL coverage was 129%.

January — September 2008	17

RISK MANAGEMENT
NON-PERFORMING LOANS BY QUARTER

	2007				2008
Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Balance at beginning of period	4,608	4,936	5,354	5,738	6,179	7,148	8,604
+ Net additions	1,058	1,047	1,256	1,531	1,854	2,451	3,097
- Write-offs	(729)	(629)	(872)	(1,090)	(884)	(996)	(1,117)

Balance at period-end	4,936	5,354	5,738	6,179	7,148	8,604	10,584

Santander Consumer Finance’s NPL ratio was 3.87% in September (+106 b.p. in twelve months). NPL coverage was 87% (17 p.p. lower than a year ago).
The NPL ratio in Portugal was 35 b.p. higher than in the third quarter of 2007 at 1.65% and coverage dropped to 82%.
In the UK, the NPL ratio was 0.76%, 18 b.p. higher than in September 2007. Coverage was 57%, 17 p.p. lower than a year ago, but slightly higher in the third quarter than in the second.
The NPL ratio in Latin America was 2.37% (+60 b.p. since September 2007). NPL coverage was 116%, 23 p.p. lower.
Market risk management
The risk of trading activity, measured in Daily Value-at-Risk (VaRD), averaged around EUR 35.2 million. It ranged between EUR 31.1 million and EUR 43.5 million. The main variations came from movements in the treasury positions of Brazil, Madrid and Mexico, except for the sharp increase in the third week of September when the VaRD reached a high for the third quarter.
This increase was the result of the increased volatility in financial markets stemming from the worsening of the financial crisis. Of note was the significant rise in the VaRD of credit activity that week because of the sharp rise in spreads on credits, especially in the financial sector.
TRADING PORTFOLIOS. VaRD BY REGION
THIRD QUARTER

	2008		2007
Million euros	Avg	Latest	Avg

Total	35.2	37.9	29.8

Europe	17.7	17.7	10.6
USA	1.2	1.6	1.8
Latin America	26.0	20.8	24.1
TRADING PORTFOLIOS. VaRD BY PRODUCT
THIRD QUARTER 2008

Million euros	Min	Avg	Max	Latest
Total trading total VaRD	31.1	35.2	43.5	37.9

Diversification effect	(7.0)	(10.7)	(29.4)	(17.9)
Fixed income VaRD	26.0	30.3	43.1	33.6
Equity VaRD	3.1	4.5	10.3	6.8
FX VaRD	7.0	11.1	21.6	15.4

18	January — September 2008

THE SANTANDER SHARE
THE SANTANDER SHARE
Shareholder remuneration
The first interim dividend of EUR 0.135234 per share charged to 2008’s profits was paid on August 1.
The Board of Directors approved the payment of the second interim dividend of the same amount (10% more than the same one in 2007) as of November 1.
Share’s performance
Despite the fall in oil prices, stock markets continued to plummet because of the worsening economic situation and the lack of confidence in the financial sector. The main central banks responded by injecting further liquidity into the system and taking steps to support certain banks. In the US and Europe, rescue plans were approved.
At the end of September, the Santander share price was EUR 10.50, 10.0% lower than at the end of the second quarter. Nevertheless, the SAN share performed better than the Spanish and international markets over the last 12 months: it declined 23.0% compared to a fall of 24.6% in the Ibex-35, 31.0% in the DJ Stoxx 50 and 43.2% in the DJ Stoxx Banks.
Capitalisation
At the end of September, Santander was the largest bank in the Euro zone and the ninth in the world by market value (EUR 65,670 million).
The share’s weighting in the DJ Stoxx 50 was 2.70%, 7.95% in the DJ Stoxx Banks and 17.52% in the Ibex-35.
Trading
The number of Santander shares traded during the first nine months of 2008 was 17,937 million for an effective value of EUR 220,044 million, making it the most traded in the DJ Stoxx 50 with a liquidity ratio of 287%. The average daily number of shares traded was 93.4 million, amounting to EUR 1,146 million.
Shareholder base
The total number of shareholders at September 30 was 2,251,033, of which 2,229,446 were European (84.39% of the capital stock) and 13,738 from the Americas (15.36%).
Excluding the Board, with 3.81% of the capital, individual shareholders held 33.19% and institutional ones 63.00%.
As a result of the acquisition of Alliance & Leicester, the Bank increased its capital stock on October 10 by issuing 140,950,944 new shares (2% of the capital) and incorporated over 500,000 new shareholders.
THE SANTANDER SHARE. September 2008

Shareholders and trading data
Shareholders (number)	2,251,033
Shares outstanding (number)	6,254,296,579
Average daily turnover (no. of shares)	93,419,806
Share liquidity* (%)	287

	euros	%**
Dividend per share
Second interim dividend 2007 (01.11.07)	0.122940	15.0
Third interim dividend 2007 (01.02.08)	0.122940	15.0
Fourth interim dividend 2007 (01.05.08)	0.281961	41.0
First interim dividend 2008 (01.08.08)	0.135234	10.0
Second interim dividend 2008 (01.11.08)	0.135234	10.0

Price movements during the year
Beginning (28.12.07)		14.79
Highest		14.76
Lowest		9.78
Last (30.09.08)		10.50
Market capitalisation (millions) (30.09.08)		65,670

Stock market indicators
Price / Book value *** (X)		1.30
P/E ratio (X) (w/o capital gains)		7.57
Yield**** (%)		5.27

(*).-	Number of shares traded during the year / number of shares.

(**).-	Variation o/equivalent previous year.

(***).-	Including the number of shares needed to compulsorily convert the “Valores Santander”.

(****).-	Last three dividens paid + one announced / average share price.
CAPITAL STOCK OWNERSHIP DISTRIBUTION

September 2008	Shares	%

The Board of Directors	238,443,579	3.81
Institutional investors	3,940,222,589	63.00
Individuals	2,075,630,411	33.19

Total	6,254,296,579	100.00

January — September 2008	19

INFORMATION BY SEGMENTS
DESCRIPTION OF THE SEGMENTS
Grupo Santander is maintaining in 2008 the general criteria used in 2007, with two exceptions:
•
The Global Customer Relation Model, which includes 254 new customers, has been expanded. This does not mean any changes in the principal or geographic segments, but it does affect the figures for Retail Banking (from where they come) and Global Wholesale Banking (where they are incorporated).

•
Some adjustments have been made between the results of Retail Banking, Global Wholesale Banking and Asset Management and Insurance in order to better reflect the UK’s results (mainly Abbey) in these three businesses, as a result of the improvement in management information systems as well as the development of a wholesale business model within the Group’s global sphere.

None of these changes is significant for the Group, and they do not modify its figures or those of the principal segments (geographic). The figures for 2007 have been restated and take into account the changes in the affected areas.
In addition, and in line with the criteria established in the International Financial Reporting Standards (IFRS), the results of businesses discontinued in 2007 (pension fund management institutions in Argentina, Chile, Mexico, Colombia and Uruguay) which consolidated by global integration are in “net profit from discontinued operations.” This enables management of the Group’s recurrent businesses to be better tracked.
The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of Abbey. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including Drive) and Portugal is also set out.

•	United Kingdom. This covers retail banking, wholesale and asset management and insurance, carried out by the Group’s different units and branches in the UK.

•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

Secondary level (or business). This segments the activity of the operating units by the type of business. The segments reported on are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom and Latin America) as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking. This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.

20	January — September 2008

INFORMATION BY PRINCIPAL SEGMENTS
KEY DATA BY PRINCIPAL SEGMENTS

	Net operating income				Attributable profit to the Group
			Variation				Variation
	9M’ 08	9M’ 07	Amount	(%)	9M’ 08	9M’ 07	Amount	(%)
Income statement (million euros)
Continental Europe*	6,712	5,955	757	12.7	3,530	3,517	13	0.4

o/w: Four large retail units*	5,917	5,010	906	18.1	3,059	2,806	253	9.0
Santander Branch Network	2,581	2,132	449	21.1	1,503	1,357	145	10.7
Banesto	1,090	959	130	13.6	584	507	78	15.3
Santander Consumer Finance	1,725	1,404	321	22.9	561	552	9	1.6
Portugal*	520	515	5	1.0	411	390	21	5.3

United Kingdom	1,522	1,440	82	5.7	943	906	37	4.1

Latin America	5,344	4,267	1,077	25.2	2,167	2,044	123	6.0

o/w: Brazil	2,227	1,845	382	20.7	749	699	49	7.1
Mexico	1,401	1,136	264	23.3	544	508	37	7.2
Chile	846	663	183	27.7	418	429	(11)	(2.6)

Operating areas*	13,578	11,662	1,916	16.4	6,640	6,467	173	2.7

Financial management and equity stakes*	(431)	(762)	331	(43.5)	295	(477)	772	—

Total Group*	13,147	10,900	2,247	20.6	6,935	5,990	946	15.8

Net extraordinary capital gains and allowances					—	582	(582)	(100.0)

Total Group					6,935	6,572	363	5.5

(*). -	W/o extraordinary capital gains and allowances in 9M’07.

	Efficiency ratio		ROE*		NPL ratio			NPL coverage
	9M’ 08	9M’ 07	9M’ 08	9M’ 07	30.09.08		30.09.07	30.09.08		30.09.07
Ratios (%)
Continental Europe	36.5	37.9	20.60	22.30	1.89		0.84	109		196

o/w: Santander Branch Network	35.3	39.0	24.01	23.05	1.92	**	0.66	102	**	254
Banesto	39.7	41.7	19.44	18.51	1.18		0.43	146		369
Santander Consumer Finance	27.4	28.9	19.57	34.15	3.87		2.81	87		104
Portugal	43.7	43.2	27.29	27.17	1.65		1.30	82		119

United Kingdom	46.0	50.1	29.91	32.01	0.76		0.58	57		74

Latin America	38.2	41.3	27.49	29.65	2.37		1.77	116		139

o/w: Brazil	37.6	39.1	27.91	29.28	3.21		2.79	101		102
Mexico	32.4	36.0	24.90	27.78	2.06		1.09	134		210
Chile	35.2	39.1	36.68	44.84	2.45		2.08	111		121

Operating areas	38.4	40.9	23.57	25.43	1.62		0.87	103		157

Total Group	40.7	44.2	18.12	20.14	1.63		0.89	104		158

(*). -	Without extraordinary capital gains and allowances in 9M ‘07. Including Group ROE: 22.10%.

(**). -
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2008 stood at 1.40% (0.46% in September 2007) and NPL coverage was 138% (318% in September 2007).

	Employees		Branches(1)
	30.09.08	30.09.07	30.09.08	30.09.07
Operating means
Continental Europe	49,143	47,603	6,000	5,939

o/w: Santander Branch Network	19,319	19,539	2,924	2,868
Banesto	10,651	10,954	1,927	1,952
Santander Consumer Finance	8,548	6,707	289	283
Portugal	6,608	6,413	768	744

United Kingdom	17,947	16,855	1,047	705

Latin America	64,358	66,116	4,638	4,573

o/w: Brazil	21,086	22,033	2,218	2,096
Mexico	13,769	14,180	1,096	1,059
Chile	12,463	13,210	502	483

Operating areas	131,448	130,574	11,685	11,217

Financial management and equity stakes	1,730	1,614

Total Group	133,178	132,188	11,685	11,217

(1).	- Including traditional branches, banking services points and companies service points.

January — September 2008	21

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS

	Operating business areas			Continental Europe
Million euros	9M’ 08	9M’ 07	Var. (%)	9M’ 08	9M’ 07	Var. (%)
Income statement
Net interest income	14,301	12,425	15.1	6,929	5,838	18.7

Inc. from companies accounted for by equity method	7	9	(25.3)	(1)	6	—
Net fees	6,212	6,000	3.5	3,142	3,152	(0.3)
Insurance activity	262	250	4.9	126	114	10.3

Commercial revenue	20,781	18,683	11.2	10,197	9,110	11.9

Gains (losses) on financial transactions	1,622	1,428	13.6	458	566	(19.1)

Gross operating income	22,403	20,112	11.4	10,654	9,676	10.1

Income from non-financial services (net) and other operating income	(91)	(58)	56.2	12	21	(43.0)
Operating expenses	(8,735)	(8,392)	4.1	(3,955)	(3,742)	5.7
General administrative expenses	(7,889)	(7,634)	3.3	(3,520)	(3,322)	5.9
Personnel	(4,820)	(4,597)	4.8	(2,339)	(2,223)	5.2
Other administrative expenses	(3,069)	(3,037)	1.1	(1,180)	(1,099)	7.4
Depreciation and amortisation	(847)	(758)	11.7	(435)	(420)	3.5

Net operating income	13,578	11,662	16.4	6,712	5,955	12.7

Net loan loss provisions	(3,919)	(2,409)	62.7	(1,756)	(1,017)	72.6
Other income	(394)	(213)	84.4	(38)	24	—

Profit before taxes (w/o capital gains)	9,265	9,039	2.5	4,918	4,962	(0.9)

Tax on profit	(2,242)	(2,272)	(1.3)	(1,308)	(1,363)	(4.1)

Net profit from ordinary activity	7,022	6,767	3.8	3,610	3,598	0.3

Net profit from discontinued operations	4	99	(95.8)	—	—	—

Net consolidated profit (w/o capital gains)	7,027	6,866	2.3	3,610	3,598	0.3

Minority interests	386	399	(3.3)	81	82	(1.5)

Attributable profit to the Group (w/o capital gains)	6,640	6,467	2.7	3,530	3,517	0.4

Net extraordinary capital gains and allowances	—	16	(100.0)	—	16	(100.0)

Attributable profit to the Group	6,640	6,483	2.4	3,530	3,533	(0.1)

Million euros	30.09.08	30.09.07	Var. (%)	30.09.08	30.09.07	Var. (%)
Balance sheet
Customer loans*	564,354	549,685	2.7	316,585	296,587	6.7
Trading portfolio (w/o loans)	111,995	124,891	(10.3)	60,247	36,759	63.9
Available-for-sale financial assets	25,815	21,532	19.9	11,034	9,930	11.1
Due from credit institutions*	84,745	105,757	(19.9)	53,149	71,758	(25.9)
Intangible assets and property and equipment	12,051	12,174	(1.0)	5,457	5,239	4.2
Other assets	84,978	51,150	66.1	24,088	18,307	31.6

Total assets/liabilities & shareholders’ equity	883,936	865,190	2.2	470,561	438,580	7.3

Customer deposits*	369,950	345,825	7.0	156,034	144,971	7.6
Marketable debt securities*	126,052	149,077	(15.4)	58,490	66,384	(11.9)
Subordinated debt	11,972	12,805	(6.5)	1,709	2,360	(27.6)
Insurance liabilities	15,594	13,255	17.6	13,350	10,821	23.4
Due to credit institutions*	143,233	132,693	7.9	79,378	65,563	21.1
Other liabilities	177,865	178,269	(0.2)	137,426	127,959	7.4
Shareholders’ equity	39,271	33,266	18.1	24,172	20,522	17.8

Other customer funds under management	137,948	188,297	(26.7)	84,119	109,613	(23.3)

Mutual funds	97,256	128,190	(24.1)	55,928	81,164	(31.1)
Pension funds	11,172	30,707	(63.6)	11,172	11,566	(3.4)
Managed portfolios	18,260	20,489	(10.9)	5,776	8,440	(31.6)
Savings-insurance policies	11,260	8,910	26.4	11,243	8,442	33.2

Customer funds under management	645,921	696,004	(7.2)	300,353	323,328	(7.1)

(*)	Includes all stock of concept classified in the balance sheet.

22	January — September 2008

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS

	United Kingdom			Latin America
Million euros	9M’ 08	9M’ 07	Var. (%)	9M’ 08	9M’ 07	Var. (%)
Income statement
Net interest income	1,776	1,746	1.7	5,596	4,841	15.6

Inc. from companies accounted for by equity method	0	1	(39.4)	7	2	225.8
Net fees	681	760	(10.5)	2,389	2,088	14.4
Insurance activity	—	0	(100.0)	135	135	0.4

Commercial revenue	2,457	2,507	(2.0)	8,128	7,066	15.0

Gains (losses) on financial transactions	326	336	(3.0)	839	526	59.3

Gross operating income	2,783	2,843	(2.1)	8,966	7,592	18.1

Income from non-financial services (net) and other operating income	36	42	(16.2)	(138)	(122)	13.7
Operating expenses	(1,297)	(1,446)	(10.3)	(3,483)	(3,203)	8.7
General administrative expenses	(1,175)	(1,371)	(14.3)	(3,194)	(2,941)	8.6
Personnel	(717)	(782)	(8.4)	(1,763)	(1,591)	10.8
Other administrative expenses	(458)	(589)	(22.1)	(1,430)	(1,350)	6.0
Depreciation and amortisation	(122)	(75)	62.1	(290)	(262)	10.5

Net operating income	1,522	1,440	5.7	5,344	4,267	25.2

Net loan loss provisions	(264)	(241)	9.5	(1,900)	(1,151)	65.1
Other income	6	15	(61.0)	(362)	(252)	43.4

Profit before taxes (w/o capital gains)	1,263	1,213	4.2	3,083	2,864	7.6

Tax on profit	(320)	(307)	4.4	(614)	(602)	2.0

Net profit from ordinary activity	943	906	4.1	2,469	2,263	9.1

Net profit from discontinued operations	—	—	—	4	99	(95.8)

Net consolidated profit (w/o capital gains)	943	906	4.1	2,473	2,362	4.7

Minority interests	—	—	—	306	317	(3.7)

Attrib. profit to the Group (w/o capital gains)	943	906	4.1	2,167	2,044	6.0

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	943	906	4.1	2,167	2,044	6.0

Pro memoria:

	Million sterling			Million dollars
Gross operating income	2,175	1,923	13.1	13,629	10,202	33.6

Net operating income	1,189	974	22.1	8,123	5,734	41.7

Attributable profit to the Group	737	613	20.2	3,294	2,747	19.9

Million euros	30.09.08	30.09.07	Var. (%)	30.09.08	30.09.07	Var. (%)
Balance sheet
Customer loans*	173,553	188,752	(8.1)	74,216	64,346	15.3
Trading portfolio (w/o loans)	31,612	61,313	(48.4)	20,136	26,819	(24.9)
Available-for-sale financial assets	1,303	48	—	13,477	11,554	16.6
Due from credit institutions*	17,037	20,283	(16.0)	14,558	13,715	6.1
Intangible assets and property and equipment	4,325	4,893	(11.6)	2,269	2,042	11.1
Other assets	34,622	9,046	282.7	26,268	23,798	10.4

Total assets/liabilities & shareholders’ equity	262,452	284,335	(7.7)	150,923	142,274	6.1

Customer deposits*	128,477	124,028	3.6	85,439	76,825	11.2
Marketable debt securities*	61,235	78,477	(22.0)	6,326	4,216	50.1
Subordinated debt	7,399	7,995	(7.5)	2,864	2,451	16.9
Insurance liabilities	4	11	(67.7)	2,240	2,423	(7.6)
Due to credit institutions*	40,067	44,037	(9.0)	23,788	23,093	3.0
Other liabilities	21,081	25,994	(18.9)	19,358	24,316	(20.4)
Shareholders’ equity	4,191	3,794	10.5	10,908	8,951	21.9

Other customer funds under management	8,541	10,923	(21.8)	45,288	67,760	(33.2)

Mutual funds	8,541	10,923	(21.8)	32,787	36,103	(9.2)
Pension funds	—	—	—	—	19,141	(100.0)
Managed portfolios	—	—	—	12,483	12,049	3.6
Savings-insurance policies	—	—	—	17	468	(96.3)

Customer funds under management	205,651	221,423	(7.1)	139,917	151,252	(7.5)

(*)	Includes all stock of concept classified in the balance sheet.

January — September 2008	23

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE
Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance. The main developments in the third quarter were:
•	The retail units continued to generate strong gross and net operating income, which still grew at a similar pace to that in the first half.

•	The provisions for the retail networks and consumer business continued the growth trends of previous quarters, due to the deterioration of macroeconomic variables and rising non-performing loans.

•
Global Wholesale Banking continued to perform well, despite the adverse environment. Profits were higher than previous quarters and, for the first time this year, were more than those in the same quarter of 2007.

•
The consumer business acquired from Royal Bank of Scotland was incorporated during the quarter. This produced a perimeter effect of 1 p.p. in revenues and costs and almost nothing in net operating income and in the rest of the income statement.

Total attributable profit was EUR 3,530 million (53% of the Group’s operating areas). Gross operating income was 10.1% higher, net operating income rose 12.7% and attributable profit excluding the small impact (EUR 16 million) of net extraordinary capital gains and allowances in 2007 was 0.4% higher. All these items grew at a faster pace than in the first half (net operating income by 4 p.p. and attributable profit by 3 p.p.)
The year-on-year comparison is very affected by the wholesale business component, which in the first quarter of 2007 generated exceptional results because of the high revenues from trading, large corporate operations in Spain and the release of provisions (commented on in the Global Wholesale Banking section). These one-off factors distort the real evolution of results and the retail business performance in Continental Europe.
The profits of the large retail units, which account for 87% of Continental Europe’s total profit, increased 9.0% over the first nine months of 2007.
This growth was due to the good performance of the most recurrent revenues (net interest income, fees and insurance), and to control of costs. As a result, the efficiency ratio improved by 2.6 p.p. to 35.0%.
Net interest income was 17.5% higher than in the first nine months of 2007 and set a new quarterly record, thanks to active management of spreads which partly offset the slowdown in business volumes. Of note was the Santander Branch Network, whose net interest income rose 4.1% quarter-on-quarter and 25.0% year-to-date, while Banesto’s increased 13.8%. Santander Consumer Finance’s net interest income rose 13.6% and Portugal’s 6.6%.
Net fees and insurance amounted to EUR 2,613 million (+5.3%) due to a lower contribution from those arising from mutual funds, while those from services and insurance registered double digit growth.
Total operating expenses increased 5.0% (+4.2% excluding the aforementioned perimeter effect). Net operating income rose by a notable 18.1%, with Santander Consumer Finance’s up 22.9%, Santander Branch Network’s 21.1% and Banesto’s 13.6%.
Net operating income less loan-loss provisions was 7.7% higher, due to the rise in net loan-loss provisions (+57.8%) which reflects the increased total cost of credit in Spain in retail networks and in consumer business. Attributable profit, excluding the small impact of the net figure in 2007 of capital gains and extraordinary income, was 9.0% higher.
Lending slowed to 7% year-on-year, due to the lower pace of loans granted since the beginning of the year.
On the other hand, growth in deposits without Repos increased to 11% (+17% including “Valores Santander”). Time deposits (+43%) and savings-insurance (+33%), which are becoming an additional source of liquidity, increased the most. Mutual funds, on the other hand, declined significantly because of the markets’ evolution as well as the greater focus on deposits. Pension funds decreased 3%.

24	January — September 2008

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE. MAIN UNITS

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	9M’ 08	(%)	9M’ 08	(%)	9M’ 08	(%)	9M’ 08	(%)
Income statement
Net interest income	2,620	25.0	1,222	13.8	1,759	13.6	574	6.6

Inc. from companies accounted for by equity method	—	—	0	(72.6)	(1)	—	—	—
Net fees	1,255	(1.8)	466	0.1	547	35.9	275	(0.0)
Insurance activity	—	—	43	6.3	—	—	27	35.3

Commercial revenue	3,875	14.8	1,731	9.5	2,306	17.8	876	5.1

Gains (losses) on financial transactions	161	(3.4)	125	12.2	61	530.7	55	(33.3)

Gross operating income	4,035	14.0	1,856	9.7	2,366	20.3	932	1.6

Income from non-financial services (net) and other operating income	2	(80.6)	(10)	926.7	25	17.4	(4)	(32.5)
Operating expenses	(1,456)	2.7	(756)	3.4	(666)	14.1	(407)	2.9
General administrative expenses	(1,282)	3.1	(667)	3.6	(608)	13.9	(353)	2.5
Personnel	(947)	1.9	(505)	3.0	(295)	18.2	(236)	5.9
Other administrative expenses	(335)	6.8	(162)	5.6	(313)	10.1	(117)	(3.6)
Depreciation and amortisation	(174)	0.0	(89)	2.0	(57)	16.3	(55)	5.5

Net operating income	2,581	21.1	1,090	13.6	1,725	22.9	520	1.0

Net loan loss provisions	(513)	117.0	(206)	22.0	(919)	46.8	(6)	(45.2)
Other income	(8)	(11.2)	7	(31.3)	0	(99.0)	(21)	(17.0)

Profit before taxes (w/o capital gains)	2,060	9.2	891	11.2	807	2.2	493	3.0

Tax on profit	(556)	5.4	(238)	3.6	(237)	6.8	(81)	(7.3)

Net profit from ordinary activity	1,503	10.7	653	14.3	570	0.3	412	5.3

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	1,503	10.7	653	14.3	570	0.3	412	5.3

Minority interests	1	(2.6)	68	6.3	9	(44.0)	1	5.9

Attributable profit to the Group (w/o capital gains)	1,503	10.7	584	15.3	561	1.6	411	5.3

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	(100.0)

Attributable profit to the Group	1,503	10.7	584	15.3	561	1.6	411	1.1

Balance sheet
Customer loans*	116,653	2.9	72,838	2.5	52,890	19.7	32,428	10.5
Trading portfolio (w/o loans)	—	—	3,605	(26.0)	501	—	1,119	20.3
Available-for-sale financial assets	4	42.0	4,431	(12.1)	135	102.1	1,052	8.9
Due from credit institutions*	243	97.0	25,340	32.8	4,674	132.9	4,297	(24.8)
Intangible assets and property and equipment	2,179	(0.7)	1,358	5.7	923	14.7	489	6.9
Other assets	672	(16.2)	8,089	134.3	2,078	40.7	4,892	(4.8)

Total assets/liabilities & shareholders’ equity	119,750	2.8	115,660	10.4	61,201	26.0	44,276	4.1

Customer deposits*	54,640	4.0	53,415	9.9	15,533	16.3	14,405	17.7
Marketable debt securities*	—	—	29,984	2.6	16,125	2.0	10,256	(3.0)
Subordinated debt	—	—	972	(32.8)	439	(21.6)	294	(16.7)
Insurance liabilities	—	—	—	—	—	—	4,133	(2.5)
Due to credit institutions*	237	(0.6)	17,965	42.4	21,904	47.3	11,884	2.5
Other liabilities	56,620	2.1	9,323	1.3	2,217	12.4	1,433	(22.2)
Shareholders’ equity	8,253	0.1	4,001	7.5	4,983	149.0	1,871	10.0

Other customer funds under management	42,269	(23.3)	10,340	(31.9)	361	(15.1)	9,176	(21.0)

Mutual funds	29,726	(34.2)	7,468	(35.7)	299	(15.3)	3,943	(34.7)
Pension funds	6,333	(3.3)	1,458	(9.3)	61	(14.2)	1,354	(6.6)
Managed portfolios	—	—	64	(91.9)	—	—	196	(33.9)
Savings-insurance policies	6,210	81.1	1,350	13.9	—	—	3,682	(3.8)

Customer funds under management	96,910	(10.0)	94,711	0.3	32,458	7.6	34,131	(1.9)

(*)	Includes all stock of concept classified in the balance sheet.

January — September 2008	25

INFORMATION BY PRINCIPAL SEGMENTS
SANTANDER BRANCH NETWORK
Against a background of slower economic growth, volatile interest rates and considerable uncertainty, the Santander Branch Network’s attributable profit was EUR 1,503 million, 10.7% more than in the first nine months of 2007. On the revenue side, the profit was sound and recurrent, and costs strictly controlled. Net interest income and gross and net operating income set new quarterly records and absorbed the rise in provisions for non-performing loans, due to the market’s situation.
Net interest income was 25.0% higher year-on-year at EUR 2,620 million. This was due to appropriate balance sheet management (+3% in lending and +20% in customer deposits, including “Valores Santander”) and of spreads on deposits and loans. The customer spread improved by 0.18 p.p.
Fees amounted to EUR 1,255 million, 1.8% lower than in the first nine months of 2007 after absorbing the decline in those from mutual funds (-26%). Those from insurance (life and home, as well as savings-investment) rose 29% and from risk operations (guarantees, portfolio, credit availability, etc) 14%.
Gains on financial transactions were EUR 161 million, EUR 6 million less than in the first nine months of 2007 because of the impact of the markets’ situation on the selling of customer products.
Gross operating income was EUR 4,035 million, 14.0% more than in the 2007 period, almost the same growth as in the first half.
Operating expenses rose 2.7% to EUR 1,465 million. Its rate of growth has been gradually slowing from 6.2% in the first quarter to 4.4% in the first half, the result of the maturity of projects now consolidated and of strict control of expenses which will bring their growth to well below inflation at the end of the year. The efficiency ratio improved by 3.7 p.p. to 35.3%.
Net operating income rose 21.1% year-on-year to EUR 2,581 million, thanks to revenue recurrence and moderate growth in costs.
Net loan-loss provisions increased from EUR 237 million in the first nine months of 2007 to EUR 513 million a year later. This was due to the rise in specific provisions (low allocation in 2007 with a small release in the first quarter), as the allocation for generic provisions was higher because of the rise in lending.
Net operating income, after deducting loan-loss provisions, increased 9.1%, in line with the 10.7% rise in attributable profit.
Lending increased more moderately (+3%) and in a diversified way by products (mortgages: +3%; personal loans: +5%; leasing and renting: +5%).
The NPL ratio continued to rise and ended September at 1.92%, still comparing favourably with the sector’s average. NPL coverage stood at 102%.
On the funding side, growth was focused on time deposits and savings-investment insurance products. Total deposits, including “Valores Santander” issued in October 2007, amounted to more than EUR 60,000 million (+20% year-on-year). Time deposits grew 36%. Investment-saving insurance products totalled more than EUR 6,200 million (net year-on-year rise of EUR 2,800 million).
The strategy, on the funding side, of focusing on deposits and savings-insurance resulted in a rise in these balances of EUR 7,000 million in the first nine months, while loans remain unchanged.
The volume of mutual funds, meanwhile, continued to shrink in line with the market’s trend. The net figure was EUR 30,000 million at the end of September. Pension funds have remained virtually unchanged in the last 12 months.
The “We Want to be your Bank” strategic plan, in its third year, continued to be the main driver of business with individual customers and businesses and helped to enhance the quality of service. The Santander Branch Network has more than 8.5 million customers, 4 million of whom benefit from the plan’s advantages.

26	January — September 2008

INFORMATION BY PRINCIPAL SEGMENTS
BANESTO
Banesto’s generated attributable profit of EUR 584 million, 15.3% more than in the first nine months of 2007. These results, in line with the targets set for the year, were the consequence of an appropriate definition of management priorities in a difficult environment for the international financial sector, in which continued elements of risk and uncertainty produced tensions in markets and a significant slowing of the pace of business in Spain.
Like other segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 20 of this report. The figures presented here, therefore, do not coincide with those published by Banesto.
Net interest income increased 13.8% to EUR 1,222 million. In a very competitive environment, this growth was due to a selective increase in lending, the emphasis placed on capturing deposits and good management of the balance sheet and of spreads.
Net fees and revenue from insurance rose 0.6% to EUR 509 million. This was the result of reduced fees from mutual and pension funds, the result of Banesto’s business policy of concentrating more on capturing deposits, and a notable rise in fees from services (+10.4% to EUR 312 million). Despite lower activity, insurance revenue increased 6.3% to EUR 43 million.
Gains on financial transactions amounted to EUR 125 million (+12.2% year-on-year). The main driver was again the distribution of treasury products to customers (+13.1%).
Gross operating income increased 9.7% to EUR 1,856 million.
In the current environment, the Group’s disciplined control of costs is a strong point and a key element in Banesto’s management strategy. Total operating expenses (personnel, general and amortisations) increased 3.4%, lower than the inflation rate. This increase, significantly lower than the rise in revenues, produced a further gain in efficiency to 39.7% (41.7% a year earlier) and reached the target for the end of the year.
Net operating income was 13.6% higher year-on-year at EUR 1,090 million.
Although the increase in non-performing loans was less than the sector’s, it still required higher specific provisions, which were partly offset by lower generic provisions. Overall, net loan-loss provisions of EUR 206 million were 22.0% more than in the first nine months of 2007.
After deducting provisions, tax and minority interests, attributable profit was 15.3% higher at EUR 584 million.
Lending, including securitisations, amounted to EUR 74,043 million at the end of September (+2% year-on-year), due to the policy of selective growth and the reduced demand for loans.
Strict control of risk quality enabled the NPL ratio, despite the more difficult environment, to end September at 1.18% while NPL coverage was 146%.
On-balance sheet customer funds amounted to EUR 84,371 million, 6% more year-on-year. Off-balance sheet ones were 32% lower at EUR 10,340 million. Regarding on-balance sheet funds, deposits without Repos grew 15%.

January — September 2008	27

INFORMATION BY PRINCIPAL SEGMENTS
SANTANDER CONSUMER FINANCE
Attributable profit increased 1.6% to EUR 561 million, following a third quarter in which the good performance of revenues and costs was offset by a larger volume of provisions for non-performing loans because of the worsening environment.
New lending amounted to EUR 20,000 million, in line with the first nine months of 2007, while the portfolio of managed assets was EUR 54,000 million (+20% year-on-year) after incorporating the assets acquired from Royal Bank of Scotland.
There were four factors behind the performance:
•	The greater contraction of the European consumer market during the third quarter, particularly in the car segment whose sales fell 4% year-on-year in August and 22% in Spain (the largest fall).
In this environment, SCF’s new auto finance remained virtually unchanged in Europe (+1%), due to the strength of the German market and the growth of Italy and Nordic countries. Growth in other products was very selective, with the focus on improving the price of new loans and their spreads and the push in those with a higher return such as direct loans (+7% on a like-for-like basis).
Of note on the funding side was the 16% rise year-on-year in deposits which, spurred by the 20% growth in Germany, financed around 30% of SCF’s lending.
•
The business diversification policy in Europe: weak markets were offset by stronger ones. Germany’s attributable profit increase of 20.2% and that of the Nordic countries of 24.8% offset the lower contribution from Spain (-38.1%), largely due to the greater provisions as revenues and costs continued to perform well.

Excluding Spain, the rest of Europe registered high double digit growth on a like-for-like basis throughout the income statement.
•
The good performance of the US unit, which, in a market also falling (-5% year-on-year in financed units), still displayed its capacity for profitable growth. Attributable profit rose 11.3% year-on-year in dollars.

The efficient management policy resulted in gross operating income growing at a much faster pace (+40.2% vs. +27.2% in dollars), than costs and so absorbing the higher provisions (+58.2% in dollars) and maintaining appropriate standards of credit quality (NPL ratio of 4.43% and coverage of 99%).
•
The integration of new platforms to spur future growth, and which are in various stages of development. Among the most advanced are those in Finland and Denmark, with more than EUR 600 million under management and a positive contribution to profits. The rest still require high investments, as their launching costs are lowering total profits growth by more than 2 p.p.

In addition, the units acquired from Royal Bank of Scotland in their respective countries, basically Germany and the Netherlands, were incorporated and had a minimum impact on the area’s results (+ 2 p.p. on gross operating income; + 4 p.p. on costs and +1 p.p. on profits) and more on activity (+3 p.p. on new lending and +5 p.p. on managed assets).
As a result, gross operating income for the area as a whole rose 20.3% year-on-year, with all components offering double digit growth. Of note was the 13.6% increase in net interest income thanks to larger volumes and management of prices in the face of rising interest rates and the 35.9% growth in fees, due to the higher penetration ratio and better conditions for selling products.
Costs increased 14.1% year-on-year after incorporating in the third quarter the new units which added to the impact of the platforms launched at the end of 2007. Growth on a like-for-like basis was 5.1%. The efficiency ratio improved by 1.5 p.p. to 27.4% and net operating income was 22.9% higher year-on-year.
This combination of revenues and costs absorbed the higher net loan loss provisions (+46.8% year-on-year) resulting from the economic slowdown and the decline in credit quality in Spain. Excluding the units in Spain and the US (the latter more intensive in provisions), net loan-loss provisions for the rest of the area increased more in line with business and resulted in high double digit growth in net operating income less provisions. Thanks to the effort made in loan-loss provisions, SCF’s NPL ratio was 3.87% and coverage 87%, in line with this business’ standards.

28	January — September 2008

INFORMATION BY PRINCIPAL SEGMENTS
PORTUGAL
Santander Totta’s attributable profit was EUR 411 million in the first nine months, 1.1% more than in the same period of 2007. Excluding the capital gains from the sale of the stake in Banco Portugués do Investimento, recorded in the second quarter of 2007, attributable profit was 5.3% higher.
In an environment of slower economic growth and with tough competition for funds because of the credit crunch, as well as legal changes significantly affecting the pricing of assets and fees, retail banking continued to be very active and based on a customer-focused business model. This segment’s profits rose 7.7%. Meanwhile, wholesale banking continued to be very affected by the environment.
Net interest income of EUR 574 million, was 6.6% higher than in the same period of 2007, reflecting efficient management of spreads and volumes in an adverse scenario.
Net fees were EUR 275 million, in line with those in 2007 and reflecting the lower revenues from wholesale banking and mutual funds. Insurance activity increased 35.3%, underscoring the good progress of the management model, both in risk and savings business.
Commercial revenue, as a result, increased 5.1% year-on-year to EUR 876 million.
Gains on financial transactions (-33.3% to EUR 55 million) reflected, on the one hand, the greater volatility of markets and, on the other, the lower revenues from wholesale banking.
Gross operating income was 1.6% higher at EUR 932 million (+3.8% in just retail banking).
Operating expenses increased 2.9% and the efficiency ratio was 43.7%, in line with 2007 despite expanding the branch network and renewing the IT platform.
Net operating income was EUR 520 million, 1.0% higher than the first nine months of 2007. Profit before taxes was 3.0% higher at EUR 493 million (provisions of EUR 6 million). The profit before taxes generated by Retail Banking (80% of the total) increased 7.7%, that from Asset Management and Insurance 28.8% and Wholesale Banking’s was 26.9% lower.
Total lending stood at EUR 32,428 million (+11% year-on-year). The slower growth to individual customers (+6%) was offset by higher rises to companies (+14%) and SMEs/businesses (+21%). The NPL ratio was 1.65% and coverage ratio 82%.
Customer deposits grew 18%, clearly improving the deposits to loans ratio and the balance sheet structure. Off-balance sheet funds declined 21% and total customer funds were 2% lower.
OTHER
The rest of businesses (Wholesale Banking, Asset Management, Insurance and Banif) generated attributable profit of EUR 471 million. This was 33.7% lower than in the first nine months of 2007, but an improvement when compared with the first half which was 50.9% lower than the same period of last year.
As mentioned in the last two quarters, last year’s growth (+83% in attributable profit for the whole year) and the declines this year were both due to wholesale banking. As pointed out in other parts of this report, wholesale banking’s results in 2007 were exceptional, particularly in the first quarter. This is due to the high relative share of wholesale banking (70-80%, depending on the line of the income statement) in the businesses included here.
Asset Management produced lower revenues and profits because of the fall in the volumes of managed mutual funds, as profits from pensions increased. Profits from insurance in Europe rose very slightly because of the costs of building up global business. However, its total contribution to the Group in Europe (including fees transferred to the retail networks) was 31% higher.

January — September 2008	29

INFORMATION BY PRINCIPAL SEGMENTS
UNITED KINGDOM
In recent weeks, Santander completed the acquisition of the deposits and direct distribution channels of Bradford & Bingley (September 29) and the purchase of Alliance & Leicester (effective on October 10). B&B has been integrated into the balance sheet of the Group and of the UK up to September (with no impact on earnings), but not yet A&L which will be incorporated in the fourth quarter.
These acquisitions are part of our growth strategy in the UK market. They will speed up Santander’s plans in the UK, both in the SMEs / corporate banking as well as retail segments. The network now numbers around 1,300 branches, making us the third largest bank in the UK by deposits (market share of 10%). We have also improved our financing structure.
In addition, Banco Santander, backing the UK government’s support plan for the banking sector, has injected £1,000 million into Abbey to enhance its strength, as announced at the time of the purchase of A&L. This will raise the capital ratios by around 1.25 p.p. As already announced, Santander does not plan to make use of the recapitalisation initiative with public funds.
All the figures and rates of growth from now on do not include the recent acquisitions and are on a like-for-like basis, enabling the management performance to be better tracked.
Abbey continued to perform well in the third quarter, building on the success of the first half. Attributable profit was EUR 943 million, 4.1% more than in the first nine months of 2007. The percentage rise was affected by sterling’s slide against the euro as in sterling profit was 20.2% higher at £737 million.
Like the other segments, Abbey’s figures have been restated in accordance with the criteria on page 20 of this report. This means that the figures below do not coincide with those published by Abbey in the UK.
Gross operating income continued to rise more quickly (+13.1% against 10.9% in the first half) thanks to the significant increase in net interest income (+17.5%), reflecting robust growth (11%) in lending and in funds (9%) and efficient management of spreads. Net fee income increased 3.4% and gains on financial transactions 12.0%.
Operating expenses were 3.6% higher, impacted by the investment in customer capturing and growth in businesses such as corporate and private banking. The efficiency ratio improved from 50.1% in September 2007 to 46.0% and is now well below the average for the UK sector. This was due to “jaws” of almost 10 p.p., as gross operating income continues to grow.
Net loan-loss provisions increased 26.5%, to reinforce coverage in secured loans as market conditions worsen.
The NPL ratio inched up to 0.76% at the end of September and NPL coverage dropped from 74% in September 2007 to 57% a year later due to the change of mix between secured and unsecured, with UPLs now representing less than 2% of retail loans. Secured coverage is double the average of UK peers, and unsecured coverage remains over 100%.
Customer loans stood at £121,900 million, up 11% year-on-year, driven by residential mortgages (+12%) and commercial mortgages (+32%) and partially offset by an 18% fall in UPLs, despite which UPL related income remained broadly stable as spreads rose by 104 b.p. Abbey’s short-term funding needs were reduced during the year, with growth in retail lending funded by the rise in customer deposits. Lending in global banking and market operations declined.
Growth in net mortgage lending was largely due to greater retention of customers and sustained gross lending volumes in a smaller market. Abbey’s estimated net lending market share of 28% in the first nine months was substantially higher than that of the stock. As noted in the first half, this market share performance benefited from the withdrawal of some competitors and is expected to continue to decline in the coming months.
Net customer deposit inflows in the first nine months were up 70% year-on-year at £4,300 million, with both second and third quarters flows more than double those in the same periods of 2007.
The sale of investment products rose 18%, despite the market being down 12%. This underscored Abbey’s capacity to provide guaranteed capital investment products at a time when customers are demanding low risk structured products.
Abbey continued to increase its level of bank account openings (+29% and a record number in the third quarter). Abbey sees the current account relationship as a key driver of business and is strengthening measures in branches and remote channels to develop business in this area.

30	January — September 2008

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA
Grupo Santander generated attributable profit of EUR 2,167 million in the first nine months, 6.0% more than a year earlier (+9.3% excluding the exchange rate impact). On a like-for-like basis (i.e. excluding pension businesses sold in 2007), net profit from ordinary activity increased 9.1% in euros (+12.7% without the exchange-rate effect). All figures are without Banco Real’s, as they are included in Financial Management and Equity Stakes.
The economies of the main countries are slowing down a little, although GDP growth of 4.8% year-on-year in the first half continued to be high by previous standards. The growth forecasts for 2008 and 2009 are for a moderate slowdown, but still solid (4.5% this year and 3.7% in 2009). Domestic demand will continue to be the engine of growth.
Buoyant domestic demand and, to a greater extent, the sharp rise in raw material prices in international markets sparked a jump in the region’s inflation: from 6% last December to 8.4% (August). The estimate for the end of 2008 is more than 9% and some easing next year.
As a result, central banks are tightening their monetary policies. The key rates have risen 250 b.p. so far this year in Brazil, 225 b.p. in Chile, 75 b.p. in Mexico and 50 b.p. in Colombia (in the latter three cases these hikes came on top of increases in 2007). With this, the central banks are aiming to avoid second-round effects and show a firm commitment to price stability.
General government accounts continued to be healthy, with average primary surpluses at more than 3.5%, while the overall fiscal situation is close to balance on average, thanks to the decline in servicing the public debt.
The external accounts are also in a good position, with the current account likely to end the year with a small deficit (regional average of 0.5% of GDP), after six consecutive years of surplus. The strong growth in imports is the main reason for the deterioration in the current account. As regards the financial account, foreign direct investment continues to be a major source of capital inflows and comfortably finances the expected current account deficit. The stock of international reserves (at a record high in 2007) remains strong in 2008 and represents a cushion against external financial shocks.
Lending by banking systems increased 28%. The pace of lending to individuals (+20%), after several years of strong expansion, has been declining in the last few quarters, while loans to companies and institutions continued to rise strongly (+33%). Deposits and mutual funds increased 15%, a slightly lower pace.
The Group set its strategy for Latin America in November 2006 with the “Programa América 20.10”, which was ratified in September 2007. The strategy, in the second year of this Plan, continues to focus on developing the commercial franchise and, particularly, on business growth and recurrent revenues from commercial banking.
However, the slower growth in the global economy, the turmoil in markets for more than a year and, in general, the greater uncertainty led to some tactical adjustments in 2008:
1) greater emphasis on customer linkage rather than on increasing the number of customers (i.e. more emphasis on profitability and less on growth);
2) greater stress on growth in deposits, together with a more selective growth on loans, ensuring a confortable liquidity position;
3) transferring to the price of loans the increased cost of funds from the higher risk premium;
4) greater focus on fee-generating businesses; and, lastly,
5) after several years of strong growth in installed capacity and investments, a more selective growth model and lower investments and costs.
At September 30, the Group had 4,638 points of sale (including traditional branches and points of banking attention and in companies), 65 more than a year earlier, and 16,664 ATMs.
The number of customers rose by 2 million in the year to September to 26.8 million. The Group’s strategy has been focusing on customer linkage in the last few quarters. Their number increased by 19% in the last 12 months (one million in absolute terms).
Anchor products, key elements for capturing customers and linkage, continued to grow briskly. The stock of payroll cheques deposited in accounts stood at 6.0 million, the number of credit cards increased by 2.7 million in the year to September to 13.9 million, the number of consumer loans rose by 0.6 million to 7.4 million and the number of insurance policies by 3.8 million to 14.9 million. The increase in lending products (cards, consumer credit) will tend to slow down, in line with the Group’s strategy of selective growth.

January — September 2008	31

INFORMATION BY PRINCIPAL SEGMENTS
Revenues from the global businesses of individuals, means of payment, bancassurance and asset management, continued to rise, taking advantage of the Group’s capacities for product innovation, transmission of best practices and global synergies. Excluding the exchange rate impact, commercial revenue from means of payment businesses increased 20% (a slower pace because of more restrictive conditions, given the rise in NPLs), while that from asset management, discounting the impact of pension businesses sold, rose 16% and bancassurance remains unchanged.
Loans to individuals and SMEs account for 49% of total Group lending in Latin America. After several years of gains in the market share of non-mortgage loans to individuals (cards, consumer), the Group has been applying this year tighter lending criteria, given the increased risk premium and the perception of credit quality erosion in some of the financial system where it operates. The risk premium in September was 3.03% (1.93% a year earlier).
The main developments of the Group’s activity in Latin America in the first nine months (all percentage changes exclude the exchange-rate impact) were:
•
Growth in lending of 21%. Commercial credit (companies, in all their range, and institutions) increased 20%, higher than consumer loans (+14%) and mortgages (16%), while credit via cards increased 22%. As is happening in financial systems as a whole, lending to individuals (+18%) is tending to decline. The total lending market share in those countries where the Group operates is 9.0%. Bank savings rose 8%, with deposits up 15% and mutual funds -5%. Our market share of these savings is 7.5%.

•
The market share of total banking business (loans, deposits and mutual funds) is 8.1%. In the light of the worsening global economic situation, the Group is placing less emphasis on its retail banking market share targets in lending while in wholesale banking the stress is on providing services and generating fee income. In savings, the Group is focused on capturing less expensive funds, consolidating in the first nine months the small recovery in spreads begun in 2007.

•
Net interest income rose 19.0%. Spreads on loans in the third quarter — with differences among countries — were slightly lower (affected by less emphasis on growth on consumer credit and cards). They were 12 b.p. lower than in the first nine months of 2007. As regards the spreads on deposits, they increased 11 b.p. between the second and third quarters of 2008.

•
Net fees increased 17.4%, the fruit of concentrating on generating recurrent revenues and, specifically, the emphasis on developing products and services that produce fees. Of note were fees from insurance (+51%) and from cards (+17%).

•	Net gains on financial transactions increased 54.2% because of customer activity and capital gains in portfolios.

•
Gross operating income grew 20.9%, outstripping the 11.7% rise in costs (average inflation of 7.9%). The nominal growth in expenses will tend to decline because of the more moderate expansion of installed capacity and the tighter criteria regarding business expenses, despite rising inflation.

•	The efficiency ratio improved by 3.1 p.p. to 38.2% and net operating income was 27.8% higher.

•
Net loan-loss provisions grew 67.6%, because of the growth in lending and the greater focus, until very recently, on the more profitable segments, but also with a higher risk premium. The NPL ratio at the end of September was 2.37% (1.77% a year earlier), while NPL coverage was 116%.

•	Net operating income less loan-loss provisions increased 13.1%.

•
By segments, in line with the Group’s strategy, Retail Banking’s net operating income increased 31.6% and profit before tax 4.5%. Global Wholesale Banking and Asset Management and Insurance registered year-on-year growth of 26.8% and 5.8%, respectively.

Because of the impact on business and on the conversion of accounts into euros, the interest rates and exchange rates are set out below:
•
Average short-term interest rates (weighted average for the region) increased slightly between the first nine months of 2007 and the same period of 2008, although the movements varied from country to country. In Brazil, despite the rises during 2008, average rates were still slightly below 2007 (-0.3 p.p.), as well as in Puerto Rico (-2.7 p.p.). They increased in other countries: Mexico (+0.5 p.p.), Colombia (+1.2 p.p.), Chile (+1.6 p.p.), Argentina (+3.2 p.p.) and Venezuela (+7.1 p.p.).

•
Earnings in euros were negatively affected by average exchange rates. Latin American currencies appreciated against the dollar, particularly the Brazilian real and the Chilean peso, but the dollar, the currency used to manage business in Latin America, depreciated 12% against the euro. The Chilean peso depreciated against the euro from 711 to 733 and the Mexican peso from 14.7 to 16.0, while the Brazilian real strengthened from 2.69 to 2.56.

32	January — September 2008

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA. MAIN UNITS

	Brazil		Mexico		Chile
Million euros	9M’ 08	Var. (%)	9M’ 08	Var. (%)	9M’ 08	Var. (%)
Income statement
Net interest income	2,020	15.0	1,465	3.4	995	24.4

Inc. from companies accounted for by equity method	1	(40.7)	—	—	1	—
Net fees	1,107	22.5	465	10.2	268	14.7
Insurance activity	41	(36.8)	41	48.5	42	20.1

Commercial revenue	3,169	16.3	1,970	5.6	1,306	22.6

Gains (losses) on financial transactions	535	22.9	185	—	20	(56.7)

Gross operating income	3,704	17.2	2,155	15.6	1,327	19.3

Income from non-financial services (net) and other operating income	(25)	39.8	(56)	11.6	(13)	(14.4)
Operating expenses	(1,452)	11.9	(699)	3.2	(468)	7.6
General administrative expenses	(1,344)	12.4	(628)	1.4	(422)	8.2
Personnel	(720)	18.3	(340)	4.6	(261)	9.1
Other administrative expenses	(624)	6.4	(288)	(2.2)	(162)	6.7
Depreciation and amortisation	(108)	5.3	(71)	22.1	(45)	2.8

Net operating income	2,227	20.7	1,401	23.3	846	27.7

Net loan loss provisions	(823)	46.2	(603)	95.3	(256)	117.8
Other income	(277)	24.0	9	—	5	(87.1)

Profit before taxes (w/o capital gains)	1,127	6.4	806	(0.1)	596	1.4

Tax on profit	(366)	4.8	(84)	(37.9)	(72)	(12.3)

Net profit from ordinary activity	761	7.2	723	7.5	524	3.6

Net profit from discontinued operations	—	—	—	(100.0)	—	(100.0)

Net consolidated profit (w/o capital gains)	761	7.2	723	6.3	524	(2.4)

Minority interests	12	13.9	178	3.8	106	(1.9)

Attributable profit to the Group (w/o capital gains)	749	7.1	544	7.2	418	(2.6)

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	749	7.1	544	7.2	418	(2.6)

Balance sheet
Customer loans*	20,422	25.9	16,284	12.3	17,968	11.5
Trading portfolio (w/o loans)	4,375	(47.2)	11,305	(10.5)	2,449	33.6
Available-for-sale financial assets	4,296	43.0	4,403	(1.7)	1,719	83.8
Due from credit institutions*	4,090	43.8	7,625	13.5	1,295	(13.7)
Intangible assets and property and equipment	1,064	16.5	485	16.6	327	(1.6)
Other assets	13,679	(2.5)	4,573	6.6	2,536	28.2

Total assets/liabilities & shareholders’ equity	47,926	5.8	44,675	3.8	26,295	15.9

Customer deposits*	23,695	18.1	21,914	5.3	14,502	8.7
Marketable debt securities*	2,319	177.1	1,365	62.8	2,402	22.6
Subordinated debt	1,876	17.7	53	(3.0)	759	24.2
Insurance liabilities	1,953	12.3	165	85.7	102	50.8
Due to credit institutions*	7,302	11.3	12,738	0.5	4,000	19.2
Other liabilities	7,235	(35.0)	5,324	(10.9)	3,119	42.3
Shareholders’ equity	3,546	5.4	3,116	20.2	1,410	21.9

Other customer funds under management	18,290	(15.6)	10,235	(21.6)	3,426	(73.7)

Mutual funds	17,390	(16.2)	10,235	8.4	3,418	(13.4)
Pension funds	—	—	—	(100.0)	—	(100.0)
Managed portfolios	891	3.8	—	—	—	—
Savings-insurance policies	9	(82.5)	—	—	8	138.5

Customer funds under management	46,179	4.5	33,566	(3.4)	21,090	(27.1)

(*)	Includes all stock of concept classified in the balance sheet.

January — September 2008	33

INFORMATION BY PRINCIPAL SEGMENTS
BRAZIL
The economy continued to grow strongly (6.0% in the first half), with domestic demand (up by more than 8%) the main engine of growth. In this climate, however, inflation jumped to 6.2%, 1.7 p.p. higher than at the end of 2007. Inflation is expected to end the year at around 6%. To counter this, the central bank has raised interest rates (+250 b.p. in the SELIC rate since last December, while showing its resolve to keep on lifting it so that inflation begins to move towards its targets.
In this scenario, Santander Brazil is very well positioned. Its strategy is focused on expanding retail businesses: boosting savings, linking customers; growth in distribution businesses (loans linked to deposit of payroll, credit cards, etc) and developing business with SMEs and companies. Wholesale banking is also a business with ample development potential.
Before incorporating Banco Real, the Group had 2,218 points of sale and 8.7 million customers. The number of linked customers reached 2.2 million (+19% year-on-year). The capturing of payroll cheques has been a significant source of growth and, above all, of linkage. In the year to September the number of payroll cheque customers increased by 312,000 to 1.4 million. The customer base was also expanded through organic growth and channels for those without current accounts.
In the last twelve months, the number of credit cards increased by 0.8 million to 4.3 million. A total of 4.7 million consumer credits have been granted and the number of insurance policies reached 4.4 million.
Total lending rose 33%, and that to individuals was 21% higher. As in the financial system as a whole lending to individuals tended to slow down. Of note was lending via credit cards (+44%), loans linked to payroll deposit (+4%) and auto finance (+23%). Loans to SMEs increased even more strongly (+51%). These growth rates gave us a market share of 5.0% in total lending and 5.2% in the segment of individuals.
Deposits and mutual funds increased 5%, with deposits growing 29% and mutual funds declining 12%, affected by the rise in interest rates. The market share of total savings was 4.7%.
As regards the income statement, and always in local currency, commercial revenue increased 10.8%, driven by the rise in business volumes and the growth in fees and revenue from insurance activity. Spreads, however, declined because, despite the recent hikes, average interest rates between the two periods still declined by 0.3 p.p. Gains on financial transactions were 17.1% higher, benefiting from sales of some stakes in the first half of the year. The rise in operating expenses (+6.6%) was close to that of inflation (6.3%).
Net operating income increased 15.0%.
Net loan-loss provisions increased 39.3%, as a result of greater lending and, especially, focusing in the recent past on products and segments with a higher risk, but with a greater return. The risk premium remained stable in the last few quarters. Net operating income less loan-loss provisions was 4.3% higher than in the first nine months of 2007, while attributable profit grew 2.0% in local currency (+7.1% in euros) at EUR 749 million.
The profits before tax of Retail Banking, which account for 50% of the region’s total, declined 2.9%, while Asset Management and Insurance’s dropped 24.8% and Wholesale Banking’s rose by 11.7%.
The efficiency ratio is 37.6% (1.5 p.p. better than a year earlier), the recurrence ratio 82.4% and ROE 27.9%. The NPL ratio stood at 3.21% and NPL coverage 101%.
Banco Real (not consolidated in Brazil)
Banco Real posted net profit of EUR 725 million in the first nine months. Its contribution (net of tax) to the Group is recorded under income accounted for by the equity method in Financial Management and Equity Stakes.
In October, 31 we will present the integration plan for our two banks in Brazil.

34	January — September 2008

INFORMATION BY PRINCIPAL SEGMENTS
MEXICO
Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 16.4% and 16.3% in deposits and mutual funds. It has 1,096 points-of-sale and 8.8 million customers (+0.5 million in 12 months).
The economy grew 2.7% year-on-year in the first half, confirming the expectations for the whole year (GDP growth of around 2.5%). The recent spurt in inflation (5.5% year-on-year in September) is basically due to higher international raw material prices, particularly food. This worsened inflation expectations for the end of 2008 and led the central bank to raise its benchmark rate in June, July and August by 25 b.p. each time to 8.25%. This sent a positive signal of strong commitment to price stability.
The current strategic focus is on linkage and less on increasing the number of customers. The aim is to guarantee the profitable growth of retail businesses, via a very segmented multi channel model.
In line with this strategy, the Group increased its linked customers by 270,0000 (+21%) in the year to September (17% of the total). One of the levers for greater linkage is the “Relación Integral” programme (launched in 2007), which gives advantages to customers who hold a checking account or deposit their payroll cheque in their account, have a credit card (or another type of credit) and a long-term investment product or mutual fund.
The Group is also putting the emphasis on growth in deposits, with preference given to liquidity, but without ceasing to grow in products that link customers the most (consumer credit, payroll, cards). In mortgages, the Group absorbed 22% of new loans in the first nine months in the medium-high income segment, backed by a very competitive product, an efficient “factory” and very quick response times. Lastly, business continued to be developed with SMEs (taking particular care of credit quality) and transactional ones strengthened, both for companies and in global wholesale banking.
The number of credit cards issued reached 4.7 million in September. The number of consumer credits was 591,000 and more than 2 million customers have their payroll cheques paid into their account. The number of insurance policies stood at 3.1 million (+793,000).
Lending increased 16%, particularly to individual customers: growth in consumer credit and loans via credit cards (+8%) slowed, partly for market reasons and partly because we are applying stricter criteria; mortgages grew 27% and loans to SMEs 20%. Deposits grew 2% and mutual funds 10%.
Turning to the income statement, and always on the basis of local currency, commercial revenue increased 14.7%. Net interest income was up 12.3%. The spread in the third quarter on deposits was higher than in the second quarter and on loans lower.
Net fees and insurance revenue increased 22.2%. Of note was the growth in those from insurance (+58%) and mutual funds (+32%). Gains on financial transactions amounted to EUR 185 million (a loss of EUR 2 million in the first nine months of 2007). Part of this growth was due to the realisation of capital gains in the first half of the year and also operations with customers. Operating expenses were 12.0% higher (inflation of 5.5%) and on a downward trend, but affected by the increase in installed capacity (+37 branches in 12 months) and ongoing business development programmes.
Net operating income, thanks to gross operating income growing faster than costs, increased 33.9%.
Net loan-loss provisions rose 112%, reflecting the deterioration of the risk premium of credit cards and regulatory changes regarding provisions.
Net operating income less provisions rose 4.7% and attributable profit was 16.5% higher at EUR 544 million (+7.2% in euros). Retail Banking’s profit before tax rose 1.7% and contributed 76% of the country’s total. Global Wholesale Banking’s profit before tax was 33.4% higher and Asset Management and Insurance’s 53.1%.
The efficiency ratio improved 3.6 p.p. in 12 months to 32.4%, the recurrence ratio was 74.1% and ROE 24.9%. The NPL ratio (2.06%) and NPL coverage (134%) continued to underline the high credit risk quality.

January — September 2008	35

INFORMATION BY PRINCIPAL SEGMENTS
CHILE
Santander Chile is the largest financial group in Chile (in terms of customers, business and profits). Its market shares are 20.5% in loans and 20.2% in deposits and mutual funds. It has 502 points-of-sale and 3 million customers.
The economy is expected to grow 4% in 2008, with domestic demand rising by over 6%. Inflation is running above 9%. However, the interest rate hikes (+75 b.p. in 2007 and +225 b.p. until September), together with a stronger exchange rate, are helping to lower inflation.
Santander Chile continues to focus on increasing customer linkage and on a higher return, with selective growth in lending and more emphasis on increasing deposits and maintaining appropriate levels of liquidity. Also being given preferential attention is the development of global businesses for both individuals (asset management, means of payment and insurance) as well as wholesale customers.
The denser distribution network, after the increase in the number of branches in recent years, and improvements in the quality of service helped to increase the number of customers by 280,000 in the last 12 months and, more importantly, the number of linked ones by 11% to 911,000.
The franchise’s development can also be gauged from the increase in the number of credit cards (+9% in 12 months to 1.4 million) and the growth in the number of payrolls paid into accounts (+17%). The stock of consumer credits reached 939,000.
Loans to individual customers increased 19% (market share of 25%). The consumer credits and loans via credit cards were 15% higher. Loans to SMEs rose 20% and deposits and mutual funds increased 11% with deposits up 16%.
In results (and always in local currency), gross operating income increased 22.9%, net interest income was up 28.3% (higher than the growth in business volumes, reflecting the better spreads) and revenue from fees plus insurance activity grew 18.9%.
Operating expenses increased 11.0% (inflation of 9.2%), reflecting the development of business infrastructure (+19 points-of-sale since September 2007), but on a downward trend as the programmes to increase installed capacity have already been executed. Net operating income was 31.6% higher.
Net loan-loss provisions increased 124.5%, reflecting the change of trend in generic provisions and the rise in the risk premium (+36 b.p. in the last 12 months to 1.81%), partly as a result of the larger share in total lending of non-mortgage loans to individuals.
Net operating income less provisions was 11.6% higher, while attributable profit was 0.5% higher (-2.6% in euros) at EUR 418 million, because of the impact of the sale of pension business in 2007. Net profit from ordinary activity (i.e. discounting the effect of this sale) increased 6.8% (+3.6% in euros).
Retail Banking’s profit before tax (73% of the total in Chile) increased 3.7%, Asset Management and Insurance’s 21.0% and Global Wholesale Banking’s 1.2%.
The efficiency ratio improved 3.9 p.p. to 35.2%. The recurrence ratio was 63.5% and ROE 36.7%. The NPL ratio was 2.45% and NPL coverage 111%.
OTHER COUNTRIES
Argentina
Santander Río is one of the country’s leading banks, with market shares of 9.9% in loans and 9.1% in deposits plus mutual funds. The Group has 286 points-of-sale and 2.2 million customers (+200,000 in the last 12 months and +28% in linked customers).
The economy is expected to keep on growing strongly, but less so than in 2007. Interest rates and inflation will remain high.
The Group’s strategy focuses on maximising the return on its business franchise and placing more emphasis on customer linkage than on increasing the number of customers, as well as applying selective criteria in lending and continuing to encourage growth in deposits. In line with this focus, the pace of expanding the branch network is slowing down.

36	January — September 2008

INFORMATION BY PRINCIPAL SEGMENTS
Lending rose 17%, a slower pace than in previous quarters. The bank has been particularly active in consumer loans and credit cards (market share of 10.8%). More than 180,000 loans and 412,000 cards were granted in the year to September. Deposits plus mutual funds rose 10%, with deposits increasing 20% (demand deposits +59%).
Commercial revenue in local currency increased 43.7%, net operating income 71.8% and net profit from ordinary activity excluding discontinued operations 68.9%. Attributable profit rose 38.3% to EUR 159 million (+22.9% in euros). The efficiency ratio was 47.9% and the recurrence ratio 87.6%. The NPL ratio stood at 1.47% and NPL coverage 200%.
Puerto Rico
Santander Puerto Rico is one of the island’s largest financial institutions. It has 133 branches, 466,000 customers (22% of them linked) and market shares of 10.5% in loans, 10.7% in deposits and 22.2% in mutual funds.
The economy is in recession, affecting both the pace of banking business and profitability, under pressure from lower activity and the rise in risk premiums. In this environment, the Group continued its strategy of selective growth in business with individual customers and companies.
Attributable profit was EUR 0.5 million, hit by higher net loan-loss provisions as net operating income (EUR 120 million) was up 57.1% excluding the exchange rate impact. The efficiency ratio was 52.4% and the recurrence ratio 43.6%. The NPL ratio was 5.29% and NPL coverage 64%.
Venezuela
Banco de Venezuela is one of the country’s largest banks, with market shares of 11.3% in loans and 10.3% in deposits. It has 285 branches and 3.1 million customers (+250,000 since September 2007).
The economy slowed in the first half to 6% year-on-year, 2.5 p.p. lower than in the second half of 2007. The expected growth for the whole of 2008 is lower at 5.8%. Inflation remained very high at more than 30%.
The focus this year is on maximising the profitability of the balance sheet and boosting recurrent revenues, through greater customer linkage (growth in transactional deposits and fee-generating services) and strict risk control. Lending rose 17% and deposits 18%.
Attributable profit was EUR 160 million, 38.2% more excluding the exchange-rate impact (+22.1% in euros). Various regulatory measures were published in the first half which are exerting pressure on growth in net interest income and fees. The efficiency ratio was 40.0% and the recurrence ratio 55.6%. ROE was 39.9%, the NPL ratio 1.43% and NPL coverage 157%.
The Group is managing the sale of its Venezuelan bank to the state.
Colombia
The market shares are 3.2% in loans and 2.9% in deposits plus mutual funds. The group has 76 branches and 453,000 customers.
The focus is on developing the franchise and on selective business growth, maintaining appropriate liquidity levels. Lending rose 15% (gain of 48 b.p. in the market share of mortgages and of 18 b.p. in cards), while deposits and mutual funds rose 35%.
Attributable profit was EUR 21 million, 25% higher year-on-year excluding the exchange-rate impact and affected by the increase in net loan-loss provisions and the impact of discontinued operations, as net operating income grew 70.6%. The NPL ratio was 1.71% and NPL coverage 190%.
Other countries
Uruguay’s attributable profit was EUR 9 million, while in Peru activity was focused on corporate banking and tending to the Group’s global customers.
LATIN AMERICA. INCOME STATEMENT

	Gross operating		Net operating		Attributable profit
	income		income		to the Group
Million euros	9M’ 08	Var. (%)	9M’ 08	Var. (%)	9M’ 08	Var. (%)	Var. (%)*

Brazil	3,704	17.2	2,227	20.7	749	7.1
Mexico	2,155	15.6	1,401	23.3	544	7.2	7.5
Chile	1,327	19.3	846	27.7	418	(2.6)	3.6
Puerto Rico	251	7.0	120	38.9	0	(94.9)
Venezuela	625	23.9	335	33.5	160	22.1
Colombia	111	38.6	43	70.1	21	24.7	132.7
Argentina	441	30.9	225	52.6	159	22.9	50.0
Rest	94	54.2	(8)	(71.9)	(12)	—

Subtotal	8,709	18.4	5,189	25.7	2,038	6.1	9.3

Santander Private Banking	257	8.6	155	10.9	129	5.2

Total	8,966	18.1	5,344	25.2	2,167	6.0	9.1

(*).- Change of results from ordinary activity before discontinued operations (sale of pension funds management institutions).

January — September 2008	37

INFORMATION BY PRINCIPAL SEGMENTS
FINANCIAL MANAGEMENT AND EQUITY STAKES

			Variation
Million euros	9M’ 08	9M’ 07	Amount	(%)

Income statement
Net interest income (w/o dividends)	(1,557)	(1,216)	(340)	28.0
Dividends	180	165	15	9.3

Net interest income	(1,377)	(1,052)	(325)	30.9

Inc. from companies accounted for by equity method	794	240	554	231.3
Net fees	18	22	(4)	(18.3)
Insurance activity	—	—	—	—

Commercial revenue	(565)	(791)	225	(28.5)

Gains (losses) on financial transactions	696	625	71	11.4

Gross operating income	131	(166)	297	—

Income from non-financial services (net) and other operating income	6	1	5	465.9
Operating expenses	(568)	(597)	29	(4.9)
General administrative expenses	(495)	(399)	(96)	24.1
Personnel	(174)	(164)	(11)	6.4
Other administrative expenses	(321)	(235)	(86)	36.4
Depreciation and amortisation	(73)	(198)	126	(63.3)

Net operating income	(431)	(762)	331	(43.5)

Net loan loss provisions	(73)	22	(94)	—
Other income	142	(194)	335	—

Profit before taxes (w/o capital gains)	(362)	(934)	572	(61.3)

Tax on profit	655	469	186	39.7

Net profit from ordinary activity	293	(465)	758	—

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	293	(465)	758	—

Minority interests	(2)	12	(14)	—

Attributable profit to the Group (w/o capital gains)	295	(477)	772	—

Net extraordinary capital gains and allowances	—	566	(566)	(100.0)

Attributable profit to the Group	295	89	206	232.1

Balance sheet
Trading portfolio (w/o loans)	3,288	2,060	1,228	59.6
Available-for-sale financial assets	16,334	19,098	(2,765)	(14.5)
Investments	15,235	4,818	10,417	216.2
Goodwill	13,336	14,257	(921)	(6.5)
Liquidity lent to the Group	76,729	86,224	(9,495)	(11.0)
Capital assigned to Group areas	39,271	33,266	6,005	18.1
Other assets	83,766	39,263	44,503	113.3

Total assets/liabilities & shareholders’ equity	247,960	198,988	48,972	24.6

Customer deposits*	2,344	2,484	(140)	(5.6)
Marketable debt securities*	110,934	88,886	22,048	24.8
Subordinated debt	22,603	19,113	3,490	18.3
Preferred securities	—	—	—	—
Other liabilities	60,589	48,525	12,064	24.9
Group capital and reserves	51,490	39,979	11,511	28.8

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	135,881	110,483	25,398	23.0

(*).-  Includes all stock of concept classified in the balance sheet.

38	January — September 2008

INFORMATION BY PRINCIPAL SEGMENTS
FINANCIAL MANAGEMENT AND EQUITY STAKES
This area is responsible for a series of centralised activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses on the basis of the criteria set out on page 20 of this report.
The cost of liquidity, via the transfer of funds to various businesses, is done at the short-term market rate, which was 4.36% in the first nine months of 2008 (3.96% in the same period of 2007).
The area made a profit of EUR 295 million compared to EUR 89 million in the first nine months of 2007. There were two main factors:
•
The first one was in income accounted for by the equity method which amounted to EUR 794 million compared to EUR 240 million in the first nine months of 2007. The difference was due to the net effect of, on the one hand, the incorporation in 2008 of net profits of EUR 725 million from ABN AMRO (basically Banco Real) and, on the other, of EUR 119 million of losses from Sovereign.

•
The second one was in extraordinary capital gains, which in 2007 included EUR 566 million from the sale of the stake in Intesa Sanpaolo. There have been no extraordinary capital gains in 2008, since the capital gains from the sale of the Financial City did not feed through to the third quarter’s profit, and therefore they did not impact the final profit.

Other aspects to bear in mind are:
•	Larger negative impact on net interest income (excluding dividends) of EUR 340 million, mainly due to the higher cost of financing ABN AMRO assets.
•
Dividends received were EUR 15 million higher. This figure is basically the net difference between the dividends from Royal Bank of Scotland and Fortis, and the smaller dividend from Intesa Sanpaolo due to the sale of the stake.

•
Gains on financial transactions increased by EUR 71 million, lower than in the first half of 2008 as the third quarter figure was below that that of previous quarters, due to the negative impact of the euro/dollar hedging position (which covers the negative effect on earnings of Latin America).

•	Costs were 4.9% lower. The sale of offices and particular buildings in Spain pushed up general expenses as these properties are now rented (partly offset by a drop in amortisation).
•	A net loan-loss provision of EUR 73 million as against EUR 22 million of generic provisions releases in the first nine months of 2007.
•
“Other income” covers the temporary gap of various provisions and allowances for contingencies anticipated at the Group’s consolidated level but not recorded in the results of the various units until their effective materialisation.

•
Lastly, an income tax benefit of EUR 186 million more than in the first nine months of 2007. This was largely due to the tax deduction from the financing cost of the assets acquired from ABN AMRO, as the profit was registered under income accounted for by the equity method net of tax.

As regards the area’s sub segments:
•	Equity Stakes: this sub segment centralises the management of equity stakes in financial and industrial companies.
Net capital gains and extraordinary allowances in the first nine months of 2007 amounted to EUR 566 million, as a result of the sale of 1.79% of Intesa Sanpaolo.
At the end of September 2008, the unrealised capital gains in listed financial and industrial stakes were estimated at more than EUR 1,500 million.
•
Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages shareholders’ equity.

It includes the cost of hedging the capital of the Group’s non-euro denominated investments. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. The main units with exchange rate risk continued to be hedged in 2007 and in the first nine months of 2008.

This sub segment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments. This means that the contribution to earnings is usually negative.

January — September 2008	39

INFORMATION BY SECONDARY SEGMENTS
INCOME STATEMENT AND BUSINESS VOLUMES. SECONDARY SEGMENTS

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
Million euros	9M’ 08	(%)	9M’ 08	(%)	9M’ 08	(%)	9M’ 08	(%)

Income statement
Net interest income	14,301	15.1	12,738	12.7	1,520	41.4	43	(0.1)

Inc. from companies accounted for by equity method	7	(25.3)	5	(28.7)	1	(9.4)	—	—
Net fees	6,212	3.5	5,279	6.5	623	(10.7)	310	(10.5)
Insurance activity	262	4.9	(0)	—	—	—	262	4.9

Commercial revenue	20,781	11.2	18,022	10.8	2,145	20.9	615	(3.8)

Gains (losses) on financial transactions	1,622	13.6	1,013	79.8	584	(31.0)	26	32.2

Gross operating income	22,403	11.4	19,034	13.1	2,728	4.2	641	(2.7)

Income from non-financial services (net) and other operating income	(91)	56.2	(70)	104.1	(20)	(2.2)	0	—
Operating expenses	(8,735)	4.1	(7,670)	3.4	(844)	8.1	(221)	12.5
General administrative expenses	(7,889)	3.3	(6,903)	2.4	(778)	9.3	(208)	13.9
Personnel	(4,820)	4.8	(4,229)	3.5	(488)	14.3	(103)	19.3
Other administrative expenses	(3,069)	1.1	(2,674)	0.7	(291)	1.8	(105)	9.1
Depreciation and amortisation	(847)	11.7	(768)	13.7	(66)	(4.2)	(13)	(5.5)

Net operating income	13,578	16.4	11,294	20.3	1,863	2.5	420	(8.6)

Net loan loss provisions	(3,919)	62.7	(3,813)	55.1	(106)	—	0	—
Other income	(394)	84.4	(372)	135.4	(17)	(47.6)	(5)	(79.8)

Profit before taxes (w/o capital gains)	9,265	2.5	7,109	5.0	1,740	(5.2)	416	(4.9)

Business volumes
Total assets	883,936	2.2	652,412	11.5	210,861	(19.2)	20,664	8.7
Customer loans	564,354	2.7	498,633	5.0	65,627	(11.8)	94	(63.3)
Customer deposits	369,950	7.0	322,075	16.4	47,873	(30.7)	2	(80.5)
RETAIL BANKING
Retail Banking generated 85% of the operating areas’ total gross operating income and 77% of profit before tax (EUR 7,109 million, +5.0% year-on-year and +9.0% excluding the exchange rate impact).
Gross operating income was 13.1% higher at EUR 19,034 million. Net interest income kept up its trend of quarter-on-quarter growth and increased 12.7% over the first nine months of 2007, fuelled by greater business volumes and better customer spreads. Net fees rose 6.5% and gains on financial transactions increased in the components of customers and portfolios.
Operating expenses only rose 3.4%, leaving the “jaws” (the difference between the growth in gross operating income and costs) at almost 10 p.p and producing a gain of 3.5 p.p. in the efficiency ratio to 39.6%.
Net operating income increased 20.3% to EUR 11,294 million.
Net loan-loss provisions were 55.1% higher because of combined effect of: a faster than expected worsening of macroeconomic variables in some countries, which pushed up risk premiums; growth in lending; the entry in previous quarters into more profitable segments and products and the release of some provisions in units in the first quarter of last year. However, the strength of net operating income absorbed the higher provisions and enabled net operating income less provisions to be 8% higher (+11% excluding the exchange rate impact). This was a notable achievement in the current market environment.
Customer lending increased 5%, significantly affected by exchange rates, while deposits, including Valores Santander”, rose 19%.
•
Retail Banking in Continental Europe, against a background of economic slowdown and uncertainty, continued to notch up new quarterly records in net interest income and net and gross operating income. Net interest income rose 17.4% in the first nine months, net operating income 19.6% and profit before tax 8.2%. Of note were the Santander Branch Network and Banesto Retail whose profits still increased at double digit rates.

The main drivers continued to be: business growth, although gradually slowing from quarter to quarter, good management of prices in a changing environment of interest rates and selective control of costs. The efficiency ratio improved from 39.2% in the first nine months of 2007 to 36.4% a year later.

•
United Kingdom’s Retail Banking in euro terms was still very determined by the negative impact of the exchange rate (15 p.p.). Net operating income in euros was 3.3% higher and 19.3% in sterling, thanks to faster growth in gross operating income (+10.4%) than in costs (+1.5%) both in sterling. The combined effect was an improvement in the efficiency ratio of 4.0 p.p. to 47.5%. Net loan loss provisions increased 22.0% and profit before tax was 17.6% higher (+1.8% in euros), which compares well with the sector’s trend.

40	January — September 2008

INFORMATION BY SECONDARY SEGMENTS
•
Retail Banking in Latin America continued to produce good results, based on growth in customer business, the good performance of net interest income and net fees, and control of costs compatible with ongoing business development. Commercial revenue increased 13.5% in euros and net operating income 27.9%. Excluding the exchange rate impact, the respective growth rates were 16.7% and 31.6%, respectively.

The growth strategy was based on increasing the number of individual customers and SMEs, developing anchor products, such as payroll and credit cards, and focusing on more profitable products in all countries.

The higher net loan loss provisions caused growth in net operating income to ease to 9.1% (+13.1% excluding the exchange rate impact), which combined with the negative year-on-year comparison in other income because of the release in 2007 of a fund constituted in Brazil (which it was not necessary to use) meant that profit before tax was only 0.6% higher than in the first nine months of 2007 (+4.5% excluding the exchange rate impact).

The three main countries (Brazil, Mexico and Chile) increased their commercial revenue (in euros) by 13.1%, a pace which reached 28.4% in net operating income, 6.3% in net operating income less provisions and -1.8% in profit before tax, due to the previously mentioned negative impact of other income in Brazil. Excluding the exchange rate impact, the growth rates were 13.9%, 29.9%, 8.2% and 0.5% respectively.

Global Private Banking, almost all of which is included in this segment and covering various geographic areas, generated profit before tax of EUR 354 million, 5.8% more than in the first nine months of 2007.
This Division, created in the second half of 2007, includes units specialised in financial advice and management of the assets of high income clients (Banif in Spain, Cater Allen, James Hay, Abbey Sharedealing and Abbey International in the UK and Santander Private Banking in Latin America and Italy), as well as domestic private banking units in Portugal and Latin America, managed on a shared basis with local retail banks.
The focus in 2008 is on boosting the number of clients and deepening business with existing ones. Assets under management amounted to EUR 105,000 million, 4% less than at the end of 2007. This performance reflected the impact of the plummeting markets, partly offset by the good results in the capturing of funds. Gross operating income grew 5.5% year-on-year and combined with contained costs produced an increase of 5.8% in profit before tax (+15.2% excluding the exchange rate impact).
The Division continued to adapt its business model to various units, with particular emphasis on the IT platform for customer management which will be the same for everyone. This will enhance the quality of service and generate significant synergies.
RETAIL BANKING. INCOME STATEMENT

	Gross operating		Net operating		Profit
	income		income		before taxes
Million euros	9M’ 08	Var. (%)	9M’ 08	Var. (%)	9M’ 08	Var. (%)

Continental Europe*	9,253	14.1	5,832	19.6	4,111	8.2

o/w: Spain	6,487	12.3	4,006	17.9	3,073	6.1
Portugal*	805	3.8	423	5.2	394	7.7

United Kingdom	2,384	(4.4)	1,271	3.3	1,021	1.8

Latin America	7,397	18.8	4,191	27.9	1,976	0.6

o/w: Brazil	2,952	22.0	1,630	31.2	558	1.9
Mexico	1,864	14.4	1,195	21.5	612	(6.4)
Chile	1,116	21.8	685	34.6	435	0.6

Total Retail Banking*	19,034	13.1	11,294	20.3	7,109	5.0

(*).- w/o extraordinary capital gains and allowances in 9M’07.

January — September 2008	41

INFORMATION BY SECONDARY SEGMENTS
GLOBAL WHOLESALE BANKING
This segment, managed by Santander Global Banking & Markets, contributed 12% of gross operating income and 19% of profit before tax (EUR 1,740 million, 5.2% less than in the first nine months of 2007).
Year-on-year comparisons are affected by the change in the conditions of international wholesale markets and, above all in Santander’s case, by the exceptional results in 2007 (record gross operating income and profits in Q1’07). This produced three effects:
•	Higher revenues from treasury positions (EUR 635 million as against EUR 334 million in the first nine months of 2008);
•	Large specific operations in investment banking in the first quarter of 2007 and loans in Spain and Portugal;
•	And the release of generic provisions (EUR 55 million) compared with EUR 89 million of provisions in the first nine months of 2008.
Despite this, the negative comparison with 2007 began to revert in the third quarter which, for the first time this year, produced higher profits than in the same period of 2007, fuelled by the strength of customer revenues, higher spreads and appropriate management of costs for the new environment. Business also began to slow down as of the summer of 2007.
Gross operating income was 4.2% higher than in the first nine months of 2007 (-7.2% in the first half of 2008), spurred by the most recurrent revenues (commercial revenues excluding dividends: +22%). Operating expenses were 8.1% higher year-on-year (+10.5% in the first half) and the efficiency ratio was 30.9%.
Net operating income registered a small rise for the first time this year (+2.5% year-on-year vs. -13.7% in the first half), but this did not feed through to profit before tax (-5.2%) because of the generic provisions.
This performance was the result of the strength of customer revenues which were 21% higher year-on-year, with a third quarter that was 39% more than the quarterly average of 2007. This reflected the improvements in global management of products and businesses and the extension of products such as Santander Global Connect.
The United Kingdom and Latin America registered solid year-on-year growth in gross operating income from customers (+32% and +42%, respectively), offsetting the small decline in Spain and Portugal (-2%) because of the aforementioned operations.
Santander Global Banking & Markets continued to deepen its global business focus by taking new steps in its customer-product vector. Of note was the integration of Abbey Financial Markets into Global Wholesale Banking, which improves our diversification and competitive position in Europe.
The Global Customer Relationship Model, which manages global corporate and institutional customers, strengthened its interrelation with the product areas by restructuring the coverage area and developing specialised units. The model’s revenues amounted to EUR 1,305 million (+27% year-on-year).
The product vector’s areas also made progress in becoming more global and adapting to the changing needs of markets and customers. Areas are aligned by families of products, particularly in the markets’ part, aiding progress in their global design and taking advantage of leveraging on the strength of the retail banks in the markets where Santander operates. The areas are as follows:
1) Global Transaction Banking
This area, which comprises cash management and trade finance as well as basic finance, continued the strength with which it began the year, backed by competitive local and regional solutions for corporate and institutional clients in their natural markets.
Customers’ gross operating income was 27% higher year-on-year. Of note was the growth in cash management in all geographic areas, as well as the push during the third quarter in trade finance in the UK and Latin America: they and Spain registered growth of more than 20% in their respective currencies in which their business is managed. There was also a strong contribution from basic financing thanks to better spreads.

42	January — September 2008

INFORMATION BY SECONDARY SEGMENTS
2) Corporate Finance
The gross operating income of this area (mergers and acquisitions and asset and capital structuring) enjoyed a good third quarter with gross operating income double that in the first half (-2% year-on-year). This was in contrast to the 62% fall in the first half, reflecting the impact on year-on-year comparisons of the operations in Spain and Portugal at the beginning of 2007.
Of note was Latin America, whose gross operating income almost tripled, while Spain and Portugal reached a reasonable level given the current environment, although lower than in 2007.
Noteworthy in Mergers and Acquisitions was participation in the following transactions: in Europe, FCC’s purchase of wind-power assets, the purchase by SOS Cuétara of Bertolli and the sale of the Portuguese affiliate of Unidad Editorial (RCS Mediagroup); in Latin America, the acquisition of two majority stakes in Chilean motorways, and the exchange of 100% of Enersul for 45% of Lajeado’s hydroelectric plant (Rede).
Of note in Asset & Capital Structuring was the first cross border leasing transaction in Brazil and new solar energy projects under the strategic agreement with British Petroleum.
3) Credit
The year-on-year comparisons for the gross operating income of this area (origination, risk management and distribution of structured credit and debt) are very positive (+73%) in contrast with previous quarters. This change was due to a good third quarter in 2008 in revenue generation (losses in the same period of 2007).
In structured finance, Santander continued to support its clients in their most important operations. In Spain, we were one of the leading entities in Gas Natural’s purchase of Unión Fenosa, the largest operation this year, and abroad we were a leader in InBev’s friendly takeover of Anheuser-Busch to create the biggest global food company (with leading brands in Santander’s target markets).
4) Rates
This area, which covers all trading activities in interest rate and exchange rate markets for wholesale and retail customers, generated solid gross operating income (+21%) in line with previous quarters.
This performance, against a background of very volatile markets, reflected a sharp downturn in Spain and Portugal which was offset by growth in the other units. In this environment, the keys were extending these activities into core markets, diversification of the portfolio of customers and the focus on covering risk management needs.
Most of the increase in business was concentrated in the UK and particularly in Latin America, which already accounts for more than half the area’s revenues. There was a strong rise in both areas in revenues from large companies in the Global Customer Relatonship Model.
5) Equity
The gross operating income of this area, which covers all activities related to the equity markets, was 3% lower year-on-year in a market of high uncertainty with different effects depending on the type of activity.
This environment negatively affected brokerage activities in Europe whose gross operating income declined by around 40%, although the market share in Spain was maintained (14.1% including Banesto Bolsa, up from 13.9% a year earlier). Gross operating income from Latin America rose 16% (excluding the exchange rate impact), spurred by Brazil, following its upgraded credit rating, and Chile.
Activity in the primary markets was lower, with delays in new listings which were partly offset by a larger number of capital increases.
Equity derivatives activity remained good because of the demand by investors for risk coverage and the offer of structured lending instruments for retail networks. Apart from the decrease in revenues in the UK because of large operations in 2007, other areas performed very well (+21% Spain, Portugal and Latin America), spurred by sales as well as management of books.
Securities finance and securities lending in the UK also performed well, as did brokerage of equity derivatives in organised markets, with strong growth in Spain and Mexico, the two main markets.
Lastly, custody revenues in Europe declined. Better showing in Latin America with revenues growing 30% excluding the exchange rate impact.

January — September 2008	43

INFORMATION BY SECONDARY SEGMENTS
ASSET MANAGEMENT AND INSURANCE
This segment accounted for 3% of the operating areas’ total gross operating income and 4% of profit before tax in the first nine months (EUR 416 million compared to EUR 437 million in the same period of 2007).
Gross operating income declined 2.7% year-on-year as the increased revenues from insurance did not offset the reduction in fee income. The main reason for the latter was the slowdown in mutual funds business in Spain where customers and commercial networks focused on traditional deposits and/or structured under the form of insurance.
Operating expenses (+12.5%) still reflect the development of both global businesses, although their stability in the last few quarters indicates a slowdown by the end of the year. Net operating income dropped 8.6% and profit before tax was 4.9% lower. Latin America’s obligatory pension business is not included in the figure as this business was sold and discontinued in 2007.
Total gross operating income contributed to the Group, including that recorded by the distribution networks, increased 2% year-on-year to EUR 2,836 million.
Asset Management
Santander Asset Management’s global business generated EUR 1,175 million of fees in the first nine months, 17.8% lower than in the same period of 2007. Profit before tax, after deducting operating expenses and fees paid to the networks, was 6.1% lower at EUR 172 million. Total managed assets amounted to EUR 108,000 million.
Business in developed countries was conducted in an environment of strong preference for liquidity and on-balance sheet funds in the face of very volatile markets and a lack of confidence. Of note in this environment was the quality of Santander Asset Management’s portfolios which suffered no problems of solvency or liquidity.
The global strategy continued to focus on developing platforms for transnational investment, improving the product mix and spreads. We also continued to streamline our range of products and gradually use the platform in Luxembourg to unify products which can be distributed from anywhere in the world. The main developments by units and geographic areas are as follows:
In Spain, and within traditional asset management, the Group managed EUR 41,000 million in mutual funds and investment companies, 26% less than at the end of 2007. The Group is still the leader in this sector with a market share of 20% according to Inverco.
The main factors behind the large net outflow of funds in the industry as a whole (-22% since the end of 2007) are the reduced tax attractiveness of funds compared to alternative products, the higher return on time deposits in a context of a strong appetite for liquidity and savers’ search for security in a complex market.
In Santander Asset Management’s case, another factor was the strengthening of investment-savings insurance by the Group’s networks. In this context, we maintained our hallmark management soundness, launching new products for the most conservative range — the ones most demanded by customers and networks.
Of note was the new range of “Fondepósitos” (more than EUR 3,000 million captured in the first nine months), which was much commented on in the financial press.
Growth in pension plans in Spain was lower at both Group and industry level following tax changes made in 2007 to contributions to individual plans. At the end of September, Santander Asset Management managed EUR 10,000 million, 85% of which were individual plans.
In Portugal, we continued the policy in mutual and pension funds of developing the range of higher value-added products, which enabled us to further increase the average commission in a context of greater competition for deposits. Managed assets amounted to EUR 5,300 million.
Of note in the UK was the £1,500 million institutional mandate we obtained which is expected to be incorporated to business at the end of the year. The fund management entity still benefited from the business push of Abbey’s networks which continued to grow strongly in structured products, mainly in the low risk segment. Managed assets amounted to EUR 8,500 million.
Latin America’s mutual funds declined 5% year-on-year, excluding the exchange-rate impact, to EUR 33,000 million. Brazil had EUR 17,000 million under management before Banco Real’s incorporation, while Mexico’s funds grew 10% excluding the exchange-rate impact.
ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT

	Gross operating		Net operating		Profit
	income		income		before taxes
Million euros	9M’ 08	Var. (%)	9M’ 08	Var. (%)	9M’ 08	Var. (%)

Mutual funds	271	(4.1)	153	(12.5)	154	(11.5)
Pension funds	26	55.8	18	92.2	18	94.0
Insurance	344	(4.3)	249	(9.6)	244	(3.9)

Total Asset Management and Insurance	641	(2.7)	420	(8.6)	416	(4.9)

44	January — September 2008

INFORMATION BY SECONDARY SEGMENTS
Santander Asset Management, meanwhile, kept up its strong presence in alternative management products, where the Group manages close to EUR 11,000 million. Of note were:
•
In funds of hedge funds, Optimal maintained its solid position in international business, both in terms of the volume managed (EUR 6,000 million) as well as the return, all of this in a difficult environment.

•
In real estate funds, where we are the leader in Spain with a market share of 49% according to Inverco, the focus remained on increasing the range of products and investment markets (basically European ones), as well as boosting the management capacity of real estate investment companies for private banking customers in Spain.

•	In venture capital funds, Santander Private Equity manages more than EUR 300 million.
Insurance
The global business of Santander Insurance generated in the first nine months total revenues (fees and insurance activity) of EUR 1,661 million (+22.2% year-on-year), 7.4% of the operating areas’ total gross operating income.
The total contribution to the Group’s results (profit before tax of the insurance companies and brokers) was EUR 244 million, while fees received by networks amounted to EUR 1,579 million (+22.7% year-on-year).
Premium income was EUR 7,500 million, 30% more than in the first nine months of 2007. Savings-life products accounted for the largest share of the total (73%) compared to 14% for life-risk and 13% for non-life. Of the total premium income distributed, 84% was subscribed by the Group’s companies.
In 2008 Santander Insurance made further progress in its global business model with new developments in products and distribution channels. Of note was the launch of the “affinities” channel, which leverages relations with the Group’s corporate clients to distribute insurance products to clients. So far there are eight distribution agreements. This complements the strength of our main distribution channel (branches) for all types of insurance and the potential of the direct channels.
Continental Europe (62% of the total contribution) did well in all its units.
Spain’s contribution rose 21% year-on-year to EUR 470 million, largely due to the very strong marketing in the Santander Branch Network of savings-insurance.
Of note in Portugal was the growth in insurance linked to loans and the contribution of new savings products. Their total contribution was 55% higher year-on-year at EUR 119 million.
Santander Consumer Finance kept up a strong pace of growth, particularly in Germany and Italy. Its contribution increased 37% to EUR 391 million.
The United Kingdom total contribution was EUR 136 million, 23% lower year-on-year in sterling. This was due to the loss of business from the intermediary channel (sold in September 2007), the lower volume of payment protection insurance products (PPI) because of the changes in the local regulatory environment and the reduced volume of new mortgages (first buyers and movers).
Latin America generated EUR 461 million (+31% year-on-year without the exchange-rate impact) and 29% of the total business contribution. The greater marketing via banking networks and other channels such as telemarketing, together with the development of simple and transparent products, increased the total contribution of the main countries by high double digit growth rates. Of note were Brazil (almost 50% of the region’s contribution) and Mexico (+73% in local currency, backed by its new business plan).

January — September 2008	45

CORPORATE GOVERNANCE
CORPORATE GOVERNANCE
In the second half of July, Banco Santander was ranked first among commercial and savings banks, with a score of 8.23, in the Ranking of Transparent Information in Annual Reports and Economic and Financial Documentation published by El Nuevo Lunes.
On August 11, after obtaining authorisation from the Economy and Finance Ministry, the Bank’s new corporate Bylaws, approved at the AGM on June 21, were inscribed in the Mercantile Registry of Cantabria.
On August 20, within the framework of the acquisition of Alliance & Leicester plc (A&L), an extraordinary Shareholders’ Meeting was convened to agree, under the first item on the agenda, a non-monetary capital increase of EUR 71,688,495 with the issue and release of 143,376,990 new ordinary shares of the Bank. Under the second item, the delivery of 100 shares to every employee of A&L was proposed once the transaction was completed.
The Meeting on September 22 approved all the proposals by an average of 97.334% in favour.
The quorum at the Meeting was 51.632% of the Bank’s share capital, with a total of 128,037 shareholders present or represented and holding 3,229,190,396 shares. Board members at the Meeting held 6,593,431 shares and represented 1,885,175,686 shares (30.248% of the capital).
On October 10 140,950,944 new shares were issued via the capital increase (2.2% of the Bank’s current share capital) and over 500,000 shareholders from A&L who received one Santander share for every three A&L shares, were incorporated to the Group with the same political and economic rights as the shares in circulation.
The new shares were admitted for trading on the Madrid, Barcelona, Bilbao and Valencia stock markets via the Interconnection System (Continuous Market) on October 13 and began to trade the following day.

46	January — September 2008

OTHER SIGNIFICANT FACTS
OTHER SIGNIFICANT FACTS
•	ABN AMRO separation process:
The separation process of ABN Amro businesses went according to schedule:
•	In July the DNB approved the individual separation plan of Banco Real and the activities in Brazil. Later, Brazil’s central bank approved, and Santander made effective, the purchase.

•	The separation process of the shared assets (including Saudi Hollandi and Private Equity) is in the last phase.
•	Recommended acquisition of Alliance & Leicester:
Banco Santander, S.A. and Alliance & Leicester (A&L) reached agreement on July 14 on the terms of a recommended acquisition of the entire issued and to be issued share capital of A&L.
Under the terms of the Acquisition, all the necessary requirements have been met: the acquisition was approved by A&L shareholders at a Shareholders’ Meeting on September 16, 2008 and by the shareholders of Banco Santander, S.A. (in relation to the capital increase) on September 22, 2008. The European Commission approved the acquisition in accordance with the regulations on control of concentrations and the UK High Court approved the scheme of arrangement. The operation was also authorised by UK and Spanish regulators.
The operation was conducted within the initially envisaged timetable; the acquisition was made effective on October 10, 2008.
•	Abbey’s acquisition of the distribution channels and retail deposits of Bradford and Bingley (B&B):
Following the announcement on September 29, 2008 that B&B was passing into public ownership, Abbey announced the acquisition of £20,000 million of retail deposits belonging to 2.7 million customers, as well as direct distribution channels, including 197 branches, 141 agencies (distribution points in premises of third parties) and the corresponding employees.
The price was £612 million, including the transfer of £208 million of capital corresponding to offshore companies.
The operation meets the Group’s financial criteria. It is expected to have a positive impact on earnings per share in 2009 and a ROI of 20% in 2011, in both cases including synergies and before restructuring costs.
The operation also speeds up Santander’s strategy in the UK:
•	Combined with the acquisition of A&L, it enables us to attain critical mass in the UK, increasing our estimated market share of personal financial services from 6% to around 10%.

•	It accelerates the plan to open more branches with a good geographic distribution.

•	It provides considerable potential for gains in efficiency through leverage in Partenón in order to obtain synergies and improve sales productivity.

•	It does not involve an increase in credit risk, as all B&B’s customer loans and treasury assets, including £41,000 million of mortgages, remain in the hands of the state.

•	Lastly, the operation strengthens the balance sheet by improving the financing position, as it significantly increases the customer deposit base and balances A&L’s deposit to lending ratio.
•	Acquisition of Sovereign:
Banco Santander, S.A. and Sovereign Bancorp Inc, the parent company of Sovereign Bank, announced on October 13, 2008 that Banco Santander would acquire Sovereign in a stock-for-stock transaction. Santander currently owns 24.35% of Sovereign’s ordinary outstanding shares. The Capital and Finance Committee composed of independent directors of Sovereign requested that Santander consider acquiring the 75.65% of the company it did not currently own. The Capital and Finance Committee evaluated the transaction and recommended the transaction to the full Board.
Under the terms of the definitive transaction agreement, which was approved by the Executive Committee of Santander and unanimously approved by the non-Santander directors of Sovereign, Sovereign shareholders will receive 0.2924 Banco Santander American Depository Shares (ADSs) for every 1 share of Sovereign common stock they own (or 1 Banco Santander ADS for 3.42 Sovereign shares). The transaction has an aggregate value of approximately $1,900 million (EUR 1,400 million), or $3.81 per share, in accordance with the price of the ADSs of Santander on October 10, 2008.
The transaction meets Santander’s criteria for acquisitions, both strategically, by significantly enhancing the geographical diversification of the Group, and financially, with a projected net profit for Sovereign of $750 million in 2011.
The transaction is subject to customary closing conditions, including necessary bank regulatory approvals in the US and Spain and approval by both companies’ shareholders. Relational Investors, LLC has agreed to vote its 8.9% of Sovereign shares in favour of the transaction. In addition, all of the non-Santander directors have agreed to vote their shares in favour of the transaction. Banco Santander will call an Extraordinary General Meeting of the Bank’s shareholders to approve a capital increase and issuance of approximately 147 million new shares, or approximately 2% of Banco Santander’s capital. The transaction is expected to close in the first quarter of 2009.
•	Other acquisition of assets:
On July 1, the acquisition (announced in the first quarter) to acquire the consumer finance business of Royal Bank of Scotland in Continental Europe, including its activities in Germany, the Netherlands, Belgium and Austria, for a total amount of EUR 336 million, was closed. This business was consolidated into the Group’s accounts at the end of the third quarter.

January — September 2008	47

OTHER SIGNIFICANT FACTS
•	Sale and simultaneous leasing of Grupo Santander City:
On September 12, 2008 the sale of Grupo Santander City was closed and at the same time a 40-year leasing agreement made. The cost of the operation was EUR 1,900 million, in line with the initially envisaged figures, and capital gains net of taxes amounted to EUR 586 million. These capital gains did not feed through to the third quarter’s profit, and therefore they did not impact the final profit.
This transaction completed Banco Santander’s process of selling its own buildings in Spain which began in 2007 under the framework of the acquisition of ABN AMRO. The sale of these buildings amounted to EUR 4,434 million, with capital gains of around EUR 1,662 million.
•	Dividends:
•	The first interim dividend of EUR 0.135234 per share charged to 2008’s profits was paid on August 1, 10% more than the same dividend in 2007.

•	The second interim dividend of EUR 0.135234 (+10%) charged to 2008’s earnings will be as of November 1.

48	January — September 2008

CORPORATE SOCIAL RESPONSIBILITY
CORPORATE SOCIAL RESPONSIBILITY
Grupo Santander continued to develop during the third quarter new corporate social responsibility initiatives. The main ones are set out below.
Santander Universities
Santander Universities began its activity in China with agreements signed with three leading universities: Tsinghua, the country’s first in all international rankings and one of the most renowned in the world, Shanghai Jiao Tong and Beijing Institute of Technology (BIT).
These agreements foster international travel programmes, facilitate the teaching of Spanish and provide practical training in the Bank for Chinese university students.
In Brazil, we presented the second edition of the Portugal-Brazil Scholarship Programme. At the ceremony 175 students were given the accreditation enabling them to study in Portuguese universities.
In Colombia, the first edition of the Santander Entrepreneurial, Science and Innovation Prize was called. It is endowed with 200 million pesos and the main objective is to encourage cooperation between the academic and corporate worlds.
Universia
Universia had more than 6 million users in the first half of 2008, and it increased the number of its partner universities with 14 new institutions including the five main universities of Paraguay and the University of Andorra.
The Fernando Alonso Universia Scholarship Programme provided 400 scholarships, 300 of them for travel abroad, worth EUR 3,000 each, and 100 for work experience at Banco Santander.
The scholarships for work experience aim to help university graduates enter the labour market, while the travel ones foment cultural exchanges and broaden the training of students who wish to conduct part of their studies outside of Spain.
More than 3,000 requests were made which met the requirements of each category. Of them, the first 100 work experience scholarships were delivered on September 22 in Madrid and the 300 travel ones were due to be handed out at the end of October.
The 5th Meeting of Rectors of Universia was held in Chile when 100 travel scholarships were delivered to students with excellent grades so that they can spend time at one of the 600 universities with which Santander Universities has agreements.
Humanitarian actions and volunteers
Abbey was the host for the third training course in Corporate Social Responsibility (CSR) which was attended by 25 representatives from Latin America and Europe. This course, which forms part of the global executive development programme, aims to guarantee that future executives understand the importance of CSR actions within the Bank’s activity.
Santander continues to develop CSR activities with its employees:
•
In Colombia, 55 scholarships were granted to very poor children in Cali, thanks to employees’ monthly contributions. These scholarships cover the full cost of enrolment and monthly expenses so that the children can continue to study for another year.

•
In Mexico, the Bank donated EUR 136,000 to build an education centre for the treatment of patients with cancer. The 6,500 square meter ABC Cancer Centre will provide all the treatment needed and has the latest technologies and cooperation from leading specialists.

The environment
Banco Santander participated in creating SolarCap Partners, which is investing close to EUR 500 million in alternative energy in Spain, Italy and Greece.
Awards and Recognitions
The magazine Euromoney named Santander the World’s Best Bank. The magazine recognised Santander as the Best Bank in Latin America, the Best Bank in the UK (Abbey), Spain (Banesto), Portugal, Chile and Argentina, as well as the Best Bank in Project Finance in Latin America. It cited Santander as “very probable the world’s best managed bank.” This was a tribute to its 132,000 employees.
The Spanish magazine Actualidad Económica named Santander as the best company to work for in Spain. Its ranking was drawn up after examining the policies of 142 companies in the areas of talent management, remuneration, training, working atmosphere and corporate social responsibility. Santander was first in almost all these categories.

January — September 2008	49

Santander

Santander Totta

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Santander

www.santander.com

Item 3
Key consolidated data

			Variation
	9M’ 08	9M’ 07	Amount	%	2007
Balance sheet (million euros)
Total assets	953,035	886,668	66,366	7.5	912,915
Customer loans	570,703	551,215	19,488	3.5	565,477
Customer funds under management	781,803	806,487	(24,684)	(3.1)	784,995
Shareholders’ equity	57,579	45,013	12,566	27.9	51,945
Total managed funds	1,079,723	1,066,055	13,668	1.3	1,063,892

Income statement (million euros)
Net interest income (w/o dividends)	12,528	11,016	1,512	13.7	14,882
Commercial revenue	20,216	17,893	2,324	13.0	24,096
Gross operating income	22,534	19,946	2,588	13.0	27,095
Net operating income	13,147	10,900	2,247	20.6	14,842
Net profit from ordinary activity	7,316	6,302	1,013	16.1	8,518
Attributable profit to the Group (1)	6,935	5,990	946	15.8	8,111

EPS, profitability and efficiency (%)
EPS (euro) (1) (2)	1.0399	0.9600			1.2789
Diluted EPS (euro) (1) (2)	1.0351	0.9556			1.2657
ROE (1)	18.12	20.14			19.61
ROA (1)	1.08	0.98			0.98
RORWA (1)	1.94	1.76			1.76
Efficiency ratio	40.69	44.21			44.22

Capital (BIS II in 9M’08) and NPL ratios (%)
BIS ratio	11.42	12.79			12.66
Tier I	7.89	7.78			7.71
Core capital	6.31	6.24			6.25
NPL ratio	1.63	0.89			0.95
NPL coverage	104.27	158.12			150.55

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	10.50	13.63			14.79
Market capitalisation (million euros)	65,670	85,246			92,501
Book value (euro) (2)	8.05	7.38			7.87
Price / Book value (X) (2)	1.30	1.85			1.88
P/E ratio (X) (1)	7.57	10.65			11.56	*

Other data
Number of shareholders	2,251,033	2,332,429			2,278,321
Number of employees	133,178	132,188			131,819
Continental Europe	49,143	47,603			47,838
United Kingdom	17,947	16,855			16,827
Latin America	64,358	66,116			65,628
Financial management and equity stakes	1,730	1,614			1,526
Number of branches	11,685	11,217			11,178
Continental Europe	6,000	5,939			5,976
United Kingdom	1,047	705			704
Latin America	4,638	4,573			4,498

Information over profit with extraordinary capital gains and allowances
Attributable profit to the Group	6,935	6,572	363	5.5	9,060
EPS (euro) (2)	1.0399	1.0534			1.4287
Diluted EPS (euro) (2)	1.0351	1.0485			1.4139
ROE	18.12	22.10			21.91
ROA	1.08	1.07			1.09
RORWA	1.94	1.91			1.95
(1).- In 9M ‘07 and December 2007 data without extraordinary capital gains and allowances.
(2).- The December 2007 and 9M ‘08 calculations, include in the denominator the number of shares needed to compulsorily convert the “Valores Santander”.
Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October 20, 2008, following a favourable report from the Audit and Compliance Committee on October 15, 2008. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.”

Income statement
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%

Net interest income (w/o dividends)	12,528	11,016	1,512	13.7
Dividends	397	357	40	11.1

Net interest income	12,925	11,373	1,552	13.6

Income from companies accounted for by the equity method	800	248	552	222.2
Net fees	6,229	6,022	208	3.5
Insurance activity	262	250	12	4.9

Commercial revenue	20,216	17,893	2,324	13.0

Gains (losses) on financial transactions	2,318	2,053	265	12.9

Gross operating income	22,534	19,946	2,588	13.0

Income from non-financial services	95	110	(16)	(14.2)
Non-financial expenses	(55)	(56)	1	(2.5)
Other operating income	(124)	(111)	(13)	—
Operating expenses	(9,303)	(8,989)	(314)	3.5
General administrative expenses	(8,384)	(8,033)	(351)	4.4
Personnel	(4,994)	(4,761)	(233)	4.9
Other administrative expenses	(3,390)	(3,272)	(118)	3.6
Depreciation and amortisation	(919)	(956)	37	(3.8)

Net operating income	13,147	10,900	2,247	20.6

Impairment loss on assets	(4,079)	(2,419)	(1,660)	68.6
Loans	(3,992)	(2,387)	(1,605)	67.2
Goodwill	—	—	—	—
Other assets	(86)	(32)	(55)	172.8
Other income	(166)	(375)	210	—

Profit before taxes (w/o capital gains)	8,903	8,105	797	9.8

Tax on profit	(1,587)	(1,803)	216	(12.0)

Net profit from ordinary activity	7,316	6,302	1,013	16.1

Net profit from discontinued operations	4	99	(95)	(95.8)

Net consolidated profit (w/o capital gains)	7,320	6,401	918	14.3

Minority interests	384	412	(27)	(6.6)

Attributable profit to the Group (w/o capital gains)	6,935	5,990	946	15.8

Net extraordinary capital gains and allowances	—	582	(582)	(100.0)

Attributable profit to the Group	6,935	6,572	363	5.5

Pro memoria:
Average total assets	907,179	868,249	38,929	4.5
Average shareholders’ equity	51,044	39,651	11,393	28.7

Quarterly
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08

Net interest income (w/o dividends)	3,459	3,671	3,886	3,866	3,966	4,209	4,353
Dividends	48	236	74	56	60	255	82

Net interest income	3,507	3,907	3,960	3,922	4,025	4,464	4,435

Income from companies accounted for by the equity method	60	100	89	193	341	273	186
Net fees	2,034	2,015	1,972	2,019	2,073	2,055	2,101
Insurance activity	79	87	83	70	88	92	81

Commercial revenue	5,681	6,108	6,103	6,203	6,528	6,884	6,805

Gains (losses) on financial transactions	488	709	856	945	819	849	650

Gross operating income	6,168	6,818	6,960	7,149	7,347	7,733	7,454

Income from non-financial services	34	43	33	42	23	36	36
Non-financial expenses	(18)	(22)	(15)	(23)	(16)	(19)	(19)
Other operating income	(34)	(36)	(42)	(7)	(37)	(39)	(48)
Operating expenses	(2,915)	(2,990)	(3,084)	(3,219)	(3,081)	(3,093)	(3,129)
General administrative expenses	(2,609)	(2,675)	(2,749)	(2,907)	(2,774)	(2,786)	(2,825)
Personnel	(1,530)	(1,592)	(1,639)	(1,749)	(1,656)	(1,669)	(1,668)
Other administrative expenses	(1,079)	(1,083)	(1,110)	(1,158)	(1,117)	(1,117)	(1,156)
Depreciation and amortisation	(307)	(315)	(334)	(312)	(308)	(307)	(304)

Net operating income	3,236	3,812	3,852	3,942	4,236	4,618	4,294

Impairment loss on assets	(683)	(838)	(898)	(1,130)	(1,162)	(1,382)	(1,535)
Loans	(670)	(827)	(890)	(1,082)	(1,135)	(1,340)	(1,518)
Goodwill	—	—	—	(14)	—	—	—
Other assets	(13)	(11)	(8)	(33)	(27)	(42)	(17)
Other income	(88)	(134)	(153)	(7)	(208)	(3)	45

Profit before taxes (w/o capital gains)	2,465	2,839	2,801	2,805	2,866	3,233	2,804

Tax on profit	(567)	(655)	(580)	(589)	(531)	(579)	(478)

Net profit from ordinary activity	1,898	2,184	2,220	2,216	2,335	2,654	2,326

Net profit from discontinued operations	30	33	36	13	1	2	2

Net consolidated profit (w/o capital gains)	1,927	2,217	2,257	2,230	2,336	2,656	2,328

Minority interests	125	143	143	109	130	132	123

Attributable profit to the Group (w/o capital gains)	1,802	2,074	2,113	2,121	2,206	2,524	2,205

Net extraordinary capital gains and allowances	—	582	—	368	—	—	—

Attributable profit to the Group	1,802	2,656	2,113	2,488	2,206	2,524	2,205

EPS w/o capital gains (euros)	0.2887	0.3323	0.3390	0.3189	0.3310	0.3790	0.3299

Diluted EPS w/o capital gains (euros)	0.2874	0.3307	0.3375	0.3101	0.3287	0.3777	0.3287

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M’ 08	9M’ 07	30.09.08	31.12.07	30.09.07

US$	1.5200	1.3438	1.4303	1.4721	1.4179
Pound sterling	0.7814	0.6764	0.7903	0.7334	0.6968
Brazilian real	2.5600	2.6868	2.7525	2.5963	2.6068
New Mexican peso	15.9826	14.7138	15.7126	16.0740	15.4828
Chilean peso	732.6705	710.7220	785.5923	733.0322	725.8230
Venezuelan bolivar fuerte	3.2649	2.8853	3.0638	3.1610	3.0447
Argentine peso	4.7380	4.2093	4.4611	4.6684	4.5320

Net fees and insurance business
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%

Commissions for services	3,117	2,719	398	14.6
Credit and debit cards	689	612	76	12.4
Account management	428	431	(3)	(0.7)
Commercial bills	208	165	43	26.0
Guarantees and other contingent liabilities	285	260	25	9.8
Other transactions	1,508	1,251	257	20.5
Mutual & pension funds	1,175	1,430	(254)	(17.8)
Securities services	538	764	(226)	(29.6)
Insurance	1,399	1,109	290	26.2

Net fees	6,229	6,022	208	3.5

Insurance activity	262	250	12	4.9

Net fees and insurance business	6,491	6,271	220	3.5

Operating expenses
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%

Personnel expenses	4,994	4,761	233	4.9
General expenses	3,390	3,272	118	3.6
Information technology	356	374	(18)	(4.8)
Communications	328	316	12	3.9
Advertising	372	418	(45)	(10.9)
Buildings and premises	752	632	120	19.1
Printed and office material	101	105	(5)	(4.5)
Taxes (other than profit tax)	197	198	(2)	(0.8)
Other expenses	1,284	1,229	55	4.5

Personnel and general expenses	8,384	8,033	351	4.4

Depreciation and amortisation	919	956	(37)	(3.8)

Total operating expenses	9,303	8,989	314	3.5

Net loan-loss provisions
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%

Non performing loans	4,526	2,881	1,645	57.1
Country-risk	(64)	(16)	(48)	296.2
Recovery of written-off assets	(469)	(477)	8	(1.6)

Total	3,992	2,387	1,605	67.2

Balance sheet
Million euros

			Variation
	30.09.08	30.09.07	Amount	%	31.12.07
Assets
Cash on hand and deposits at central banks	51,730	19,339	32,391	167.5	31,063
Trading portfolio	122,158	164,040	(41,883)	(25.5)	158,800
Debt securities	47,511	74,949	(27,439)	(36.6)	66,331
Customer loans	3,159	24,409	(21,250)	(87.1)	23,704
Equities	6,800	10,309	(3,509)	(34.0)	9,744
Other (deposits at credit institutions and trading derivatives)	64,688	54,373	10,315	19.0	59,021
Other financial assets at fair value	29,680	42,359	(12,679)	(29.9)	24,829
Customer loans	9,140	7,891	1,249	15.8	8,022
Other (deposits at credit institutions, debt securities and equities)	20,540	34,467	(13,927)	(40.4)	16,808
Available-for-sale financial assets	42,149	40,631	1,518	3.7	44,349
Debt securities	35,450	32,039	3,411	10.6	34,187
Equities	6,699	8,592	(1,893)	(22.0)	10,162
Loans	633,603	565,594	68,009	12.0	579,530
Deposits at credit institutions	59,200	31,833	27,367	86.0	31,760
Customer loans	558,404	518,915	39,489	7.6	533,751
Other	15,999	14,847	1,152	7.8	14,019
Investments	15,319	4,892	10,427	213.2	15,689
Intangible assets and property and equipment	11,989	13,318	(1,329)	(10.0)	11,661
Goodwill	13,337	14,262	(926)	(6.5)	13,831
Other	33,072	22,234	10,838	48.7	33,162

Total assets	953,035	886,668	66,366	7.5	912,915

Liabilities and shareholders’ equity
Trading portfolio	95,649	117,746	(22,097)	(18.8)	122,754
Customer deposits	10,098	25,164	(15,066)	(59.9)	27,992
Marketable debt securities	5,845	18,109	(12,265)	(67.7)	17,091
Other (deposits at credit institutions, trading derivatives and other)	79,706	74,473	5,233	7.0	77,671
Other financial liabilities at fair value	30,484	37,131	(6,647)	(17.9)	33,156
Customer deposits	10,316	8,088	2,228	27.6	10,669
Marketable debt securities	7,727	10,802	(3,075)	(28.5)	10,279
Deposits at credit institutions	12,441	18,241	(5,800)	(31.8)	12,208
Financial liabilities at amortized cost	720,477	634,543	85,933	13.5	652,952
Due to central banks and credit institutions	92,464	61,375	31,088	50.7	77,434
Customer deposits	351,880	315,057	36,822	11.7	317,043
Marketable debt securities	223,414	209,052	14,362	6.9	206,265
Subordinated debt	34,575	31,918	2,657	8.3	35,670
Other financial liabilities	18,144	17,141	1,003	5.9	16,540
Insurance liabilities	15,594	13,255	2,339	17.6	13,034
Provisions	16,329	16,706	(377)	(2.3)	16,571
Other liability accounts	17,678	18,404	(726)	(3.9)	16,368
Preferred securities	498	558	(60)	(10.7)	523
Minority interests	2,527	2,332	196	8.4	2,358
Equity adjustments by valuation	(3,779)	980	(4,760)	—	722
Capital stock	3,127	3,127	—	—	3,127
Reserves	48,362	36,852	11,511	31.2	43,828
Attributable profit to the Group	6,935	6,572	363	5.5	9,060
Less: dividends	(846)	(1,538)	692	(45.0)	(1,538)

Total liabilities and shareholders’ equity	953,035	886,668	66,366	7.5	912,915

Balance sheet
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Assets
Cash on hand and deposits at central banks	15,001	20,386	19,339	31,063	20,298	19,594	51,730
Trading portfolio	164,849	182,319	164,040	158,800	136,462	135,993	122,158
Debt securities	73,040	76,490	74,949	66,331	55,213	56,659	47,511
Customer loans	32,668	32,994	24,409	23,704	9,016	6,345	3,159
Equities	11,253	12,481	10,309	9,744	8,223	8,656	6,800
Other (deposits at credit institutions and trading derivatives)	47,887	60,354	54,373	59,021	64,010	64,333	64,688
Other financial assets at fair value	15,625	29,327	42,359	24,829	29,360	31,314	29,680
Customer loans	8,002	8,257	7,891	8,022	8,014	8,701	9,140
Other (deposits at credit institutions, debt securities and equities)	7,623	21,070	34,467	16,808	21,346	22,614	20,540
Available-for-sale financial assets	34,071	40,504	40,631	44,349	37,350	38,726	42,149
Debt securities	25,842	32,258	32,039	34,187	29,380	31,557	35,450
Equities	8,228	8,246	8,592	10,162	7,970	7,169	6,699
Loans	561,544	558,916	565,594	579,530	579,252	624,224	633,603
Deposits at credit institutions	58,057	32,368	31,833	31,760	33,552	56,755	59,200
Customer loans	490,141	511,434	518,915	533,751	527,915	548,056	558,404
Other	13,346	15,113	14,847	14,019	17,785	19,413	15,999
Investments	4,912	4,949	4,892	15,689	15,456	17,211	15,319
Intangible assets and property and equipment	12,687	13,048	13,318	11,661	11,300	11,246	11,989
Goodwill	14,373	14,489	14,262	13,831	13,130	13,138	13,337
Other	21,178	21,664	22,234	33,162	34,916	26,885	33,072

Total assets	844,240	885,603	886,668	912,915	877,524	918,332	953,035

Liabilities and shareholders’ equity
Trading portfolio	126,017	126,002	117,746	122,754	104,899	111,133	95,649
Customer deposits	14,306	15,347	25,164	27,992	17,257	13,213	10,098
Marketable debt securities	22,478	19,243	18,109	17,091	17,659	10,212	5,845
Other (deposits at credit institutions, trading derivatives and other)	89,233	91,412	74,473	77,671	69,983	87,708	79,706
Other financial liabilities at fair value	12,513	39,206	37,131	33,156	43,591	36,041	30,484
Customer deposits	250	9,825	8,088	10,669	10,158	10,266	10,316
Marketable debt securities	12,263	11,103	10,802	10,279	8,144	8,157	7,727
Deposits at credit institutions	—	18,279	18,241	12,208	25,288	17,617	12,441
Financial liabilities at amortized cost	614,256	622,764	634,543	652,952	629,238	668,620	720,477
Due to central banks and credit institutions	61,073	52,185	61,375	77,434	58,969	71,749	92,464
Customer deposits	312,555	308,806	315,057	317,043	304,738	318,780	351,880
Marketable debt securities	187,699	208,803	209,052	206,265	209,014	220,887	223,414
Subordinated debt	33,355	31,828	31,918	35,670	34,929	33,965	34,575
Other financial liabilities	19,574	21,142	17,141	16,540	21,588	23,238	18,144
Insurance liabilities	12,030	12,902	13,255	13,034	13,854	14,959	15,594
Provisions	17,597	17,208	16,706	16,571	16,116	15,668	16,329
Other liability accounts	14,651	18,710	18,404	16,368	15,356	15,676	17,678
Preferred securities	670	664	558	523	490	483	498
Minority interests	2,055	2,304	2,332	2,358	2,313	2,335	2,527
Equity adjustments by valuation	2,384	1,886	980	722	(1,955)	(2,126)	(3,779)
Capital stock	3,127	3,127	3,127	3,127	3,127	3,127	3,127
Reserves	40,393	37,139	36,852	43,828	52,359	48,532	48,362
Attributable profit to the Group	1,802	4,458	6,572	9,060	2,206	4,730	6,935
Less: dividends	(3,256)	(769)	(1,538)	(1,538)	(4,070)	(846)	(846)

Total liabilities and shareholders’ equity	844,240	885,603	886,668	912,915	877,524	918,332	953,035

Customer loans
Million euros

			Variation
	30.09.08	30.09.07	Amount	%	31.12.07

Public sector	6,073	5,213	860	16.5	5,633
Other residents	229,545	218,672	10,874	5.0	227,512
Commercial bills	14,733	17,114	(2,381)	(13.9)	18,248
Secured loans	124,274	120,750	3,524	2.9	123,371
Other loans	90,538	80,807	9,731	12.0	85,893
Non-resident sector	345,294	335,892	9,403	2.8	341,027
Secured loans	204,898	201,795	3,102	1.5	199,316
Other loans	140,397	134,097	6,300	4.7	141,711

Gross customer loans	580,913	559,776	21,137	3.8	574,172

Loan-loss allowances	10,211	8,561	1,649	19.3	8,695

Net customer loans	570,703	551,215	19,488	3.5	565,477

Pro memoria: Doubtful loans	10,373	5,669	4,703	83.0	6,070
Public sector	1	2	(1)	(66.7)	1
Other residents	4,636	1,512	3,123	206.6	1,812
Non-resident sector	5,737	4,156	1,581	38.0	4,257

Customer loans
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08

Public sector	5,604	5,640	5,213	5,633	5,460	6,574	6,073
Other residents	204,943	213,526	218,672	227,512	229,778	233,521	229,545
Commercial bills	16,173	17,423	17,114	18,248	16,430	15,954	14,733
Secured loans	114,888	118,639	120,750	123,371	124,441	125,889	124,274
Other loans	73,882	77,464	80,807	85,893	88,906	91,678	90,538
Non-resident sector	328,561	342,129	335,892	341,027	318,629	332,529	345,294
Secured loans	192,452	198,927	201,795	199,316	190,531	199,623	204,898
Other loans	136,109	143,201	134,097	141,711	128,099	132,906	140,397

Gross customer loans	539,108	561,295	559,776	574,172	553,867	572,624	580,913

Loan-loss allowances	8,297	8,610	8,561	8,695	8,922	9,522	10,211

Net customer loans	530,811	552,686	551,215	565,477	544,945	563,101	570,703

Pro memoria: Doubtful loans	4,910	5,320	5,669	6,070	7,041	8,455	10,373
Public sector	1	1	2	1	1	1	1
Other residents	1,264	1,374	1,512	1,812	2,461	3,439	4,636
Non-resident sector	3,646	3,945	4,156	4,257	4,580	5,015	5,737

Credit risk management (*)
Million euros

			Variation
	30.09.08	30.09.07	Amount		%	31.12.07

Non-performing loans	10,584	5,738	4,846		84.4	6,179
NPL ratio (%)	1.63	0.89	0.74	p.		0.95
Loan-loss allowances	11,035	9,073	1,962		21.6	9,302
Specific	4,739	3,128	1,611		51.5	3,275
General-purpose	6,296	5,945	351		5.9	6,027
NPL coverage (%)	104.27	158.12	(53.85	)p.		150.55
Credit cost (%) **	0.79	0.43	0.36	p.		0.50

Ordinary non-performing and doubtful loans ***	7,863	4,059	3,804		93.7	4,335
NPL ratio (%) ***	1.22	0.63	0.59	p.		0.67
NPL coverage (%) ***	140.34	223.53	(83.19	)p.		214.58

(*).-	Excluding country-risk.

(**).-	Net specific allowance / computable assets.

(***).-	Excluding mortgage guarantees.

Note:	NPL ratio: Non-performing loans / computable assets.

Credit risk management (*)

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08

Non-performing loans	4,936	5,354	5,738	6,179	7,148	8,604	10,584
NPL ratio (%)	0.82	0.83	0.89	0.95	1.16	1.34	1.63
Loan-loss allowances	8,722	9,056	9,073	9,302	9,531	10,212	11,035
Specific	2,944	3,136	3,128	3,275	3,454	3,921	4,739
General-purpose	5,778	5,920	5,945	6,027	6,077	6,292	6,296
NPL coverage (%)	176.70	169.16	158.12	150.55	133.33	118.70	104.27
Credit cost (%) **	0.34	0.37	0.43	0.50	0.58	0.66	0.79

(*).-	Excluding country-risk.

(**).-	Net specific allowance / computable assets.
Non-performing loans by quarter
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08

Balance at beginning of period	4,608	4,936	5,354	5,738	6,179	7,148	8,604
+ Net additions	1,058	1,047	1,256	1,531	1,854	2,451	3,097
- Write-offs	(729)	(629)	(872)	(1,090)	(884)	(996)	(1,117)

Balance at period-end	4,936	5,354	5,738	6,179	7,148	8,604	10,584

Customer funds under management
Million euros

			Variation
	30.09.08	30.09.07	Amount	%	31.12.07

Public sector	15,016	14,257	759	5.3	15,239
Other residents	110,156	101,914	8,242	8.1	103,772
Demand deposits	51,016	55,900	(4,884)	(8.7)	53,779
Time deposits	43,355	28,497	14,857	52.1	31,007
REPOs	15,785	17,517	(1,732)	(9.9)	18,986
Non-resident sector	247,122	232,138	14,985	6.5	236,693
Demand deposits	128,482	121,131	7,351	6.1	117,699
Time deposits	96,832	76,410	20,422	26.7	78,287
REPOs	19,098	32,160	(13,062)	(40.6)	37,538
Public Sector	2,710	2,437	274	11.2	3,168

Customer deposits	372,294	348,309	23,985	6.9	355,704

Debt securities	236,986	237,963	(978)	(0.4)	233,634
Subordinated debt	34,575	31,918	2,657	8.3	35,670

On-balance-sheet customer funds	643,855	618,190	25,664	4.2	625,009

Mutual funds	97,256	128,190	(30,935)	(24.1)	119,211
Pension funds	11,172	30,707	(19,535)	(63.6) *	11,952
Managed portfolios	18,260	20,489	(2,229)	(10.9)	19,814
Savings-insurance policies	11,260	8,910	2,350	26.4	9,009

Other customer funds under management	137,948	188,297	(50,349)	(26.7)	159,986

Customer funds under management	781,803	806,487	(24,684)	(3.1)*	784,995

(*).-	Without impact of the sale of pension funds management institutions in Latin America, pension funds: -3.4%; customer funds under management: -0.7%.
Mutual funds
Million euros

			Variation
	30.09.08	30.09.07	Amount	%	31.12.07

Spain	51,984	75,125	(23,141)	(30.8)	67,246
Portugal	3,943	6,039	(2,096)	(34.7)	5,698
United Kingdom	8,541	10,923	(2,382)	(21.8)	10,225
Latin America	32,787	36,103	(3,315)	(9.2)	36,041

Total	97,256	128,190	(30,935)	(24.1)	119,211

Pension funds
Million euros

			Variation
	30.09.08	30.09.07	Amount	%	31.12.07

Spain	9,819	10,116	(297)	(2.9)	10,464
Portugal	1,354	1,450	(96)	(6.6)	1,488
Latin America	—	19,141	(19,141)	(100.0)	—

Total	11,172	30,707	(19,535)	(63.6)	11,952	*

(*).-	Without impact of the sale of pension funds management institutions in Latin America: -3.4%.

Customer funds under management
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08

Public sector	16,012	12,509	14,257	15,239	13,752	11,742	15,016
Other residents	92,958	96,497	101,914	103,772	104,690	109,450	110,156
Demand deposits	52,000	53,284	55,900	53,779	51,179	51,123	51,016
Time deposits	26,013	26,973	28,497	31,007	32,769	40,414	43,355
REPOs	14,945	16,241	17,517	18,986	20,742	17,913	15,785
Non-resident sector	218,140	224,971	232,138	236,693	213,711	221,067	247,122
Demand deposits	118,573	121,699	121,131	117,699	109,672	111,439	128,482
Time deposits	71,171	73,479	76,410	78,287	80,023	83,623	96,832
REPOs	26,377	27,675	32,160	37,538	22,037	22,788	19,098
Public Sector	2,021	2,117	2,437	3,168	1,978	3,217	2,710

Customer deposits	327,111	333,977	348,309	355,704	332,153	342,259	372,294

Debt securities	222,441	239,149	237,963	233,634	234,817	239,257	236,986
Subordinated debt	33,355	31,828	31,918	35,670	34,929	33,965	34,575

On-balance-sheet customer funds	582,907	604,954	618,190	625,009	601,899	615,481	643,855

Mutual funds	131,147	133,774	128,190	119,211	108,881	104,210	97,256
Pension funds	29,996	31,629	30,707	11,952	11,537	11,324	11,172
Managed portfolios	19,245	20,809	20,489	19,814	17,381	17,062	18,260
Savings-insurance policies	7,383	8,520	8,910	9,009	9,821	10,484	11,260

Other customer funds under management	187,772	194,731	188,297	159,986	147,619	143,080	137,948

Customer funds under management	770,679	799,685	806,487	784,995	749,518	758,562	781,803

Mutual funds
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08

Spain	78,854	78,934	75,125	67,246	60,110	55,254	51,984
Portugal	6,160	6,333	6,039	5,698	5,175	4,623	3,943
United Kingdom	13,640	12,980	10,923	10,225	8,542	8,741	8,541
Latin America	32,494	35,526	36,103	36,041	35,054	35,592	32,787

Total	131,147	133,774	128,190	119,211	108,881	104,210	97,256

Pension funds
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08

Spain	9,980	10,118	10,116	10,464	10,107	9,915	9,819
Portugal	1,453	1,472	1,450	1,488	1,430	1,409	1,354
Latin America	18,564	20,039	19,141	—	—	—	—

Total	29,996	31,629	30,707	11,952	11,537	11,324	11,172

Shareholders’ equity and minority interests
Million euros

			Variation
	30.09.08	30.09.07	Amount	%	31.12.07

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	28,069	16,689	11,380	68.2	23,458
Treasury stock	(77)	(207)	130	(63.0)	(0)

On-balance-sheet shareholders’ equity	51,490	39,979	11,511	28.8	46,955

Attributable profit	6,935	6,572	363	5.5	9,060
Interim dividend distributed	(846)	(769)	(77)	10.0	(1,538)

Shareholders’ equity at period-end	57,579	45,782	11,797	25.8	54,478

Interim dividend not distributed	—	(769)	769	(100.0)	(2,532)

Shareholders’ equity	57,579	45,013	12,566	27.9	51,945

Valuation adjustments	(3,779)	980	(4,760)	—	722
Minority interests	2,527	2,332	196	8.4	2,358
Preferred securities	498	558	(60)	(10.7)	523
Preferred securities in subordinated debt	7,151	7,320	(169)	(2.3)	7,261

Shareholders’ equity and minority interests	63,976	56,203	7,773	13.8	62,810

Computable capital and BIS II ratio
Million euros

30.09.08

Core capital	29,836
Basic capital	37,300
Supplementary capital	22,639
Deductions*	(5,957)

Computable capital	53,981

Risk-weighted assets	472,895

BIS II ratio	11.42

Tier I (before deductions)	7.89

Core capital	6.31

Shareholders’ equity surplus (BIS II ratio)	16,150

(*).-
Mainly corresponding to the stake in RFS Holdings, recorded by the equity method. This company holds the businesses acquired from ABN AMRO until their definitive separation and subsequent incorporation into the Group by global integration.

Statement of changes in consolidated shareholders’ equity
Million euros

	9M’ 08	9M’ 07

Available-for-sale financial assets	(2,840)	(1,135)
Other financial liabilities at fair value	—	—
Cash flow hedges	(92)	(101)
Hedges of net investments in businesses abroad	257	322
Exchange differences	(1,826)	(976)
Long-term assets for sale	—	—

Net revenues recorded in shareholders’ equity	(4,501)	(1,890)

Net consolidated profit (published)	7,320	6,984
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—

Net consolidated profit	7,320	6,984

Parent Bank	2,434	4,682
Minority interests*	384	412

Total revenues and expenses	2,818	5,093

(*).-	In additionin the 9M’08 the net loss directly recognised in equity relating to minority interests amounted to loss of EUR 63 million (EUR 152 million loss in the same period of 2007).

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	9M’ 08	9M’ 07	Amount	%	9M’ 08	9M’ 07	Amount	%
Income statement (million euros)
Continental Europe*	6,712	5,955	757	12.7	3,530	3,517	13	0.4

o/w: Four large retail units*	5,917	5,010	906	18.1	3,059	2,806	253	9.0
Santander Branch Network	2,581	2,132	449	21.1	1,503	1,357	145	10.7
Banesto	1,090	959	130	13.6	584	507	78	15.3
Santander Consumer Finance	1,725	1,404	321	22.9	561	552	9	1.6
Portugal*	520	515	5	1.0	411	390	21	5.3

United Kingdom	1,522	1,440	82	5.7	943	906	37	4.1

Latin America	5,344	4,267	1,077	25.2	2,167	2,044	123	6.0

o/w: Brazil	2,227	1,845	382	20.7	749	699	49	7.1
Mexico	1,401	1,136	264	23.3	544	508	37	7.2
Chile	846	663	183	27.7	418	429	(11)	(2.6)

Operating areas*	13,578	11,662	1,916	16.4	6,640	6,467	173	2.7

Financial management and equity stakes*	(431)	(762)	331	(43.5)	295	(477)	772	—

Total Group*	13,147	10,900	2,247	20.6	6,935	5,990	946	15.8

Net extraordinary capital gains and allowances					—	582	(582)	(100.0)

Total Group					6,935	6,572	363	5.5

(*).-	Without extraordinary capital gains and allowances in 9M’ 07.

	Efficiency ratio		ROE*		NPL ratio			NPL coverage
	9M’ 08	9M’ 07	9M’ 08	9M’ 07	30.09.08		30.09.07	30.09.08		30.09.07
Ratios (%)
Continental Europe	36.5	37.9	20.60	22.30	1.89		0.84	109		196

o/w: Santander Branch Network	35.3	39.0	24.01	23.05	1.92	**	0.66	102	**	254
Banesto	39.7	41.7	19.44	18.51	1.18		0.43	146		369
Santander Consumer Finance	27.4	28.9	19.57	34.15	3.87		2.81	87		104
Portugal	43.7	43.2	27.29	27.17	1.65		1.30	82		119

United Kingdom	46.0	50.1	29.91	32.01	0.76		0.58	57		74

Latin America	38.2	41.3	27.49	29.65	2.37		1.77	116		139

o/w: Brazil	37.6	39.1	27.91	29.28	3.21		2.79	101		102
Mexico	32.4	36.0	24.90	27.78	2.06		1.09	134		210
Chile	35.2	39.1	36.68	44.84	2.45		2.08	111		121

Operating areas	38.4	40.9	23.57	25.43	1.62		0.87	103		157

Total Group	40.7	44.2	18.12	20.14	1.63		0.89	104		158

(*).-	Without extraordinary capital gains and allowances in 9M’ 07. Including Group ROE: 22,10%.

(**).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2008 stood at 1.40% (0.46% in September 2007) and NPL coverage was 138% (318% in September 2007).

	Employees		Branches(1)
	30.09.08	30.09.07	30.09.08	30.09.07
Operating means
Continental Europe	49,143	47,603	6,000	5,939

o/w: Santander Branch Network	19,319	19,539	2,924	2,868
Banesto	10,651	10,954	1,927	1,952
Santander Consumer Finance	8,548	6,707	289	283
Portugal	6,608	6,413	768	744

United Kingdom	17,947	16,855	1,047	705

Latin America	64,358	66,116	4,638	4,573

o/w: Brazil	21,086	22,033	2,218	2,096
Mexico	13,769	14,180	1,096	1,059
Chile	12,463	13,210	502	483

Operating areas	131,448	130,574	11,685	11,217

Financial management and equity stakes	1,730	1,614

Total Group	133,178	132,188	11,685	11,217

(1).-	Including traditional branches, banking services points and companies service points.

Operating areas
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	14,301	12,425	1,876	15.1

Income from companies accounted for by the equity method	7	9	(2)	(25.3)
Net fees	6,212	6,000	212	3.5
Insurance activity	262	250	12	4.9

Commercial revenue	20,781	18,683	2,098	11.2

Gains (losses) on financial transactions	1,622	1,428	194	13.6

Gross operating income	22,403	20,112	2,292	11.4

Income from non-financial services (net) and other operating income	(91)	(58)	(33)	56.2
Operating expenses	(8,735)	(8,392)	(343)	4.1
General administrative expenses	(7,889)	(7,634)	(254)	3.3
Personnel	(4,820)	(4,597)	(222)	4.8
Other administrative expenses	(3,069)	(3,037)	(32)	1.1
Depreciation and amortisation	(847)	(758)	(89)	11.7

Net operating income	13,578	11,662	1,916	16.4

Net loan loss provisions	(3,919)	(2,409)	(1,511)	62.7
Other income	(394)	(213)	(180)	84.4

Profit before taxes (w/o capital gains)	9,265	9,039	225	2.5

Tax on profit	(2,242)	(2,272)	30	(1.3)

Net profit from ordinary activity	7,022	6,767	255	3.8

Net profit from discontinued operations	4	99	(95)	(95.8)

Net consolidated profit (w/o capital gains)	7,027	6,866	160	2.3

Minority interests	386	399	(13)	(3.3)

Attributable profit to the Group (w/o capital gains)	6,640	6,467	173	2.7

Net extraordinary capital gains and allowances	—	16	(16)	(100.0)

Attributable profit to the Group	6,640	6,483	157	2.4

			Variation
	30.09.08	30.09.07	Amount		%
Balance sheet
Customer loans*	564,354	549,685	14,669		2.7
Trading portfolio (w/o loans)	111,995	124,891	(12,896)		(10.3)
Available-for-sale financial assets	25,815	21,532	4,282		19.9
Due from credit institutions*	84,745	105,757	(21,012)		(19.9)
Intangible assets and property and equipment	12,051	12,174	(124)		(1.0)
Other assets	84,978	51,150	33,827		66.1

Total assets/liabilities & shareholders’ equity	883,936	865,190	18,746		2.2

Customer deposits*	369,950	345,825	24,125		7.0
Marketable debt securities*	126,052	149,077	(23,026)		(15.4)
Subordinated debt	11,972	12,805	(833)		(6.5)
Insurance liabilities	15,594	13,255	2,339		17.6
Due to credit institutions*	143,233	132,693	10,540		7.9
Other liabilities	177,865	178,269	(404)		(0.2)
Shareholders’ equity	39,271	33,266	6,005		18.1

Other customer funds under management	137,948	188,297	(50,349)		(26.7)

Mutual funds	97,256	128,190	(30,935)		(24.1)
Pension funds	11,172	30,707	(19,535)		(63.6)
Managed portfolios	18,260	20,489	(2,229)		(10.9)
Savings-insurance policies	11,260	8,910	2,350		26.4

Customer funds under management	645,921	696,004	(50,082)		(7.2)

(*). - Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	23.57	25.43	(1.86	) p.
Efficiency ratio	38.36	40.89	(2.53	) p.
NPL ratio	1.62	0.87	0.75	p.
NPL coverage	103.02	156.53	(53.51	) p.
Number of employees (direct & indirect)	131,448	130,574	874		0.67
Number of branches	11,685	11,217	468		4.17

Operating areas
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	3,898	4,152	4,375	4,458	4,541	4,753	5,007

Income from companies accounted for by the equity method	4	2	3	6	3	3	0
Net fees	2,022	1,997	1,981	2,010	2,079	2,046	2,087
Insurance activity	81	86	83	70	88	92	81

Commercial revenue	6,004	6,237	6,442	6,544	6,711	6,894	7,176

Gains (losses) on financial transactions	619	460	349	353	673	498	451

Gross operating income	6,623	6,697	6,791	6,897	7,384	7,392	7,627

Income from non-financial services (net) and other operating income	(13)	(12)	(33)	(2)	(25)	(31)	(34)
Operating expenses	(2,722)	(2,786)	(2,884)	(3,051)	(2,880)	(2,879)	(2,976)
General administrative expenses	(2,482)	(2,540)	(2,613)	(2,799)	(2,619)	(2,593)	(2,677)
Personnel	(1,482)	(1,533)	(1,582)	(1,676)	(1,582)	(1,608)	(1,630)
Other administrative expenses	(1,000)	(1,006)	(1,031)	(1,123)	(1,036)	(986)	(1,047)
Depreciation and amortisation	(240)	(246)	(271)	(251)	(262)	(286)	(299)

Net operating income	3,888	3,899	3,875	3,845	4,479	4,483	4,616

Net loan loss provisions	(679)	(832)	(898)	(1,047)	(1,133)	(1,273)	(1,513)
Other income	49	(120)	(143)	(132)	(153)	(113)	(127)

Profit before taxes (w/o capital gains)	3,258	2,947	2,834	2,666	3,192	3,096	2,976

Tax on profit	(872)	(725)	(675)	(744)	(801)	(794)	(647)

Net profit from ordinary activity	2,387	2,222	2,159	1,922	2,391	2,302	2,329

Net profit from discontinued operations	30	33	36	13	1	2	2

Net consolidated profit (w/o capital gains)	2,416	2,255	2,195	1,935	2,392	2,304	2,331

Minority interests	119	140	141	112	128	134	125

Attributable profit to the Group (w/o capital gains)	2,298	2,115	2,054	1,823	2,264	2,170	2,206

Net extraordinary capital gains and allowances	—	16	—	—	—	—	—

Attributable profit to the Group	2,298	2,131	2,054	1,823	2,264	2,170	2,206

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	530,093	551,669	549,685	563,557	543,431	559,997	564,354
Trading portfolio (w/o loans)	115,943	127,820	124,891	121,474	111,927	119,922	111,995
Available-for-sale financial assets	24,110	23,928	21,532	22,821	22,179	21,569	25,815
Due from credit institutions*	119,633	98,882	105,757	84,160	87,670	101,387	84,745
Intangible assets and property and equipment	11,331	12,090	12,174	11,864	11,421	11,513	12,051
Other assets	45,216	51,066	51,150	60,041	54,687	59,203	84,978

Total assets/liabilities & shareholders’ equity	846,327	865,455	865,190	863,917	831,314	873,591	883,936

Customer deposits*	326,924	333,564	345,825	353,735	331,207	339,318	369,950
Marketable debt securities*	139,710	149,687	149,077	151,438	134,754	131,033	126,052
Subordinated debt	14,052	13,289	12,805	12,796	12,353	12,071	11,972
Insurance liabilities	12,030	12,902	13,255	13,034	13,854	14,959	15,594
Due to credit institutions*	153,839	142,133	132,693	123,777	122,442	142,394	143,233
Other liabilities	165,149	178,920	178,269	177,100	179,745	195,090	177,865
Shareholders’ equity	34,623	34,959	33,266	32,038	36,959	38,726	39,271

Other customer funds under management	187,966	194,731	188,297	159,986	147,619	143,080	137,948

Mutual funds	131,147	133,774	128,190	119,211	108,881	104,210	97,256
Pension funds	29,996	31,629	30,707	11,952	11,537	11,324	11,172
Managed portfolios	19,439	20,809	20,489	19,814	17,381	17,062	18,260
Savings-insurance policies	7,383	8,520	8,910	9,009	9,821	10,484	11,260

Customer funds under management	668,652	691,271	696,004	677,955	625,932	625,502	645,921

(*)	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.80	0.81	0.87	0.94	1.12	1.31	1.62
NPL coverage	164.03	167.04	156.53	149.32	132.66	115.79	103.02
Risk-weighted assets (data as of 30.06.08 and 30.09.08 estimated under BIS II)	422,092	438,298	450,667	456,671	455,191	417,497	436,535

Continental Europe
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	6,929	5,838	1,091	18.7

Income from companies accounted for by the equity method	(1)	6	(7)	—
Net fees	3,142	3,152	(10)	(0.3)
Insurance activity	126	114	12	10.3

Commercial revenue	10,197	9,110	1,086	11.9

Gains (losses) on financial transactions	458	566	(108)	(19.1)

Gross operating income	10,654	9,676	978	10.1

Income from non-financial services (net) and other operating income	12	21	(9)	(43.0)
Operating expenses	(3,955)	(3,742)	(212)	5.7
General administrative expenses	(3,520)	(3,322)	(197)	5.9
Personnel	(2,339)	(2,223)	(116)	5.2
Other administrative expenses	(1,180)	(1,099)	(81)	7.4
Depreciation and amortisation	(435)	(420)	(15)	3.5

Net operating income	6,712	5,955	757	12.7

Net loan loss provisions	(1,756)	(1,017)	(739)	72.6
Other income	(38)	24	(62)	—

Profit before taxes (w/o capital gains)	4,918	4,962	(44)	(0.9)

Tax on profit	(1,308)	(1,363)	56	(4.1)

Net profit from ordinary activity	3,610	3,598	12	0.3

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	3,610	3,598	12	0.3

Minority interests	81	82	(1)	(1.5)

Attributable profit to the Group (w/o capital gains)	3,530	3,517	13	0.4

Net extraordinary capital gains and allowances	—	16	(16)	(100.0)

Attributable profit to the Group	3,530	3,533	(3)	(0.1)

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	316,585	296,587	19,998	6.7
Trading portfolio (w/o loans)	60,247	36,759	23,488	63.9
Available-for-sale financial assets	11,034	9,930	1,105	11.1
Due from credit institutions*	53,149	71,758	(18,609)	(25.9)
Intangible assets and property and equipment	5,457	5,239	218	4.2
Other assets	24,088	18,307	5,781	31.6

Total assets/liabilities & shareholders’ equity	470,561	438,580	31,980	7.3

Customer deposits*	156,034	144,971	11,063	7.6
Marketable debt securities*	58,490	66,384	(7,894)	(11.9)
Subordinated debt	1,709	2,360	(650)	(27.6)
Insurance liabilities	13,350	10,821	2,530	23.4
Due to credit institutions*	79,378	65,563	13,815	21.1
Other liabilities	137,426	127,959	9,467	7.4
Shareholders’ equity	24,172	20,522	3,650	17.8

Other customer funds under management	84,119	109,613	(25,494)	(23.3)

Mutual funds	55,928	81,164	(25,237)	(31.1)
Pension funds	11,172	11,566	(394)	(3.4)
Managed portfolios	5,776	8,440	(2,664)	(31.6)
Savings-insurance policies	11,243	8,442	2,801	33.2

Customer funds under management	300,353	323,328	(22,975)	(7.1)

(*)	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	20.60	22.30	(1.70	) p.
Efficiency ratio	36.47	37.85	(1.38	) p.
NPL ratio	1.89	0.84	1.05	p.
NPL coverage	108.62	196.09	(87.47	) p.
Number of employees (direct & indirect)	49,143	47,603	1,540		3.2
Number of branches	6,000	5,939	61		1.0

Continental Europe
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	1,856	1,973	2,008	2,056	2,164	2,338	2,427

Income from companies accounted for by the equity method	2	2	2	3	1	(0)	(2)
Net fees	1,115	1,048	989	986	1,052	1,041	1,049
Insurance activity	39	36	39	34	39	46	41

Commercial revenue	3,012	3,060	3,038	3,078	3,255	3,425	3,516

Gains (losses) on financial transactions	288	129	148	89	235	77	145

Gross operating income	3,300	3,189	3,187	3,168	3,490	3,502	3,661

Income from non-financial services (net) and other operating income	9	11	1	9	7	4	1
Operating expenses	(1,212)	(1,252)	(1,279)	(1,345)	(1,309)	(1,308)	(1,338)
General administrative expenses	(1,076)	(1,116)	(1,130)	(1,206)	(1,166)	(1,162)	(1,192)
Personnel	(718)	(746)	(759)	(792)	(770)	(780)	(789)
Other administrative expenses	(358)	(370)	(371)	(414)	(396)	(382)	(402)
Depreciation and amortisation	(136)	(136)	(148)	(139)	(143)	(145)	(146)

Net operating income	2,097	1,948	1,909	1,832	2,188	2,199	2,325

Net loan loss provisions	(271)	(375)	(371)	(507)	(484)	(581)	(691)
Other income	46	32	(54)	16	2	6	(46)

Profit before taxes (w/o capital gains)	1,873	1,605	1,484	1,340	1,707	1,624	1,588

Tax on profit	(529)	(440)	(394)	(409)	(457)	(432)	(419)

Net profit from ordinary activity	1,344	1,165	1,089	931	1,250	1,192	1,169

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	1,344	1,165	1,089	931	1,250	1,192	1,169

Minority interests	27	31	24	25	26	28	27

Attributable profit to the Group (w/o capital gains)	1,317	1,135	1,065	906	1,224	1,164	1,142

Net extraordinary capital gains and allowances	—	16	—	—	—	—	—

Attributable profit to the Group	1,317	1,151	1,065	906	1,224	1,164	1,142

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	278,028	290,506	296,587	310,618	311,366	319,677	316,585
Trading portfolio (w/o loans)	32,487	38,590	36,759	44,846	53,698	59,972	60,247
Available-for-sale financial assets	10,449	9,536	9,930	10,149	9,224	8,463	11,034
Due from credit institutions*	73,969	55,393	71,758	53,204	53,501	63,537	53,149
Intangible assets and property and equipment	4,697	5,170	5,239	5,373	5,384	5,438	5,457
Other assets	16,801	17,670	18,307	25,876	20,798	22,751	24,088

Total assets/liabilities & shareholders’ equity	416,430	416,866	438,580	450,067	453,971	479,839	470,561

Customer deposits*	139,144	138,791	144,971	149,167	147,196	151,494	156,034
Marketable debt securities*	52,815	59,210	66,384	70,344	61,087	62,087	58,490
Subordinated debt	2,386	2,351	2,360	2,379	2,358	2,289	1,709
Insurance liabilities	9,761	10,473	10,821	10,907	11,740	12,621	13,350
Due to credit institutions*	77,852	62,181	65,563	66,025	75,529	79,405	79,378
Other liabilities	112,590	122,173	127,959	130,972	133,583	148,101	137,426
Shareholders’ equity	21,882	21,686	20,522	20,273	22,479	23,841	24,172

Other customer funds under management	112,097	113,645	109,613	101,713	92,697	86,893	84,119

Mutual funds	85,014	85,267	81,164	72,944	65,285	59,877	55,928
Pension funds	11,432	11,590	11,566	11,952	11,537	11,324	11,172
Managed portfolios	8,267	8,774	8,440	7,865	6,124	5,284	5,776
Savings-insurance policies	7,383	8,013	8,442	8,951	9,751	10,408	11,243

Customer funds under management	306,442	313,997	323,328	323,602	303,338	302,764	300,353

(*)	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.80	0.79	0.84	0.90	1.13	1.43	1.89
NPL coverage	202.49	210.80	196.09	188.08	158.54	129.23	108.62
Risk-weighted assets (data as of 30.06.08 and 30.09.08 estimated under BIS II)	258,788	273,642	281,606	289,524	290,298	258,447	268,796

Santander Branch Network
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	2,620	2,096	523	25.0

Income from companies accounted for by the equity method	—	—	—	—
Net fees	1,255	1,277	(22)	(1.8)
Insurance activity	—	—	—	—

Commercial revenue	3,875	3,374	501	14.8

Gains (losses) on financial transactions	161	166	(6)	(3.4)

Gross operating income	4,035	3,540	495	14.0

Income from non-financial services (net) and other operating income	2	9	(7)	(80.6)
Operating expenses	(1,456)	(1,417)	(39)	2.7
General administrative expenses	(1,282)	(1,243)	(39)	3.1
Personnel	(947)	(930)	(17)	1.9
Other administrative expenses	(335)	(313)	(21)	6.8
Depreciation and amortisation	(174)	(174)	(0)	0.0

Net operating income	2,581	2,132	449	21.1

Net loan loss provisions	(513)	(237)	(277)	117.0
Other income	(8)	(10)	1	(11.2)

Profit before taxes (w/o capital gains)	2,060	1,886	174	9.2

Tax on profit	(556)	(528)	(28)	5.4

Net profit from ordinary activity	1,503	1,358	145	10.7

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	1,503	1,358	145	10.7

Minority interests	1	1	(0)	(2.6)

Attributable profit to the Group (w/o capital gains)	1,503	1,357	145	10.7

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	1,503	1,357	145	10.7

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	116,653	113,358	3,295	2.9
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	4	3	1	42.0
Due from credit institutions*	243	123	120	97.0
Intangible assets and property and equipment	2,179	2,194	(16)	(0.7)
Other assets	672	803	(130)	(16.2)

Total assets/liabilities & shareholders’ equity	119,750	116,480	3,270	2.8

Customer deposits*	54,640	52,530	2,110	4.0
Marketable debt securities*	—	—	—	—
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	237	239	(1)	(0.6)
Other liabilities	56,620	55,469	1,150	2.1
Shareholders’ equity	8,253	8,242	11	0.1

Other customer funds under management	42,269	55,122	(12,852)	(23.3)

Mutual funds	29,726	45,145	(15,419)	(34.2)
Pension funds	6,333	6,547	(214)	(3.3)
Managed portfolios	—	—	—	—
Savings-insurance policies	6,210	3,430	2,780	81.1

Customer funds under management	96,910	107,652	(10,742)	(10.0)

(*)	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	24.01	23.05	0.96	p.
Efficiency ratio	35.32	38.97	(3.65	) p.
NPL ratio	1.92	0.66	1.26	p.
NPL coverage	101.59	254.09	(152.50	) p.
Number of employees (direct & indirect)	19,319	19,539	(220)		(1.1)
Number of branches	2,924	2,868	56		2.0

Santander Branch Network
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	650	705	742	779	837	874	909

Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	423	443	411	376	437	407	411
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	1,073	1,148	1,153	1,155	1,274	1,280	1,321

Gains (losses) on financial transactions	74	53	39	51	50	68	43

Gross operating income	1,147	1,201	1,192	1,207	1,324	1,348	1,364

Income from non-financial services (net) and other operating income	5	1	3	(6)	2	2	(3)
Operating expenses	(461)	(475)	(481)	(470)	(490)	(487)	(479)
General administrative expenses	(403)	(417)	(423)	(412)	(432)	(429)	(421)
Personnel	(303)	(313)	(314)	(302)	(319)	(319)	(309)
Other administrative expenses	(100)	(104)	(109)	(110)	(113)	(110)	(112)
Depreciation and amortisation	(58)	(58)	(58)	(58)	(58)	(58)	(58)

Net operating income	691	727	714	731	837	863	882

Net loan loss provisions	(52)	(112)	(73)	(106)	(117)	(167)	(230)
Other income	(0)	(4)	(5)	(2)	(1)	0	(8)

Profit before taxes (w/o capital gains)	639	611	636	623	719	696	645

Tax on profit	(179)	(171)	(178)	(175)	(194)	(188)	(174)

Net profit from ordinary activity	460	440	458	449	525	508	471

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	460	440	458	449	525	508	471

Minority interests	0	0	0	0	0	0	0

Attributable profit to the Group (w/o capital gains)	460	440	458	448	525	508	470

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	460	440	458	448	525	508	470

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	108,104	112,245	113,358	116,798	117,708	119,462	116,653
Trading portfolio (w/o loans)	—	—	—	—	—	—	—
Available-for-sale financial assets	3	3	3	9	9	4	4
Due from credit institutions*	93	90	123	136	143	146	243
Intangible assets and property and equipment	2,189	2,191	2,194	2,191	2,179	2,179	2,179
Other assets	507	821	803	646	696	686	672

Total assets/liabilities & shareholders’ equity	110,896	115,351	116,480	119,780	120,734	122,477	119,750

Customer deposits*	50,410	50,644	52,530	50,195	50,263	53,665	54,640
Marketable debt securities*	—	—	—	—	—	—	—
Subordinated debt	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions*	26	205	239	259	234	264	237
Other liabilities	52,810	56,516	55,469	61,028	61,898	60,100	56,620
Shareholders’ equity	7,650	7,986	8,242	8,297	8,340	8,449	8,253

Other customer funds under management	57,134	57,234	55,122	51,288	47,812	44,659	42,269

Mutual funds	48,377	47,813	45,145	40,840	36,201	32,530	29,726
Pension funds	6,448	6,525	6,547	6,802	6,518	6,424	6,333
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	2,308	2,896	3,430	3,646	5,093	5,706	6,210

Customer funds under management	107,544	107,878	107,652	101,483	98,074	98,324	96,910

(*). - Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.56	0.57	0.66	0.65	0.87	1.33	1.92
NPL coverage	298.79	291.13	254.09	248.11	193.13	129.57	101.59
Risk-weighted assets (data as of 30.06.08 and 30.09.08 estimated under BIS II)	95,478	99,718	102,922	103,609	104,095	74,794	76,310

Spread	3.47	3.69	3.94	3.98	3.82	3.87	3.95

Spread loans	1.25	1.26	1.24	1.32	1.38	1.39	1.43
Spread deposits	2.22	2.43	2.70	2.66	2.44	2.48	2.52

Banesto
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,222	1,073	149	13.8

Income from companies accounted for by the equity method	0	1	(1)	(72.6)
Net fees	466	466	0	0.1
Insurance activity	43	40	3	6.3

Commercial revenue	1,731	1,580	151	9.5

Gains (losses) on financial transactions	125	112	14	12.2

Gross operating income	1,856	1,691	164	9.7

Income from non-financial services (net) and other operating income	(10)	(1)	(9)	926.7
Operating expenses	(756)	(731)	(25)	3.4
General administrative expenses	(667)	(644)	(23)	3.6
Personnel	(505)	(490)	(15)	3.0
Other administrative expenses	(162)	(154)	(9)	5.6
Depreciation and amortisation	(89)	(87)	(2)	2.0

Net operating income	1,090	959	130	13.6

Net loan loss provisions	(206)	(169)	(37)	22.0
Other income	7	10	(3)	(31.3)

Profit before taxes (w/o capital gains)	891	801	90	11.2

Tax on profit	(238)	(230)	(8)	3.6

Net profit from ordinary activity	653	571	82	14.3

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	653	571	82	14.3

Minority interests	68	64	4	6.3

Attributable profit to the Group (w/o capital gains)	584	507	78	15.3

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	584	507	78	15.3

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	72,838	71,081	1,757	2.5
Trading portfolio (w/o loans)	3,605	4,871	(1,267)	(26.0)
Available-for-sale financial assets	4,431	5,040	(610)	(12.1)
Due from credit institutions*	25,340	19,079	6,261	32.8
Intangible assets and property and equipment	1,358	1,284	73	5.7
Other assets	8,089	3,452	4,637	134.3

Total assets/liabilities & shareholders’ equity	115,660	104,808	10,852	10.4

Customer deposits*	53,415	48,589	4,826	9.9
Marketable debt securities*	29,984	29,225	759	2.6
Subordinated debt	972	1,445	(474)	(32.8)
Insurance liabilities	—	—	—	—
Due to credit institutions*	17,965	12,619	5,346	42.4
Other liabilities	9,323	9,206	117	1.3
Shareholders’ equity	4,001	3,723	277	7.5

Other customer funds under management	10,340	15,193	(4,853)	(31.9)

Mutual funds	7,468	11,614	(4,146)	(35.7)
Pension funds	1,458	1,608	(150)	(9.3)
Managed portfolios	64	786	(722)	(91.9)
Savings-insurance policies	1,350	1,185	165	13.9

Customer funds under management	94,711	94,453	259	0.3

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	19.44	18.51	0.93	p.
Efficiency ratio	39.74	41.69	(1.95	) p.
NPL ratio	1.18	0.43	0.75	p.
NPL coverage	145.77	369.08	(223.31	) p.
Number of employees (direct & indirect)	10,651	10,954	(303)		(2.8)
Number of branches	1,927	1,952	(25)		(1.3)

Banesto
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	349	355	369	382	398	404	419

Income from companies accounted for by the equity method	0	0	0	0	0	(0)	0
Net fees	154	157	155	160	159	156	151
Insurance activity	12	14	14	12	13	15	15

Commercial revenue	516	526	538	555	571	575	585

Gains (losses) on financial transactions	38	33	41	35	40	40	45

Gross operating income	554	558	579	590	611	615	630

Income from non-financial services (net) and other operating income	(1)	6	(6)	10	(5)	2	(6)
Operating expenses	(241)	(243)	(247)	(247)	(249)	(251)	(256)
General administrative expenses	(213)	(216)	(215)	(218)	(219)	(222)	(226)
Personnel	(161)	(162)	(167)	(169)	(166)	(168)	(171)
Other administrative expenses	(52)	(53)	(48)	(49)	(54)	(53)	(55)
Depreciation and amortisation	(28)	(27)	(32)	(29)	(30)	(30)	(30)

Net operating income	311	322	326	353	357	365	367

Net loan loss provisions	(54)	(60)	(55)	(64)	(62)	(70)	(74)
Other income	4	16	(10)	(6)	(0)	20	(12)

Profit before taxes (w/o capital gains)	262	278	261	283	294	316	281

Tax on profit	(77)	(79)	(74)	(99)	(81)	(83)	(74)

Net profit from ordinary activity	185	199	187	184	213	233	207

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	185	199	187	184	213	233	207

Minority interests	22	25	18	22	22	23	22

Attributable profit to the Group (w/o capital gains)	163	175	169	162	191	209	184

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	163	175	169	162	191	209	184

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	64,337	69,275	71,081	74,034	74,959	76,926	72,838
Trading portfolio (w/o loans)	6,445	6,484	4,871	4,563	4,031	4,296	3,605
Available-for-sale financial assets	6,221	5,346	5,040	5,024	4,543	3,824	4,431
Due from credit institutions*	21,514	16,863	19,079	19,668	21,963	24,641	25,340
Intangible assets and property and equipment	1,106	1,223	1,284	1,342	1,351	1,355	1,358
Other assets	3,034	3,877	3,452	5,440	5,134	6,672	8,089

Total assets/liabilities & shareholders’ equity	102,656	103,069	104,808	110,071	111,980	117,714	115,660

Customer deposits*	43,752	44,892	48,589	51,894	51,156	53,309	53,415
Marketable debt securities*	25,615	28,820	29,225	28,568	31,547	31,867	29,984
Subordinated debt	1,442	1,420	1,445	1,470	1,464	1,462	972
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions*	19,400	13,844	12,619	15,483	15,033	17,118	17,965
Other liabilities	8,735	10,353	9,206	8,953	8,768	9,954	9,323
Shareholders’ equity	3,713	3,740	3,723	3,704	4,012	4,004	4,001

Other customer funds under management	16,227	16,168	15,193	14,103	12,193	11,003	10,340

Mutual funds	12,512	12,505	11,614	10,605	9,312	8,199	7,468
Pension funds	1,614	1,622	1,608	1,626	1,543	1,496	1,458
Managed portfolios	832	786	786	680	166	94	64
Savings-insurance policies	1,269	1,255	1,185	1,191	1,172	1,214	1,350

Customer funds under management	87,036	91,300	94,453	96,034	96,360	97,641	94,711

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.42	0.42	0.43	0.47	0.59	0.80	1.18
NPL coverage	393.19	385.51	369.08	332.92	269.05	201.94	145.77
Risk-weighted assets (data as of 30.06.08 and 30.09.08 estimated under BIS II)	64,887	66,944	69,818	72,052	72,161	61,381	63,420

Spread (Retail Banking)	3.35	3.39	3.48	3.49	3.27	3.43	3.35

Spread loans	1.32	1.28	1.29	1.34	1.37	1.42	1.45
Spread deposits	2.03	2.11	2.19	2.15	1.90	2.01	1.90

Santander Consumer Finance
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,759	1,549	210	13.6

Income from companies accounted for by the equity method	(1)	5	(6)	—
Net fees	547	403	145	35.9
Insurance activity	—	—	—	—

Commercial revenue	2,306	1,957	349	17.8

Gains (losses) on financial transactions	61	10	51	530.7

Gross operating income	2,366	1,966	400	20.3

Income from non-financial services (net) and other operating income	25	21	4	17.4
Operating expenses	(666)	(583)	(82)	14.1
General administrative expenses	(608)	(534)	(74)	13.9
Personnel	(295)	(250)	(45)	18.2
Other administrative expenses	(313)	(284)	(29)	10.1
Depreciation and amortisation	(57)	(49)	(8)	16.3

Net operating income	1,725	1,404	321	22.9

Net loan loss provisions	(919)	(626)	(293)	46.8
Other income	0	12	(11)	(99.0)

Profit before taxes (w/o capital gains)	807	790	17	2.2

Tax on profit	(237)	(222)	(15)	6.8

Net profit from ordinary activity	570	568	2	0.3

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	570	568	2	0.3

Minority interests	9	16	(7)	(44.0)

Attributable profit to the Group (w/o capital gains)	561	552	9	1.6

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	561	552	9	1.6

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	52,890	44,179	8,710	19.7
Trading portfolio (w/o loans)	501	35	466	—
Available-for-sale financial assets	135	67	68	102.1
Due from credit institutions*	4,674	2,007	2,667	132.9
Intangible assets and property and equipment	923	805	118	14.7
Other assets	2,078	1,476	601	40.7

Total assets/liabilities & shareholders’ equity	61,201	48,570	12,631	26.0

Customer deposits*	15,533	13,359	2,175	16.3
Marketable debt securities*	16,125	15,810	314	2.0
Subordinated debt	439	560	(121)	(21.6)
Insurance liabilities	—	—	—	—
Due to credit institutions*	21,904	14,867	7,037	47.3
Other liabilities	2,217	1,972	245	12.4
Shareholders’ equity	4,983	2,001	2,982	149.0

Other customer funds under management	361	425	(64)	(15.1)

Mutual funds	299	353	(54)	(15.3)
Pension funds	61	71	(10)	(14.2)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	32,458	30,154	2,303	7.6

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	19.57	34.15	(14.58	) p.
Efficiency ratio	27.44	28.87	(1.43	) p.
NPL ratio	3.87	2.81	1.06	p.
NPL coverage	86.69	103.72	(17.03	) p.
Number of employees (direct & indirect)	8,548	6,707	1,841		27.4
Number of branches	289	283	6		2.1

Santander Consumer Finance
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	499	522	528	536	552	589	618

Income from companies accounted for by the equity method	2	2	2	2	1	(0)	(1)
Net fees	115	144	143	136	156	188	203
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	616	668	673	674	710	777	819

Gains (losses) on financial transactions	4	7	(2)	(2)	9	22	30

Gross operating income	620	675	671	672	718	798	850

Income from non-financial services (net) and other operating income	9	6	7	10	8	7	10
Operating expenses	(189)	(200)	(194)	(219)	(210)	(212)	(243)
General administrative expenses	(174)	(183)	(177)	(202)	(193)	(192)	(223)
Personnel	(82)	(81)	(87)	(95)	(91)	(93)	(111)
Other administrative expenses	(92)	(102)	(90)	(107)	(102)	(99)	(112)
Depreciation and amortisation	(16)	(16)	(18)	(18)	(17)	(20)	(20)

Net operating income	440	481	483	463	516	594	616

Net loan loss provisions	(200)	(209)	(217)	(216)	(268)	(287)	(364)
Other income	3	2	7	15	2	(4)	3

Profit before taxes (w/o capital gains)	242	274	273	262	249	302	255

Tax on profit	(71)	(82)	(68)	(92)	(71)	(91)	(75)

Net profit from ordinary activity	171	192	205	169	178	211	181

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	171	192	205	169	178	211	181

Minority interests	5	5	5	3	4	3	2

Attributable profit to the Group (w/o capital gains)	166	186	199	167	174	209	179

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	166	186	199	167	174	209	179

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	40,979	42,712	44,179	45,731	46,756	48,224	52,890
Trading portfolio (w/o loans)	13	(4)	35	21	24	6	501
Available-for-sale financial assets	58	97	67	192	182	112	135
Due from credit institutions*	6,896	3,349	2,007	2,912	3,075	4,995	4,674
Intangible assets and property and equipment	686	801	805	839	852	913	923
Other assets	1,406	1,239	1,476	1,568	1,614	1,446	2,078

Total assets/liabilities & shareholders’ equity	50,037	48,195	48,570	51,263	52,503	55,697	61,201

Customer deposits*	13,456	13,464	13,359	13,883	13,884	14,529	15,533
Marketable debt securities*	12,727	15,976	15,810	18,080	17,473	16,192	16,125
Subordinated debt	576	564	560	557	547	506	439
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions*	19,696	14,301	14,867	14,493	15,971	17,805	21,904
Other liabilities	1,087	1,916	1,972	2,170	1,639	1,981	2,217
Shareholders’ equity	2,494	1,973	2,001	2,079	2,990	4,684	4,983

Other customer funds under management	392	408	425	433	394	377	361

Mutual funds	333	346	353	360	327	313	299
Pension funds	60	62	71	73	66	64	61
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	27,151	30,412	30,154	32,953	32,297	31,604	32,458

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	2.66	2.78	2.81	2.84	3.15	3.49	3.87
NPL coverage	114.43	113.13	103.72	95.69	92.16	90.32	86.69
Risk-weighted assets (data as of 30.06.08 and 30.09.08 estimated under BIS II)	32,936	31,576	33,143	34,771	36,578	40,353	42,811
Spread loans	4.10	3.99	3.82	3.67	3.69	3.63	3.56

Portugal
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	574	539	36	6.6

Income from companies accounted for by the equity method	—	—	—	—
Net fees	275	275	(0)	(0.0)
Insurance activity	27	20	7	35.3

Commercial revenue	876	834	43	5.1

Gains (losses) on financial transactions	55	83	(28)	(33.3)

Gross operating income	932	917	15	1.6

Income from non-financial services (net) and other operating income	(4)	(6)	2	(32.5)
Operating expenses	(407)	(396)	(12)	2.9
General administrative expenses	(353)	(344)	(9)	2.5
Personnel	(236)	(223)	(13)	5.9
Other administrative expenses	(117)	(121)	4	(3.6)
Depreciation and amortisation	(55)	(52)	(3)	5.5

Net operating income	520	515	5	1.0

Net loan loss provisions	(6)	(11)	5	(45.2)
Other income	(21)	(26)	4	(17.0)

Profit before taxes (w/o capital gains)	493	479	14	3.0

Tax on profit	(81)	(87)	6	(7.3)

Net profit from ordinary activity	412	391	21	5.3

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	412	391	21	5.3

Minority interests	1	1	0	5.9

Attributable profit to the Group (w/o capital gains)	411	390	21	5.3

Net extraordinary capital gains and allowances	—	16	(16)	(100.0)

Attributable profit to the Group	411	406	5	1.1

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	32,428	29,341	3,087	10.5
Trading portfolio (w/o loans)	1,119	930	189	20.3
Available-for-sale financial assets	1,052	965	86	8.9
Due from credit institutions*	4,297	5,711	(1,414)	(24.8)
Intangible assets and property and equipment	489	457	32	6.9
Other assets	4,892	5,141	(249)	(4.8)

Total assets/liabilities & shareholders’ equity	44,276	42,546	1,731	4.1

Customer deposits*	14,405	12,239	2,166	17.7
Marketable debt securities*	10,256	10,576	(320)	(3.0)
Subordinated debt	294	353	(59)	(16.7)
Insurance liabilities	4,133	4,237	(104)	(2.5)
Due to credit institutions*	11,884	11,599	285	2.5
Other liabilities	1,433	1,841	(408)	(22.2)
Shareholders’ equity	1,871	1,701	170	10.0

Other customer funds under management	9,176	11,614	(2,438)	(21.0)

Mutual funds	3,943	6,039	(2,096)	(34.7)
Pension funds	1,354	1,450	(96)	(6.6)
Managed portfolios	196	297	(101)	(33.9)
Savings-insurance policies	3,682	3,827	(145)	(3.8)

Customer funds under management	34,131	34,782	(651)	(1.9)

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	27.29	27.17	0.12	p.
Efficiency ratio	43.73	43.18	0.55	p.
NPL ratio	1.65	1.30	0.35	p.
NPL coverage	82.21	118.53	(36.32	p.)
Number of employees (direct & indirect)	6,608	6,413	195		3.0
Number of branches	768	744	24		3.2

Portugal
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	174	186	179	179	194	189	191

Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	96	90	89	89	95	92	89
Insurance activity	7	7	6	6	8	11	8

Commercial revenue	277	283	274	274	297	291	288

Gains (losses) on financial transactions	31	28	24	24	15	20	20

Gross operating income	308	311	298	298	312	311	308

Income from non-financial services (net) and other operating income	(2)	(2)	(2)	(2)	(1)	(1)	(1)
Operating expenses	(132)	(132)	(131)	(138)	(134)	(136)	(137)
General administrative expenses	(116)	(115)	(114)	(120)	(116)	(117)	(120)
Personnel	(74)	(74)	(75)	(77)	(76)	(80)	(80)
Other administrative expenses	(42)	(41)	(39)	(43)	(40)	(36)	(40)
Depreciation and amortisation	(17)	(17)	(18)	(19)	(18)	(20)	(17)

Net operating income	174	177	164	157	177	174	169

Net loan loss provisions	6	(18)	1	(11)	1	(7)	1
Other income	(11)	(9)	(6)	5	(4)	(6)	(11)

Profit before taxes (w/o capital gains)	169	150	160	152	173	160	159

Tax on profit	(37)	(22)	(29)	(31)	(34)	(22)	(26)

Net profit from ordinary activity	132	128	131	121	140	139	134

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	132	128	131	121	140	139	134

Minority interests	0	0	0	0	0	0	0

Attributable profit to the Group (w/o capital gains)	132	127	131	120	139	138	133

Net extraordinary capital gains and allowances	—	16	—	—	—	—	—

Attributable profit to the Group	132	144	131	120	139	138	133

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	27,942	28,776	29,341	30,119	30,699	31,738	32,428
Trading portfolio (w/o loans)	934	1,032	930	973	1,131	1,202	1,119
Available-for-sale financial assets	1,003	868	965	1,103	1,092	1,081	1,052
Due from credit institutions*	8,809	7,130	5,711	4,397	3,836	4,809	4,297
Intangible assets and property and equipment	431	458	457	484	483	483	489
Other assets	5,391	5,183	5,141	4,923	4,326	4,227	4,892

Total assets/liabilities & shareholders’ equity	44,509	43,447	42,546	42,000	41,566	43,540	44,276

Customer deposits*	11,380	11,785	12,239	12,225	12,605	13,722	14,405
Marketable debt securities*	11,371	11,209	10,576	10,242	9,833	11,850	10,256
Subordinated debt	368	367	353	352	346	316	294
Insurance liabilities	4,074	4,205	4,237	4,077	3,960	4,033	4,133
Due to credit institutions*	13,358	12,354	11,599	11,813	10,935	9,908	11,884
Other liabilities	1,696	1,765	1,841	1,814	1,589	1,826	1,433
Shareholders’ equity	2,261	1,763	1,701	1,477	2,298	1,884	1,871

Other customer funds under management	11,773	11,980	11,614	10,947	10,187	9,755	9,176

Mutual funds	6,160	6,333	6,039	5,698	5,175	4,623	3,943
Pension funds	1,453	1,472	1,450	1,488	1,430	1,409	1,354
Managed portfolios	355	312	297	288	261	233	196
Savings-insurance policies	3,806	3,862	3,827	3,473	3,321	3,489	3,682

Customer funds under management	34,892	35,340	34,782	33,766	32,970	35,643	34,131

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	1.16	1.27	1.30	1.25	1.37	1.53	1.65
NPL coverage	127.55	120.53	118.53	117.39	106.56	92.82	82.21
Risk-weighted assets (data as of 30.06.08 and 30.09.08 estimated under BIS II)	21,689	22,256	22,670	24,397	24,388	25,105	25,581

Spread (Retail Banking)	3.42	3.44	3.52	3.51	3.43	3.33	3.27

Spread loans	1.46	1.43	1.35	1.37	1.47	1.39	1.37
Spread deposits	1.96	2.01	2.17	2.14	1.96	1.94	1.90

United Kingdom
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,776	1,746	30	1.7

Income from companies accounted for by the equity method	0	1	(0)	(39.4)
Net fees	681	760	(80)	(10.5)
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	2,457	2,507	(50)	(2.0)

Gains (losses) on financial transactions	326	336	(10)	(3.0)

Gross operating income	2,783	2,843	(60)	(2.1)

Income from non-financial services (net) and other operating income	36	42	(7)	(16.2)
Operating expenses	(1,297)	(1,446)	149	(10.3)
General administrative expenses	(1,175)	(1,371)	196	(14.3)
Personnel	(717)	(782)	66	(8.4)
Other administrative expenses	(458)	(589)	130	(22.1)
Depreciation and amortisation	(122)	(75)	(47)	62.1

Net operating income	1,522	1,440	82	5.7

Net loan loss provisions	(264)	(241)	(23)	9.5
Other income	6	15	(9)	(61.0)

Profit before taxes (w/o capital gains)	1,263	1,213	50	4.2

Tax on profit	(320)	(307)	(13)	4.4

Net profit from ordinary activity	943	906	37	4.1

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	943	906	37	4.1

Minority interests	—	—	—	—

Attributable profit to the Group (w/o capital gains)	943	906	37	4.1

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	943	906	37	4.1

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	173,553	188,752	(15,199)	(8.1)
Trading portfolio (w/o loans)	31,612	61,313	(29,701)	(48.4)
Available-for-sale financial assets	1,303	48	1,255	—
Due from credit institutions*	17,037	20,283	(3,246)	(16.0)
Intangible assets and property and equipment	4,325	4,893	(568)	(11.6)
Other assets	34,622	9,046	25,576	282.7

Total assets/liabilities & shareholders’ equity	262,452	284,335	(21,883)	(7.7)

Customer deposits*	128,477	124,028	4,449	3.6
Marketable debt securities*	61,235	78,477	(17,242)	(22.0)
Subordinated debt	7,399	7,995	(596)	(7.5)
Insurance liabilities	4	11	(7)	(67.7)
Due to credit institutions*	40,067	44,037	(3,970)	(9.0)
Other liabilities	21,081	25,994	(4,913)	(18.9)
Shareholders’ equity	4,191	3,794	398	10.5

Other customer funds under management	8,541	10,923	(2,382)	(21.8)

Mutual funds	8,541	10,923	(2,382)	(21.8)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	205,651	221,423	(15,772)	(7.1)

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	29.91	32.01	(2.10	) p.
Efficiency ratio	46.02	50.12	(4.10	) p.
NPL ratio	0.76	0.58	0.18	p.
NPL coverage	57.12	74.08	(16.96	) p.
Number of employees (direct & indirect)	17,947	16,855	1,092		6.5
Number of branches	1,047	705	342		48.5

United Kingdom
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	572	580	594	589	583	571	623

Income from companies accounted for by the equity method	0	0	0	2	0	0	0
Net fees	251	261	248	247	237	218	226
Insurance activity	0	(0)	(0)	(0)	—	—	—

Commercial revenue	823	841	843	837	820	788	849

Gains (losses) on financial transactions	131	100	105	99	103	121	103

Gross operating income	955	941	948	937	923	909	952

Income from non-financial services (net) and other operating income	14	14	14	8	12	11	12
Operating expenses	(492)	(477)	(477)	(472)	(440)	(425)	(432)
General administrative expenses	(467)	(452)	(452)	(445)	(415)	(378)	(383)
Personnel	(261)	(258)	(263)	(254)	(238)	(236)	(243)
Other administrative expenses	(206)	(194)	(189)	(191)	(177)	(142)	(140)
Depreciation and amortisation	(25)	(25)	(25)	(27)	(26)	(47)	(49)

Net operating income	476	478	485	473	495	495	532

Net loan loss provisions	(81)	(80)	(80)	(71)	(80)	(73)	(111)
Other income	5	5	5	7	2	(2)	5

Profit before taxes (w/o capital gains)	400	403	409	409	417	420	426

Tax on profit	(100)	(101)	(105)	(114)	(106)	(105)	(110)

Net profit from ordinary activity	300	302	305	295	311	316	317

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	300	302	305	295	311	316	317

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group (w/o capital gains)	300	302	305	295	311	316	317

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	300	302	305	295	311	316	317

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	192,666	197,474	188,752	184,086	164,848	170,945	173,553
Trading portfolio (w/o loans)	59,273	63,104	61,313	53,782	35,218	35,368	31,612
Available-for-sale financial assets	23	24	48	44	39	39	1,303
Due from credit institutions*	22,244	25,948	20,283	19,810	21,853	22,319	17,037
Intangible assets and property and equipment	4,945	4,974	4,893	4,685	4,291	4,274	4,325
Other assets	7,551	8,663	9,046	9,458	11,097	11,140	34,622

Total assets/liabilities & shareholders’ equity	286,702	300,187	284,335	271,865	237,346	244,086	262,452

Customer deposits*	112,292	115,803	124,028	122,514	106,295	105,551	128,477
Marketable debt securities*	82,528	85,733	78,477	76,056	68,195	63,085	61,235
Subordinated debt	9,216	8,435	7,995	7,876	7,546	7,005	7,399
Insurance liabilities	11	11	11	6	5	5	4
Due to credit institutions*	44,871	51,389	44,037	38,688	28,691	40,779	40,067
Other liabilities	33,839	35,179	25,994	23,549	22,215	23,479	21,081
Shareholders’ equity	3,946	3,637	3,794	3,177	4,400	4,181	4,191

Other customer funds under management	13,640	12,980	10,923	10,225	8,542	8,741	8,541

Mutual funds	13,640	12,980	10,923	10,225	8,542	8,741	8,541
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	217,675	222,951	221,423	216,672	190,577	184,382	205,651

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.55	0.55	0.58	0.60	0.66	0.70	0.76
NPL coverage	81.38	78.40	74.08	65.84	59.26	54.86	57.12
Risk-weighted assets (data as of 30.06.08 and 30.09.08 estimated under BIS II)	90,473	89,774	94,265	90,186	87,282	63,804	67,350

Spread (Retail Banking)	1.97	2.01	2.01	1.98	2.00	1.95	2.01

Spread loans	0.69	0.69	0.65	0.61	0.66	0.70	0.77
Spread deposits	1.28	1.32	1.36	1.37	1.34	1.25	1.24

United Kingdom
Million pound sterling

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,388	1,181	207	17.5

Income from companies accounted for by the equity method	0	0	(0)	(30.0)
Net fees	532	514	18	3.4
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	1,920	1,696	224	13.2

Gains (losses) on financial transactions	255	227	27	12.0

Gross operating income	2,175	1,923	252	13.1

Income from non-financial services (net) and other operating income	28	29	(1)	(3.2)
Operating expenses	(1,014)	(978)	(35)	3.6
General administrative expenses	(918)	(927)	9	(1.0)
Personnel	(560)	(529)	(31)	5.8
Other administrative expenses	(358)	(398)	40	(10.0)
Depreciation and amortisation	(95)	(51)	(44)	87.2

Net operating income	1,189	974	215	22.1

Net loan loss provisions	(206)	(163)	(43)	26.5
Other income	4	10	(5)	(55.0)

Profit before taxes (w/o capital gains)	987	820	167	20.3

Tax on profit	(250)	(207)	(43)	20.6

Net profit from ordinary activity	737	613	124	20.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	737	613	124	20.2

Minority interests	—	—	—	—

Attributable profit to the Group (w/o capital gains)	737	613	124	20.2

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	737	613	124	20.2

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	137,159	131,522	5,636	4.3
Trading portfolio (w/o loans)	24,983	42,723	(17,740)	(41.5)
Available-for-sale financial assets	1,030	34	996	—
Due from credit institutions*	13,464	14,133	(669)	(4.7)
Intangible assets and property and equipment	3,418	3,410	8	0.2
Other assets	27,362	6,303	21,059	334.1

Total assets/liabilities & shareholders’ equity	207,416	198,125	9,291	4.7

Customer deposits*	101,535	86,423	15,112	17.5
Marketable debt securities*	48,394	54,683	(6,289)	(11.5)
Subordinated debt	5,847	5,571	277	5.0
Insurance liabilities	3	8	(5)	(63.4)
Due to credit institutions*	31,665	30,685	980	3.2
Other liabilities	16,660	18,112	(1,452)	(8.0)
Shareholders’ equity	3,312	2,644	669	25.3

Other customer funds under management	6,750	7,611	(861)	(11.3)

Mutual funds	6,750	7,611	(861)	(11.3)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	162,526	154,288	8,238	5.3

(*).-	Includes all stock of concept classified in the balance sheet.

United Kingdom
Million pound sterling

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	383	394	404	416	441	452	495

Income from companies accounted for by the equity method	0	0	0	1	0	0	0
Net fees	169	177	169	175	180	173	180
Insurance activity	0	0	(0)	0	—	—	—

Commercial revenue	552	571	573	592	621	625	674

Gains (losses) on financial transactions	88	68	72	70	78	95	82

Gross operating income	640	639	644	662	698	720	756

Income from non-financial services (net) and other operating income	9	10	10	6	9	9	10
Operating expenses	(330)	(324)	(324)	(334)	(333)	(337)	(343)
General administrative expenses	(313)	(307)	(307)	(315)	(314)	(300)	(304)
Personnel	(175)	(175)	(179)	(180)	(180)	(187)	(193)
Other administrative expenses	(138)	(131)	(129)	(135)	(134)	(113)	(111)
Depreciation and amortisation	(17)	(17)	(17)	(19)	(19)	(37)	(39)

Net operating income	319	325	330	334	374	392	422

Net loan loss provisions	(55)	(54)	(54)	(50)	(61)	(58)	(88)
Other income	3	3	3	5	2	(1)	4

Profit before taxes (w/o capital gains)	268	274	278	289	316	333	339

Tax on profit	(67)	(69)	(71)	(80)	(80)	(83)	(87)

Net profit from ordinary activity	201	205	207	209	235	250	252

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	201	205	207	209	235	250	252

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group (w/o capital gains)	201	205	207	209	235	250	252

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	201	205	207	209	235	250	252

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	130,975	133,097	131,522	134,999	131,186	135,431	137,159
Trading portfolio (w/o loans)	40,294	42,532	42,723	39,441	28,027	28,020	24,983
Available-for-sale financial assets	16	16	34	32	31	31	1,030
Due from credit institutions*	15,121	17,489	14,133	14,528	17,391	17,683	13,464
Intangible assets and property and equipment	3,362	3,352	3,410	3,436	3,415	3,386	3,418
Other assets	5,133	5,839	6,303	6,936	8,831	8,826	27,362

Total assets/liabilities & shareholders’ equity	194,900	202,326	198,125	199,372	188,880	193,377	207,416

Customer deposits*	76,336	78,051	86,423	89,846	84,590	83,623	101,535
Marketable debt securities*	56,103	57,784	54,683	55,775	54,269	49,979	48,394
Subordinated debt	6,265	5,685	5,571	5,776	6,005	5,550	5,847
Insurance liabilities	7	7	8	4	4	4	3
Due to credit institutions*	30,503	34,637	30,685	28,371	22,832	32,307	31,665
Other liabilities	23,004	23,711	18,112	17,269	17,679	18,602	16,660
Shareholders’ equity	2,682	2,451	2,644	2,330	3,501	3,312	3,312

Other customer funds under management	9,272	8,749	7,611	7,499	6,797	6,925	6,750

Mutual funds	9,272	8,749	7,611	7,499	6,797	6,925	6,750
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	147,976	150,269	154,288	158,896	151,661	146,077	162,526

(*).	-	Includes all stock of concept classified in the balance sheet.

Latin America
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement

Net interest income	5,596	4,841	755	15.6

Income from companies accounted for by the equity method	7	2	5	225.8
Net fees	2,389	2,088	301	14.4
Insurance activity	135	135	1	0.4

Commercial revenue	8,128	7,066	1,062	15.0

Gains (losses) on financial transactions	839	526	312	59.3

Gross operating income	8,966	7,592	1,374	18.1

Income from non-financial services (net) and other operating income	(138)	(122)	(17)	13.7
Operating expenses	(3,483)	(3,203)	(280)	8.7
General administrative expenses	(3,194)	(2,941)	(253)	8.6
Personnel	(1,763)	(1,591)	(172)	10.8
Other administrative expenses	(1,430)	(1,350)	(81)	6.0
Depreciation and amortisation	(290)	(262)	(27)	10.5

Net operating income	5,344	4,267	1,077	25.2

Net loan loss provisions	(1,900)	(1,151)	(749)	65.1
Other income	(362)	(252)	(110)	43.4

Profit before taxes (w/o capital gains)	3,083	2,864	218	7.6

Tax on profit	(614)	(602)	(12)	2.0

Net profit from ordinary activity	2,469	2,263	206	9.1

Net profit from discontinued operations	4	99	(95)	(95.8)

Net consolidated profit (w/o capital gains)	2,473	2,362	111	4.7

Minority interests	306	317	(12)	(3.7)

Attributable profit to the Group (w/o capital gains)	2,167	2,044	123	6.0

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	2,167	2,044	123	6.0

			Variation
	30.09.08	30.09.07	Amount		%
Balance sheet
Customer loans*	74,216	64,346	9,870		15.3
Trading portfolio (w/o loans)	20,136	26,819	(6,684)		(24.9)
Available-for-sale financial assets	13,477	11,554	1,923		16.6
Due from credit institutions*	14,558	13,715	843		6.1
Intangible assets and property and equipment	2,269	2,042	227		11.1
Other assets	26,268	23,798	2,470		10.4

Total assets/liabilities & shareholders’ equity	150,923	142,274	8,649		6.1

Customer deposits*	85,439	76,825	8,614		11.2
Marketable debt securities*	6,326	4,216	2,111		50.1
Subordinated debt	2,864	2,451	413		16.9
Insurance liabilities	2,240	2,423	(183)		(7.6)
Due to credit institutions*	23,788	23,093	695		3.0
Other liabilities	19,358	24,316	(4,958)		(20.4)
Shareholders’ equity	10,908	8,951	1,957		21.9

Other customer funds under management	45,288	67,760	(22,472)		(33.2)

Mutual funds	32,787	36,103	(3,315)		(9.2)
Pension funds	0	19,141	(19,141)		(100.0)
Managed portfolios	12,483	12,049	435		3.6
Savings-insurance policies	17	468	(450)		(96.3)

Customer funds under management	139,917	151,252	(11,335)		(7.5)

(*). - Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	27.49	29.65	(2.16	)p.
Efficiency ratio	38.20	41.25	(3.05	)p.
NPL ratio	2.37	1.77	0.60	p.
NPL coverage	115.82	139.16	(23.34	)p.
Number of employees (direct & indirect)	64,358	66,116	(1,758)		(2.7)
Number of branches	4,638	4,573	65		1.4

Latin America
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement

Net interest income	1,470	1,598	1,773	1,813	1,795	1,843	1,958

Income from companies accounted for by the equity method	1	(0)	1	2	2	3	2
Net fees	656	688	744	778	790	788	812
Insurance activity	42	50	44	36	49	46	40

Commercial revenue	2,169	2,336	2,561	2,628	2,636	2,681	2,811

Gains (losses) on financial transactions	200	231	96	165	335	300	203

Gross operating income	2,369	2,566	2,657	2,793	2,971	2,981	3,014

Income from non-financial services (net) and other operating income	(36)	(37)	(48)	(19)	(44)	(46)	(48)
Operating expenses	(1,018)	(1,057)	(1,128)	(1,234)	(1,131)	(1,146)	(1,207)
General administrative expenses	(939)	(972)	(1,030)	(1,148)	(1,038)	(1,053)	(1,103)
Personnel	(502)	(529)	(560)	(630)	(574)	(591)	(598)
Other administrative expenses	(437)	(443)	(470)	(517)	(464)	(461)	(505)
Depreciation and amortisation	(79)	(85)	(98)	(86)	(93)	(93)	(104)

Net operating income	1,315	1,472	1,481	1,540	1,796	1,789	1,759

Net loan loss provisions	(327)	(377)	(447)	(469)	(569)	(619)	(712)
Other income	(3)	(157)	(93)	(156)	(158)	(118)	(86)

Profit before taxes (w/o capital gains)	985	939	940	916	1,069	1,052	962

Tax on profit	(242)	(184)	(176)	(220)	(238)	(258)	(118)

Net profit from ordinary activity	743	755	765	696	830	795	844

Net profit from discontinued operations	30	33	36	13	1	2	2

Net consolidated profit (w/o capital gains)	773	788	801	709	831	797	845

Minority interests	92	109	116	87	102	106	98

Attributable profit to the Group (w/o capital gains)	681	679	685	622	729	690	748

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	681	679	685	622	729	690	748

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	59,399	63,689	64,346	68,854	67,217	69,375	74,216
Trading portfolio (w/o loans)	24,183	26,126	26,819	22,846	23,011	24,582	20,136
Available-for-sale financial assets	13,638	14,367	11,554	12,628	12,916	13,067	13,477
Due from credit institutions*	23,420	17,541	13,715	11,146	12,315	15,530	14,558
Intangible assets and property and equipment	1,689	1,946	2,042	1,805	1,746	1,801	2,269
Other assets	20,865	24,733	23,798	24,707	22,791	25,312	26,268

Total assets/liabilities & shareholders’ equity	143,194	148,402	142,274	141,985	139,996	149,666	150,923

Customer deposits*	75,488	78,971	76,825	82,054	77,715	82,273	85,439
Marketable debt securities*	4,367	4,744	4,216	5,039	5,472	5,861	6,326
Subordinated debt	2,450	2,503	2,451	2,540	2,449	2,777	2,864
Insurance liabilities	2,259	2,418	2,423	2,121	2,109	2,333	2,240
Due to credit institutions*	31,116	28,563	23,093	19,064	18,223	22,210	23,788
Other liabilities	18,720	21,568	24,316	22,579	23,947	23,509	19,358
Shareholders’ equity	8,795	9,636	8,951	8,588	10,081	10,704	10,908

Other customer funds under management	62,230	68,106	67,760	48,048	46,380	47,446	45,288

Mutual funds	32,494	35,526	36,103	36,041	35,054	35,592	32,787
Pension funds	18,564	20,039	19,141	—	(0)	0	0
Managed portfolios	11,172	12,035	12,049	11,949	11,256	11,779	12,483
Savings-insurance policies	—	506	468	58	70	76	17

Customer funds under management	144,534	154,323	151,252	137,682	132,017	138,357	139,917

(*).	-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	1.50	1.61	1.77	1.87	2.13	2.16	2.37
NPL coverage	160.00	150.57	139.16	134.41	123.65	121.11	115.82
Risk-weighted assets (data as of 30.06.08 and 30.09.08 estimated under BIS II)	72,831	74,882	74,795	76,960	77,612	95,246	100,389

Latin America
Million dollars

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement

Net interest income	8,506	6,505	2,001	30.8

Income from companies accounted for by the equity method	11	3	8	268.6
Net fees	3,632	2,805	826	29.4
Insurance activity	206	181	25	13.5

Commercial revenue	12,354	9,495	2,859	30.1

Gains (losses) on financial transactions	1,275	707	567	80.2

Gross operating income	13,629	10,202	3,427	33.6

Income from non-financial services (net) and other operating income	(210)	(164)	(47)	28.6
Operating expenses	(5,295)	(4,304)	(991)	23.0
General administrative expenses	(4,854)	(3,952)	(903)	22.8
Personnel	(2,680)	(2,138)	(542)	25.3
Other administrative expenses	(2,174)	(1,813)	(361)	19.9
Depreciation and amortisation	(441)	(353)	(88)	24.9

Net operating income	8,123	5,734	2,389	41.7

Net loan loss provisions	(2,888)	(1,546)	(1,341)	86.8
Other income	(550)	(339)	(211)	62.2

Profit before taxes (w/o capital gains)	4,686	3,849	837	21.7

Tax on profit	(934)	(809)	(125)	15.4

Net profit from ordinary activity	3,752	3,040	712	23.4

Net profit from discontinued operations	6	133	(127)	(95.3)

Net consolidated profit (w/o capital gains)	3,759	3,173	585	18.4

Minority interests	465	426	38	8.9

Attributable profit to the Group (w/o capital gains)	3,294	2,747	547	19.9

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	3,294	2,747	547	19.9

			Variation
	30.09.08	30.09.07	Amount	%

Balance sheet
Customer loans*	106,151	91,236	14,915	16.3
Trading portfolio (w/o loans)	28,800	38,027	(9,227)	(24.3)
Available-for-sale financial assets	19,276	16,383	2,893	17.7
Due from credit institutions*	20,823	19,447	1,376	7.1
Intangible assets and property and equipment	3,245	2,895	349	12.1
Other assets	37,571	33,743	3,828	11.3

Total assets/liabilities & shareholders’ equity	215,865	201,731	14,135	7.0

Customer deposits*	122,203	108,930	13,273	12.2
Marketable debt securities*	9,049	5,978	3,071	51.4
Subordinated debt	4,096	3,475	621	17.9
Insurance liabilities	3,203	3,436	(232)	(6.8)
Due to credit institutions*	34,024	32,743	1,281	3.9
Other liabilities	27,688	34,477	(6,790)	(19.7)
Shareholders’ equity	15,602	12,692	2,911	22.9

Other customer funds under management	64,775	96,077	(31,302)	(32.6)

Mutual funds	46,896	51,190	(4,294)	(8.4)
Pension funds	0	27,140	(27,140)	(100.0)
Managed portfolios	17,855	17,084	771	4.5
Savings-insurance policies	25	663	(638)	(96.3)

Customer funds under management	200,123	214,460	(14,337)	(6.7)

(*).	-	Includes all stock of concept classified in the balance sheet.

Latin America
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement

Net interest income	1,926	2,151	2,428	2,599	2,687	2,877	2,943

Income from companies accounted for by the equity method	2	(0)	1	3	2	5	3
Net fees	860	927	1,019	1,116	1,182	1,230	1,220
Insurance activity	55	67	60	52	73	72	60

Commercial revenue	2,843	3,144	3,508	3,770	3,945	4,184	4,225

Gains (losses) on financial transactions	262	310	135	239	502	470	303

Gross operating income	3,105	3,454	3,643	4,008	4,447	4,654	4,528

Income from non-financial services (net) and other operating income	(47)	(50)	(66)	(29)	(66)	(72)	(72)
Operating expenses	(1,335)	(1,423)	(1,546)	(1,767)	(1,693)	(1,789)	(1,814)
General administrative expenses	(1,231)	(1,308)	(1,412)	(1,643)	(1,553)	(1,644)	(1,658)
Personnel	(658)	(712)	(768)	(902)	(859)	(923)	(898)
Other administrative expenses	(573)	(596)	(644)	(741)	(694)	(721)	(760)
Depreciation and amortisation	(104)	(115)	(134)	(124)	(139)	(145)	(156)

Net operating income	1,723	1,981	2,031	2,212	2,688	2,793	2,642

Net loan loss provisions	(428)	(507)	(611)	(669)	(852)	(965)	(1,071)
Other income	(3)	(208)	(127)	(219)	(236)	(185)	(129)

Profit before taxes (w/o capital gains)	1,292	1,265	1,292	1,324	1,600	1,644	1,442

Tax on profit	(317)	(249)	(243)	(316)	(357)	(402)	(175)

Net profit from ordinary activity	974	1,017	1,050	1,007	1,243	1,242	1,268

Net profit from discontinued operations	39	45	50	21	1	3	2

Net consolidated profit (w/o capital gains)	1,013	1,061	1,099	1,028	1,244	1,245	1,270

Minority interests	120	147	159	127	152	166	146

Attributable profit to the Group (w/o capital gains)	892	914	940	901	1,092	1,079	1,124

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	892	914	940	901	1,092	1,079	1,124

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	79,107	86,012	91,236	101,359	106,284	109,362	106,151
Trading portfolio (w/o loans)	32,207	35,283	38,027	33,632	36,384	38,751	28,800
Available-for-sale financial assets	18,163	19,402	16,383	18,590	20,422	20,599	19,276
Due from credit institutions*	31,191	23,689	19,447	16,407	19,473	24,481	20,823
Intangible assets and property and equipment	2,250	2,628	2,895	2,657	2,761	2,839	3,245
Other assets	27,788	33,402	33,743	36,371	36,038	39,901	37,571

Total assets/liabilities & shareholders’ equity	190,706	200,417	201,731	209,016	221,362	235,934	215,865

Customer deposits*	100,535	106,650	108,930	120,792	122,884	129,695	122,203
Marketable debt securities*	5,816	6,407	5,978	7,418	8,653	9,239	9,049
Subordinated debt	3,263	3,380	3,475	3,740	3,872	4,378	4,096
Insurance liabilities	3,008	3,265	3,436	3,122	3,335	3,678	3,203
Due to credit institutions*	41,440	38,574	32,743	28,064	28,813	35,012	34,024
Other liabilities	24,931	29,127	34,477	33,239	37,865	37,060	27,688
Shareholders’ equity	11,714	13,014	12,692	12,642	15,940	16,873	15,602

Other customer funds under management	82,877	91,977	96,077	70,732	73,337	74,794	64,775

Mutual funds	43,275	47,978	51,190	53,056	55,427	56,107	46,896
Pension funds	24,724	27,063	27,140	—	(0)	0	0
Managed portfolios	14,878	16,253	17,084	17,591	17,798	18,568	17,855
Savings-insurance policies	—	684	663	85	111	119	25

Customer funds under management	192,491	208,413	214,460	202,681	208,745	218,105	200,123

(*).	-	Includes all stock of concept classified in the balance sheet.

Latin America. Results
Million euros

	Gross operating income		Net operating income		Attributable profit to the Group
	9M’ 08	Var. (%)	9M’ 08	Var. (%)	9M’ 08	Var. (%)	Var. (%)*
Brazil	3,704	17.2	2,227	20.7	749	7.1
Mexico	2,155	15.6	1,401	23.3	544	7.2	7.5
Chile	1,327	19.3	846	27.7	418	(2.6)	3.6
Puerto Rico	251	7.0	120	38.9	0	(94.9)
Venezuela	625	23.9	335	33.5	160	22.1
Colombia	111	38.6	43	70.1	21	24.7	132.7
Argentina	441	30.9	225	52.6	159	22.9	50.0
Rest	94	54.2	(8)	(71.9)	(12)	—

Subtotal	8,709	18.4	5,189	25.7	2,038	6.1	9.3

Santander Private Banking	257	8.6	155	10.9	129	5.2

Total	8,966	18.1	5,344	25.2	2,167	6.0	9.1

(*).-	Change of results from ordinary activity before discontinued operations (sale of pension funds management institutions).

Latin America. Results
Million dollars

	Gross operating income		Net operating income		Attributable profit to the Group
	9M’ 08	Var. (%)	9M’ 08	Var. (%)	9M’ 08	Var. (%)	Var. (%)*
Brazil	5,631	32.5	3,385	36.5	1,138	21.1
Mexico	3,276	30.8	2,129	39.4	827	21.3	21.6
Chile	2,016	34.9	1,286	44.4	635	10.2	17.2
Puerto Rico	382	21.0	182	57.1	0	(94.2)
Venezuela	950	40.1	509	51.0	243	38.1
Colombia	169	56.7	65	92.4	32	41.0	163.2
Argentina	670	48.1	342	72.6	241	39.0	69.7
Rest	142	74.4	(12)	(68.3)	(19)	—

Subtotal	13,238	33.9	7,887	42.2	3,098	20.0	23.7

Santander Private Banking	391	22.8	236	25.4	196	19.0

Total	13,629	33.6	8,123	41.7	3,294	19.9	23.4

(*).-	Change of results from ordinary activity before discontinued operations (sale of pension funds management institutions).

Brazil
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement

Net interest income	2,020	1,756	264	15.0

Income from companies accounted for by the equity method	1	1	(0)	(40.7)
Net fees	1,107	904	203	22.5
Insurance activity	41	65	(24)	(36.8)

Commercial revenue	3,169	2,726	443	16.3

Gains (losses) on financial transactions	535	436	100	22.9

Gross operating income	3,704	3,162	543	17.2

Income from non-financial services (net) and other operating income	(25)	(18)	(7)	39.8
Operating expenses	(1,452)	(1,298)	(154)	11.9
General administrative expenses	(1,344)	(1,196)	(149)	12.4
Personnel	(720)	(609)	(111)	18.3
Other administrative expenses	(624)	(587)	(38)	6.4
Depreciation and amortisation	(108)	(103)	(5)	5.3

Net operating income	2,227	1,845	382	20.7

Net loan loss provisions	(823)	(563)	(260)	46.2
Other income	(277)	(223)	(54)	24.0

Profit before taxes (w/o capital gains)	1,127	1,059	68	6.4

Tax on profit	(366)	(349)	(17)	4.8

Net profit from ordinary activity	761	710	51	7.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	761	710	51	7.2

Minority interests	12	11	1	13.9

Attributable profit to the Group (w/o capital gains)	749	699	49	7.1

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	749	699	49	7.1

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	20,422	16,219	4,203	25.9
Trading portfolio (w/o loans)	4,375	8,281	(3,905)	(47.2)
Available-for-sale financial assets	4,296	3,005	1,291	43.0
Due from credit institutions*	4,090	2,843	1,247	43.8
Intangible assets and property and equipment	1,064	913	151	16.5
Other assets	13,679	14,029	(350)	(2.5)

Total assets/liabilities & shareholders’ equity	47,926	45,290	2,636	5.8

Customer deposits*	23,695	20,070	3,624	18.1
Marketable debt securities*	2,319	837	1,482	177.1
Subordinated debt	1,876	1,594	283	17.7
Insurance liabilities	1,953	1,739	214	12.3
Due to credit institutions*	7,302	6,559	744	11.3
Other liabilities	7,235	11,128	(3,893)	(35.0)
Shareholders’ equity	3,546	3,363	182	5.4

Other customer funds under management	18,290	21,673	(3,383)	(15.6)

Mutual funds	17,390	20,762	(3,373)	(16.2)
Pension funds	—	—	—	—
Managed portfolios	891	858	33	3.8
Savings-insurance policies	9	53	(44)	(82.5)

Customer funds under management	46,179	44,174	2,005	4.5

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	27.91	29.28	(1.37	) p.
Efficiency ratio	37.64	39.06	(1.42	) p.
NPL ratio	3.21	2.79	0.42	p.
NPL coverage	100.96	102.15	(1.19	) p.
Number of employees (direct & indirect)	21,086	22,033	(947)		(4.3)
Number of branches	2,218	2,096	122		5.8

Brazil
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	525	577	654	683	662	676	682

Income from companies accounted for by the equity method	0	0	0	0	0	0	0
Net fees	281	300	323	345	369	358	381
Insurance activity	21	25	19	7	17	14	10

Commercial revenue	828	902	996	1,035	1,049	1,048	1,072

Gains (losses) on financial transactions	133	199	104	189	220	172	143

Gross operating income	961	1,100	1,100	1,224	1,268	1,221	1,216

Income from non-financial services (net) and other operating income	(2)	(5)	(11)	(15)	(6)	(12)	(8)
Operating expenses	(413)	(430)	(455)	(521)	(472)	(478)	(503)
General administrative expenses	(381)	(396)	(418)	(485)	(438)	(442)	(464)
Personnel	(192)	(203)	(214)	(269)	(235)	(239)	(246)
Other administrative expenses	(190)	(194)	(204)	(216)	(204)	(203)	(218)
Depreciation and amortisation	(31)	(34)	(38)	(36)	(33)	(36)	(39)

Net operating income	547	665	634	688	790	731	705

Net loan loss provisions	(174)	(177)	(211)	(229)	(280)	(244)	(299)
Other income	(20)	(134)	(69)	(126)	(107)	(116)	(55)

Profit before taxes (w/o capital gains)	352	354	353	333	404	372	351

Tax on profit	(124)	(120)	(105)	(124)	(138)	(128)	(100)

Net profit from ordinary activity	228	234	248	209	266	244	251

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	228	234	248	209	266	244	251

Minority interests	4	4	3	3	5	4	3

Attributable profit to the Group (w/o capital gains)	225	230	245	206	262	240	247

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	225	230	245	206	262	240	247

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	15,060	15,708	16,219	19,998	17,328	19,698	20,422
Trading portfolio (w/o loans)	7,055	7,171	8,281	5,903	7,275	6,323	4,375
Available-for-sale financial assets	2,708	3,427	3,005	3,685	3,407	4,171	4,296
Due from credit institutions*	9,053	3,316	2,843	2,062	3,531	5,523	4,090
Intangible assets and property and equipment	664	803	913	628	594	684	1,064
Other assets	10,567	14,970	14,029	14,045	11,511	14,311	13,679

Total assets/liabilities & shareholders’ equity	45,107	45,396	45,290	46,321	43,646	50,709	47,926

Customer deposits*	18,288	19,866	20,070	21,484	20,309	23,853	23,695
Marketable debt securities*	947	928	837	1,079	1,265	1,927	2,319
Subordinated debt	1,510	1,581	1,594	1,622	1,557	1,937	1,876
Insurance liabilities	1,550	1,667	1,739	1,930	1,906	2,118	1,953
Due to credit institutions*	12,666	8,294	6,559	7,822	4,990	7,133	7,302
Other liabilities	7,172	9,626	11,128	9,583	10,285	9,848	7,235
Shareholders’ equity	2,975	3,433	3,363	2,801	3,334	3,892	3,546

Other customer funds under management	18,326	20,136	21,673	21,588	20,471	21,138	18,290

Mutual funds	17,558	19,240	20,762	20,618	19,519	20,090	17,390
Pension funds	—	—	—	—	—	—	—
Managed portfolios	768	843	858	917	887	977	891
Savings-insurance policies	—	52	53	53	64	71	9

Customer funds under management	39,071	42,511	44,174	45,772	43,601	48,855	46,179

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	2.62	2.70	2.79	2.74	3.26	3.11	3.21
NPL coverage	98.77	101.72	102.15	101.46	101.92	102.53	100.96
Risk-weighted assets (data as of 30.06.08 and 30.09.08 estimated under BIS II)	19,484	21,106	21,996	23,016	23,701	35,780	36,833

Spread (Retail Banking)	18.04	17.89	17.44	17.35	16.94	16.39	15.85

Spread loans	16.42	16.46	16.04	16.03	15.65	15.13	14.62
Spread deposits	1.62	1.43	1.40	1.32	1.29	1.26	1.23

Brazil
Million dollars

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	3,070	2,359	711	30.1

Income from companies accounted for by the equity method	1	1	(0)	(33.0)
Net fees	1,683	1,214	469	38.6
Insurance activity	63	88	(25)	(28.5)

Commercial revenue	4,817	3,663	1,154	31.5

Gains (losses) on financial transactions	814	585	228	39.0

Gross operating income	5,631	4,248	1,383	32.5

Income from non-financial services (net) and other operating income	(38)	(24)	(14)	58.1
Operating expenses	(2,208)	(1,744)	(463)	26.6
General administrative expenses	(2,043)	(1,607)	(437)	27.2
Personnel	(1,095)	(818)	(276)	33.8
Other administrative expenses	(949)	(788)	(161)	20.4
Depreciation and amortisation	(164)	(138)	(26)	19.1

Net operating income	3,385	2,480	905	36.5

Net loan loss provisions	(1,251)	(756)	(495)	65.4
Other income	(421)	(300)	(121)	40.3

Profit before taxes (w/o capital gains)	1,713	1,423	289	20.3

Tax on profit	(556)	(469)	(87)	18.5

Net profit from ordinary activity	1,157	954	203	21.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	1,157	954	203	21.2

Minority interests	19	14	4	28.8

Attributable profit to the Group (w/o capital gains)	1,138	940	198	21.1

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	1,138	940	198	21.1

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	29,210	22,997	6,213	27.0
Trading portfolio (w/o loans)	6,258	11,741	(5,483)	(46.7)
Available-for-sale financial assets	6,144	4,261	1,883	44.2
Due from credit institutions*	5,850	4,032	1,818	45.1
Intangible assets and property and equipment	1,522	1,295	227	17.5
Other assets	19,565	19,891	(326)	(1.6)

Total assets/liabilities & shareholders’ equity	68,549	64,217	4,332	6.7

Customer deposits*	33,890	28,458	5,432	19.1
Marketable debt securities*	3,317	1,186	2,130	179.6
Subordinated debt	2,684	2,260	424	18.8
Insurance liabilities	2,794	2,466	328	13.3
Due to credit institutions*	10,444	9,299	1,145	12.3
Other liabilities	10,349	15,779	(5,430)	(34.4)
Shareholders’ equity	5,072	4,769	303	6.3

Other customer funds under management	26,160	30,730	(4,571)	(14.9)

Mutual funds	24,872	29,439	(4,566)	(15.5)
Pension funds	—	—	—	—
Managed portfolios	1,274	1,216	58	4.7
Savings-insurance policies	13	75	(62)	(82.4)

Customer funds under management	66,050	62,634	3,416	5.5

(*).-	Includes all stock of concept classified in the balance sheet.

Brazil
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	689	776	895	978	992	1,055	1,024

Income from companies accounted for by the equity method	0	0	0	0	0	0	0
Net fees	369	403	443	494	552	559	573
Insurance activity	28	34	26	11	26	23	14

Commercial revenue	1,085	1,213	1,364	1,483	1,569	1,637	1,611

Gains (losses) on financial transactions	175	266	144	269	329	271	214

Gross operating income	1,260	1,480	1,509	1,752	1,898	1,907	1,825

Income from non-financial services (net) and other operating income	(3)	(7)	(14)	(22)	(9)	(18)	(12)
Operating expenses	(541)	(579)	(624)	(744)	(706)	(746)	(756)
General administrative expenses	(500)	(534)	(573)	(692)	(656)	(690)	(697)
Personnel	(251)	(273)	(294)	(383)	(351)	(374)	(370)
Other administrative expenses	(248)	(261)	(279)	(309)	(305)	(316)	(327)
Depreciation and amortisation	(41)	(45)	(51)	(52)	(50)	(55)	(59)

Net operating income	717	893	870	987	1,183	1,144	1,058

Net loan loss provisions	(228)	(239)	(289)	(327)	(419)	(383)	(450)
Other income	(27)	(178)	(95)	(177)	(160)	(180)	(81)

Profit before taxes (w/o capital gains)	461	476	485	482	605	581	527

Tax on profit	(162)	(162)	(145)	(179)	(206)	(200)	(150)

Net profit from ordinary activity	299	315	340	304	399	381	377

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	299	315	340	304	399	381	377

Minority interests	5	5	5	5	7	7	5

Attributable profit to the Group (w/o capital gains)	294	310	336	299	392	375	372

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	294	310	336	299	392	375	372

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	20,056	21,214	22,997	29,438	27,399	31,051	29,210
Trading portfolio (w/o loans)	9,396	9,684	11,741	8,689	11,504	9,967	6,258
Available-for-sale financial assets	3,606	4,628	4,261	5,425	5,388	6,574	6,144
Due from credit institutions*	12,057	4,479	4,032	3,036	5,583	8,707	5,850
Intangible assets and property and equipment	884	1,085	1,295	925	939	1,078	1,522
Other assets	14,074	20,217	19,891	20,675	18,201	22,560	19,565

Total assets/liabilities & shareholders’ equity	60,074	61,307	64,217	68,189	69,014	79,938	68,549

Customer deposits*	24,355	26,829	28,458	31,626	32,112	37,602	33,890
Marketable debt securities*	1,262	1,253	1,186	1,589	2,000	3,038	3,317
Subordinated debt	2,010	2,136	2,260	2,387	2,462	3,054	2,684
Insurance liabilities	2,064	2,251	2,466	2,841	3,014	3,340	2,794
Due to credit institutions*	16,868	11,202	9,299	11,515	7,890	11,245	10,444
Other liabilities	9,552	13,000	15,779	14,108	16,263	15,525	10,349
Shareholders’ equity	3,962	4,636	4,769	4,123	5,271	6,135	5,072

Other customer funds under management	24,407	27,193	30,730	31,779	32,368	33,321	26,160

Mutual funds	23,384	25,984	29,439	30,352	30,864	31,670	24,872
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,023	1,138	1,216	1,350	1,403	1,540	1,274
Savings-insurance policies	—	71	75	78	101	111	13

Customer funds under management	52,034	57,411	62,634	67,381	68,942	77,015	66,050

(*).-	Includes all stock of concept classified in the balance sheet.

Brazil
Million Brazilian real

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	5,171	4,718	453	9.6

Income from companies accounted for by the equity method	1	2	(1)	(43.5)
Net fees	2,835	2,428	406	16.7
Insurance activity	106	176	(70)	(39.7)

Commercial revenue	8,113	7,324	789	10.8

Gains (losses) on financial transactions	1,370	1,170	200	17.1

Gross operating income	9,483	8,494	989	11.6

Income from non-financial services (net) and other operating income	(65)	(49)	(16)	33.2
Operating expenses	(3,718)	(3,488)	(230)	6.6
General administrative expenses	(3,441)	(3,212)	(229)	7.1
Personnel	(1,843)	(1,636)	(207)	12.7
Other administrative expenses	(1,598)	(1,576)	(22)	1.4
Depreciation and amortisation	(276)	(276)	(1)	0.3

Net operating income	5,701	4,958	743	15.0

Net loan loss provisions	(2,108)	(1,513)	(595)	39.3
Other income	(709)	(600)	(109)	18.2

Profit before taxes (w/o capital gains)	2,884	2,846	39	1.4

Tax on profit	(936)	(938)	2	(0.2)

Net profit from ordinary activity	1,948	1,908	40	2.1

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	1,948	1,908	40	2.1

Minority interests	31	29	2	8.5

Attributable profit to the Group (w/o capital gains)	1,917	1,879	38	2.0

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	1,917	1,879	38	2.0

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	56,212	42,280	13,932	33.0
Trading portfolio (w/o loans)	12,043	21,587	(9,543)	(44.2)
Available-for-sale financial assets	11,824	7,833	3,991	50.9
Due from credit institutions*	11,258	7,412	3,846	51.9
Intangible assets and property and equipment	2,929	2,381	548	23.0
Other assets	37,651	36,570	1,082	3.0

Total assets/liabilities & shareholders’ equity	131,917	118,062	13,854	11.7

Customer deposits*	65,219	52,320	12,899	24.7
Marketable debt securities*	6,383	2,181	4,202	192.6
Subordinated debt	5,164	4,155	1,010	24.3
Insurance liabilities	5,376	4,534	842	18.6
Due to credit institutions*	20,099	17,097	3,002	17.6
Other liabilities	19,916	29,009	(9,093)	(31.3)
Shareholders’ equity	9,760	8,768	992	11.3

Other customer funds under management	50,342	56,498	(6,155)	(10.9)

Mutual funds	47,865	54,123	(6,258)	(11.6)
Pension funds	—	—	—	—
Managed portfolios	2,452	2,237	215	9.6
Savings-insurance policies	25	138	(112)	(81.6)

Customer funds under management	127,108	115,153	11,955	10.4

(*).-	Includes all stock of concept classified in the balance sheet.

Brazil
Million Brazilian real

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	1,451	1,543	1,724	1,772	1,723	1,749	1,699

Income from companies accounted for by the equity method	1	1	1	0	0	1	1
Net fees	777	801	850	894	959	925	951
Insurance activity	58	67	50	17	45	37	23

Commercial revenue	2,287	2,412	2,625	2,683	2,728	2,711	2,673

Gains (losses) on financial transactions	368	534	269	491	572	445	353

Gross operating income	2,654	2,946	2,894	3,174	3,299	3,157	3,027

Income from non-financial services (net) and other operating income	(6)	(15)	(28)	(40)	(16)	(30)	(19)
Operating expenses	(1,139)	(1,150)	(1,198)	(1,351)	(1,227)	(1,235)	(1,255)
General administrative expenses	(1,053)	(1,060)	(1,099)	(1,258)	(1,140)	(1,144)	(1,158)
Personnel	(530)	(542)	(564)	(700)	(610)	(619)	(614)
Other administrative expenses	(523)	(517)	(535)	(558)	(530)	(524)	(544)
Depreciation and amortisation	(86)	(90)	(99)	(93)	(87)	(92)	(97)

Net operating income	1,510	1,781	1,667	1,782	2,056	1,891	1,753

Net loan loss provisions	(481)	(474)	(558)	(594)	(728)	(632)	(748)
Other income	(56)	(362)	(181)	(328)	(278)	(299)	(132)

Profit before taxes (w/o capital gains)	972	945	929	859	1,051	961	873

Tax on profit	(342)	(321)	(276)	(322)	(358)	(330)	(248)

Net profit from ordinary activity	630	624	653	538	693	631	625

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	630	624	653	538	693	631	625

Minority interests	10	10	9	8	12	11	8

Attributable profit to the Group (w/o capital gains)	620	614	645	530	681	620	616

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	620	614	645	530	681	620	616

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	40,624	40,765	42,280	51,921	47,745	49,464	56,212
Trading portfolio (w/o loans)	19,032	18,609	21,587	15,326	20,047	15,878	12,043
Available-for-sale financial assets	7,304	8,892	7,833	9,569	9,388	10,473	11,824
Due from credit institutions*	24,421	8,607	7,412	5,354	9,730	13,870	11,258
Intangible assets and property and equipment	1,792	2,085	2,381	1,632	1,635	1,718	2,929
Other assets	28,506	38,850	36,570	36,465	31,718	35,938	37,651

Total assets/liabilities & shareholders’ equity	121,679	117,808	118,062	120,266	120,263	127,341	131,917

Customer deposits*	49,332	51,555	52,320	55,779	55,959	59,900	65,219
Marketable debt securities*	2,556	2,407	2,181	2,803	3,486	4,839	6,383
Subordinated debt	4,072	4,104	4,155	4,210	4,290	4,865	5,164
Insurance liabilities	4,181	4,326	4,534	5,012	5,253	5,320	5,376
Due to credit institutions*	34,167	21,525	17,097	20,308	13,750	17,913	20,099
Other liabilities	19,347	24,981	29,009	24,882	28,340	24,731	19,916
Shareholders’ equity	8,025	8,909	8,768	7,273	9,186	9,773	9,760

Other customer funds under management	49,436	52,254	56,498	56,049	56,404	53,081	50,342

Mutual funds	47,365	49,931	54,123	53,531	53,783	50,450	47,865
Pension funds	—	—	—	—	—	—	—
Managed portfolios	2,071	2,187	2,237	2,380	2,445	2,453	2,452
Savings-insurance policies	—	136	138	137	177	177	25

Customer funds under management	105,396	110,320	115,153	118,840	120,139	122,684	127,108

(*).-	Includes all stock of concept classified in the balance sheet.

Mexico
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,465	1,417	48	3.4

Income from companies accounted for by the equity method	—	—	—	—
Net fees	465	422	43	10.2
Insurance activity	41	27	13	48.5

Commercial revenue	1,970	1,866	104	5.6

Gains (losses) on financial transactions	185	(2)	187	—

Gross operating income	2,155	1,864	291	15.6

Income from non-financial services (net) and other operating income	(56)	(50)	(6)	11.6
Operating expenses	(699)	(677)	(21)	3.2
General administrative expenses	(628)	(619)	(9)	1.4
Personnel	(340)	(325)	(15)	4.6
Other administrative expenses	(288)	(295)	6	(2.2)
Depreciation and amortisation	(71)	(58)	(13)	22.1

Net operating income	1,401	1,136	264	23.3

Net loan loss provisions	(603)	(309)	(294)	95.3
Other income	9	(20)	29	—

Profit before taxes (w/o capital gains)	806	807	(1)	(0.1)

Tax on profit	(84)	(135)	51	(37.9)

Net profit from ordinary activity	723	672	50	7.5

Net profit from discontinued operations	—	7	(7)	(100.0)

Net consolidated profit (w/o capital gains)	723	679	43	6.3

Minority interests	178	172	7	3.8

Attributable profit to the Group (w/o capital gains)	544	508	37	7.2

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	544	508	37	7.2

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	16,284	14,500	1,784	12.3
Trading portfolio (w/o loans)	11,305	12,630	(1,326)	(10.5)
Available-for-sale financial assets	4,403	4,477	(74)	(1.7)
Due from credit institutions*	7,625	6,720	905	13.5
Intangible assets and property and equipment	485	416	69	16.6
Other assets	4,573	4,290	283	6.6

Total assets/liabilities & shareholders’ equity	44,675	43,034	1,641	3.8

Customer deposits*	21,914	20,807	1,107	5.3
Marketable debt securities*	1,365	838	527	62.8
Subordinated debt	53	54	(2)	(3.0)
Insurance liabilities	165	89	76	85.7
Due to credit institutions*	12,738	12,676	62	0.5
Other liabilities	5,324	5,977	(653)	(10.9)
Shareholders’ equity	3,116	2,592	524	20.2

Other customer funds under management	10,235	13,051	(2,816)	(21.6)

Mutual funds	10,235	9,440	795	8.4
Pension funds	—	3,611	(3,611)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	33,566	34,751	(1,184)	(3.4)

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	24.90	27.78	(2.88	) p.
Efficiency ratio	32.41	36.01	(3.60	) p.
NPL ratio	2.06	1.09	0.97	p.
NPL coverage	134.45	210.43	(75.98	) p.
Number of employees (direct & indirect)	13,769	14,180	(411)		(2.9)
Number of branches	1,096	1,059	37		3.5

Mexico
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	456	463	497	476	469	477	518

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—	—
Net fees	127	139	156	166	151	159	155
Insurance activity	10	9	9	11	14	15	11

Commercial revenue	593	611	662	653	634	651	685

Gains (losses) on financial transactions	7	(8)	(1)	(29)	61	111	13

Gross operating income	600	603	661	624	695	763	697

Income from non-financial services (net) and other operating income	(20)	(15)	(16)	14	(18)	(17)	(22)
Operating expenses	(218)	(215)	(243)	(268)	(227)	(220)	(252)
General administrative expenses	(200)	(196)	(223)	(246)	(205)	(197)	(226)
Personnel	(102)	(106)	(116)	(116)	(112)	(111)	(116)
Other administrative expenses	(97)	(90)	(107)	(130)	(93)	(86)	(110)
Depreciation and amortisation	(18)	(19)	(20)	(22)	(23)	(23)	(25)

Net operating income	361	373	402	369	450	527	424

Net loan loss provisions	(90)	(113)	(106)	(150)	(140)	(208)	(255)
Other income	(2)	(3)	(15)	4	(8)	(7)	24

Profit before taxes (w/o capital gains)	269	257	281	223	302	312	193

Tax on profit	(65)	(35)	(35)	(28)	(49)	(68)	34

Net profit from ordinary activity	204	222	246	196	252	244	227

Net profit from discontinued operations	2	2	3	(0)	—	—	—

Net consolidated profit (w/o capital gains)	206	225	249	196	252	244	227

Minority interests	50	58	63	50	64	64	50

Attributable profit to the Group (w/o capital gains)	156	167	186	146	188	179	177

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	156	167	186	146	188	179	177

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	13,750	14,888	14,500	14,124	14,205	15,344	16,284
Trading portfolio (w/o loans)	13,249	13,650	12,630	10,779	9,493	11,523	11,305
Available-for-sale financial assets	6,406	6,272	4,477	3,929	3,722	4,230	4,403
Due from credit institutions*	5,524	6,821	6,720	5,684	5,364	8,287	7,625
Intangible assets and property and equipment	365	418	416	455	435	457	485
Other assets	5,610	4,193	4,290	4,525	4,516	3,951	4,573

Total assets/liabilities & shareholders’ equity	44,904	46,242	43,034	39,495	37,736	43,792	44,675

Customer deposits*	22,631	22,307	20,807	21,830	19,786	22,123	21,914
Marketable debt securities*	996	1,129	838	1,301	1,200	1,443	1,365
Subordinated debt	58	56	54	51	48	48	53
Insurance liabilities	92	101	89	98	98	113	165
Due to credit institutions*	12,273	14,235	12,676	8,292	8,636	11,736	12,738
Other liabilities	6,800	5,774	5,977	5,354	5,362	5,333	5,324
Shareholders’ equity	2,054	2,640	2,592	2,569	2,606	2,997	3,116

Other customer funds under management	12,403	13,490	13,051	9,259	9,379	10,087	10,235

Mutual funds	9,017	9,767	9,440	9,259	9,379	10,087	10,235
Pension funds	3,386	3,722	3,611	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	36,088	36,982	34,751	32,441	30,412	33,700	33,566

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.83	1.05	1.09	1.20	1.31	1.45	2.06
NPL coverage	241.35	216.93	210.43	192.25	174.92	157.91	134.45
Risk-weighted assets (data as of 30.06.08 and 30.09.08 estimated under BIS II)	15,965	15,123	15,050	15,337	16,088	21,608	21,880

Spread (Retail Banking)	14.39	14.25	14.41	14.02	14.71	14.90	14.70

Spread loans	10.84	10.79	10.99	10.64	11.19	11.44	10.99
Spread deposits	3.55	3.46	3.42	3.38	3.52	3.46	3.71

Mexico
Million dollars

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	2,227	1,904	323	17.0

Income from companies accounted for by the equity method	—	—	—	—
Net fees	707	567	140	24.6
Insurance activity	62	37	25	68.0

Commercial revenue	2,995	2,508	487	19.4

Gains (losses) on financial transactions	281	(3)	284	—

Gross operating income	3,276	2,504	772	30.8

Income from non-financial services (net) and other operating income	(85)	(67)	(18)	26.3
Operating expenses	(1,062)	(910)	(152)	16.7
General administrative expenses	(955)	(832)	(122)	14.7
Personnel	(516)	(436)	(80)	18.4
Other administrative expenses	(438)	(396)	(42)	10.6
Depreciation and amortisation	(107)	(78)	(30)	38.1

Net operating income	2,129	1,527	602	39.4

Net loan loss provisions	(917)	(415)	(502)	120.9
Other income	14	(27)	41	—

Profit before taxes (w/o capital gains)	1,225	1,084	141	13.0

Tax on profit	(127)	(181)	54	(29.8)

Net profit from ordinary activity	1,098	903	195	21.6

Net profit from discontinued operations	—	10	(10)	(100.0)

Net consolidated profit (w/o capital gains)	1,098	913	185	20.3

Minority interests	271	231	40	17.4

Attributable profit to the Group (w/o capital gains)	827	682	145	21.3

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	827	682	145	21.3

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	23,292	20,560	2,732	13.3
Trading portfolio (w/o loans)	16,169	17,908	(1,739)	(9.7)
Available-for-sale financial assets	6,297	6,348	(50)	(0.8)
Due from credit institutions*	10,906	9,529	1,377	14.5
Intangible assets and property and equipment	694	589	104	17.7
Other assets	6,541	6,083	458	7.5

Total assets/liabilities & shareholders’ equity	63,899	61,017	2,881	4.7

Customer deposits*	31,343	29,502	1,842	6.2
Marketable debt securities*	1,952	1,189	764	64.3
Subordinated debt	75	77	(2)	(2.2)
Insurance liabilities	237	126	110	87.3
Due to credit institutions*	18,220	17,974	246	1.4
Other liabilities	7,615	8,475	(860)	(10.1)
Shareholders’ equity	4,457	3,676	781	21.3

Other customer funds under management	14,639	18,506	(3,867)	(20.9)

Mutual funds	14,639	13,386	1,254	9.4
Pension funds	—	5,120	(5,120)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	48,010	49,273	(1,263)	(2.6)

(*)	Includes all stock of concept classified in the balance sheet.

Mexico
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	598	624	682	687	703	745	779

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—	—
Net fees	166	188	213	237	225	248	233
Insurance activity	13	12	12	16	22	24	17

Commercial revenue	777	823	908	939	949	1,017	1,029

Gains (losses) on financial transactions	9	(11)	(2)	(40)	91	172	18

Gross operating income	786	813	906	899	1,040	1,189	1,047

Income from non-financial services (net) and other operating income	(26)	(20)	(22)	17	(26)	(26)	(33)
Operating expenses	(286)	(290)	(334)	(383)	(340)	(343)	(378)
General administrative expenses	(262)	(265)	(306)	(351)	(307)	(308)	(340)
Personnel	(134)	(143)	(159)	(166)	(168)	(173)	(175)
Other administrative expenses	(128)	(122)	(147)	(185)	(139)	(134)	(165)
Depreciation and amortisation	(24)	(26)	(28)	(32)	(34)	(36)	(38)

Net operating income	474	503	551	533	673	820	636

Net loan loss provisions	(118)	(152)	(145)	(213)	(210)	(323)	(384)
Other income	(3)	(4)	(20)	5	(12)	(10)	36

Profit before taxes (w/o capital gains)	352	347	385	325	451	486	288

Tax on profit	(85)	(47)	(48)	(41)	(74)	(106)	53

Net profit from ordinary activity	267	299	337	284	377	381	340

Net profit from discontinued operations	3	3	4	0	—	—	—

Net consolidated profit (w/o capital gains)	270	302	341	284	377	381	340

Minority interests	66	78	87	72	96	100	75

Attributable profit to the Group (w/o capital gains)	204	224	254	212	282	280	266

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	204	224	254	212	282	280	266

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	18,312	20,106	20,560	20,793	22,462	24,188	23,292
Trading portfolio (w/o loans)	17,644	18,434	17,908	15,868	15,010	18,165	16,169
Available-for-sale financial assets	8,532	8,471	6,348	5,783	5,886	6,667	6,297
Due from credit institutions*	7,357	9,212	9,529	8,368	8,482	13,064	10,906
Intangible assets and property and equipment	487	564	589	669	688	720	694
Other assets	7,471	5,663	6,083	6,661	7,141	6,228	6,541

Total assets/liabilities & shareholders’ equity	59,803	62,449	61,017	58,141	59,669	69,034	63,899

Customer deposits*	30,140	30,126	29,502	32,136	31,286	34,875	31,343
Marketable debt securities*	1,327	1,524	1,189	1,915	1,897	2,274	1,952
Subordinated debt	77	76	77	76	75	75	75
Insurance liabilities	122	136	126	144	156	177	237
Due to credit institutions*	16,345	19,224	17,974	12,206	13,656	18,501	18,220
Other liabilities	9,056	7,798	8,475	7,881	8,478	8,406	7,615
Shareholders’ equity	2,736	3,565	3,676	3,782	4,121	4,725	4,457

Other customer funds under management	16,518	18,218	18,506	13,630	14,829	15,901	14,639

Mutual funds	12,009	13,191	13,386	13,630	14,829	15,901	14,639
Pension funds	4,509	5,027	5,120	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	48,062	49,944	49,273	47,756	48,087	53,125	48,010

(*)	Includes all stock of concept classified in the balance sheet.

Mexico
Million New Mexican peso

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	23,411	20,846	2,565	12.3

Income from companies accounted for by the equity method	—	—	—	—
Net fees	7,432	6,210	1,222	19.7
Insurance activity	648	402	246	61.3

Commercial revenue	31,492	27,459	4,033	14.7

Gains (losses) on financial transactions	2,953	(36)	2,990	—

Gross operating income	34,445	27,422	7,022	25.6

Income from non-financial services (net) and other operating income	(894)	(738)	(157)	21.2
Operating expenses	(11,165)	(9,964)	(1,200)	12.0
General administrative expenses	(10,036)	(9,114)	(923)	10.1
Personnel	(5,427)	(4,775)	(652)	13.7
Other administrative expenses	(4,609)	(4,339)	(271)	6.2
Depreciation and amortisation	(1,128)	(851)	(278)	32.6

Net operating income	22,386	16,720	5,665	33.9

Net loan loss provisions	(9,643)	(4,546)	(5,097)	112.1
Other income	143	(301)	443	—

Profit before taxes (w/o capital gains)	12,885	11,874	1,012	8.5

Tax on profit	(1,337)	(1,983)	646	(32.6)

Net profit from ordinary activity	11,548	9,891	1,657	16.8

Net profit from discontinued operations	—	106	(106)	(100.0)

Net consolidated profit (w/o capital gains)	11,548	9,997	1,551	15.5

Minority interests	2,849	2,527	322	12.7

Attributable profit to the Group (w/o capital gains)	8,699	7,470	1,229	16.5

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	8,699	7,470	1,229	16.5

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	255,871	224,506	31,365	14.0
Trading portfolio (w/o loans)	177,626	195,552	(17,925)	(9.2)
Available-for-sale financial assets	69,179	69,313	(134)	(0.2)
Due from credit institutions*	119,808	104,047	15,761	15.1
Intangible assets and property and equipment	7,619	6,437	1,182	18.4
Other assets	71,859	66,427	5,432	8.2

Total assets/liabilities & shareholders’ equity	701,961	666,280	35,681	5.4

Customer deposits*	344,324	322,142	22,182	6.9
Marketable debt securities*	21,447	12,978	8,469	65.3
Subordinated debt	828	841	(13)	(1.6)
Insurance liabilities	2,599	1,379	1,220	88.5
Due to credit institutions*	200,152	196,263	3,888	2.0
Other liabilities	83,649	92,538	(8,889)	(9.6)
Shareholders’ equity	48,963	40,139	8,824	22.0

Other customer funds under management	160,818	202,073	(41,255)	(20.4)

Mutual funds	160,818	146,163	14,655	10.0
Pension funds	—	55,909	(55,909)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	527,417	538,034	(10,617)	(2.0)

(*)	Includes all stock of concept classified in the balance sheet.

Mexico
Million New Mexican peso

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	6,590	6,790	7,467	7,459	7,594	7,774	8,043

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—	—
Net fees	1,829	2,043	2,339	2,575	2,436	2,592	2,405
Insurance activity	139	126	137	172	233	246	170

Commercial revenue	8,558	8,959	9,943	10,206	10,263	10,611	10,618

Gains (losses) on financial transactions	99	(117)	(19)	(439)	979	1,813	161

Gross operating income	8,657	8,842	9,924	9,767	11,242	12,424	10,779

Income from non-financial services (net) and other operating income	(286)	(214)	(237)	191	(285)	(272)	(338)
Operating expenses	(3,153)	(3,157)	(3,654)	(4,165)	(3,680)	(3,577)	(3,907)
General administrative expenses	(2,886)	(2,879)	(3,348)	(3,818)	(3,314)	(3,206)	(3,516)
Personnel	(1,480)	(1,554)	(1,741)	(1,805)	(1,813)	(1,809)	(1,805)
Other administrative expenses	(1,407)	(1,325)	(1,607)	(2,013)	(1,501)	(1,397)	(1,711)
Depreciation and amortisation	(267)	(278)	(306)	(348)	(366)	(371)	(391)

Net operating income	5,218	5,471	6,032	5,793	7,277	8,575	6,533

Net loan loss provisions	(1,302)	(1,654)	(1,590)	(2,322)	(2,267)	(3,391)	(3,985)
Other income	(35)	(45)	(221)	59	(131)	(108)	381

Profit before taxes (w/o capital gains)	3,881	3,772	4,221	3,530	4,879	5,077	2,929

Tax on profit	(939)	(513)	(531)	(447)	(800)	(1,109)	572

Net profit from ordinary activity	2,942	3,259	3,690	3,083	4,078	3,968	3,502

Net profit from discontinued operations	30	31	45	2	—	—	—

Net consolidated profit (w/o capital gains)	2,971	3,291	3,735	3,084	4,078	3,968	3,502

Minority interests	725	850	952	782	1,034	1,047	768

Attributable profit to the Group (w/o capital gains)	2,246	2,440	2,783	2,303	3,044	2,921	2,734

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	2,246	2,440	2,783	2,303	3,044	2,921	2,734

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	201,272	216,831	224,506	227,036	240,024	249,031	255,871
Trading portfolio (w/o loans)	193,929	198,800	195,552	173,260	160,394	187,020	177,626
Available-for-sale financial assets	93,771	91,354	69,313	63,149	62,896	68,644	69,179
Due from credit institutions*	80,860	99,347	104,047	91,367	90,637	134,500	119,808
Intangible assets and property and equipment	5,347	6,081	6,437	7,306	7,355	7,418	7,619
Other assets	82,116	61,071	66,427	72,729	76,312	64,123	71,859

Total assets/liabilities & shareholders’ equity	657,295	673,484	666,280	634,846	637,618	710,736	701,961

Customer deposits*	331,266	324,892	322,142	350,899	334,317	359,054	344,324
Marketable debt securities*	14,584	16,441	12,978	20,908	20,271	23,413	21,447
Subordinated debt	849	817	841	826	805	777	828
Insurance liabilities	1,344	1,467	1,379	1,577	1,662	1,826	2,599
Due to credit institutions*	179,648	207,319	196,263	133,279	145,927	190,477	200,152
Other liabilities	99,535	84,098	92,538	86,058	90,598	86,548	83,649
Shareholders’ equity	30,070	38,449	40,139	41,299	44,038	48,641	48,963

Other customer funds under management	181,552	196,470	202,073	148,822	158,468	163,708	160,818

Mutual funds	131,990	142,257	146,163	148,822	158,468	163,708	160,818
Pension funds	49,562	54,213	55,909	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	528,251	538,620	538,034	521,455	513,861	546,952	527,417

(*)	Includes all stock of concept classified in the balance sheet.

Chile
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	995	800	196	24.4

Income from companies accounted for by the equity method	1	(3)	4	—
Net fees	268	234	34	14.7
Insurance activity	42	35	7	20.1

Commercial revenue	1,306	1,065	241	22.6

Gains (losses) on financial transactions	20	47	(27)	(56.7)

Gross operating income	1,327	1,112	214	19.3

Income from non-financial services (net) and other operating income	(13)	(15)	2	(14.4)
Operating expenses	(468)	(434)	(33)	7.6
General administrative expenses	(422)	(390)	(32)	8.2
Personnel	(261)	(239)	(22)	9.1
Other administrative expenses	(162)	(152)	(10)	6.7
Depreciation and amortisation	(45)	(44)	(1)	2.8

Net operating income	846	663	183	27.7

Net loan loss provisions	(256)	(117)	(138)	117.8
Other income	5	43	(37)	(87.1)

Profit before taxes (w/o capital gains)	596	588	8	1.4

Tax on profit	(72)	(82)	10	(12.3)

Net profit from ordinary activity	524	506	18	3.6

Net profit from discontinued operations	—	31	(31)	(100.0)

Net consolidated profit (w/o capital gains)	524	537	(13)	(2.4)

Minority interests	106	108	(2)	(1.9)

Attributable profit to the Group (w/o capital gains)	418	429	(11)	(2.6)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	418	429	(11)	(2.6)

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	17,968	16,109	1,859	11.5
Trading portfolio (w/o loans)	2,449	1,833	616	33.6
Available-for-sale financial assets	1,719	936	784	83.8
Due from credit institutions*	1,295	1,501	(206)	(13.7)
Intangible assets and property and equipment	327	332	(5)	(1.6)
Other assets	2,536	1,978	558	28.2

Total assets/liabilities & shareholders’ equity	26,295	22,689	3,606	15.9

Customer deposits*	14,502	13,346	1,156	8.7
Marketable debt securities*	2,402	1,958	443	22.6
Subordinated debt	759	612	148	24.2
Insurance liabilities	102	68	34	50.8
Due to credit institutions*	4,000	3,356	644	19.2
Other liabilities	3,119	2,192	927	42.3
Shareholders’ equity	1,410	1,157	253	21.9

Other customer funds under management	3,426	13,014	(9,588)	(73.7)

Mutual funds	3,418	3,948	(529)	(13.4)
Pension funds	—	9,063	(9,063)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	8	3	5	138.5

Customer funds under management	21,090	28,930	(7,840)	(27.1)

(*)	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	36.68	44.84	(8.16	)p.
Efficiency ratio	35.24	39.05	(3.81	)p.
NPL ratio	2.45	2.08	0.37	p.
NPL coverage	110.83	121.04	(10.21	)p.
Number of employees (direct & indirect)	12,463	13,210	(747)		(5.7)
Number of branches	502	483	19		3.9

Chile
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	215	269	316	312	298	332	366

Income from companies accounted for by the equity method	(0)	(1)	(1)	(0)	(0)	2	(0)
Net fees	76	77	81	83	89	91	89
Insurance activity	10	11	13	14	15	13	14

Commercial revenue	301	355	409	409	401	437	469

Gains (losses) on financial transactions	34	7	5	(16)	3	(0)	17

Gross operating income	335	362	415	393	404	437	486

Income from non-financial services (net) and other operating income	(5)	(5)	(5)	(6)	(4)	(4)	(4)
Operating expenses	(132)	(146)	(157)	(156)	(155)	(161)	(151)
General administrative expenses	(120)	(132)	(139)	(146)	(139)	(146)	(137)
Personnel	(72)	(81)	(85)	(89)	(85)	(92)	(83)
Other administrative expenses	(48)	(51)	(53)	(57)	(54)	(55)	(54)
Depreciation and amortisation	(12)	(14)	(18)	(10)	(16)	(15)	(14)

Net operating income	199	211	253	231	244	271	331

Net loan loss provisions	(31)	(29)	(57)	(86)	(71)	(96)	(89)
Other income	12	17	13	13	11	5	(11)

Profit before taxes (w/o capital gains)	179	200	209	158	184	180	232

Tax on profit	(29)	(27)	(27)	(18)	(20)	(21)	(31)

Net profit from ordinary activity	150	173	182	140	164	159	200

Net profit from discontinued operations	10	13	8	5	—	—	—

Net consolidated profit (w/o capital gains)	160	186	191	145	164	159	200

Minority interests	29	39	39	31	31	34	41

Attributable profit to the Group (w/o capital gains)	131	147	152	114	133	126	159

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	131	147	152	114	133	126	159

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	15,494	15,654	16,109	17,103	18,231	16,398	17,968
Trading portfolio (w/o loans)	1,426	1,368	1,833	2,189	2,522	2,258	2,449
Available-for-sale financial assets	711	764	936	1,353	2,257	1,625	1,719
Due from credit institutions*	2,678	2,005	1,501	1,727	1,661	1,544	1,295
Intangible assets and property and equipment	301	333	332	338	355	306	327
Other assets	1,500	1,931	1,978	2,222	2,652	2,311	2,536

Total assets/liabilities & shareholders’ equity	22,110	22,055	22,689	24,931	27,678	24,442	26,295

Customer deposits*	13,372	13,594	13,346	14,566	15,851	13,836	14,502
Marketable debt securities*	1,467	1,695	1,958	2,242	2,425	2,254	2,402
Subordinated debt	690	678	612	680	682	632	759
Insurance liabilities	59	63	68	77	88	83	102
Due to credit institutions*	3,586	3,550	3,356	4,365	3,843	4,121	4,000
Other liabilities	1,520	1,286	2,192	1,926	2,990	2,192	3,119
Shareholders’ equity	1,416	1,189	1,157	1,075	1,800	1,325	1,410

Other customer funds under management	12,213	13,394	13,014	4,257	4,223	3,846	3,426

Mutual funds	3,811	4,224	3,948	4,252	4,217	3,841	3,418
Pension funds	8,402	9,170	9,063	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	3	5	6	5	8

Customer funds under management	27,742	29,361	28,930	21,744	23,181	20,568	21,090

(*)	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	1.70	1.88	2.08	2.11	2.23	2.28	2.45
NPL coverage	147.57	132.02	121.04	118.45	109.38	111.18	110.83
Risk-weighted assets (data as of 30.06.08 and 30.09.08 estimated under BIS II)	14,876	14,479	15,564	16,521	18,297	16,325	17,252

Spread (Retail Banking)	7.35	7.75	8.28	8.24	8.40	8.61	8.69

Spread loans	5.11	5.21	5.32	5.26	5.33	5.45	5.24
Spread deposits	2.24	2.54	2.96	2.98	3.07	3.16	3.45

Chile
Million dollars

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,513	1,075	438	40.8

Income from companies accounted for by the equity method	2	(4)	6	—
Net fees	407	314	93	29.7
Insurance activity	63	47	17	35.9

Commercial revenue	1,986	1,432	554	38.7

Gains (losses) on financial transactions	31	63	(32)	(51.1)

Gross operating income	2,016	1,495	522	34.9

Income from non-financial services (net) and other operating income	(20)	(20)	1	(3.2)
Operating expenses	(711)	(584)	(127)	21.7
General administrative expenses	(642)	(525)	(117)	22.4
Personnel	(396)	(321)	(75)	23.4
Other administrative expenses	(246)	(204)	(42)	20.7
Depreciation and amortisation	(69)	(59)	(10)	16.3

Net operating income	1,286	891	395	44.4

Net loan loss provisions	(389)	(158)	(231)	146.3
Other income	8	57	(49)	(85.5)

Profit before taxes (w/o capital gains)	906	790	116	14.6

Tax on profit	(110)	(110)	1	(0.8)

Net profit from ordinary activity	796	679	117	17.2

Net profit from discontinued operations	—	42	(42)	(100.0)

Net consolidated profit (w/o capital gains)	796	721	75	10.4

Minority interests	161	145	16	11.0

Attributable profit to the Group (w/o capital gains)	635	576	59	10.2

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	635	576	59	10.2

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	25,700	22,841	2,859	12.5
Trading portfolio (w/o loans)	3,503	2,599	904	34.8
Available-for-sale financial assets	2,459	1,327	1,133	85.4
Due from credit institutions*	1,852	2,128	(276)	(13.0)
Intangible assets and property and equipment	467	471	(4)	(0.8)
Other assets	3,627	2,805	822	29.3

Total assets/liabilities & shareholders’ equity	37,609	32,170	5,439	16.9

Customer deposits*	20,743	18,923	1,819	9.6
Marketable debt securities*	3,435	2,777	658	23.7
Subordinated debt	1,086	867	219	25.3
Insurance liabilities	146	96	50	52.2
Due to credit institutions*	5,721	4,759	962	20.2
Other liabilities	4,462	3,108	1,354	43.5
Shareholders’ equity	2,017	1,640	377	23.0

Other customer funds under management	4,901	18,453	(13,552)	(73.4)

Mutual funds	4,889	5,598	(708)	(12.7)
Pension funds	—	12,850	(12,850)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	11	5	7	140.6

Customer funds under management	30,164	41,020	(10,855)	(26.5)

(*)	Includes all stock of concept classified in the balance sheet.

Chile
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3 ’08
Income statement
Net interest income	281	361	432	446	446	517	550

Income from companies accounted for by the equity method	(0)	(2)	(2)	(0)	(1)	2	(0)
Net fees	100	103	111	120	133	141	134
Insurance activity	14	15	18	21	22	20	22

Commercial revenue	394	478	560	586	600	681	705

Gains (losses) on financial transactions	45	10	8	(21)	4	0	27

Gross operating income	439	488	567	565	604	681	732

Income from non-financial services (net) and other operating income	(7)	(7)	(7)	(8)	(7)	(7)	(6)
Operating expenses	(173)	(196)	(215)	(224)	(232)	(251)	(227)
General administrative expenses	(157)	(178)	(190)	(209)	(208)	(228)	(206)
Personnel	(94)	(110)	(117)	(127)	(128)	(143)	(125)
Other administrative expenses	(63)	(68)	(73)	(82)	(80)	(85)	(80)
Depreciation and amortisation	(16)	(19)	(25)	(15)	(24)	(23)	(21)

Net operating income	260	285	346	333	365	422	499

Net loan loss provisions	(41)	(39)	(78)	(121)	(107)	(149)	(133)
Other income	16	23	18	18	17	8	(17)

Profit before taxes (w/o capital gains)	235	269	287	230	275	282	349

Tax on profit	(38)	(36)	(37)	(27)	(30)	(32)	(47)

Net profit from ordinary activity	197	232	250	204	246	249	301

Net profit from discontinued operations	12	18	12	8	—	—	—

Net consolidated profit (w/o capital gains)	210	250	262	212	246	249	301

Minority interests	38	53	54	45	47	53	62

Attributable profit to the Group (w/o capital gains)	171	197	208	167	199	196	240

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	171	197	208	167	199	196	240

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	20,634	21,141	22,841	25,177	28,827	25,849	25,700
Trading portfolio (w/o loans)	1,899	1,847	2,599	3,222	3,988	3,560	3,503
Available-for-sale financial assets	947	1,031	1,327	1,992	3,569	2,562	2,459
Due from credit institutions*	3,567	2,708	2,128	2,542	2,626	2,434	1,852
Intangible assets and property and equipment	401	450	471	497	561	482	467
Other assets	1,998	2,608	2,805	3,271	4,194	3,643	3,627

Total assets/liabilities & shareholders’ equity	29,446	29,785	32,170	36,701	43,764	38,531	37,609

Customer deposits*	17,808	18,358	18,923	21,442	25,064	21,810	20,743
Marketable debt securities*	1,954	2,289	2,777	3,300	3,834	3,553	3,435
Subordinated debt	919	916	867	1,002	1,079	997	1,086
Insurance liabilities	79	85	96	113	139	132	146
Due to credit institutions*	4,776	4,794	4,759	6,426	6,076	6,496	5,721
Other liabilities	2,024	1,736	3,108	2,836	4,727	3,455	4,462
Shareholders’ equity	1,886	1,605	1,640	1,583	2,846	2,088	2,017

Other customer funds under management	16,266	18,088	18,453	6,266	6,677	6,063	4,901

Mutual funds	5,076	5,704	5,598	6,259	6,668	6,056	4,889
Pension funds	11,190	12,384	12,850	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	5	7	10	8	11

Customer funds under management	36,947	39,652	41,020	32,010	36,654	32,423	30,164

(*)	Includes all stock of concept classified in the balance sheet.

Chile
Million Chilean peso

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	729,363	568,526	160,837	28.3

Income from companies accounted for by the equity method	807	(2,055)	2,861	—
Net fees	196,404	166,136	30,268	18.2
Insurance activity	30,525	24,645	5,880	23.9

Commercial revenue	957,098	757,252	199,846	26.4

Gains (losses) on financial transactions	14,841	33,281	(18,440)	(55.4)

Gross operating income	971,938	790,533	181,405	22.9

Income from non-financial services (net) and other operating income	(9,503)	(10,770)	1,267	(11.8)
Operating expenses	(342,550)	(308,741)	(33,809)	11.0
General administrative expenses	(309,390)	(277,459)	(31,931)	11.5
Personnel	(190,939)	(169,737)	(21,201)	12.5
Other administrative expenses	(118,452)	(107,722)	(10,730)	10.0
Depreciation and amortisation	(33,159)	(31,281)	(1,878)	6.0

Net operating income	619,886	471,022	148,864	31.6

Net loan loss provisions	(187,372)	(83,466)	(103,906)	124.5
Other income	4,008	30,247	(26,238)	(86.7)

Profit before taxes (w/o capital gains)	436,523	417,803	18,719	4.5

Tax on profit	(52,822)	(58,443)	5,621	(9.6)

Net profit from ordinary activity	383,700	359,360	24,340	6.8

Net profit from discontinued operations	—	22,084	(22,084)	(100.0)

Net consolidated profit (w/o capital gains)	383,700	381,444	2,256	0.6

Minority interests	77,558	76,692	865	1.1

Attributable profit to the Group (w/o capital gains)	306,143	304,752	1,391	0.5

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	306,143	304,752	1,391	0.5

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	14,115,633	11,692,154	2,423,479	20.7
Trading portfolio (w/o loans)	1,924,286	1,330,681	593,605	44.6
Available-for-sale financial assets	1,350,779	679,073	671,706	98.9
Due from credit institutions*	1,017,278	1,089,160	(71,882)	(6.6)
Intangible assets and property and equipment	256,703	241,113	15,590	6.5
Other assets	1,992,154	1,435,761	556,392	38.8

Total assets/liabilities & shareholders’ equity	20,656,832	16,467,942	4,188,891	25.4

Customer deposits*	11,392,878	9,686,766	1,706,112	17.6
Marketable debt securities*	1,886,693	1,421,459	465,234	32.7
Subordinated debt	596,509	443,849	152,660	34.4
Insurance liabilities	80,042	49,029	31,014	63.3
Due to credit institutions*	3,142,321	2,436,067	706,253	29.0
Other liabilities	2,450,571	1,591,047	859,524	54.0
Shareholders’ equity	1,107,819	839,725	268,094	31.9

Other customer funds under management	2,691,671	9,445,840	(6,754,169)	(71.5)

Mutual funds	2,685,411	2,865,420	(180,009)	(6.3)
Pension funds	—	6,577,995	(6,577,995)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	6,260	2,425	3,835	158.1

Customer funds under management	16,567,750	20,997,913	(4,430,163)	(21.1)

(*)	Includes all stock of concept classified in the balance sheet.

Chile
Million Chilean peso

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	152,123	190,645	225,757	226,078	206,446	242,169	280,747

Income from companies accounted for by the equity method	(168)	(950)	(937)	(47)	(294)	1,162	(61)
Net fees	53,791	54,460	57,885	60,550	61,375	66,167	68,862
Insurance activity	7,371	7,932	9,342	10,424	10,090	9,285	11,150

Commercial revenue	213,117	252,088	292,047	297,004	277,616	318,783	360,699

Gains (losses) on financial transactions	24,308	5,142	3,831	(11,423)	1,930	33	12,878

Gross operating income	237,425	257,230	295,878	285,580	279,546	318,816	373,577

Income from non-financial services (net) and other operating income	(3,532)	(3,705)	(3,533)	(4,296)	(3,043)	(3,244)	(3,216)
Operating expenses	(93,276)	(103,509)	(111,956)	(113,320)	(107,558)	(117,799)	(117,193)
General administrative expenses	(84,820)	(93,693)	(98,946)	(105,811)	(96,264)	(106,864)	(106,262)
Personnel	(50,958)	(57,803)	(60,977)	(64,242)	(59,189)	(66,961)	(64,789)
Other administrative expenses	(33,862)	(35,890)	(37,969)	(41,569)	(37,075)	(39,903)	(41,473)
Depreciation and amortisation	(8,456)	(9,816)	(13,010)	(7,509)	(11,294)	(10,935)	(10,931)

Net operating income	140,618	150,015	180,390	167,965	168,945	197,773	253,168

Net loan loss provisions	(22,184)	(20,540)	(40,741)	(61,933)	(49,365)	(69,687)	(68,320)
Other income	8,476	12,183	9,589	9,116	7,848	3,832	(7,671)

Profit before taxes (w/o capital gains)	126,909	141,658	149,237	115,148	127,428	131,918	177,177

Tax on profit	(20,407)	(18,989)	(19,046)	(13,166)	(13,744)	(15,200)	(23,878)

Net profit from ordinary activity	106,501	122,669	130,190	101,982	113,684	116,718	153,299

Net profit from discontinued operations	6,740	9,304	6,040	3,897	—	—	—

Net consolidated profit (w/o capital gains)	113,242	131,972	136,230	105,879	113,684	116,718	153,299

Minority interests	20,648	27,966	28,079	22,590	21,575	24,685	31,298

Attributable profit to the Group (w/o capital gains)	92,594	104,006	108,152	83,289	92,109	92,034	122,001

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	92,594	104,006	108,152	83,289	92,109	92,034	122,001

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	11,097,171	11,140,046	11,692,154	12,536,762	12,725,547	13,468,868	14,115,633
Trading portfolio (w/o loans)	1,021,312	973,477	1,330,681	1,604,528	1,760,436	1,854,979	1,924,286
Available-for-sale financial assets	509,351	543,463	679,073	992,140	1,575,377	1,334,827	1,350,779
Due from credit institutions*	1,918,147	1,426,768	1,089,160	1,265,906	1,159,371	1,268,426	1,017,278
Intangible assets and property and equipment	215,860	236,953	241,113	247,445	247,731	251,167	256,703
Other assets	1,074,337	1,374,335	1,435,761	1,628,571	1,851,231	1,898,099	1,992,154

Total assets/liabilities & shareholders’ equity	15,836,178	15,695,041	16,467,942	18,275,352	19,319,693	20,076,366	20,656,832

Customer deposits*	9,577,402	9,673,911	9,686,766	10,677,023	11,064,344	11,364,353	11,392,878
Marketable debt securities*	1,050,837	1,206,448	1,421,459	1,643,156	1,692,466	1,851,037	1,886,693
Subordinated debt	494,009	482,791	443,849	498,762	476,187	519,259	596,509
Insurance liabilities	42,437	44,940	49,029	56,211	61,256	68,576	80,042
Due to credit institutions*	2,568,721	2,526,133	2,436,067	3,199,825	2,682,307	3,384,791	3,142,321
Other liabilities	1,088,713	914,924	1,591,047	1,412,132	2,086,914	1,800,230	2,450,571
Shareholders’ equity	1,014,060	845,894	839,725	788,243	1,256,219	1,088,119	1,107,819

Other customer funds under management	8,747,604	9,531,526	9,445,840	3,120,268	2,947,700	3,159,299	2,691,671

Mutual funds	2,729,828	3,005,757	2,865,420	3,116,543	2,943,497	3,155,229	2,685,411
Pension funds	6,017,776	6,525,769	6,577,995	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	2,425	3,725	4,203	4,070	6,260

Customer funds under management	19,869,852	20,894,675	20,997,913	15,939,210	16,180,697	16,893,948	16,567,750

(*)	Includes all stock of concept classified in the balance sheet.

Financial Management and Equity Stakes
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income (w/o dividends)	(1,557)	(1,216)	(340)	28.0
Dividends	180	165	15	9.3

Net interest income	(1,377)	(1,052)	(325)	30.9

Income from companies accounted for by the equity method	794	240	554	231.3
Net fees	18	22	(4)	(18.3)
Insurance activity	—	—	—	—

Commercial revenue	(565)	(791)	225	(28.5)

Gains (losses) on financial transactions	696	625	71	11.4

Gross operating income	131	(166)	297	—

Income from non-financial services (net) and other operating income	6	1	5	465.9
Operating expenses	(568)	(597)	29	(4.9)
General administrative expenses	(495)	(399)	(96)	24.1
Personnel	(174)	(164)	(11)	6.4
Other administrative expenses	(321)	(235)	(86)	36.4
Depreciation and amortisation	(73)	(198)	126	(63.3)

Net operating income	(431)	(762)	331	(43.5)

Net loan loss provisions	(73)	22	(94)	—
Other income	142	(194)	335	—

Profit before taxes (w/o capital gains)	(362)	(934)	572	(61.3)

Tax on profit	655	469	186	39.7

Net profit from ordinary activity	293	(465)	758	—

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	293	(465)	758	—

Minority interests	(2)	12	(14)	—

Attributable profit to the Group (w/o capital gains)	295	(477)	772	—

Net extraordinary capital gains and allowances	—	566	(566)	(100.0)

Attributable profit to the Group	295	89	206	232.1

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Trading portfolio (w/o loans)	3,288	2,060	1,228	59.6
Available-for-sale financial assets	16,334	19,098	(2,765)	(14.5)
Investments	15,235	4,818	10,417	216.2
Goodwill	13,336	14,257	(921)	(6.5)
Liquidity lent to the Group	76,729	86,224	(9,495)	(11.0)
Capital assigned to Group areas	39,271	33,266	6,005	18.1
Other assets	83,766	39,263	44,503	113.3

Total assets/liabilities & shareholders’ equity	247,960	198,988	48,972	24.6

Customer deposits*	2,344	2,484	(140)	(5.6)
Marketable debt securities*	110,934	88,886	22,048	24.8
Subordinated debt	22,603	19,113	3,490	18.3
Preferred securities	—	—	—	—
Other liabilities	60,589	48,525	12,064	24.9
Group capital and reserves	51,490	39,979	11,511	28.8

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	135,881	110,483	25,398	23.0

(*)	Includes all stock of concept classified in the balance sheet.

Resources
Number of employees (direct & indirect)	1,730	1,614	116	7.2

Financial Management and Equity Stakes
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income (w/o dividends)	(394)	(391)	(432)	(554)	(537)	(430)	(590)
Dividends	3	145	16	18	22	141	17

Net interest income	(391)	(245)	(416)	(536)	(516)	(289)	(572)

Income from companies accounted for by the equity method	56	97	86	187	338	269	186
Net fees	12	18	(8)	8	(6)	9	14
Insurance activity	(1)	1	—	—	—	—	—

Commercial revenue	(323)	(129)	(338)	(341)	(183)	(10)	(372)

Gains (losses) on financial transactions	(132)	250	507	592	146	351	199

Gross operating income	(455)	121	168	251	(37)	340	(173)

Income from non-financial services (net) and other operating income	(5)	(3)	9	14	(5)	9	3
Operating expenses	(193)	(204)	(200)	(168)	(201)	(214)	(153)
General administrative expenses	(126)	(136)	(137)	(107)	(155)	(193)	(147)
Personnel	(48)	(59)	(57)	(73)	(74)	(61)	(39)
Other administrative expenses	(79)	(77)	(80)	(35)	(81)	(131)	(109)
Depreciation and amortisation	(67)	(68)	(63)	(60)	(46)	(22)	(5)

Net operating income	(653)	(86)	(23)	97	(243)	135	(323)

Net loan loss provisions	9	5	8	(36)	(2)	(66)	(5)
Other income	(149)	(26)	(18)	77	(82)	68	156

Profit before taxes (w/o capital gains)	(793)	(108)	(33)	139	(326)	137	(172)

Tax on profit	304	70	95	155	270	216	169

Net profit from ordinary activity	(489)	(38)	62	294	(56)	352	(3)

Net profit from discontinued operations	—	—	—	(0)	—	—	—

Net consolidated profit (w/o capital gains)	(489)	(38)	62	294	(56)	352	(3)

Minority interests	6	3	3	(3)	2	(2)	(2)

Attributable profit to the Group (w/o capital gains)	(495)	(41)	59	298	(58)	354	(1)

Net extraordinary capital gains and allowances	—	566	—	368	—	—	—

Attributable profit to the Group	(495)	525	59	665	(58)	354	(1)

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Trading portfolio (w/o loans)	1,181	1,405	2,060	1,328	2,939	2,674	3,288
Available-for-sale financial assets	9,960	16,577	19,098	21,528	15,171	17,156	16,334
Investments	4,839	4,876	4,818	15,604	15,371	17,126	15,235
Goodwill	14,368	14,484	14,257	13,827	13,125	13,134	13,336
Liquidity lent to the Group	79,294	82,925	86,224	80,450	86,607	91,848	76,729
Capital assigned to Group areas	34,505	34,959	33,266	32,038	36,959	38,726	39,271
Other assets	37,116	39,961	39,263	55,381	60,741	60,133	83,766

Total assets/liabilities & shareholders’ equity	181,263	195,186	198,988	220,155	230,914	240,798	247,960

Customer deposits*	187	413	2,484	1,969	947	2,941	2,344
Marketable debt securities*	82,731	89,462	88,886	82,196	100,063	108,224	110,934
Subordinated debt	19,303	18,539	19,113	22,874	22,576	21,894	22,603
Preferred securities	—	—	—	—	—	—	—
Other liabilities	35,640	46,505	48,525	66,160	51,842	56,078	60,589
Group capital and reserves	43,402	40,267	39,979	46,955	55,486	51,660	51,490

Other customer funds under management	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	102,221	108,414	110,483	107,040	123,586	133,060	135,881

(*)	Includes all stock of concept classified in the balance sheet.

Other information
Risk-weighted assets (data as of 30.06.08 and 30.09.08 estimated under BIS II)	50,846	48,093	46,979	58,380	58,489	48,362	36,360

Spain
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	4,837	3,963	874	22.0

Income from companies accounted for by the equity method	(1)	6	(7)	—
Net fees	2,392	2,554	(162)	(6.3)
Insurance activity	99	94	5	4.8

Commercial revenue	7,326	6,617	709	10.7

Gains (losses) on financial transactions	365	485	(120)	(24.7)

Gross operating income	7,692	7,103	589	8.3

Income from non-financial services (net) and other operating income	(7)	7	(13)	—
Operating expenses	(2,903)	(2,779)	(124)	4.5
General administrative expenses	(2,584)	(2,467)	(117)	4.8
Personnel	(1,819)	(1,739)	(80)	4.6
Other administrative expenses	(765)	(728)	(37)	5.1
Depreciation and amortisation	(319)	(312)	(6)	2.0

Net operating income	4,782	4,330	452	10.4

Net loan loss provisions	(966)	(450)	(516)	114.7
Other income	(8)	39	(47)	—

Profit before taxes (w/o capital gains)	3,808	3,919	(111)	(2.8)

Tax on profit	(1,024)	(1,096)	72	(6.6)

Net profit from ordinary activity	2,784	2,823	(39)	(1.4)

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	2,784	2,823	(39)	(1.4)

Minority interests	74	67	7	10.5

Attributable profit to the Group (w/o capital gains)	2,711	2,756	(46)	(1.7)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	2,711	2,756	(46)	(1.7)

			Variation
	30.09.08	30.09.07	Amount	%
Balance sheet
Customer loans*	237,844	225,539	12,305	5.5
Trading portfolio (w/o loans)	58,627	35,309	23,318	66.0
Available-for-sale financial assets	9,652	8,569	1,082	12.6
Due from credit institutions*	48,690	62,749	(14,059)	(22.4)
Intangible assets and property and equipment	4,494	4,411	83	1.9
Other assets	17,419	11,906	5,513	46.3

Total assets/liabilities & shareholders’ equity	376,726	348,484	28,242	8.1

Customer deposits*	129,870	120,794	9,075	7.5
Marketable debt securities*	41,176	39,137	2,040	5.2
Subordinated debt	1,396	1,946	(549)	(28.2)
Insurance liabilities	9,181	6,561	2,620	39.9
Due to credit institutions*	42,748	39,511	3,237	8.2
Other liabilities	134,074	124,509	9,565	7.7
Shareholders’ equity	18,281	16,026	2,254	14.1

Other customer funds under management	74,944	97,999	(23,056)	(23.5)

Mutual funds	51,984	75,125	(23,141)	(30.8)
Pension funds	9,819	10,116	(297)	(2.9)
Managed portfolios	5,580	8,143	(2,563)	(31.5)
Savings-insurance policies	7,561	4,615	2,946	63.8

Customer funds under management	247,386	259,876	(12,490)	(4.8)

(*)	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	20.46	23.10	(2.64	)p.
Efficiency ratio	37.04	38.21	(1.17	)p.
NPL ratio	1.50	0.56	0.94	p.
NPL coverage	128.79	280.24	(151.45	)p.
Number of employees (direct & indirect)	34,629	35,112	(483)		(1.4)
Number of branches	5,027	4,998	29		0.6

Spain
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	1,255	1,344	1,364	1,427	1,498	1,666	1,672

Income from companies accounted for by the equity method	2	2	2	3	1	(0)	(2)
Net fees	923	847	783	800	833	794	765
Insurance activity	32	29	33	28	31	34	33

Commercial revenue	2,213	2,222	2,182	2,258	2,363	2,495	2,469

Gains (losses) on financial transactions	258	100	127	69	218	48	99

Gross operating income	2,471	2,323	2,309	2,327	2,581	2,543	2,568

Income from non-financial services (net) and other operating income	4	5	(2)	0	1	0	(8)
Operating expenses	(904)	(932)	(943)	(968)	(971)	(968)	(964)
General administrative expenses	(801)	(830)	(836)	(862)	(865)	(862)	(857)
Personnel	(568)	(581)	(589)	(602)	(607)	(610)	(602)
Other administrative expenses	(233)	(248)	(247)	(260)	(258)	(252)	(255)
Depreciation and amortisation	(103)	(102)	(107)	(106)	(106)	(106)	(107)

Net operating income	1,571	1,395	1,364	1,360	1,611	1,575	1,596

Net loan loss provisions	(108)	(175)	(167)	(259)	(238)	(330)	(398)
Other income	45	38	(44)	24	7	14	(28)

Profit before taxes (w/o capital gains)	1,508	1,259	1,153	1,124	1,380	1,258	1,170

Tax on profit	(425)	(349)	(322)	(334)	(365)	(341)	(318)

Net profit from ordinary activity	1,082	910	831	790	1,015	917	852

Net profit from discontinued operations	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	1,082	910	831	790	1,015	917	852

Minority interests	22	25	19	22	24	25	25

Attributable profit to the Group (w/o capital gains)	1,060	885	812	769	991	893	827

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	1,060	885	812	769	991	893	827

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Balance sheet
Customer loans*	212,804	221,957	225,539	235,447	237,887	243,742	237,844
Trading portfolio (w/o loans)	31,489	37,419	35,309	43,066	52,422	58,339	58,627
Available-for-sale financial assets	9,009	8,286	8,569	8,537	7,675	6,929	9,652
Due from credit institutions*	59,358	42,338	62,749	44,598	40,922	51,993	48,690
Intangible assets and property and equipment	3,991	4,338	4,411	4,460	4,491	4,497	4,494
Other assets	10,390	11,422	11,906	19,711	15,267	17,252	17,419

Total assets/liabilities & shareholders’ equity	327,040	325,759	348,484	355,819	358,663	382,753	376,726

Customer deposits*	115,017	114,607	120,794	125,185	124,325	126,022	129,870
Marketable debt securities*	32,883	38,445	39,137	40,538	43,631	43,288	41,176

Subordinated debt	1,941	1,920	1,946	1,970	1,966	1,953	1,396
Insurance liabilities	5,686	6,269	6,561	6,810	7,763	8,573	9,181
Due to credit institutions*	46,158	29,353	39,511	37,690	32,903	39,446	42,748
Other liabilities	109,500	118,792	124,509	127,700	130,709	144,301	134,074
Shareholders’ equity	15,855	16,374	16,026	15,925	17,367	19,170	18,281

Other customer funds under management	100,323	101,665	97,999	90,766	82,510	77,139	74,944

Mutual funds	78,854	78,934	75,125	67,246	60,110	55,254	51,984
Pension funds	9,980	10,118	10,116	10,464	10,107	9,915	9,819
Managed portfolios	7,913	8,462	8,143	7,577	5,864	5,050	5,580
Savings-insurance policies	3,577	4,151	4,615	5,478	6,430	6,919	7,561

Customer funds under management	250,165	256,637	259,876	258,459	252,432	248,402	247,386

(*)	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.51	0.51	0.56	0.63	0.84	1.08	1.50
NPL coverage	292.15	309.72	280.24	264.48	202.28	164.94	128.79

Retail Banking
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	12,738	11,306	1,431	12.7

Income from companies accounted for by the equity method	5	7	(2)	(28.7)
Net fees	5,279	4,957	322	6.5
Insurance activity	(0)	0	(0)	—

Commercial revenue	18,022	16,270	1,751	10.8

Gains (losses) on financial transactions	1,013	563	450	79.8

Gross operating income	19,034	16,834	2,201	13.1

Income from non-financial services (net) and other operating income	(70)	(34)	(36)	104.1
Operating expenses	(7,670)	(7,415)	(255)	3.4
General administrative expenses	(6,903)	(6,740)	(163)	2.4
Personnel	(4,229)	(4,084)	(145)	3.5
Other administrative expenses	(2,674)	(2,655)	(18)	0.7
Depreciation and amortisation	(768)	(675)	(93)	13.7

Net operating income	11,294	9,384	1,910	20.3

Net loan loss provisions	(3,813)	(2,459)	(1,354)	55.1
Other income	(372)	(158)	(214)	135.4

Profit before taxes (w/o capital gains)	7,109	6,767	342	5.0

			Variation
	30.09.08	30.09.07	Amount	%
Business volumes
Total assets	652,412	585,115	67,297	11.5
Customer loans	498,633	475,054	23,579	5.0
Customer deposits	322,075	276,743	45,331	16.4

Retail Banking
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	3,553	3,766	3,987	4,008	4,135	4,189	4,414

Income from companies accounted for by the equity method	3	2	2	6	2	3	0
Net fees	1,583	1,691	1,682	1,661	1,746	1,734	1,799
Insurance activity	0	(0)	(0)	(0)	0	(0)	(0)

Commercial revenue	5,140	5,459	5,672	5,674	5,883	5,925	6,214

Gains (losses) on financial transactions	213	157	192	321	376	365	272

Gross operating income	5,353	5,616	5,864	5,995	6,259	6,290	6,486

Income from non-financial services (net) and other operating income	(6)	(5)	(24)	5	(22)	(20)	(28)
Operating expenses	(2,398)	(2,470)	(2,547)	(2,608)	(2,527)	(2,521)	(2,622)
General administrative expenses	(2,185)	(2,250)	(2,305)	(2,384)	(2,291)	(2,261)	(2,350)
Personnel	(1,311)	(1,371)	(1,402)	(1,425)	(1,386)	(1,411)	(1,432)
Other administrative expenses	(873)	(880)	(903)	(960)	(905)	(850)	(918)
Depreciation and amortisation	(213)	(219)	(242)	(223)	(235)	(260)	(272)

Net operating income	2,949	3,142	3,293	3,393	3,710	3,749	3,835

Net loan loss provisions	(726)	(856)	(877)	(934)	(1,104)	(1,238)	(1,471)
Other income	20	(78)	(100)	(136)	(145)	(114)	(114)

Profit before taxes (ordinary)	2,243	2,208	2,316	2,322	2,461	2,397	2,251

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Business volumes
Total assets	564,950	583,722	585,115	596,441	595,398	616,248	652,412
Customer loans	450,074	469,221	475,054	482,954	474,315	490,437	498,633
Customer deposits	269,160	273,930	276,743	279,000	267,557	285,359	322,075

Retail Banking Continental Europe
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	6,247	5,320	927	17.4

Income from companies accounted for by the equity method	(1)	6	(7)	—
Net fees	2,625	2,473	152	6.2
Insurance activity	(0)	(0)	(0)	—

Commercial revenue	8,872	7,799	1,073	13.8

Gains (losses) on financial transactions	381	313	68	21.8

Gross operating income	9,253	8,112	1,141	14.1

Income from non-financial services (net) and other operating income	12	24	(12)	(51.7)
Operating expenses	(3,432)	(3,258)	(174)	5.3
General administrative expenses	(3,042)	(2,889)	(154)	5.3
Personnel	(2,050)	(1,972)	(79)	4.0
Other administrative expenses	(992)	(917)	(75)	8.2
Depreciation and amortisation	(390)	(369)	(20)	5.5

Net operating income	5,832	4,878	955	19.6

Net loan loss provisions	(1,695)	(1,074)	(621)	57.8
Other income	(26)	(4)	(21)	487.6

Profit before taxes (w/o capital gains)	4,111	3,799	312	8.2

Retail Banking Continental Europe
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	1,699	1,783	1,838	1,895	2,008	2,076	2,163

Income from companies accounted for by the equity method	2	2	2	3	1	(0)	(2)
Net fees	804	852	817	767	866	862	897
Insurance activity	—	0	(0)	0	(0)	—	(0)

Commercial revenue	2,505	2,637	2,657	2,665	2,875	2,939	3,058

Gains (losses) on financial transactions	123	103	87	103	112	135	135

Gross operating income	2,628	2,741	2,744	2,768	2,987	3,073	3,192

Income from non-financial services (net) and other operating income	10	12	2	12	4	8	0
Operating expenses	(1,051)	(1,095)	(1,111)	(1,132)	(1,138)	(1,133)	(1,161)
General administrative expenses	(932)	(975)	(981)	(1,002)	(1,010)	(1,002)	(1,031)
Personnel	(636)	(664)	(672)	(666)	(675)	(684)	(692)
Other administrative expenses	(297)	(311)	(309)	(336)	(335)	(318)	(339)
Depreciation and amortisation	(119)	(120)	(130)	(130)	(128)	(131)	(130)

Net operating income	1,586	1,657	1,634	1,648	1,853	1,948	2,031

Net loan loss provisions	(314)	(409)	(351)	(413)	(462)	(551)	(682)
Other income	(3)	4	(6)	13	(6)	7	(27)

Profit before taxes (w/o capital gains)	1,269	1,252	1,278	1,249	1,386	1,404	1,322

Retail Banking Spain
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	4,230	3,529	701	19.9

Income from companies accounted for by the equity method	(1)	6	(7)	—
Net fees	1,939	1,944	(6)	(0.3)
Insurance activity	(0)	(0)	(0)	—

Commercial revenue	6,168	5,480	688	12.6

Gains (losses) on financial transactions	319	296	24	8.1

Gross operating income	6,487	5,775	712	12.3

Income from non-financial services (net) and other operating income	(7)	10	(17)	—
Operating expenses	(2,474)	(2,388)	(86)	3.6
General administrative expenses	(2,196)	(2,116)	(80)	3.8
Personnel	(1,572)	(1,528)	(44)	2.9
Other administrative expenses	(624)	(588)	(36)	6.1
Depreciation and amortisation	(278)	(272)	(6)	2.2

Net operating income	4,006	3,397	609	17.9

Net loan loss provisions	(931)	(516)	(415)	80.3
Other income	(3)	15	(18)	—

Profit before taxes (w/o capital gains)	3,073	2,896	177	6.1

Retail Banking Spain
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	1,120	1,181	1,228	1,283	1,363	1,431	1,436

Income from companies accounted for by the equity method	2	2	2	3	1	(0)	(2)
Net fees	643	671	631	601	668	638	633
Insurance activity	—	0	(0)	0	(0)	—	(0)

Commercial revenue	1,765	1,853	1,861	1,886	2,032	2,069	2,067

Gains (losses) on financial transactions	120	94	81	95	101	121	98

Gross operating income	1,886	1,948	1,942	1,981	2,132	2,190	2,165

Income from non-financial services (net) and other operating income	5	6	(1)	4	(2)	5	(9)
Operating expenses	(778)	(800)	(811)	(810)	(827)	(827)	(820)
General administrative expenses	(689)	(711)	(716)	(718)	(735)	(734)	(727)
Personnel	(499)	(512)	(518)	(512)	(524)	(529)	(519)
Other administrative expenses	(190)	(199)	(199)	(206)	(211)	(205)	(208)
Depreciation and amortisation	(89)	(89)	(94)	(92)	(92)	(93)	(93)

Net operating income	1,112	1,154	1,131	1,176	1,303	1,368	1,335

Net loan loss provisions	(148)	(212)	(156)	(210)	(229)	(307)	(395)
Other income	7	11	(2)	5	(1)	17	(19)

Profit before taxes (w/o capital gains)	971	952	973	970	1,073	1,078	922

Retail Banking Portugal
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	547	522	25	4.8

Income from companies accounted for by the equity method	—	—	—	—
Net fees	232	233	(1)	(0.5)
Insurance activity	—	—	—	—

Commercial revenue	779	755	24	3.2

Gains (losses) on financial transactions	26	20	6	29.5

Gross operating income	805	775	30	3.8

Income from non-financial services (net) and other operating income	(4)	(6)	1	(25.2)
Operating expenses	(378)	(367)	(10)	2.8
General administrative expenses	(325)	(317)	(8)	2.5
Personnel	(224)	(211)	(13)	6.3
Other administrative expenses	(101)	(107)	5	(5.0)
Depreciation and amortisation	(52)	(50)	(2)	4.6

Net operating income	423	402	21	5.2

Net loan loss provisions	(6)	(11)	4	(41.7)
Other income	(23)	(25)	3	(11.0)

Profit before taxes (w/o capital gains)	394	366	28	7.7

Retail Banking Portugal
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	171	176	175	174	187	177	182
Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	77	79	77	73	80	77	75
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	248	255	252	247	267	254	257

Gains (losses) on financial transactions	4	9	8	12	10	5	11

Gross operating income	252	263	260	259	278	259	268

Income from non-financial services (net) and other operating income	(2)	(2)	(2)	(2)	(1)	(1)	(1)
Operating expenses	(123)	(122)	(122)	(129)	(125)	(125)	(127)
General administrative expenses	(107)	(105)	(105)	(111)	(108)	(106)	(111)
Personnel	(70)	(70)	(71)	(73)	(72)	(76)	(76)
Other administrative expenses	(37)	(36)	(34)	(37)	(36)	(30)	(35)
Depreciation and amortisation	(16)	(17)	(17)	(18)	(17)	(19)	(16)

Net operating income	127	140	136	128	151	132	139

Net loan loss provisions	6	(18)	1	(10)	0	(7)	1
Other income	(11)	(9)	(6)	5	(4)	(10)	(8)

Profit before taxes (w/o capital gains)	122	113	131	123	147	115	132

Other information
Spread	3.42	3.44	3.52	3.51	3.43	3.33	3.27

Spread loans	1.46	1.43	1.35	1.37	1.47	1.39	1.37
Spread deposits	1.96	2.01	2.17	2.14	1.96	1.94	1.90

Retail Banking United Kingdom
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,718	1,741	(23)	(1.3)

Income from companies accounted for by the equity method	0	1	(0)	(39.4)
Net fees	614	724	(110)	(15.2)
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	2,332	2,465	(133)	(5.4)

Gains (losses) on financial transactions	52	30	23	76.1

Gross operating income	2,384	2,495	(111)	(4.4)

Income from non-financial services (net) and other operating income	36	42	(7)	(16.2)
Operating expenses	(1,149)	(1,307)	158	(12.1)
General administrative expenses	(1,033)	(1,232)	199	(16.1)
Personnel	(657)	(728)	71	(9.7)
Other administrative expenses	(376)	(504)	128	(25.4)
Depreciation and amortisation	(116)	(75)	(41)	53.8

Net operating income	1,271	1,230	41	3.3

Net loan loss provisions	(255)	(241)	(13)	5.6
Other income	5	15	(9)	(63.7)

Profit before taxes (w/o capital gains)	1,021	1,004	18	1.8

Retail Banking United Kingdom
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	569	579	594	580	568	554	596

Income from companies accounted for by the equity method	0	0	0	2	0	0	0
Net fees	240	247	236	235	201	200	213
Insurance activity	0	(0)	(0)	(0)	—	—	—

Commercial revenue	809	826	830	816	770	754	809

Gains (losses) on financial transactions	12	(4)	21	27	22	15	15

Gross operating income	822	822	851	843	792	769	823

Income from non-financial services (net) and other operating income	14	14	14	9	12	11	12
Operating expenses	(443)	(435)	(429)	(404)	(385)	(375)	(390)
General administrative expenses	(418)	(410)	(404)	(385)	(361)	(330)	(342)
Personnel	(240)	(247)	(241)	(228)	(216)	(217)	(224)
Other administrative expenses	(178)	(163)	(162)	(157)	(145)	(113)	(118)
Depreciation and amortisation	(25)	(25)	(25)	(19)	(24)	(45)	(48)

Net operating income	393	401	437	448	419	406	446

Net loan loss provisions	(81)	(80)	(80)	(69)	(72)	(81)	(101)
Other income	5	5	5	2	13	(5)	(2)

Profit before taxes (w/o capital gains)	316	326	361	381	360	319	343

Other information
Spread	1.97	2.01	2.01	1.98	2.00	1.95	2.01

Spread loans	0.69	0.69	0.65	0.61	0.66	0.70	0.77
Spread deposits	1.28	1.32	1.36	1.37	1.34	1.25	1.24

Retail Banking United Kingdom
Million pound sterling

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,342	1,178	165	14.0

Income from companies accounted for by the equity method	0	0	(0)	(30.0)
Net fees	480	489	(10)	(2.0)
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	1,822	1,668	155	9.3

Gains (losses) on financial transactions	41	20	21	103.4

Gross operating income	1,863	1,688	175	10.4

Income from non-financial services (net) and other operating income	28	29	(1)	(3.2)
Operating expenses	(898)	(884)	(14)	1.5
General administrative expenses	(807)	(833)	26	(3.1)
Personnel	(514)	(493)	(21)	4.3
Other administrative expenses	(294)	(341)	47	(13.8)
Depreciation and amortisation	(90)	(51)	(40)	77.7

Net operating income	993	832	161	19.3

Net loan loss provisions	(199)	(163)	(36)	22.0
Other income	4	10	(6)	(58.1)

Profit before taxes (w/o capital gains)	798	679	119	17.6

Retail Banking United Kingdom
Million pound sterling

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	381	393	404	410	430	439	473

Income from companies accounted for by the equity method	0	0	0	1	0	0	0
Net fees	161	168	161	166	152	158	169
Insurance activity	0	0	(0)	0	—	—	—

Commercial revenue	543	560	564	577	583	597	642

Gains (losses) on financial transactions	8	(3)	14	19	17	12	12

Gross operating income	551	558	579	596	599	610	654

Income from non-financial services (net) and other operating income	9	10	10	6	9	9	10
Operating expenses	(297)	(295)	(292)	(286)	(291)	(297)	(310)
General administrative expenses	(280)	(278)	(275)	(273)	(273)	(262)	(272)
Personnel	(161)	(167)	(164)	(162)	(164)	(172)	(178)
Other administrative expenses	(119)	(111)	(111)	(111)	(109)	(90)	(94)
Depreciation and amortisation	(17)	(17)	(17)	(14)	(18)	(35)	(38)

Net operating income	263	272	297	316	317	322	354

Net loan loss provisions	(55)	(54)	(54)	(49)	(55)	(64)	(80)
Other income	3	3	3	2	10	(4)	(2)

Profit before taxes (w/o capital gains)	212	221	245	268	272	254	272

Retail Banking Latin America
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	4,772	4,246	527	12.4

Income from companies accounted for by the equity method	6	1	5	833.7
Net fees	2,040	1,760	280	15.9
Insurance activity	—	(0)	0	(100.0)

Commercial revenue	6,818	6,006	812	13.5

Gains (losses) on financial transactions	579	221	359	162.6

Gross operating income	7,397	6,227	1,171	18.8

Income from non-financial services (net) and other operating income	(118)	(101)	(17)	16.5
Operating expenses	(3,089)	(2,849)	(240)	8.4
General administrative expenses	(2,827)	(2,619)	(208)	7.9
Personnel	(1,521)	(1,384)	(137)	9.9
Other administrative expenses	(1,306)	(1,235)	(71)	5.8
Depreciation and amortisation	(262)	(230)	(32)	13.8

Net operating income	4,191	3,276	914	27.9

Net loan loss provisions	(1,863)	(1,144)	(719)	62.9
Other income	(351)	(168)	(183)	108.9

Profit before taxes (w/o capital gains)	1,976	1,965	12	0.6

Retail Banking Latin America
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	1,285	1,404	1,556	1,533	1,559	1,558	1,656

Income from companies accounted for by the equity method	1	(1)	0	1	1	3	1
Net fees	539	593	629	659	679	672	690
Insurance activity	(0)	—	(0)	0	0	(0)	—

Commercial revenue	1,825	1,996	2,185	2,193	2,238	2,233	2,347

Gains (losses) on financial transactions	78	58	85	191	242	215	123

Gross operating income	1,903	2,054	2,270	2,384	2,480	2,448	2,470

Income from non-financial services (net) and other operating income	(30)	(31)	(40)	(16)	(38)	(39)	(41)
Operating expenses	(903)	(939)	(1,007)	(1,072)	(1,004)	(1,014)	(1,071)
General administrative expenses	(834)	(865)	(920)	(997)	(921)	(930)	(977)
Personnel	(435)	(460)	(489)	(530)	(495)	(510)	(516)
Other administrative expenses	(399)	(405)	(431)	(467)	(426)	(419)	(461)
Depreciation and amortisation	(69)	(74)	(87)	(75)	(84)	(84)	(94)

Net operating income	970	1,084	1,222	1,297	1,438	1,395	1,358

Net loan loss provisions	(330)	(367)	(446)	(452)	(570)	(606)	(688)
Other income	18	(87)	(99)	(152)	(152)	(115)	(84)

Profit before taxes (w/o capital gains)	658	630	677	692	716	674	586

Retail Banking Latin America
Million dollars

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	7,254	5,705	1,549	27.2

Income from companies accounted for by the equity method	8	1	8	956.2
Net fees	3,101	2,365	736	31.1
Insurance activity	—	(0)	0	(100.0)

Commercial revenue	10,364	8,071	2,293	28.4

Gains (losses) on financial transactions	881	296	584	197.0

Gross operating income	11,244	8,367	2,877	34.4

Income from non-financial services (net) and other operating income	(179)	(136)	(43)	31.8
Operating expenses	(4,696)	(3,829)	(867)	22.6
General administrative expenses	(4,298)	(3,520)	(778)	22.1
Personnel	(2,312)	(1,860)	(452)	24.3
Other administrative expenses	(1,985)	(1,659)	(326)	19.6
Depreciation and amortisation	(398)	(309)	(89)	28.7

Net operating income	6,370	4,403	1,967	44.7

Net loan loss provisions	(2,832)	(1,537)	(1,295)	84.3
Other income	(534)	(226)	(308)	136.3

Profit before taxes (w/o capital gains)	3,004	2,640	364	13.8

Retail Banking Latin America
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	1,685	1,890	2,130	2,201	2,333	2,433	2,488

Income from companies accounted for by the equity method	1	(1)	1	2	2	5	2
Net fees	706	797	862	945	1,016	1,049	1,037
Insurance activity	(0)	(0)	(0)	0	0	(0)	—

Commercial revenue	2,392	2,686	2,992	3,148	3,351	3,486	3,527

Gains (losses) on financial transactions	102	78	116	267	362	336	183

Gross operating income	2,495	2,764	3,108	3,415	3,712	3,823	3,710

Income from non-financial services (net) and other operating income	(39)	(41)	(55)	(24)	(56)	(61)	(62)
Operating expenses	(1,184)	(1,265)	(1,380)	(1,537)	(1,504)	(1,582)	(1,610)
General administrative expenses	(1,093)	(1,165)	(1,261)	(1,429)	(1,378)	(1,451)	(1,468)
Personnel	(571)	(619)	(670)	(760)	(741)	(797)	(775)
Other administrative expenses	(522)	(546)	(591)	(669)	(637)	(655)	(693)
Depreciation and amortisation	(90)	(100)	(119)	(108)	(125)	(131)	(142)

Net operating income	1,272	1,458	1,673	1,854	2,152	2,180	2,038

Net loan loss provisions	(433)	(494)	(610)	(647)	(853)	(944)	(1,034)
Other income	23	(115)	(134)	(212)	(228)	(181)	(125)

Profit before taxes (w/o capital gains)	862	849	929	996	1,071	1,054	878

Retail Banking Brazil
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,713	1,565	148	9.4

Income from companies accounted for by the equity method	1	1	(0)	(40.7)
Net fees	941	762	178	23.4
Insurance activity	—	—	—	—

Commercial revenue	2,654	2,328	326	14.0

Gains (losses) on financial transactions	298	92	206	223.9

Gross operating income	2,952	2,420	532	22.0

Income from non-financial services (net) and other operating income	(21)	(16)	(5)	33.3
Operating expenses	(1,301)	(1,162)	(138)	11.9
General administrative expenses	(1,202)	(1,074)	(128)	11.9
Personnel	(620)	(528)	(91)	17.3
Other administrative expenses	(582)	(546)	(36)	6.7
Depreciation and amortisation	(99)	(88)	(11)	12.1

Net operating income	1,630	1,242	388	31.2

Net loan loss provisions	(804)	(557)	(247)	44.3
Other income	(269)	(138)	(131)	94.8

Profit before taxes (w/o capital gains)	558	547	10	1.9

Retail Banking Brazil
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	462	514	590	596	587	561	565

Income from companies accounted for by the equity method	0	0	0	0	0	0	0
Net fees	229	263	269	289	316	301	323
Insurance activity	—	—	—	—	0	(0)	—

Commercial revenue	691	778	859	885	903	863	888

Gains (losses) on financial transactions	19	33	40	184	128	99	72

Gross operating income	710	811	899	1,069	1,031	961	960

Income from non-financial services (net) and other operating income	(1)	(5)	(10)	(14)	(5)	(10)	(6)
Operating expenses	(370)	(384)	(408)	(444)	(422)	(426)	(453)
General administrative expenses	(343)	(356)	(375)	(413)	(392)	(393)	(417)
Personnel	(166)	(176)	(187)	(218)	(200)	(205)	(214)
Other administrative expenses	(177)	(180)	(189)	(195)	(191)	(188)	(203)
Depreciation and amortisation	(27)	(29)	(33)	(31)	(30)	(33)	(36)

Net operating income	339	422	481	611	604	525	501

Net loan loss provisions	(172)	(173)	(212)	(225)	(279)	(237)	(288)
Other income	(2)	(68)	(68)	(123)	(100)	(118)	(52)

Profit before taxes (w/o capital gains)	166	181	201	263	225	171	161

Other information
Spread	18.04	17.89	17.44	17.35	16.94	16.39	15.85

Spread loans	16.42	16.46	16.04	16.03	15.65	15.13	14.62
Spread deposits	1.62	1.43	1.40	1.32	1.29	1.26	1.23

Retail Banking Brazil
Million dollars

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	2,604	2,103	501	23.8

Income from companies accounted for by the equity method	1	1	(0)	(33.0)
Net fees	1,430	1,024	406	39.6
Insurance activity	—	—	—	—

Commercial revenue	4,034	3,128	906	29.0

Gains (losses) on financial transactions	453	124	329	266.4

Gross operating income	4,487	3,252	1,235	38.0

Income from non-financial services (net) and other operating income	(32)	(21)	(11)	50.8
Operating expenses	(1,977)	(1,561)	(415)	26.6
General administrative expenses	(1,826)	(1,443)	(384)	26.6
Personnel	(942)	(710)	(232)	32.7
Other administrative expenses	(885)	(733)	(151)	20.7
Depreciation and amortisation	(151)	(119)	(32)	26.8

Net operating income	2,478	1,669	809	48.5

Net loan loss provisions	(1,221)	(748)	(473)	63.3
Other income	(409)	(186)	(224)	120.4

Profit before taxes (w/o capital gains)	848	735	112	15.2

Retail Banking Brazil
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	605	691	807	853	879	877	848

Income from companies accounted for by the equity method	0	0	0	0	0	0	0
Net fees	301	354	369	415	473	471	486
Insurance activity	—	—	—	—	0	(0)	—

Commercial revenue	906	1,046	1,176	1,268	1,352	1,348	1,334

Gains (losses) on financial transactions	25	45	54	254	191	155	107

Gross operating income	931	1,091	1,230	1,522	1,543	1,503	1,441

Income from non-financial services (net) and other operating income	(2)	(6)	(13)	(20)	(7)	(16)	(9)
Operating expenses	(484)	(518)	(559)	(636)	(632)	(665)	(680)
General administrative expenses	(449)	(479)	(515)	(591)	(586)	(614)	(626)
Personnel	(217)	(236)	(256)	(311)	(300)	(321)	(321)
Other administrative expenses	(232)	(242)	(259)	(280)	(287)	(293)	(305)
Depreciation and amortisation	(35)	(39)	(45)	(45)	(46)	(51)	(54)

Net operating income	445	567	658	866	904	823	751

Net loan loss provisions	(225)	(232)	(291)	(321)	(417)	(371)	(433)
Other income	(3)	(90)	(92)	(171)	(149)	(183)	(77)

Profit before taxes (w/o capital gains)	217	244	275	374	337	269	241

Retail Banking Brazil
Million Brazilian real

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	4,385	4,205	180	4.3

Income from companies accounted for by the equity method	1	2	(1)	(43.5)
Net fees	2,408	2,048	360	17.6
Insurance activity	—	—	—	—

Commercial revenue	6,794	6,255	539	8.6

Gains (losses) on financial transactions	763	247	516	208.6

Gross operating income	7,557	6,502	1,055	16.2

Income from non-financial services (net) and other operating income	(54)	(43)	(12)	27.0
Operating expenses	(3,329)	(3,122)	(207)	6.6
General administrative expenses	(3,076)	(2,885)	(191)	6.6
Personnel	(1,586)	(1,419)	(167)	11.8
Other administrative expenses	(1,490)	(1,466)	(24)	1.6
Depreciation and amortisation	(254)	(237)	(16)	6.8

Net operating income	4,173	3,337	836	25.0

Net loan loss provisions	(2,057)	(1,496)	(561)	37.5
Other income	(689)	(371)	(318)	85.6

Profit before taxes (w/o capital gains)	1,427	1,471	(43)	(2.9)

Retail Banking Brazil
Million Brazilian real

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	1,275	1,375	1,555	1,544	1,527	1,451	1,407

Income from companies accounted for by the equity method	1	1	1	0	0	1	1
Net fees	633	706	709	750	822	779	806
Insurance activity	—	—	—	—	0	(0)	—

Commercial revenue	1,909	2,082	2,264	2,294	2,350	2,231	2,214

Gains (losses) on financial transactions	52	90	105	487	332	255	176

Gross operating income	1,961	2,172	2,369	2,781	2,682	2,486	2,390

Income from non-financial services (net) and other operating income	(4)	(13)	(26)	(38)	(12)	(26)	(16)
Operating expenses	(1,020)	(1,028)	(1,074)	(1,151)	(1,098)	(1,101)	(1,130)
General administrative expenses	(947)	(951)	(987)	(1,070)	(1,019)	(1,017)	(1,040)
Personnel	(458)	(469)	(491)	(565)	(521)	(532)	(533)
Other administrative expenses	(489)	(481)	(496)	(505)	(498)	(485)	(506)
Depreciation and amortisation	(74)	(77)	(86)	(81)	(79)	(84)	(90)

Net operating income	937	1,131	1,270	1,593	1,571	1,358	1,244

Net loan loss provisions	(474)	(461)	(561)	(583)	(725)	(612)	(720)
Other income	(6)	(185)	(180)	(323)	(259)	(304)	(126)

Profit before taxes (w/o capital gains)	457	485	529	686	586	442	399

Retail Banking Mexico
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,239	1,176	64	5.4

Income from companies accounted for by the equity method	—	—	—	—
Net fees	398	357	41	11.6
Insurance activity	—	—	—	—

Commercial revenue	1,637	1,532	105	6.8

Gains (losses) on financial transactions	227	97	130	134.1

Gross operating income	1,864	1,629	235	14.4

Income from non-financial services (net) and other operating income	(41)	(36)	(5)	13.6
Operating expenses	(628)	(610)	(18)	3.0
General administrative expenses	(564)	(558)	(6)	1.1
Personnel	(297)	(284)	(13)	4.7
Other administrative expenses	(267)	(274)	7	(2.6)
Depreciation and amortisation	(64)	(52)	(12)	22.7

Net operating income	1,195	983	212	21.5

Net loan loss provisions	(593)	(309)	(284)	91.8
Other income	10	(20)	30	—

Profit before taxes (w/o capital gains)	612	654	(42)	(6.4)

Retail Banking Mexico
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	373	384	418	382	394	411	435

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—	—
Net fees	107	116	134	137	127	138	134
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	480	500	553	519	520	549	568

Gains (losses) on financial transactions	33	23	41	1	77	111	38

Gross operating income	513	522	594	519	598	660	606

Income from non-financial services (net) and other operating income	(15)	(10)	(12)	18	(13)	(12)	(17)
Operating expenses	(195)	(194)	(221)	(244)	(205)	(197)	(226)
General administrative expenses	(179)	(177)	(202)	(223)	(184)	(177)	(203)
Personnel	(89)	(93)	(102)	(102)	(97)	(98)	(102)
Other administrative expenses	(89)	(84)	(101)	(122)	(86)	(79)	(101)
Depreciation and amortisation	(17)	(17)	(18)	(21)	(21)	(21)	(23)

Net operating income	303	319	362	293	380	451	363

Net loan loss provisions	(92)	(113)	(105)	(148)	(140)	(206)	(247)
Other income	(2)	(3)	(15)	4	(8)	(7)	24

Profit before taxes (w/o capital gains)	208	203	242	150	233	239	140

Other information

Spread	14.39	14.25	14.41	14.02	14.71	14.90	14.70

Spread loans	10.84	10.79	10.99	10.64	11.19	11.44	10.99
Spread deposits	3.55	3.46	3.42	3.38	3.52	3.46	3.71

Retail Banking Mexico
Million dollars

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,884	1,580	304	19.2

Income from companies accounted for by the equity method	—	—	—	—
Net fees	605	480	126	26.2
Insurance activity	—	—	—	—

Commercial revenue	2,489	2,059	430	20.9

Gains (losses) on financial transactions	345	130	215	164.8

Gross operating income	2,834	2,189	644	29.4

Income from non-financial services (net) and other operating income	(62)	(48)	(14)	28.6
Operating expenses	(955)	(820)	(135)	16.5
General administrative expenses	(857)	(749)	(108)	14.4
Personnel	(452)	(381)	(70)	18.4
Other administrative expenses	(405)	(368)	(38)	10.2
Depreciation and amortisation	(98)	(71)	(27)	38.8

Net operating income	1,816	1,321	495	37.5

Net loan loss provisions	(901)	(415)	(486)	116.9
Other income	15	(27)	42	—

Profit before taxes (w/o capital gains)	930	878	51	5.9

Retail Banking Mexico
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	489	517	573	551	589	641	653

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—	—
Net fees	140	156	184	196	190	215	201
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	629	673	757	747	779	856	854

Gains (losses) on financial transactions	44	31	56	3	116	173	56

Gross operating income	672	704	813	750	895	1,029	910

Income from non-financial services (net) and other operating income	(20)	(13)	(16)	24	(19)	(18)	(25)
Operating expenses	(256)	(261)	(302)	(349)	(306)	(309)	(340)
General administrative expenses	(234)	(238)	(277)	(319)	(275)	(276)	(306)
Personnel	(117)	(125)	(139)	(146)	(146)	(153)	(153)
Other administrative expenses	(117)	(113)	(138)	(173)	(129)	(124)	(152)
Depreciation and amortisation	(22)	(23)	(25)	(30)	(31)	(32)	(35)

Net operating income	397	429	495	425	570	702	545

Net loan loss provisions	(121)	(151)	(144)	(209)	(209)	(319)	(373)
Other income	(3)	(4)	(20)	5	(11)	(11)	36

Profit before taxes (w/o capital gains)	273	274	331	221	349	372	208

Retail Banking Mexico
Million New Mexican peso

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	19,805	17,296	2,509	14.5

Income from companies accounted for by the equity method	—	—	—	—
Net fees	6,364	5,251	1,113	21.2
Insurance activity	—	—	—	—

Commercial revenue	26,169	22,548	3,621	16.1

Gains (losses) on financial transactions	3,625	1,426	2,199	154.3

Gross operating income	29,794	23,973	5,821	24.3

Income from non-financial services (net) and other operating income	(655)	(531)	(124)	23.4
Operating expenses	(10,040)	(8,977)	(1,064)	11.9
General administrative expenses	(9,012)	(8,205)	(807)	9.8
Personnel	(4,749)	(4,177)	(572)	13.7
Other administrative expenses	(4,263)	(4,027)	(235)	5.8
Depreciation and amortisation	(1,029)	(772)	(257)	33.2

Net operating income	19,098	14,466	4,633	32.0

Net loan loss provisions	(9,476)	(4,549)	(4,927)	108.3
Other income	153	(301)	453	—

Profit before taxes (w/o capital gains)	9,775	9,616	159	1.7

Retail Banking Mexico
Million New Mexican peso

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	5,385	5,628	6,282	5,985	6,372	6,691	6,743

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—	—
Net fees	1,541	1,695	2,015	2,131	2,050	2,244	2,070
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	6,927	7,323	8,298	8,116	8,421	8,935	8,813

Gains (losses) on financial transactions	479	332	614	31	1,252	1,814	560

Gross operating income	7,406	7,656	8,911	8,147	9,673	10,748	9,373

Income from non-financial services (net) and other operating income	(215)	(140)	(176)	260	(206)	(188)	(261)
Operating expenses	(2,822)	(2,841)	(3,313)	(3,794)	(3,311)	(3,217)	(3,513)
General administrative expenses	(2,579)	(2,588)	(3,037)	(3,473)	(2,976)	(2,879)	(3,157)
Personnel	(1,288)	(1,362)	(1,527)	(1,589)	(1,577)	(1,592)	(1,580)
Other administrative expenses	(1,291)	(1,226)	(1,510)	(1,884)	(1,399)	(1,288)	(1,576)
Depreciation and amortisation	(243)	(253)	(276)	(321)	(335)	(338)	(357)

Net operating income	4,369	4,674	5,423	4,612	6,156	7,344	5,598

Net loan loss provisions	(1,328)	(1,648)	(1,573)	(2,279)	(2,260)	(3,349)	(3,866)
Other income	(35)	(45)	(221)	58	(122)	(109)	384

Profit before taxes (w/o capital gains)	3,006	2,981	3,629	2,391	3,774	3,885	2,116

Retail Banking Chile
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	874	713	161	22.5

Income from companies accounted for by the equity method	1	(3)	4	—
Net fees	226	196	31	15.8
Insurance activity	—	—	—	—

Commercial revenue	1,102	906	196	21.6

Gains (losses) on financial transactions	14	10	4	40.1

Gross operating income	1,116	916	200	21.8

Income from non-financial services (net) and other operating income	(13)	(15)	2	(14.2)
Operating expenses	(418)	(392)	(26)	6.5
General administrative expenses	(375)	(351)	(24)	6.9
Personnel	(232)	(217)	(15)	6.8
Other administrative expenses	(143)	(133)	(9)	7.1
Depreciation and amortisation	(43)	(42)	(1)	3.1

Net operating income	685	509	176	34.6

Net loan loss provisions	(255)	(120)	(135)	112.6
Other income	4	43	(39)	(90.2)

Profit before taxes (w/o capital gains)	435	432	2	0.6

Retail Banking Chile
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	202	242	270	264	274	288	312

Income from companies accounted for by the equity method	(0)	(1)	(1)	(0)	(0)	2	(0)
Net fees	62	65	69	71	78	76	73
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	264	305	337	335	352	365	385

Gains (losses) on financial transactions	23	(8)	(4)	(6)	13	(1)	3

Gross operating income	286	297	333	328	364	364	387

Income from non-financial services (net) and other operating income	(5)	(5)	(5)	(6)	(4)	(4)	(4)
Operating expenses	(118)	(133)	(141)	(138)	(138)	(143)	(137)
General administrative expenses	(107)	(120)	(123)	(128)	(123)	(129)	(123)
Personnel	(65)	(75)	(77)	(79)	(76)	(82)	(75)
Other administrative expenses	(42)	(45)	(46)	(50)	(47)	(47)	(49)
Depreciation and amortisation	(11)	(13)	(17)	(10)	(16)	(14)	(13)

Net operating income	163	159	187	184	222	217	247

Net loan loss provisions	(33)	(30)	(57)	(77)	(76)	(94)	(85)
Other income	12	17	14	12	11	5	(12)

Profit before taxes (w/o capital gains)	142	146	145	119	156	128	150

Other information

Spread	7.35	7.75	8.28	8.24	8.40	8.61	8.69

Spread loans	5.11	5.21	5.32	5.26	5.33	5.45	5.24
Spread deposits	2.24	2.54	2.96	2.98	3.07	3.16	3.45

Retail Banking Chile
Million dollars

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,329	959	370	38.6

Income from companies accounted for by the equity method	2	(4)	6	—
Net fees	344	263	82	31.0
Insurance activity	—	—	—	—

Commercial revenue	1,675	1,218	457	37.5

Gains (losses) on financial transactions	22	14	8	58.5

Gross operating income	1,696	1,231	465	37.8

Income from non-financial services (net) and other operating income	(19)	(20)	1	(3.0)
Operating expenses	(635)	(527)	(108)	20.5
General administrative expenses	(570)	(471)	(99)	20.9
Personnel	(353)	(292)	(61)	20.8
Other administrative expenses	(217)	(179)	(38)	21.2
Depreciation and amortisation	(66)	(56)	(9)	16.7

Net operating income	1,042	684	358	52.3

Net loan loss provisions	(387)	(161)	(226)	140.5
Other income	6	58	(51)	(89.0)

Profit before taxes (w/o capital gains)	661	581	80	13.8

Retail Banking Chile
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	264	325	369	378	410	449	469

Income from companies accounted for by the equity method	(0)	(2)	(2)	(0)	(1)	2	(0)
Net fees	81	87	94	102	117	118	109
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	345	411	461	480	526	570	578

Gains (losses) on financial transactions	30	(11)	(5)	(9)	19	(1)	4

Gross operating income	375	400	456	472	545	569	582

Income from non-financial services (net) and other operating income	(6)	(7)	(7)	(8)	(6)	(7)	(6)
Operating expenses	(155)	(179)	(193)	(199)	(207)	(223)	(205)
General administrative expenses	(140)	(162)	(169)	(184)	(183)	(201)	(185)
Personnel	(86)	(101)	(106)	(113)	(113)	(128)	(112)
Other administrative expenses	(54)	(61)	(63)	(71)	(70)	(74)	(73)
Depreciation and amortisation	(15)	(18)	(24)	(14)	(23)	(22)	(20)

Net operating income	214	214	257	265	332	339	371

Net loan loss provisions	(44)	(40)	(77)	(109)	(114)	(146)	(127)
Other income	16	23	19	18	16	8	(18)

Profit before taxes (w/o capital gains)	186	196	199	174	234	201	226

Retail Banking Chile
Million Chilean peso

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	640,394	507,091	133,303	26.3

Income from companies accounted for by the equity method	807	(2,055)	2,861	—
Net fees	165,946	138,974	26,972	19.4
Insurance activity	—	—	—	—

Commercial revenue	807,146	644,010	163,136	25.3

Gains (losses) on financial transactions	10,495	7,265	3,230	44.5

Gross operating income	817,641	651,275	166,366	25.5

Income from non-financial services (net) and other operating income	(9,266)	(10,477)	1,211	(11.6)
Operating expenses	(306,191)	(278,881)	(27,310)	9.8
General administrative expenses	(274,613)	(249,182)	(25,430)	10.2
Personnel	(170,043)	(154,481)	(15,562)	10.1
Other administrative expenses	(104,569)	(94,701)	(9,868)	10.4
Depreciation and amortisation	(31,578)	(29,699)	(1,879)	6.3

Net operating income	502,184	361,917	140,267	38.8

Net loan loss provisions	(186,710)	(85,195)	(101,514)	119.2
Other income	3,078	30,571	(27,494)	(89.9)

Profit before taxes (w/o capital gains)	318,552	307,293	11,259	3.7

Retail Banking Chile
Million Chilean peso

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	142,827	171,712	192,552	191,301	189,837	210,390	240,167

Income from companies accounted for by the equity method	(168)	(950)	(937)	(47)	(294)	1,162	(61)
Net fees	44,027	46,000	48,947	51,597	54,112	55,300	56,533
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	186,685	216,763	240,562	242,851	243,655	266,852	296,639

Gains (losses) on financial transactions	16,084	(5,937)	(2,882)	(4,585)	8,737	(336)	2,094

Gross operating income	202,770	210,826	237,679	238,266	252,392	266,516	298,733

Income from non-financial services (net) and other operating income	(3,455)	(3,598)	(3,424)	(4,154)	(2,914)	(3,210)	(3,143)
Operating expenses	(83,734)	(94,643)	(100,504)	(100,303)	(95,691)	(104,679)	(105,821)
General administrative expenses	(75,761)	(85,323)	(88,098)	(93,160)	(84,920)	(94,340)	(95,352)
Personnel	(46,350)	(53,036)	(55,094)	(57,019)	(52,454)	(59,726)	(57,863)
Other administrative expenses	(29,411)	(32,287)	(33,004)	(36,140)	(32,466)	(34,614)	(37,490)
Depreciation and amortisation	(7,974)	(9,320)	(12,406)	(7,144)	(10,772)	(10,338)	(10,468)

Net operating income	115,580	112,585	133,751	133,809	153,787	158,628	189,770

Net loan loss provisions	(23,571)	(21,266)	(40,358)	(55,741)	(52,910)	(68,262)	(65,537)
Other income	8,417	12,131	10,023	8,983	7,364	3,899	(8,185)

Profit before taxes (w/o capital gains)	100,427	103,450	103,416	87,051	108,240	94,264	116,048

Global Wholesale Banking
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	1,520	1,075	445	41.4

Income from companies accounted for by the equity method	1	2	(0)	(9.4)
Net fees	623	697	(74)	(10.7)
Insurance activity	—	—	—	—

Commercial revenue	2,145	1,774	371	20.9

Gains (losses) on financial transactions	584	846	(262)	(31.0)

Gross operating income	2,728	2,619	109	4.2

Income from non-financial services (net) and other operating income	(20)	(21)	0	(2.2)
Operating expenses	(844)	(781)	(63)	8.1
General administrative expenses	(778)	(712)	(66)	9.3
Personnel	(488)	(427)	(61)	14.3
Other administrative expenses	(291)	(285)	(5)	1.8
Depreciation and amortisation	(66)	(69)	3	(4.2)

Net operating income	1,863	1,818	46	2.5

Net loan loss provisions	(106)	51	(157)	—
Other income	(17)	(33)	16	(47.6)

Profit before taxes (w/o capital gains)	1,740	1,835	(95)	(5.2)

			Variation
	30.09.08	30.09.07	Amount	%
Business volumes
Total assets	210,861	261,059	(50,199)	(19.2)
Customer loans	65,627	74,376	(8,749)	(11.8)
Customer deposits	47,873	69,071	(21,198)	(30.7)

Global Wholesale Banking
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	331	369	375	437	395	548	578

Income from companies accounted for by the equity method	0	1	1	0	0	0	0
Net fees	328	188	181	225	225	209	190
Insurance activity	—	—	—	—	—	—	—

Commercial revenue	659	558	557	663	620	757	768

Gains (losses) on financial transactions	404	301	141	32	285	122	177

Gross operating income	1,064	858	697	695	905	879	945

Income from non-financial services (net) and other operating income	(7)	(8)	(6)	(9)	(3)	(11)	(6)
Operating expenses	(254)	(255)	(271)	(334)	(278)	(285)	(281)
General administrative expenses	(233)	(232)	(247)	(312)	(256)	(263)	(259)
Personnel	(143)	(135)	(148)	(205)	(161)	(163)	(164)
Other administrative expenses	(90)	(97)	(99)	(107)	(95)	(100)	(96)
Depreciation and amortisation	(21)	(24)	(24)	(23)	(22)	(22)	(22)

Net operating income	802	595	420	352	623	583	657

Net loan loss provisions	47	24	(21)	(113)	(29)	(35)	(42)
Other income	32	(43)	(22)	(3)	(2)	(5)	(10)

Profit before taxes (w/o capital gains)	882	577	377	236	592	543	605

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Business volumes
Total assets	263,581	263,435	261,059	249,405	216,407	236,909	210,861
Customer loans	79,877	82,224	74,376	80,582	69,073	69,519	65,627
Customer deposits	57,764	59,629	69,071	74,735	63,649	53,958	47,873

Asset Management and Insurance
Million euros

			Variation
	9M’ 08	9M’ 07	Amount	%
Income statement
Net interest income	43	43	(0)	(0.1)

Income from companies accounted for by the equity method	—	—	—	—
Net fees	310	346	(36)	(10.5)
Insurance activity	262	249	12	4.9

Commercial revenue	615	639	(24)	(3.8)

Gains (losses) on financial transactions	26	19	6	32.2

Gross operating income	641	659	(18)	(2.7)

Income from non-financial services (net) and other operating income	0	(3)	3	—
Operating expenses	(221)	(196)	(25)	12.5
General administrative expenses	(208)	(182)	(25)	13.9
Personnel	(103)	(86)	(17)	19.3
Other administrative expenses	(105)	(96)	(9)	9.1
Depreciation and amortisation	(13)	(14)	1	(5.5)

Net operating income	420	460	(40)	(8.6)

Net loan loss provisions	0	(0)	0	—
Other income	(5)	(23)	18	(79.8)

Profit before taxes (w/o capital gains)	416	437	(21)	(4.9)

			Variation
	30.09.08	30.09.07	Amount	%
Business volumes
Total assets	20,664	19,015	1,648	8.7
Customer loans	94	255	(162)	(63.3)
Customer deposits	2	10	(8)	(80.5)

Asset Management and Insurance
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08
Income statement
Net interest income	13	17	13	13	12	17	15

Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	112	118	117	124	108	104	98
Insurance activity	80	86	83	70	88	92	81

Commercial revenue	205	220	213	207	208	212	195

Gains (losses) on financial transactions	2	2	16	0	12	11	2

Gross operating income	207	222	230	207	220	223	197

Income from non-financial services (net) and other operating income	0	0	(3)	2	(0)	0	(0)
Operating expenses	(70)	(61)	(65)	(108)	(75)	(73)	(73)
General administrative expenses	(64)	(58)	(60)	(103)	(71)	(69)	(67)
Personnel	(27)	(28)	(31)	(46)	(35)	(34)	(34)
Other administrative expenses	(37)	(30)	(29)	(56)	(36)	(36)	(33)
Depreciation and amortisation	(6)	(4)	(5)	(6)	(4)	(3)	(5)

Net operating income	137	161	161	100	145	151	124

Net loan loss provisions	(0)	0	(0)	(0)	(0)	(0)	0
Other income	(4)	1	(20)	7	(6)	5	(4)

Profit before taxes (w/o capital gains)	134	162	141	107	139	156	120

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08
Business volumes
Total assets	17,796	18,298	19,015	18,071	19,509	20,434	20,664
Customer loans	142	224	255	22	43	41	94
Customer deposits	0	5	10	1	0	1	2

NPL ratio
%

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08

Continental Europe	0.80	0.79	0.84	0.90	1.13	1.43	1.89

Santander Branch Network	0.56	0.57	0.66	0.65	0.87	1.33	1.92
Banesto	0.42	0.42	0.43	0.47	0.59	0.80	1.18
Santander Consumer Finance	2.66	2.78	2.81	2.84	3.15	3.49	3.87
Portugal	1.16	1.27	1.30	1.25	1.37	1.53	1.65

United Kingdom	0.55	0.55	0.58	0.60	0.66	0.70	0.76

Latin America	1.50	1.61	1.77	1.87	2.13	2.16	2.37

Brazil	2.62	2.70	2.79	2.74	3.26	3.11	3.21
Mexico	0.83	1.05	1.09	1.20	1.31	1.45	2.06
Chile	1.70	1.88	2.08	2.11	2.23	2.28	2.45

Operating Areas	0.80	0.81	0.87	0.94	1.12	1.31	1.62

Spain	0.51	0.51	0.56	0.63	0.84	1.08	1.50

NPL coverage
%

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08

Continental Europe	202	211	196	188	159	129	109

Santander Branch Network	299	291	254	248	193	130	102
Banesto	393	386	369	333	269	202	146
Santander Consumer Finance	114	113	104	96	92	90	87
Portugal	128	121	119	117	107	93	82

United Kingdom	81	78	74	66	59	55	57

Latin America	160	151	139	134	124	121	116

Brazil	99	102	102	101	102	103	101
Mexico	241	217	210	192	175	158	134
Chile	148	132	121	118	109	111	111

Operating Areas	164	167	157	149	133	116	103

Spain	292	310	280	264	202	165	129

Spreads loans and deposits
%

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08

Santander Branch Network
Spread loans	1.25	1.26	1.24	1.32	1.38	1.39	1.43
Spread deposits	2.22	2.43	2.70	2.66	2.44	2.48	2.52

SUM	3.47	3.69	3.94	3.98	3.82	3.87	3.95

Retail Banking Banesto
Spread loans	1.32	1.28	1.29	1.34	1.37	1.42	1.45
Spread deposits	2.03	2.11	2.19	2.15	1.90	2.01	1.90

SUM	3.35	3.39	3.48	3.49	3.27	3.43	3.35

Santander Consumer Finance
Spread loans	4.10	3.99	3.82	3.67	3.69	3.63	3.56
Retail Banking Portugal
Spread loans	1.46	1.43	1.35	1.37	1.47	1.39	1.37
Spread deposits	1.96	2.01	2.17	2.14	1.96	1.94	1.90

SUM	3.42	3.44	3.52	3.51	3.43	3.33	3.27

Retail Banking United Kingdom
Spread loans	0.69	0.69	0.65	0.61	0.66	0.70	0.77
Spread deposits	1.28	1.32	1.36	1.37	1.34	1.25	1.24

SUM	1.97	2.01	2.01	1.98	2.00	1.95	2.01

Retail Banking Brazil
Spread loans	16.42	16.46	16.04	16.03	15.65	15.13	14.62
Spread deposits	1.62	1.43	1.40	1.32	1.29	1.26	1.23

SUM	18.04	17.89	17.44	17.35	16.94	16.39	15.85

Retail Banking Mexico
Spread loans	10.84	10.79	10.99	10.64	11.19	11.44	10.99
Spread deposits	3.55	3.46	3.42	3.38	3.52	3.46	3.71

SUM	14.39	14.25	14.41	14.02	14.71	14.90	14.70

Retail Banking Chile
Spread loans	5.11	5.21	5.32	5.26	5.33	5.45	5.24
Spread deposits	2.24	2.54	2.96	2.98	3.07	3.16	3.45

SUM	7.35	7.75	8.28	8.24	8.40	8.61	8.69

Risk-weighted assets*
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08

Continental Europe	258,788	273,642	281,606	289,524	290,298	258,447	268,796

Santander Branch Network	95,478	99,718	102,922	103,609	104,095	74,794	76,310
Banesto	64,887	66,944	69,818	72,052	72,161	61,381	63,420
Santander Consumer	32,936	31,576	33,143	34,771	36,578	40,353	42,811
Portugal	21,689	22,256	22,670	24,397	24,388	25,105	25,581

United Kingdom	90,473	89,774	94,265	90,186	87,282	63,804	67,350

Latin America	72,831	74,882	74,795	76,960	77,612	95,246	100,389

Brazil	19,484	21,106	21,996	23,016	23,701	35,780	36,833
Mexico	15,965	15,123	15,050	15,337	16,088	21,608	21,880
Chile	14,876	14,479	15,564	16,521	18,297	16,325	17,252

Operating Areas	422,092	438,298	450,667	456,671	455,191	417,497	436,535

Financial management and equity stakes	50,846	48,093	46,979	58,380	58,489	48,362	36,360

Total	472,937	486,391	497,645	515,050	513,681	465,859	472,895

Item 4
ACTIVITY AND RESULTS January-September 2008 28 October 2008 this a our and it in the as future available acquiring deal for business, obligors advice activity that throughout our publicly time otherwise mean of any other or or to places customers, other at sell investment all various development our person buy, in intended of with, to not in Any professional the engage are found such to are worthiness conjunction Santander. all concerning in taken recommendation accretion credit by inducement read no statements or having or be financial expectations position must published makes invitation or and price future and document information an forward-looking and financial to, public advice share no constitute These the subject disclosure such gives to judgment in is historical 1995. in our fuller of changes intended Act presentation any contained Santander is (5) performance, represent is Reform and this relevant as available, statements in where presentation historical information this to Litigation developments; contained presentation in as including, such Securities forward-looking information on this contained Statements Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US only making

2

Important information

Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC"), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation.

In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Santander

Important information Private presentation and include, without limitation, statements concerning our future business development and economic performance. While these number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward- looking statements. The information, securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In shares in Santander or in any other securities or investments whatsoever. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. Grupo Santander basic ideas 9M’08 Business areas performance 9M’08 Conclusions Appendix

Index 4 6,935 9M’08 1.04 +15.8% +8.3% 5,990 9M’07 0.96 Group’s ordinary attrib. profit EUR million EPS* (—) 2,205 Q3 33.0 2,524 Q2 37.9 City are not included 2,206 Q1’08 33.1 2,121 Q4 31.9 2,113 Q3 33.9 2,074 Q2 33.2

4

Quarterly ordinary attributable profit

EPS* (€ cents)	28.9	33.2	33.9	31.9	33.1	37.9	**33.0**

Group's ordinary attrib. profit

EUR million
+15.8%
5,990
6,935
9M'07
9M'08

EPS* (€)	0.96	**+8.3%**	**1.04**

Santander

In Q3’08 Santander again did well in an extremely complex environment ... 1,802 Q1’07 28.9 In Q3’08 capital gains of EUR 586 million from the sale of Santander Financial To calculate the EPS we are including the number of shares corresponding to Valores Santander issued in October 2007. Quarterly ordinary attributable profit EUR million EPS* (— cents) (*) 737 9M’08 +20% 9M’08 profit: EUR 725 million United Kingdom. Attrib. profit Sterling million 613 9M’07 In addition, ABN-Real (in the Corporate Centre) 3,059 9M’08 3,294 9M’08 +9% +20%**

5

Continental Europe. Attrib. profit Large commercial units (*)

EUR million
+9%
2,806
3,059
9M'07
9M'08

(*) Santander Branch Network, Banesto, Santander Consumer Finance y Portugal

United Kingdom. Attrib. profit

Sterling million
+20%
613
737
9M'07
9M'08

Latin America. Attrib. profit

USD million
+20%**
2,747
3,294
9M'07
9M'08

(**) Profit before discontinued operations: +23%

Santander

backed by the solid performance of the main business Continental Europe. Attrib. profit Large commercial units (*) 2,806 9M’07 Consumer Finance y Portugal Latin America. Attrib. profit 2,747 9M’07 EUR million (*) Santander Branch Network, Banesto, Santander USD million (**) Profit before discontinued operations: +23% ...units ...

6

… will allow us to continue widening the gap with our competitors* …

H1'08 profit (EUR mill.)

C1 5,050
SAN 4,730
C2 3,486
C3 3,108
C4 3,105
C5 2,873
C6 2,862
C7 2,775
C8 2,454
C9 2,366
C10 2,218
C11 1,740
C12 1,574
C13 1,381
C14 1,378
C15 1,202
C16 968
C17 744
C18 -1,035
C19 -4,974
C20 -7,406

Source: The banks' quarterly reports

EPS (% var. o/2007**)

SAN (ordinario) +8.3
C1 +6.2
C2 +2.2
C3 -10.3
C4 -18.1
C5 -18.2
C6 -19.3
C7 -27.2
C8 -31.6
C9 -34.8
C10 -37.4
C11 -56.1
C12 -57.3
C13 -62.5
C14 -62.6
C15 -66.4
C16 -66.4
C17 -76.1
C18 n.a (+/-)
C19 n.a (+/-)
C20 n.a (+/-)

(*) Large banks that due to their size, characteristics and /or degree of direct competition are the referenced banks to surpass: Banco Itaú, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Credit Agricole, HBOS, HSBC, Intesa Sanpaolo, JP Morgan, Lloyds, Mitsubishi (Q4'07+Q1'08), Nordea, Royal Bank of Canada, RBS, Societe Generale, UBS, Unicredito, Wells Fargo.

6+8.3 +6.2 +2.2-10.3 -18.1 -18.2 -19.3-27.2 -31.6 -34.8 -37.4-56.1 -57.3 -62.5 -62.6 -66.4 -66.4(% var. o/2007**)-76.1 n.a (+/-) n.a (+/-) n.a (+/-)EPSC1 C2C3 C4 C5 C6C7 C8 C9SAN (ordinario)C10C11 C12 C13 C14 C15 C16C17 C18 C19 C20 (**) Latest data available: 9M’08/9M’07 or H1’08/H1’075,050 4,7303,4863,108 3,105 2,873 2,8622,7752,454 2,366 2,2181,7401,574 1,381 1,378 1,202(EUR mill.)968744-1,035H1’08 profit-4,974C1 SAN C2C3 C4 C5 C6C7 C8 C9 C10C11 C12 C13 C14 C15 C16C17 C18 C19 C20 Source: The banks’ quarterly reports

7

Strong profit generation + healthy balance sheet (no "toxic" products)…

… surpassing our target core capital of 6% …

Santander: Core capital
Target 6%
6.25%
6.31%
Dec'07
Sep'08

Additionally, EUR 6.3 bill. on-balance sheet generic funds

… and increase the dividend: 2nd interim dividend (+10% o/ equiv.)

Santander

7 dividend: interim dividend (+10% o/ equiv.) ... and increase the nd 2 6.31% Sep’08 of 6% ... surpassing our target core capital Santander: Core capital 6.25% Dec’07 sheet generic funds Target 6% Data at Dec’07, under BIS I. At Sep’08 under BIS II

… backed by an efficient capital management

8

Efficient capital management	
Ordinary generation of free capital	▪ Approx. 40 - 50 b.p. /year
Deleverage of non-core assets in new acquisitions	▪ In Abbey + A&L: 20-30 £ Bill. ▪ In Sovereign: US$ 10 Bill.
Potential sales of non-core assets	▪ Financial City ▪ Banco Venezuela ▪ ABN shared assets } Accomplished and /or underway ▪ Industrial equity stakes (Cepsa) ▪ Product factories (AM, insurance)

Santander

not only in profits but also in capital and dividends ... ... Additionally, EUR 6.3 bill. on-balance .... Strong profit generation + healthy balance sheet (no “toxic” products)... Note:
8Accomplished and /or underway10 Bill.50 b.p. /yearIn Abbey + A&L: 20-30 £ Bill. $ Venezuela ABN shared assetsApprox. 40 -In Sovereign: USFinancial City Banco Industrial equity stakes (Cepsa) Product factories (AM, insurance)Efficient capital management

... backed by an efficient capital management Ordinary generation of free capital Deleverage of non- core assets in new acquisitions Potential sales of non-core assets
9 New business model “Back to basics” More focus on customers: greater commercial share Greater reliance on deposits Spreads reflecting the risk Efficiency Risk management and solvency Drastic change in the banking sector

10

Santander strengths: translating into the year's figures

1 Solid commercial revenues

- More balanced growth
  - Deposits vs. loans; emerging
- Spreads and commissions increase

2 Greater focus on costs

- Toward "zero growth"

3 Maximum caution in balance sheet management

- Strengthening and anticipation

4 Increasing retail distribution

- Incorporations in Brazil, UK and USA

Santander

We are widening this gap within a very challenging scenario that has changed the rules of banking business Economic downturn Volatility of financial markets Scarcity and greater cost of liquidity Banking crisis: bankruptcies / nationalisations

11

1 Volume. Different growth model

Year-on-year change excl. exchange rate

Loans
Deposits excl. Repos
+18%
+13%
+8%
+7%
+7%
+20%
+11%
9M '06
9M '07
9M '08
9M '06
9M '07
9M '08*
Bradford&Bingley incorporation

… Specially in Spain … (SAN network + Banesto)

… and the UK

(*) Including B&B

Santander

10 figures Deposits vs. loans; emerging More balanced growth - Spreads and commissions increase Toward “zero growth” Strengthening and anticipation Incorporations in Brazil, UK and USA Santander strengths: translating into the year’s Solid commercial revenues Greater focus on costs Maximum caution in balance sheet management Increasing retail distribution Santander’s business model fits in the current environment perfectly 1 2 3 4

12

1 Spreads increase

Focus on spreads improvement …

3.65
3.75
3.85
3.96
4.09
4.15
4.17
Total
2.15 Deposits
2.11
2.07
2.06
1.98
1.88
1.90
Loans
2.02
2.04
2.02
1.85
1.86
1.90
1.77
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3

… to increase profitability

Net interest income (without dividends) o/ ATAs
9M'07
9M'08
1.80
1.95
0.80
0.94
4.40
5.12
Europe (€)
United Kingdom (£)
Latam ($)

…with greater focus on loans:

Santander

11 Q3 Q3* +EUR 8,000 mill. Q2 +EUR 18,000 mill. Q2 Q1’08 Q1’08 Q4 Q4 Q3 ... and the UK Q3 ... Specially in Spain ...(SAN network + Banesto) Q2 Q2 Difference of quarterly growth between deposits and loans Q1’07 Difference of quarterly growth between deposits and loans Q1’07 (*) Including B&B +20% +11% 9M ‘08* Deposits excl. Repos +7% 9M ‘07 +7% 9M ‘06 +8% 9M ‘08 Bradford&Bingley incorporation Volume. Different growth model Group’s lower growth in loans and greater focus on deposits ... Loans +13% 9M ‘07 1 Year-on-year change excl. exchange rate +18% 9M ‘06

13

Commissions + insurance activity

% change 9M'08 / 9M'07

	EUR Mill.	%
■ Mutual + pension funds	-254	-17.8
■ Securities and custody	-226	-29.6
■ Insurance (*)	+302	+22.2
■ Services	+398	+14.6
■ Total	+220	+3.5

... but very good performance of insurance and services revenues

(*).- Including commissions and insurance activity

Santander

12 5.12 Latam ($) 4.40 0.94 to increase profitability 0.80 United Kingdom (£) 9M’08 1.95 ... Europe (—) Net interest income (without dividends) o/ ATAs 9M’07 1.80 Total Deposits Loans 4.17 2.15 2.02 Q3 4.15 2.11 2.04 Q2 4.09 2.07 2.02 Q1’08 3.96 2.06 1.90 Q4 3.85 1.98 1.86 Q3 Spreads increase Focus on spreads improvement ... 3.75 1.90 1.85 Q2 ...with greater focus on loans: Networks in Spain (SAN and Banesto) Abbey in mortgages and UPLs Corporate Banking 1 3.65 1.88 1.77 Q1’07

14

1 Commercial revenues continue growing at a good pace ...

Net interest income (w/o dividends) + commissions + insurance activity

EUR billion
Commissions + insuran. activity
Net interest inc. (w/o dividends)
Q1'05 3.8 1.4 2.4
Q2 4.0 1.5 2.5
Q3 4.4 1.7 2.7
Q4 4.6 1.8 2.8
Q1'06 4.6 1.7 2.9
Q2 4.7 1.8 2.9
Q3 4.9 1.8 3.1
Q4 5.1 1.9 3.2
Q1'07 5.6 2.1 3.5
Q2 5.8 2.1 3.7
Q3 5.9 2.0 3.9
Q4* 6.1 2.1 4.0
Q1'08* 6.3 2.2 4.1
Q2* 6.5 2.2 4.3
Q3* 6.7 2.2 4.5

Europe

EUR million
2,970 2,982 2,986 3,049 3,225 3,327 3,479
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3

United Kingdom

Sterling million
552 571 573 591 621 625 674
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3

Latam (ex-Real)

USD million
2,835 3,126 3,497 3,752 3,929 4,154 4,184
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3

Santander

13... but very good performance of insurance and services revenues% -17.8 -29.6 +22.2 +14.6 +3.5EUR Mill. -254 -226 +302 +398 +220Moderate fee income growth impacted by those from funds and securities ...Commissions + insurance activity(*)Mutual + pension funds Securities and custody Insurance Services Total% change 9M’08 / 9M’07 1(*).- Including commissions and insurance activity

15

2 More demanding costs management

Strong costs slowdown ...

% change over same quarter of previous year

+7.4%
+11.7%
+12.0%
+10.9%
+5.7%
+3.4%
+1.5%
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3

... in order to maintain wide open "jaws" ...

% change

+17.1
+9.7 p.p.
+7.4
+21.3
+10.8 p.p.
+10.5
+13.0
+9.5 p.p.*
+3.5
Revenues
Expenses
Revenues
Expenses
Revenues
Expenses
2006/2005
2007/2006
9M'08/9M'07

... and outperform our peers

Efficiency ratio (%)
Peers average
62.5% (**)
58.6%
57.2%
57.1%
+5.7 p.p.
+8.6 p.p.
+12.9 p.p.
> 20 p.p.
52.9%
48.6%
44.2%
40.7%
12M'05
12M'06
12M'07
9M'08

Santander

14 4,184 Q3 6.7 2.2 4.5 Q3* 4,154 Q2 6.5 2.2 4.3 Q2* 3,929 Q1’08 6.3 2.2 4.1 Q1’08* 3,752 Q4 6.1 2.1 4.0 Q4* 3,497 Q3 Latam (ex-Real) 3,126 Q2 5.9 2.0 3.9 Q3 USD million 2,835 Q1’07 5.8 2.1 3.7 Q2 5.6 2.1 3.5 Q1’07 674 Q3 5.1 1.9 3.2 Q4 625 Q2 621 Q1’08 4.9 1.8 3.1 Q3 591 Q4 4.7 1.8 2.9 Q2 573 Q3 4.6 1.7 2.9 Q1’06 United Kingdom 571 Q2 552 Q1’07 4.6 1.8 2.8 Q4 Sterling million 4.4 1.7 2.7 Q3 3,479 Q3 4.0 1.5 2.5 Q2 3,327 Q2 3.8 1.4 2.4 Q1’05 3,225 Q1’08 Europe 3,049 Q4 2,986 Q3 Commercial revenues continue growing at a good pace ... Net interest income (w/o dividends) + commissions + insurance activity EUR billion Commissions + insuran. activity Net interest inc. (w/o dividends) 2,982 Q2 Net interest income does not include the financing cost of ABN Real as it does not include the revenues (accounted for by the equity method) 1 EUR million 2,970 Q1’07 (*)

16

LLPs 9M'08 / 9M'07

EUR million

+67%
3,992
2,387
9M'07
9M'08

On-balance sheet loan-loss allowances

EUR million

Total allowances
Generic
Specific
9,073
10,212
11,035
5,945
6,292
6,296
3,128
3,920
4,739
Sep'07
Jun'08
Sep'08

Santander

15 (**) +9.5 p.p.* +3.5 Expenses 9M’08/9M’07 Peers average 62.5% > 20 p.p. 40.7% 9M’08 +13.0 Revenues 57.1% +12.9 p.p. 44.2% 12M’07 +10.8 p.p. +10.5 Expenses 2007/2006 +21.3 Revenues Efficiency ratio (%) 57.2% +8.6 p.p. 48.6% 12M’06 +9.7 p.p. +7.4 Expenses 2006/2005 ... and outperform our peers ... in order to maintain wide open “jaws” ... % change +17.1 Revenues 58.6% +5.7 p.p. 52.9% 12M’05 +1.5% Q3 +3.4% Q2 +5.7% Q1’08 +10.9% Q4 +12.0% Q3 More demanding costs management Strong costs slowdown ... +11.7% Q2 +7.4% Q1’07 2 % change over same quarter of previous year (*) Not incorporating ABN-Real: +7.8 p.p. (**) Data H1’08

17

Loan-loss provisions* by geographic areas

EUR million

	Specific**				Generic	
	9M'08	9M'07	Change		9M'08	9M'07
Europe	1,749	684	+1,065	Spain: +849 mill Other SCF: +192 mill.	9	327
UK	306	290	+16		-49	-49
LatAm	1,895	1,071	+824	Brazil: +247 mill. Mexico: +297 mill. Chile: +174 mill.	12	80
Other	53	48	+5		81	-48
Total	**4,003**	**2,093**	**+1,910**		**53**	**310**

(*) Excluding country-risk. Positive data: allowance; negative data: release

Santander

16 11,035 6,296 4,739 Sep’08 10,212 6,292 3,920 Jun’08 9,073 5,945 3,128 Sep’07 Large on-balance sheet allowances with EUR 6.3 billion of generic ones unused On-balance sheet loan-loss allowances EUR million Total allowances Generic Specific 3,992 9M’08 +67% A strong slowdown scenario requires larger loan-loss provisions LLPs 9M’08 / 9M’07 2,387 9M’07 EUR million 3

18

Group's NPLs and coverage
158%
119%
104%
1.34%
1.63%
0.89%
Sep'07
Jun'08
Sep'08

Coverage ratio (%)
September 2008
129
57
116
Spain
United Kingdom
Latam

Non-performing loans (%)
September 2008
1.50
0.76
2.37
Spain
United Kingdom
Latam

17 9M’07 327 -49 80 -48 310 Generic 9M’08 9 -49 12 81 53 Spain: +849 mill Other SCF: +192 mill. Brazil: +247 mill. Mexico: +297 mill. Chile: +174 mill. Change +1,065 +16 +824 +5 +1,910 and thus, future increases of specific results due to recovery of generic ones Loan-loss provisions* by geographic areas Specific** 9M’07 684 290 1,071 48 2,093 ... provisions will have a limited impact on Growth o/2007 absorbed the specific provisions impact, which was not offset by the release of generic ones ... 9M’08 1,749 306 1,895 53 4,003 Excluding country-risk. Positive data: allowance; negative data: release 3 EUR million Europe UK LatAm Other Total (*) (**) Specific loan-loss provisions are reduced by written-off assets recoveries

19

Group vs. Peers

June 2008
NPLs
Coverage
1.34%
2.64%
119%
65%
SAN
European peers*
SAN
European peers*

Spain

NPLs %
(Aug.) 2.47
Banks + Savings banks
0.66
0.68
0.62
0.83
1.11
1.61
0.65
0.61
0.53
0.64
0.88
1.08
1.50
SAN Group
Dec'04
Dec'05
Dec'06
Dec'07
Mar'08
Jun'08
Sep'08

Source Sector: Banco de España

United Kingdom**

NPLs %
Sector
0.88
1.06
1.03
1.10
1.21
1.33
Abbey
0.61
0.68
0.61
0.69
0.72
0.72
Dec'04
Dec'05
Dec'06
Dec'07
Mar'08
Jun'08

Source Sector: Council Mortgage Lenders

Latin America**

NPLs %
Sector
4.2%
4.0%
4.1%
3.9%
4.1%
4.2%
2.0%
1.7%
2.0%
2.3%
2.5%
2.5%
SAN
Dec'04
Dec'05
Dec'06
Dec'07
Mar'08
Jun'08

Source Sector: Central Banks

(*) Average European banks included in our peer group

Santander

18 116 Latam 2.37 Latam Coverage ratio (%) 57 United Kingdom Non-performing loans (%) 0.76 United Kingdom September 2008 129 Spain September 2008 1.50 Spain 104% 1.63% Sep’08 Group’s NPLs and coverage 119% 1.34% Jun’08 In this scenario Santander maintains good credit quality ratios ... 158% 0.89% Sep’07 3

20

0
3.500
7.000
10.500
14.000
Santander
Wells Fargo (1)
Unicredit
HSBC
Citi
Intesa SP
BBVA
BNP Paribas (1)
Bank of America (1)
JP Morgan (1)
Barclays
RBS
Brazil: +2,011
US: +747
UK: +592

RWA by geographic area
(post-acquisitions)

September'08(e). % over total operating areas

USA 9%
Continental Europe 49%
Latam 25%
Brazil 14%
Mex: 4%
Chile: 3%
Other: 4%
SAN network: 14%
Banesto 11%
SCF 9%
5%
Portugal
Other Europe: 10%
UK 17%

Santander

19 2.47 1.50 Sep’08 (Aug.) Sector 4.2% 2.5% SAN Jun’08 1.61 1.08 SAN Group Jun’08 4.1% 2.5% Mar’08 1.11 0.88 Mar’08 3.9% 2.3% Dec’07 Spain banks 0.83 0.64 Dec’07 Banks + Savings 0.62 4.1% 2.0% Dec’06 0.53 Dec’06 Latin America** 0.68 0.61 Dec’05 4.0% 1.7% Dec’05 NPLs % 0.66 0.65 Dec’04 Source Sector: Banco de España % 4.2% 2.0% Dec’04 Source Sector: Central Banks NPLs 65% European peers* 1.33 Abbey 0.72 Jun’08 Coverage Sector 1.21 0.72 Mar’08 119% SAN 1.10 0.69 Dec’07 1.03 0.61 Dec’06 Group vs. Peers 2.64% European peers* United Kingdom** ... which compare very well with peers at Group level and in the main markets where we operate NPLs 1.06 0.68 Dec’05 June 2008 1.34% SAN % 0.88 0.61 Dec’04 Source Sector: Council Mortgage Lenders Average European banks included in our peer group Data according to local criteria, on a like-for-like basis with the sources for each sector 3 NPLs (*) (**)

20 Continental Europe 49% Portugal 11% SCF 9% Banesto 5% SAN network: 14% Other Europe: 10%9% % [4] (post-acquisitions) USA % 3: r e : Brazil14% e h l t i h O RWA by geographic area Mex: 4% C UK 17% September’08(e). % over total operating areas Latam 25% 14.000 +2,011 +747 +592 10.500 Brazil: US: UK: 7.000 3.500 0 Moreover, we strengthened our retail model and improved business diversification The largest branch network among int’l banks: > 14,000 branches (*) Santander Wells Fargo (1) Unicredit HSBC Citi Intesa SP BBVA BNP Paribas (1) Bank of America (1) JP Morgan (1) Barclays RBS After new incorporations and including PABs in Brazil and B&B agencies in UK Paribas + Fortis; BoA + Merrill Lynch; JP Morgan + WaMu 4 (*) (1) Including new incorporations: Wells Fargo + Wachovia; BNP

22

Principal segments results 9M'08

Continental Europe: SAN+ Banesto+SCF+Portugal (€ Mill.)

+9%
2,806
3,059
9M07
9M08

GBM and others Continental Europe (€ Mill.)

710
-34%
471
9M07
9M08

Attributable profit Proforma*

EUR Mill. and %

Retail Units Europe
UK
13%
(943)
42%
(3,059)
29%
(2,167)
6%
10%
(725)
(471)
Latam
Other Europe
ABN-Real

United Kingdom (£ Mill.)

+20%
613
737
9M07
9M08

Latin America ($ Mill.)

+20%*
2,747
3,294
9M07
9M08

(*) Profit before discont. operations: +23%

21 Grupo Santander basic ideas 9M’08 Business areas performance 9M’08 Conclusions Appendix Index

23

Continental Europe Main Units 9M'08

EUR Mill. and % o/ 9M'07

Gross operating income: 10,654 mill.; +10%	Net operating income: 6,712 mill.; +13%	Attributable profit: 3,530 mill.; +0,4%*

SAN Branch Network
4,035 +14%
2,581 +21%
1,503 +11%
Banesto
1,856 +10%
1,090 +14%
584 +15%
Santander Consumer Finance
2,366 +20%
1,725 +23%
561 +2%
Portugal
932 +2%
520 +1%
411 +5%*
+13%
+18%
+9%
Other **
957 1,465 -6%
591 795 -16%
375 471 -34%
GBM
GBM
GBM

(*) Excluding 2007 extraordinary capital gains and allowances

(**) Global Wholesale Banking, Asset Management and Insurance and Banif

22 737 9M’08 3,294 9M’08 +20% +20%* United Kingdom (£ Mill.) 613 9M’07 Latin America ($ Mill.) 2,747 9M’07 (*) Profit before discont. operations: +23% Latam UK 29% (2,167) 13% (943) 9M’08 10% (725) ABN-Real 6% (471) 42% (3,059) Attributable profit Proforma* EUR Mill. and % Retail Units Europe Other Europe (— Mill.) underlying results in their respective currencies 3,059 9M’08 471 9M’08 (— Mill.) +9% Europe -34% Principal segments results A management vision shows the sustainability of the operating areas’ Continental Europe: SAN+ 2,806 9M’07 710 9M’07 Operating areas attributable profit + ABN Real (accounted for by the equity method in Financial Management and Equity Stakes): EUR 7,365 mill. Banesto+SCF+Portugal GBM and others Continental (*) 23 +9% +11% +15% +2% +5%* -34% 1,503 584 561

24

Continental Europe main units. Activity and profitability

Santander Branch Network

Volume

Var. 9M'08 o/ 9M'07

+3%
+20%
Loans
Deposits*

Net interest inc. / ATAs

2.48%
2.89%
9M'07
9M'08

(*) Including Valores Santander

Banesto

Volume

Var. 9M'08 o/ 9M'07

+2%
+15%
Loans
Deposits w/o Repos

Net interest inc. / ATAs*

2.29%
2.60%
9M'07
9M'08

(*) Retail Banking

Santander Consumer Finance

Volume

Var. 9M'08 o/ 9M07

+20%
+16%
Loans
Deposits w/o Repos

Net interest inc. / ATAs

4.26%
4.25%
9M'07
9M'08

Portugal

Volume

Var. 9M'08 o/ 9M'07

+11%
+18%
Loans
Deposits w/o Repos

Net interest inc. / ATAs

1.61%
1.76%
9M'07
9M'08

Note: Net interest income excluding dividends

Santander

Attributable profit:3,530 mill.; +0,4%* 411 471 375 GBM +18% +21% +14% +23% +1% -16% 9M’08 2,581 1,725 1,090 6,712 mill.; +13% 520 795 Net operating income: 591 GBM +13% +14% +10% +20% +2% -6% 4,035 1,856 2,366 net operating income. Moreover, good quarter in GBM 1,465 932 Gross operating income:10,654 mill.; +10% 957 GBM Continental Europe Main Units EUR Mill. and % o/ 9M’07 The combined retail units registered double digit increases in revenues and SAN Branch Network Banesto Santander Consumer Finance Portugal Other ** (*) Excluding 2007 extraordinary capital gains and allowances (**) Global Wholesale Banking, Asset Management and Insurance and Banif

25

Continental Europe main units

Santander Branch Network

Net operating income

EUR million
+23%
691
727
714
731
837
863
882
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Provisions
Net of provisions
2,132
+21%
2,581
1,896
+9%
2,068
9M'07
9M'08

Banesto

Net operating income

EUR million
+13%
311
322
326
353
357
365
367
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Provisions
Net of provisions
959
+14%
1,090
790
+12%
884
9M'07
9M'08

Santander Consumer Finance

Net operating income

EUR million
+28%
440
481
483
463
516
594
616
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Provisions
Net of provisions
1,404
+23%
1,725
778
+4%
806
9M'07
9M'08

Portugal

Net operating income

EUR million
+3%
174
177
164
157
177
174
169
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Provisions
Net of provisions
515
+1%
520
504
+2%
514
9M'07
9M'08

Santander

24 2.60% 9M’08 (*) Retail Banking 1.76% 9M’08 Banesto Net interest inc. / ATAs* 2.29% 9M’07 Portugal Net interest inc. / ATAs 1.61% 9M’07 +15% Deposits /o Repos +18% Deposits /o Repos Volume w Volume w Var. 9M’08 o/ 9M’07 +2% Loans Var. 9M’08 o/ 9M’07 +11% Loans 2.89% 9M’08 4.25% 9M’08 Net interest inc. / ATAs 2.48% 9M’07 Net interest inc. / ATAs 4.26% 9M’07 +20% Deposits* +16% Deposits /o Repos Volume Volume w Continental Europe main units. Activity and profitability Santander Branch Network Var. 9M’08 o/ 9M’07 +3% Loans (*) Including Valores Santander Santander Consumer Finance Var. 9M’08 o/ 9M07 +20% Loans Note: Net interest income excluding dividends

26

Maintaining solid growth of revenues and results (well above competitors)

Attributable profit: £ 737 mill. (EUR 943 mill.)

Var. 9M'08 / 9M'07 (%)
Gross operating income
+13%
Expenses*
+4%
Net operating income
+22%
Net oper. inc. net of LLPs
+21%
Attributable profit
+20%

Net operating income

£ Million
Total
Global businesses
United Kingdom Retail
319
325
330
334
374
392
422
263
272
297
316
317
322
354
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3

Attributable profit

(*) Personnel + administrative expenses + depreciation and amortisation

Santander

25 1,090 884 9M’08 520 514 9M’08 +14% +12% +1% +2% 959 790 9M’07 515 504 9M’07 Provisions Net of provisions Provisions Net of provisions 367 Q3 169 Q3 Banesto 365 Q2 Portugal 174 Q2 +13% 357 Q1’08 Net operating income +3% 177 Q1’08 Net operating income 353 Q4 157 Q4 326 Q3 164 Q3 322 Q2 177 Q2 EUR million 311 Q1’07 EUR million 174 Q1’07 2,581 2,068 9M’08 1,725 806 9M’08 +21% +9% +23% +4% 2,132 1,896 9M’07 1,404 778 9M’07 Provisions Net of provisions Provisions Net of provisions 882 Q3 616 Q3 863 Q2 594 Q2 837 Q1’08 Net operating income 516 Q1’08 Net operating income +23% 731 Q4 +28% 463 Q4 Santander Branch Network 714 Q3 483 Q3 727 Q2 Santander Consumer Finance EUR million 481 Q2 Continental Europe main units EUR million 691 Q1’07 440 Q1’07

27

9M'08 Key highlights

- **Mortgages:** larger production with better spreads

Net mortgage lending

£ Bill and local criteria

+61%
6.7
10.8
9M'07
9M'08

- **Deposits and investment:** increase net flow ...

£ Bill.

+52%
3.9
5.9
1.3
2.5
1.6
4.3
API*
Retail deposits
9M'07
9M'08

- **... reflected in stocks:**

Increase stocks

Local criteria

+12%
+9%
Mortgages
Deposits and Investment

Increase loans spreads

Percentage

0.65
0.61
0.66
0.70
0.77
Q307
Q4
Q108
Q2
Q3

Results

Gross oper. Income

Base 100: Q1'07 £

100
100
101
103
109
113
118
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3

Efficiency ratio

% var. 9M'08/9M'07 £

+13
+4
Revenues
Expenses
50.1%
46.0%
9M'07
9M'08

Net operating income

£ Mill.

Moderate rise in line with business growth
Provisions
Net of LLPs
974
1,189
+22%
811
983
+21%
9M'07
9M'08

Santander

26 422 354 Q3 252 Q3 392 322 Q2 250 Q2 374 317 Q1’08 235 Q1’08 334 316 Q4 209 Q4 330 297 Q3 325 272 Q2 Attributable profit 207 Q3 Net operating income 319 263 Q1’07 205 Q2 Total Global United Retail £ Million businesses Kingdom £ Million 201 Q1’07 +22% +21% (well above competitors) +20% 9M’08 (ex- A&L and B&B) +13% Maintaining solid growth of revenues and results Attributable profit: £ 737 mill. (EUR 943 mill.) +4% United Kingdom Var. 9M’08 / 9M’07 (%) Gross operating income Expenses* Net operating income Net oper. inc. net of LLPs Attributable profit Personnel + administrative expenses + depreciation and amortisation (*)

28

United Kingdom 9M'08

Greater commercial distribution

Branches (nº)

708
1,300
Abbey
Abbey + A&L + B&B

ATMs (nº)

2,111
4,527
Abbey
Abbey + A&L + B&B

Increased our critical mass in "core business"

June 2008, Market share

Branches
10.3%
Mortgages
13.3%
Deposits
10.0%

... 3rd by market share in deposits in the UK

Better funding structure...

Retail business (£ Bill.)

Data as of September 2008 in local criteria

165
43
A&L
122
Abbey
114
20
24
70
B&B
A&L
Abbey
Loans
Deposits

Funding structure(*)

66%
75%
Abbey
Abbey+A&L+B&B

(*) % loans financed by deposits and capital

Santander

27 46.0% 9M’08 50.1% 9M’07 1,189 983 9M’08 Efficiency ratio +4 Expenses +22% +21% 974 811 9M’07 % var. 9M’08/9M’07 £ +13 Rev enues Results 118 Q3 Net ofLLPs 113 Q2 Provisions 109 Q1’08 Net operating income in 103 Q4 101 Q3 growth Gross oper. Income 100 Q2 Mill. Moderate riseline with business Base 100: Q1’07 £ 100 Q1’07 £ 0.77 Q3 0.70 Q2 0.66 Q108 API* Retail deposits increase net flow ... 0.61 Q4 10.8 9M’08 Increase loans spreads 0.65 Q307 5.9 1.6 4.3 9M’08 Percentage +61% +52% +9% Investment larger production with better spreads 6.7 9M’07 Deposits and 9M’08 Key highlights Net mortgage lending £ Bill and local criteria 3.9 1.3 2.5 9M’07 reflected in stocks: Increase stocks £ Bill. +12% Mortgages Mortgages: Deposits and investment: ... Local criteria API (Annual Premium Income) measures the net business flows that impact revenue and commissions, excluding redemptions and market movements in revenues and fees United Kingdom 9M’08 (ex- A&L y B&B) (*)

29

Latin America Total (ex ABN-Real)

Attributable profit: US$ 3,294 mill. (EUR 2,167 mill.)

Var. 9M'08 / 9M'07 (%)

Gross operating income
+34%
Expenses*
+23%
Net operating income
+42%
Net oper. inc. net of LLPs
+25%
Attributable profit**
+20%

(**) Profit before discontinued operations: +23%

Net operating income

Attributable profit

(*) Personnel + administrative expenses + depreciation and amortisation

Santander

28 B&B A&L Abbey 114 20 24 70 Deposits 75% A&L+ B&B Abbey + A&L Abbey Better funding structure... Retail business (£ Bill.) Data as of September 2008 in local criteria 165 43 122 Loans Funding structure(*) 66% Abbey (*) % loans financed by deposits and capital by 13.3% rd the UK expansion in the UK in “core business” 10.3% 10.0% ... 3 market share in deposits in Increased our critical mass June 2008, Market share Branches Mortgages Deposits The A&L and B&B operations speed up by 2-3 years 1,300 Abbey + A&L + B&B 4,527 Abbey + A&L + B&B distribution Branches (nº) ATMs (nº) United Kingdom 9M’08 Greater commercial 708 Abbey 2,111 Abbey

30

Latin America main units 9M'08 (ex ABN-Real)

US$ mill. and % o/ 9M'07

Gross operating income: 13,629 mill.; +34%

Net operating income: 8,123 mill.; +42%

Attributable profit: 3,294 mill.; +20%

Brazil (ex Real)
5,631
+33%
3,385
+37%
1,138
+21%
Mexico
3,276
+31%
2,129
+39%
827
+21% [+22%]
Chile
2,016
+35%
1,286
+44%
635
+10% [+17%]
Other countries
2,315
+41%
1,087
+68%
497
+30% [+49%]
Santander Private Banking
391
+23%
236
+25%
196
+19%

29 2,038 Q3 2,642 1,124 Q3 2,793 2,180 Q2 1,079 Q2 2,688 2,152 Q1’08 1,092 Q1’08 2,212 1,854 Q4 901 Q4 2,031 1,673 Q3 940 Q3 1,981 1,458 Q2 Attributable profit Net operating income 1,723 1,272 Q1’07 914 Q2 US$ Million Total Global businesses LatAm. Retail US$ Million 892 Q1’07 +42% (ex ABN-Real) +34% +23% +25% In Q3’08 lower gains on financial transactions (Brazil — Mexico) (EUR 2,167 mill.) +20%

31

Latin America main units. Activity and profitability

Brazil (ex Real)

Volumes

+33%
+29%
Loans
Deposits w/o REPOS

Net interest inc. / ATAs

5.47%
5.70%
9M'07
9M'08

Mexico

Volumes

+16%
+2%
Loans
Deposits w/o REPOS

Net interest inc. / ATAs

4.05%
4.67%
9M'07
9M'08

Chile

Volumes

+21%
+16%
Loans
Deposits w/o REPOS

Net interest inc. / ATAs

4.69%
5.13%
9M'07
9M'08

Note: Net interest income excluding dividends

Santander

Latin America Total Attributable profit: US$ 3,294 mill. Gross operating income Expenses* income net of LLPs Attributable profit** Personnel + administrative expenses + depreciation and amortisation Solid commercial revenues in a slightly decelerating macroeconomic environment. Var. 9M’08 / 9M’07 (%) Net operating Net oper. inc. (**) Profit before discontinued operations: +23% (*) 30 [+22%] [+17%] [+49%] +21% +21% +10% +30% +19% 1,138 827 635 Attributable profit:3,294 mill.; +20% 497 196 Note: In brackets, profit before discontinued operations (sale of pension fund businesses) (ex ABN-Real) +37% +39% +44% +68% +25% 9M’08 3,385 2,129 8,123 mill.; +42% 1,286 1,087 Net operating income: 236 +33% +31% +35% +41% +23% 5,631 3,276 to greater lending, change of mix and slightly higher risk premiums 2,016 2,315 13,629 mill.; +34% 391 Latin America main units US$ mill. and % o/ 9M’07 Strong growth of revenues in all countries with costs under control. Increased LLPs due Gross operating income: Brazil (ex Real) Mexico Chile Other countries Santander Private Banking

32

Latin America main units

Brazil (ex Real)

Net operating income

US$ million

+37%
2,480
3,385
Provisions
Net of provisions
1,723
+24%
2,133
9M'07
9M'08

Mexico

Net operating income

US$ million

+39%
1,527
2,129
Provisions
Net of provisions
1,112
+9%
1,212
9M'07
9M'08

Chile

Net operating income

US$ million

+44%
891
1,286
Provisions
Net of provisions
733
+22%
897
9M'07
9M'08

Santander

31 4.67% 9M’08 Net interest inc. / ATAs 4.05% 9M’07 Mexico +2% Deposits w/o REPOS 5.13% 9M’08 Volumes Var. 9M’08 o/ 9M’07 in local currency +16% Loans Net interest inc. / ATAs 4.69% 9M’07 Activity and profitability Chile 5.70% 9M’08 +16% Deposits w/o REPOS Volumes +21% Loans Net interest inc. / ATAs 5.47% 9M’07 Var. 9M’08 o/ 9M’07 in local currency Brazil (ex Real) +29% Deposits w/o REPOS Volumes Latin America main units. Var. 9M’08 o/ 9M’07 in local currency +33% Loans Note: Net interest income excluding dividends

33

Banco Real (Proforma data. Estimated under Spain's criteria)

Current status

9M'08 activity and management

Volume

% var. Sep'08 / Sep'07 in local currency

+19%
+33%
Loans
Deposits

Credit quality

Sep'08

3.5%
124%
NPLs
Coverage

Results

Net op. income

US$ million

+28%
2,740
3,494
9M'07
9M'08

Ordinary attr. profit*

US$ million

+25%
883
1,106
9M'07
9M'08

Santander

32 2,129 1,212 9M’08 +39% +9% 1,527 1,112 9M’07 Provisions Net of provisions Mexico 636 Q3 820 Q2 1,286 897 9M’08 +16% 673 Q1’08 Net operating income 533 Q4 +44% +22% 551 Q3 891 733 9M’07 US$ million 503 Q2 474 Q1’07 Provisions Net of provisions Chile 499 Q3 3,385 2,133 9M’08 422 Q2 +24% Net operating income 365 Q1’08 +37% +44% 333 Q4 2,480 1,723 9M’07 346 Q3 Net of US$ million 285 Q2 Provisions provisions 260 Q1’07 1,058 Q3 1,144 Q2 Brazil (ex Real) Net operating income 1,183 Q1’08 +22% 987 Q4 870 Q3 US$ million 893 Q2 Latin America main units 717 Q1’07

34

Financial Management and Equity Stakes

Last quarter performance

354
-355
-1
Q2'08
Q3'08

Year-on-year performance

295
+206
89
9M'07
9M'08

Main impacts:

Sovereign (accounted for by equity method)	-176
Exchange rate position in trading gains	-123
Other (dividends)	-56
Total impact on profit:	**-355**

Main impacts:

Equity method (Real, Sovereign)	+554
Gains on financial transactions (ALM hedges; Q1'07 value loss)	+71
Other	+147
9M'07 capital gains (Intesa-Sanpaolo)	-566
Total impact on profit:	**+206**

Santander

33 124% Coverage Credit quality 1,106 9M’08 3.5% NPLs +25% Sep’08 Ordinary attr. profit* US$ million 883 9M’07 +33% Deposits Results 3,494 9M’08 Volume +28% (Proforma data. Estimated under Spain’s criteria) 9M’08 activity and management % var. Sep’08 / Sep’07 in local currency +19% Loans Net op. income US$ million 2,740 9M’07 (*) Excluding in 2007 sale of portfolios done before taking control of ABN AMRO with net capital gains of US$ 176 mill. Current status Defined single organisation Integration Plan started Meeting with Investors and Analysts São Paulo 31-10-2008 In July Brazil Central Bank approved the purchase operation by Santander Separation from ABN AMRO and effective purchase completed First steps of the integration process: - — Banco Real

34 +554 +71 +147 -566 +206 295 9M’08 (Real, Sovereign) +206 Year-on-year performance 89 9M’07 (ALM hedges; Q1’07 value loss) 9M’07 capital gains (Intesa-Sanpaolo) Equity method Gains on financial transactions Other Main impacts: Total impact on profit: -176 -123 -56 -355-1 Q3’08 Last quarter performance -355 Growth over 9M’07 basically due to ABN-Banco Real incorporation Attributable profit of Financial Mgmt. and Equity Stakes (EUR mill.) 354 Q2’08 Sovereign (accounted for by equity method) Exchange rate position in trading gains Other (dividends) Financial Management and Equity Stakes Sharp drop o/Q2’08 due to impact from exchange rates and Sovereign’s adjustment. Main impacts: Total impact on profit:

36

Retail Banking

Retail Banking (€)

Var. 9M'08 / 9M'07 (%)
Gross operating income
+13%
Expenses*
+3%
Net operating income
+20%
Net oper. inc. net of LLPs
+8%
PBT
+5%

... although impacted by exchange rates. Excl. exch.rates: PBT +9%

Europe Retail PBT (€ Mill.)

3,799
+8%
4,111
9M'07
9M'08

United Kingdom Retail PBT (£ Mill.)

679
+18%
798
9M'07
9M'08

In €: +2%

LatAm Retail PBT (US$ Mill.)

2,640
+14%
3,004
9M'07
9M'08

In €: +1%

(*) Personnel + administrative expenses + depreciation and amortisation

Santander

SECONDARY SEGMENTS

37

Global Wholesale Banking (GBM)

PBT

EUR million

Gross operating income

EUR million

Customers 9M :+21%

Total
Trading
Customers
1,064
858
697
695
905
879
945
272
260
102
140
149
126
60
792
598
595
555
756
753
885
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3

Operating expenses

EUR million

Santander

36 In —: +2% In —: +1% 4,111 9M’08 798 9M’08 3,004 9M’08 +8% +18% +14% Europe Retail PBT (— Mill.) 3,799 9M’07 United Kingdom Retail PBT (£ Mill.) 679 9M’07 LatAm Retail PBT (US$ Mill.) 2,640 9M’07 +20% although PBT +9% ... impacted by exchange rates. Excl. exch.rates: maintaining sustainable results ... +13% +8% Retail Banking (—) +3% +5% PBT Retail Banking Retail Banking withstood very well the current market environment, Var. 9M’08 / 9M’07 (%) Gross operating income Expenses* Net operating income Net oper. inc. net of LLPs Personnel + administrative expenses + depreciation and amortisation (*)

38

Asset Management and Insurance

PBT

Business total contribution: Group's total revenues

EUR million
Total
2,788
+2%
2,836
Insurance*
1,358
+22%
1,661
Asset Mgmt.
1,430
-18%
1,175
9M'07
9M'08

(*) Insurance fees plus insurance activity

Santander

37 945 60 885 Q3 281 Q3 879 126 753 Q2 285 Q2 905 149 756 Q1’08 278 Q1’08 Customers 9M :+21% 695 140 555 Q4 334 Q4 697 102 595 Q3 271 Q3 858 260 598 Q2 Operating expenses Gross operating income 1,064 272 792 Q1’07 255 Q2 EUR million Total Trading Customers EUR million 254 Q1’07 605 Q3 543 Q2 customer revenues and cost control 592 Q1’08 PBT 236 Q4 377 Q3 Good performance of the area in a sluggish market thanks to solid 577 Q2 Global Wholesale Banking (GBM) EUR million 882 Q1’07

38 2,836 1,661 1,175 9M’08 +2% +22% -18% Business total contribution: Group’s total revenues 2,788 1,358 1,430 9M’07 EUR million Total Insurance* Asset Mgmt. 120 Q3 156 Q2 139 Q1’08 PBT 107 Q4 141 Q3 Contribution to the Group close to EUR 1 bill. in revenues in the quarter Insurance: good performance in all geographic areas Mutual Funds: impacted by greater focus on deposits and reduced attractiveness in Spain 162 Q2 EUR million 134 Q1’07 (*) Insurance fees plus insurance activity Asset Management and Insurance

40

In a very complicated Q3'08 for banking activity, Santander offered robust business results and management leadership

We achieved ...

- Q3'08 profit: EUR 2,205 mill., the largest among peer banks that have already published their results
- 9M'08 profit: EUR 6,935 mill. (+15.8% o/ ordinary profit 9M'07)
- EPS 9M'08*: EUR 1.04 € (+8%)
- 2nd interim dividend: +10%
- Financial City capital gains: EUR 586 mill. (with no impact on 9M'08 results)
- Widening the credit quality advantage with competitors
- Maintaining solid solvency levels

Moreover, we maintained our "vertical" strategy to strengthen the Group's position in core markets

(*) Including the number of shares which will compulsorily be converted to Valores Santander. Growth o/ ordinary 9M'07 EPS

Santander

· 39 • 9M’08 9M’08 ideas basic performance Santander areas • Grupo Business Conclusions Appendix • Index

40interim dividend: +10%

In short ...

42

Santander faces the new scenario from a strengthened position

Capital
- Core > 6%
- No "toxic" products
- 6.3 bn. generic prov.

Business
- Diversification
- Liquidity

Potential
- Synergies
- Future profit

Santander

41 new entities into the Group Supporting local factories: IT (Partenón), operations ... Abbey (2005-07); Santander Consumer Europe (2002-07)... Integrations with low execution risk Manage the incorporation of the In-market integrations Management by local teams Santander’s experience, infrastructure and track-record - — 2 Face slowdown strengthening the “management drivers” Based on our business model Boost commercial revenues ... ...via spreads with focus on deposits Further emphasis on cutting costs Active management of risks and recoveries Maintaining strict discipline in liquidity and capital use Santander’s management for the coming quarters will evolve around two important issues 1

42 Synergies Future profit • Potential • position Liquidity Diversification • Business • continue outperforming our peers Core > 6% Bank with a “winning model” in this scenario to Santander faces the new scenario from a strengthened Capital • No “toxic” products 6.3 bn. generic prov. In short ... • •

· 43 • 9M’08 9M’08 ideas basic performance • Santander areas Appendix Grupo Business Conclusions • Index

44 Appendix Continental Europe United Kingdom Latin America Global Banking & Markets Grupo Santander income statement Units — - — -

Grupo Santander Results

46

EUR million	9M'08	Var. o/ 9M'07 Amount	%
Commercial revenue	**20,216**	**+2,324**	**+13.0**
Gains on financial transactions	2,318	+265	+12.9
Gross operating income	22,534	+2,588	+13.0
Operating expenses	-9,303	-314	+3.5
Net operating income	**13,147**	**+2,247**	**+20.6**
Loan-loss provisions	-3,992	-1,605	+67.2
Net operating inc. (net of LLPs)	**9,155**	**+642**	**+7.5**
Attributable profit (ex-capital gains)	**6,935**	**+946**	**+15.8**
Capital gains *	--	-582	-100.0
Attributable profit	6,935	+363	+5.5

(*) Including in 9M'07 EUR 582 mill. of capital gains from the sale of equity stakes in Intesa Sanpaolo and BPI

Santander

45 Grupo Santander income statement

46% +13.0 +12.9 +13.0 +3.5 +20.6 +67.2 +7.5 +15.8 -100.0+5.5Var. o/ 9M’07 Amount +2,324 +265 +2,588 -314 +2,247 -1,605 +642 +946 -582+3639M’08 20,216 2,318 22,534 -9,303 13,147 -3,992 9,155 6,935 —6,935(net of LLPs) (ex-capital gains)(*)

48

Santander Branch Network

9M'08 key highlights

Loans: +3% **Savings: -4%**

% var. Sep'08 / Sep'07

+3%
+4%
+20%
-30%
+81%
Mortgages
Other loans
Deposits + Val. SAN
Mut. funds + Pensions
Insurance Savings-Inv

Results

Gross op. income **Efficiency ratio**

100
105
104
105
115
118
119
+14
+3
39.0%
35.3%
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Revenues
Expenses
9M'07
9M'08

Net operating income

EUR million

+23%
691
727
714
731
837
863
882
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
+21%
2,581
2,132
Provisions
+9%
Net of LLPs
1,896
2,068
9M'07
9M'08

Santander

47 Continental Europe Main units performance Spreads performance Non-performing loans and coverage ratio performance

49

Banesto

9M'08 key highlights

Loans: +2%
Savings: +2%
% var. Sep'08 / Sep'07
+1%
+4%
+15%
-32%
+14%
Mortgages
Other loans
Deposits w/o Repos
Mut. funds + Pensions
Insurance Savings-Inv

- **Expenses :** decreasing in real terms after completing branch expansion plan in 2007 and benefiting from the Menara plan
- **LLPs:** increasing in specific ones due to environment, offset by lower generic provisions

Results

Gross op. income
Efficiency ratio
Base 100: Q1'07
% var. 9M'08/9M'07
100
101
105
107
110
111
114
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
+10
+3
Revenues
Expenses
41.7%
39.7%
9M'07
9M'08

Net operating income
EUR million
+13%
311
322
326
353
357
365
367
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Provisions
Net of LLPs
959
+14%
1,090
790
+12%
884
9M'07
9M'08

Santander

48 35.3% 9M’08 2,581 2,068 9M’08 39.0% 9M’07 +21% +9% +3 Expenses 2,132 1,896 9M’07 Efficiency ratio % var. 9M’08/9M’07 +14 Revenues Provisions Net of LLPs 119 Q3 882 Q3 Results 118 Q2 863 Q2 115 Q1’08 837 Q1’08 105 Q4 Net operating income +23% 731 Q4 104 Q3 714 Q3 Gross op. income Base 100: Q1’07 105 Q2 EUR million 727 Q2 100 Q1’07 691 Q1’07 +81% Insurance Savings-Inv Savings: -4% -30% Mut. funds + Pensions +20% Deposits + Val. SAN 9M’08 key highlights (deposits and insurance savings) Loans: +3% +4% Other loans slowing down after completing branch Increase due to environment (larger Lending slowdown and focus on liquidity capturing % var. Sep’08 / Sep’07 +3% Mortgages Expenses: expansion plan in 2007. Improving quarter-on-quarter (2007: +7%; Q3’08: -0.4%) LLPs:specific ones) and releases in Q1’07 Santander Branch Network

Santander Consumer Finance

50

9M'08 key highlights

SANTANDER CONSUMER EUROPE

- **Improving revenues trend:** recovery in Germany, focus on spreads and higher cross-selling

New lending
Var. Jan-Sep'08 / Jan-Sep'07 in EUR
+14%
+16%
-23%
+28%
+17%
Germany
Italy
Spain
Nordic
Eastern E.

- **Expenses:** significant impact from new businesses incorporation (+5% ex-perimeter and start-ups)
- **LLPs:** increasing due to worsening environment

SANTANDER CONSUMER USA (Drive)

- **Good management in a recession environment**

Var. Sep'08 / Sep'07 in USD
+32%
Assets
Attr. profit. (USD mill.)
105
+11%
117
9M'07
9M'08

Results

Gross op. income
Base 100: Q1'07
100
109
108
108
116
129
137
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3

Efficiency ratio
% var. 9M'08/9M'07
+20
+14
Revenues
Expenses
28.9%
27.4%
9M'07
9M'08

Net operating income
EUR million
+28%
440
481
483
463
516
594
616
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
+23%
1,404
1,725
Provisions
Net of LLPs
778
+4%
806
9M'07
9M'08

Santander

49 39.7% 9M’08 1,090 884 9M’08 41.7% 9M’07 +12% +14% Efficiency ratio +3 Expenses 959 790 9M’07 % var. 9M’08/9M’07 +10 Revenues Provisions Net of LLPs 114 Q3 367 Q3 Results 111 Q2 365 Q2 110 Q1’08 +13% 357 Q1’08 107 Q4 Net operating income 353 Q4 105 Q3 326 Q3 Gross op. income Base 100: Q1’07 101 Q2 EUR million 322 Q2 100 Q1’07 311 Q1’07 +14% Insurance Savings-Inv Savings: +2% -32% Mut. funds + Pensions plan +15% Deposits w/o Repos decreasing in real terms after +4% 9M’08 key highlights slowdown in loans (very significant in Loans: +2% Other loans : increasing in specific ones due to Activity: mortgages) and commercial policy toward deposits % var. Sep’08 / Sep’07 +1% Mortgages Expensescompleting branch expansion plan in 2007 and benefiting from the Menara LLPs: environment, offset by lower generic provisions Banesto

Portugal

51

9M'08 key highlights

Loans: +11% | **Savings: -1%**

% var. Sep'08 / Sep'07

+6%
+21%
+14%
+18%
-29%
-4%
Individuals
SMEs / Business
Corporates
Deposits w/o Repos
Mut. funds + Pensions
Insurance Savings-Inv

- **Revenues:** impacted by competitors and regulatory changes
- **Expenses:** below inflation.
- **LLPs:** lower due to portfolio sales

Results

Gross op. income

Base 100: Q1'07

100
101
97
97
101
101
100
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3

Efficiency ratio

% var. 9M'08/9M'07

+2
+3
43.2%
43.7%
Revenues
Expenses
9M'07
9M'08

Net operating income

EUR million

515
+1%
520
Provisions
Net of LLPs
504
+2%
514
9M'07
9M'08

Santander

50 27.4% 9M’08 1,725 806 9M’08 28.9% 9M’07 +23% +4% Efficiency ratio +14 Expenses 1,404 778 9M’07 % var. 9M’08/9M’07 +20 Revenues Provisions Net of LLPs Results 137 Q3 616 Q3 129 Q2 594 Q2 116 Q1’08 516 Q1’08 Q4 Net operating income +28% 463 Q4 108 108 Q3 483 Q3 Gross op. income Base 100: Q1’07 109 Q2 EUR million 481 Q2 100 Q1’07 440 Q1’07 +17% Eastern E. (USD mill.) 117 9M’08 +11% recovery in Germany, +28% Nordic Attr. profit. 105 9M’07 New lending -23% Spain 9M’08 key highlights Var. Jan-Sep’08 / Jan-Sep’07 in EUR +16% Italy significant impact from new businesses increasing due to worsening environment +32% Assets SANTANDER CONSUMER EUROPE Improving revenues trend: focus on spreads and higher cross-selling +14% Germany Expenses: incorporation (+5% ex-perimeter and start-ups) LLPs: SANTANDER CONSUMER USA (Drive) Good management in a recession environment Var. Sep’08 / Sep’07 in USD Santander Consumer Finance

52

Continental Europe. Main units spreads

(%)

SAN Branch Network

3.47 3.69 3.94 3.98 3.82 3.87 3.95
2.22 2.43 2.70 2.66 2.44 2.48 2.52
1.25 1.26 1.24 1.32 1.38 1.39 1.43
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3
Loans
Deposits
Total

Banesto Retail Banking

3.35 3.39 3.48 3.49 3.27 3.43 3.35
2.03 2.11 2.19 2.15 1.90 2.01 1.90
1.32 1.28 1.29 1.34 1.37 1.42 1.45
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3
Loans
Deposits
Total

Santander Consumer Lending

Portugal Retail Banking

51 43.7% 9M’08 520 514 9M’08 43.2% 9M’07 +1% +2% Efficiency ratio +3 Expenses 515 504 9M’07 % var. 9M’08/9M’07 +2 Revenues Provisions Net of LLPs Results 100 Q3 169 Q3 Q2 174 Q2 101 101 Q1’08 Net operating income +3% 177 Q1’08 97 Q4 157 Q4 97 Q3 164 Q3 Gross op. income Base 100: Q1’07 101 Q2 177 Q2 100 Q1’07 EUR million 174 Q1’07 -4% Insurance Savings-Inv Savings: -1% -29% Mut. funds + Pensions Retail Banking PBT: +8%. +18% Deposits w/o Repos In lending and savings, focus on individual +14% Corporates impacted by competitors and below inflation. 9M’08 key highlights Loans: +11% +21% SMEs / Business lower due to portfolio sales In a very difficult business scenario, increasing results vs. decrease of competitors Year-on-year comparison impacted by wholesale operations in 2007. Activity: customers and SMEs. Preference on deposits % var. Sep’08 / Sep’07 +6% Individuals Revenues:regulatory changes Expenses: LLPs: Portugal

53

Continental Europe. NPLs and coverage

Banco Santander*
318%
169%
138%
0.46%
1.06%
1.40%
Sep'07
Jun'08
Sep'08
NPLs
Coverage

Banesto
369%
202%
146%
0.43%
0.80%
1.18%
Sep'07
Jun'08
Sep'08
NPLs
Coverage

Santander Consumer
104%
90%
87%
2.81%
3.49%
3.87%
Sep'07
Jun'08
Sep'08
NPLs
Coverage

Portugal
119%
93%
82%
1.30%
1.53%
1.65%
Sep'07
Jun'08
Sep'08
NPLs
Coverage

Santander

52 3.35 1.90 1.45 Q3 3.27 1.90 1.37 Q3 3.43 2.01 1.42 Q2 Total 3.33 1.94 1.39 Q2 Total 3.27 1.90 1.37 Q1’08 3.43 1.96 1.47 Q1’08 3.49 2.15 1.34 Q4 Deposits 3.51 2.14 1.37 Q4 Deposits 3.48 2.19 1.29 Q3 Loans 3.52 2.17 1.35 Q3 Loans Banesto Retail Banking 3.39 2.11 1.28 Q2 Portugal Retail Banking 3.44 2.01 1.43 Q2 3.35 2.03 1.32 Q1’07 3.42 1.96 1.46 Q1’07 3.95 2.52 1.43 Q3 3.56 Q3 3.87 2.48 1.39 Q2 Total 3.63 Q2 3.82 2.44 1.38 Q1’08 3.69 Q1’08 3.98 2.66 1.32 Q4 Deposits 3.67 Q4 SAN Branch Network 3.94 2.70 1.24 Q3 Loans 3.82 Q3 3.69 2.43 1.26 Q2 Santander Consumer Lending 3.99 Q2 Continental Europe. Main units spreads (%) 3.47 2.22 1.25 Q1’07 4.10 Q1’07

53 146% 1.18% Sep’08 82% 1.65% Sep’08 Coverage Coverage Banesto 202% Jun’08 Portugal 93% 1.53% Jun’08 0.80% NPLs NPLs 369% 0.43% Sep’07 119% 1.30% Sep’07 87% 3.87% Sep’08 138% 1.40% Sep’08 Coverage Coverage 169% Jun’08 90% 3.49% Jun’08 Banco Santander* 1.06% NPLs Santander Consumer NPLs Continental Europe. NPLs and coverage 318% 0.46% Sep’07 104% 2.81% Sep’07 (*) Santander Branch Network has a NPL ratio of 1.92% with a coverage ratio of 102% at Sep. 2008

55

Mortgages

Lending
£ Bill.
Gross
27.1
27.0
Repayments
20.3
16.2
Net
6.7
+61%
10.8
9M'07
9M'08
Stock
£ Bill.
+12%
108.4
121.2
9M'07
9M'08
Spread: +11 b.p.

UPLs

Gross lending
£ Mill.
(20%)
899
cahoot
131
769
722
93
632
9M'07
9M'08
Stock
£ Bill.
(18%)
2.9
cahoot
0.8
2.2
2.4
0.5
1.9
9M'07
9M'08
Spread: +118 b.p.

Deposits and investment business

Net flows
+52%
3.9
1.3
2.5
5.9
1.6
4.3
9M'07
9M'08
Retail deposits
API*
Stock**
£ Bill.
+9%
66.6
72.6
9M'07
9M'08
Spread**: -11 b.p.

Current accounts

Standard account openings
(000s).
+50%
191
287
9M'07
9M'08
Current a/c liability
£ Bill.
(3%)
5.2
5.0
9M'07
9M'08
Spread: +5 b.p.

Note.- Spreads variations are the quarter's average

(**) Excluding funds under management

54 United Kingdom Business performance Spreads performance Non-performing loans and coverage ratio performance

56

Abbey. Spreads and NPLs ratio
(%)

Spreads Retail Banking
1.97
2.01
2.01
1.98
2.00
1.95
2.01
1.28
1.32
1.36
1.37
1.34
1.25
1.24
0.69
0.69
0.65
0.61
0.66
0.70
0.77
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Loans
Deposits
Total

NPLs and coverage
74%
55%
57%
0.58%
0.70%
0.76%
Sep'07
Jun'08
Sep'08
NPLs
Coverage

Santander

55 2.4 0.5 1.9 9M’08 5.0 9M’08 Stock (18%) (3%) Spread: +5 b.p. 2.9 0.8 2.2 9M’07 Spread: +118 b.p. Current a/c liability £ Bill. 5.2 9M’07 £ Bill. cahoot UPLs 287 9M’08 722 93 632 9M’08 Current accounts (20%) +50% 191 9M’07 Gross lending 899 131 769 9M’07 £ Mill. cahoot Standard account openings (000s). 121.2 9M’08 72.6 9M’08 Stock +12% Stock** +9% Spread**: -11 b.p. £ Bill. 108.4 9M’07 Spread: +11 b.p. 66.6 9M’07 £ Bill. Mortgages 10.8 API* 27.0 16.2 9M’08 5.9 1.6 4.3 9M’08 Lending +61% Net flows +52% 27.1 20.3 6.7 9M’07 Deposits and investment business 3.9 1.3 2.5 9M’07 Retail deposits API (Annual Premium Income) measures the net business flows that impact revenue and £ Bill. Gross commissions, excluding redemptions and market movements in revenues and fees United Kingdom. Business performance (ex- A&L y B&B) Repayments Net Note.- Spreads variations are the quarter’s average (*) (**) Excluding funds under management

· 56 • 57% 0.76% Sep’08 • coverage Coverage • 55% 0.70% Jun’08 • and NPLs • NPLs • 74% 0.58% Sep’07 • ratio • 2.01 1.24 0.77 Q3 NPLs 1.95 1.25 0.70 Q2 Total and Banking 2.00 1.34 0.66 Q1’08 Retail 1.98 1.37 0.61 Deposits Spreads 2.01 1.36 0.65 Q3 Loans Spreads 2.01 1.32 0.69 Q2 Abbey.(%) 1.97 1.28 0.69 Q1’07

58

Brazil (Ex–Real)

Macro and financial environment

- Solid macro fundamentals and GDP'08e:+5.3%. Upgrade to investment-grade (country-risk: 467 b.p.)
- Interest rate rising (+250 bp o/ Dec'07) due to inflation
- Fin. system loans: +34%; Fin. system savings: +19%

9M'08 key highlights

- **Customers:** total:+0.7 mill.; linked: +0.5 mill.
- **Activity:** growing above market in loans to SMEs and in deposits

Loans: +33%
Savings: +5%
% var. Sep'08 / Sep'07 in local currency
+21%
+51%
+29%
+29%
-12%
Individual customers
SMEs
Companie +GWB
Deposits excl. Repos
Mutual funds

- **Revenues:** in Q3 impacted by interest rates rises and markets
- **Expenses:** y-o-y growth due to commercial expansion plans, slowing down in recent quarters
- **LLPs:** larger due to change of mix. Stable risk premium in recent quarters

Results

Gross op. income
Base 100: Q1'07 US$
100
117
120
139
151
151
148
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3

Efficiency ratio
% var. 9M'08/9M'07 US$
+33
+27
Revenues
Expenses
39.1%
37.6%
9M'07
9M'08

Net operating income
US$ million
+22%
717
893
870
987
1,183
1,144
1,058
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
+37%
3,385
2,480
Provisions
Net of LLPs
1,723
+24%
2,133
9M'07
9M'08

Santander

· 57 • ratio coverage and America performance performance loans Latin units Non-performing performance Main Spreads •

59

Mexico

Macro and financial environment

9M'08 key highlights

- **Customers:** total: +0.5 mill.; linked: +270,000
- **Activity:** above market in new housing and SMEs loans and in mutual funds

Loans: +16% | **Savings: +5%**

% var. Sep'08 / Sep'07 in local currency

+13%
+20%
+22%
+2%
+10%
Individual customers
SMEs
Companies +GWB
Deposits excl. Repos
Mutual funds

- **Revenues:** in Q2'08 sale of portfolios
- **Expenses:** higher due to programs to develop commercial business, but decelerating
- **LLPs:** higher due to increasing cards business

Results

Gross op. income

Base 100: Q1'07 US$

100
103
115
114
132
151
133
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3

Efficiency ratio

% var. 9M'08/9M'07 US$

+31
+17
Revenues
Expenses
36.0%
32.4%
9M'07
9M'08

Net operating income

US$ million

+16%
474
503
551
533
673
820
636
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Provisions
Net of LLPs
+39%
1,527
2,129
1,112
+9%
1,212
9M'07
9M'08

Santander

58 37.6% 9M’08 3,385 2,133 9M’08 39.1% 9M’07 +24% +37% Efficiency ratio +27 Expenses 2,480 1,723 9M’07 % var. 9M’08/9M’07 US$ +33 Revenues Provisions Net of LLPs Results 148 Q3 1,058 Q3 Q2 1,144 Q2 151 151 Q1’08 Net operating income 1,183 Q1’08 139 Q4 +22% 987 Q4 120 Q3 870 Q3 Gross op. income Base 100: Q1’07 US$ 117 Q2 US$ million 893 Q2 100 Q1’07 717 Q1’07 Savings: +5% -12%Mutual funds (country-risk: 467 b.p.) o/ Dec’07) due to inflation +29% Deposits excl. Repos total:+0.7 mill.; linked: +0.5 mill. +29% Companies +GWB Macro and financial environment 9M’08 key highlights growing above market in loans to SMEs and Loans: +33% +51% SMEs in Q3 impacted by interest rates rises and y-o-y growth due to commercial larger due to change of mix. Stable risk Brazil (Ex-Real) Solid macro fundamentals and GDP’08e:+5.3%. Upgrade to investment-grade Interest rate rising (+250 bp Fin. system loans: +34%; Fin. system savings: +19% Customers: Activity: in deposits % var. Sep’08 / Sep’07 in local currency +21% Individual customers Revenues: markets Expenses:expansion plans, slowing down in recent quarters LLPs:premium in recent quarters

60

Chile

Macro and financial environment

9M'08 key highlights

- **Customers:** total: +0.3 mill.; linked: +87,000
- **Activity:** focus on profitability with higher market share in revenues and profit

Loans: +21% **Savings: +11%**

% var. Sep'08 / Sep'07 in local currency

+19%
+20%
+24%
+16%
-6%
Individual customers
SMEs
Companies +GWB
Deposits excl. Repos
Mutual funds

- **Expenses:** higher due to programs to develop commercial business, but slowing down
- **LLPs:** increasing due to change of mix and higher risk premium

Results

Gross op. income

Base 100: Q1'07 US$

100
111
129
129
137
155
167
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3

Efficiency ratio

% var. 9M'08/9M'07 US$

+35
+22
Revenues
Expenses
39.1%
35.2%
9M'07
9M'08

Net operating income

US$ million

+44%
891
1,286
Provisions
Net of LLPs
733
+22%
897
9M'07
9M'08

Santander

59 32.4% 9M’08 2,129 1,212 9M’08 36.0% 9M’07 +39% +9% Efficiency ratio +17 Expenses 1,527 1,112 9M’07 % var. 9M’08/9M’07 US$ +31 Revenues Provisions Net of LLPs Results 133 Q3 636 Q3 151 Q2 820 Q2 132 Q1’08 Net operating income +16% 673 Q1’08 114 Q4 533 Q4 115 Q3 551 Q3 Gross op. income Base 100: Q1’07 US$ 103 Q2 US$ million 503 Q2 100 Q1’07 474 Q1’07 +10% Mutual funds o/ Dec’07) Savings: +5% +2% Deposits excl. Repos total: +0.5 mill.; linked: +270,000 +22% Companies +GWB Macro and financial environment 9M’08 key highlights above market in new housing and SMEs Loans: +16% +20% SMEs in Q2’08 sale of portfolios higher due to programs to develop higher due to increasing cards business Mexico Solid macro fundamentals and GDP’08e:+2.5%. Higher inflation raises interest rates (+75 bp Expansive fiscal policy Fin. system loans: +12%; Fin. system savings: +6% Customers: Activity: loans and in mutual funds % var. Sep’08 / Sep’07 in local currency +13% Individual customers Revenues: Expenses:commercial business, but decelerating LLPs:

61

Latin America. Main country spreads

(%)

Retail Banking Brazil (ex-Real)
18.04 17.89 17.44 17.35 16.94 16.39 15.85
16.42 16.46 16.04 16.03 15.65 15.13 14.62
1.62 1.43 1.40 1.32 1.29 1.26 1.23
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3
Loans Deposits Total

Retail Banking Mexico
14.39 14.25 14.41 14.02 14.71 14.90 14.70
10.84 10.79 10.99 10.64 11.19 11.44 10.99
3.55 3.46 3.42 3.38 3.52 3.46 3.71
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3
Loans Deposits Total

Retail Banking Chile
7.35 7.75 8.28 8.24 8.40 8.61 8.69
5.11 5.21 5.32 5.26 5.33 5.45 5.24
2.24 2.54 2.96 2.98 3.07 3.16 3.45
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3
Loans Deposits Total

Santander

60 35.2% 9M’08 1,286 897 9M’08 39.1% 9M’07 +22% +44% Efficiency ratio +22 Expenses 891 733 9M’07 Net of LLPs % var. 9M’08/9M’07 US$ +35 Revenues Provisions Results 167 Q3 499 Q3 155 Q2 422 Q2 137 Q1’08 Net operating income 365 Q1’08 129 Q4 +44% 333 Q4 129 Q3 346 Q3 Gross op. income Base 100: Q1’07 US$ 111 Q2 US$ million 285 Q2 100 Q1’07 260 Q1’07 o/ Dec’07) -6% Mutual funds Savings: +11% +16% Deposits excl. Repos 9M’08 key highlights total: +0.3 mill.; linked: +87,000 +24% Companies +GWB higher due to programs to develop Macro and financial environment focus on profitability with higher market Loans: +21% +20% SMEs increasing due to change of mix and higher Chile Solid macro fundamentals, GDP ‘08(e)= +4% and country rating improvement (A+) at year-end 2007 Higher inflation raises interest rates (+225 bp Fin. system loans: +22%; Fin. system savings: +17% Customers: Activity: share in revenues and profit % var. Sep’08 / Sep’07 in local currency +19% Individual customers Expenses:commercial business, but slowing down LLPs:risk premium

62

Latin America. NPLs and coverage ratio

Brazil (ex-Real)

102%
103%
101%
2.79%
3.11%
3.21%
Sep'07
Jun'08
Sep'08
NPLs
Coverage

Mexico

210%
158%
134%
1.09%
1.45%
2.06%
Sep'07
Jun'08
Sep'08
NPLs
Coverage

Chile

121%
111%
111%
2.08%
2.28%
2.45%
Sep'07
Jun'08
Sep'08
NPLs
Coverage

Santander

61 14.70 10.99 3.71 Q3 14.90 11.44 3.46 Q2 Total 14.71 11.19 3.52 Q1’08 Deposits 14.02 10.64 3.38 Q4 41 . 10.99 3.42 Q3 14 Loans 8.69 5.24 3.45 Q3 25 Retail Banking Mexico . 10.79 3.46 Q2 14 8.61 5.45 3.16 Q2 Total 39 10.84 . 3.55 14 Q1’07 8.40 5.33 3.07 Q1’08 Deposits 8.24 5.26 2.98 Q4 15.85 14.62 1.23 Q3 8.28 5.32 2.96 Q3 Loans 16.39 15.13 1.26 Q2 Total Retail Banking Chile 7.75 5.21 2.54 Q2 16.94 15.65 1.29 Q1’08 7.35 5.11 2.24 Q1’07 17.35 16.03 1.32 Q4 Deposits 17.44 16.04 1.40 Q3 Loans Retail Banking Brazil (ex-Real) 17.89 16.46 1.43 Q2 Latin America. Main country spreads (%) 18.04 16.42 1.62 Q1’07

63

Global Banking & Markets

- Customer revenues

Santander

62 134% 2.06% Sep’08 158% 1.45% Coverage Mexico Jun’08 NPLs 111% 2.45% Sep’08 210% 1.09% Sep’07 Coverage 111% 2.28% Chile Jun’08 NPLs 101% 3.21% Sep’08 121% 2.08% Sep’07 3.11% Coverage 103% Jun’08 Brazil (ex-Real) NPLs Latin America. NPLs and coverage ratio 102% 2.79% Sep’07

64

Global Wholesale Banking (GBM)

Year-on-year increase in customer revenues (+21%)

Customer revenues. Geographic focus

EUR million
TOTAL
1,985
2,394
+21%
Latam
690
976
+42%
Europe
1,295
1,418
+10%
9M'07
9M'08

Customer revenues. Product focus

EUR million
TOTAL
1,985
2,394
+21%
Transactional Banking
434
552
+27%
Interest / exchange rates (Rates)
607
734
+21%
Lending
204
353
+73%
Equities
607
623
+3%
Investment Bank
133
131
-2%
9M'07
9M'08

Santander

· 63 • Markets & • Banking revenues Global Customer 64 2,394 552 734 353 623 131 9M’08 (+21%) +21% +27% +21% +73% +3% -2% 1,985 434 607 204 607 133 9M’07 Customer revenues. Product focus TOTAL Transactional Banking Interest / exchange rates(Rates) Lending Equities Investment Bank EUR million 2,394 976 1,418 9M’08 +21% +42% +10% Year-on-year increase in customer revenues 1,985 690 1,295 9M’07 Recovery in Europe in Q3’08 and faster business growth in Latam By business: better in transactional, lending and rates (Santander Global Connect) Customer revenues. Geographic focus TOTAL Latam Europe

Global Wholesale Banking (GBM) EUR million Investors and Analysts Relations Ciudad Grupo Santander Edificio Pereda, 1[a] planta Avda de Cantabria, s/n 28660 Boadilla del Monte, Madrid (España) Teléfonos: 91 259 65 14 — 91 259 65 20 Fax: 91 257 02 45 e-mail: investor@gruposantander.com www.gruposantander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 29, 2008	By:	/s/ José Antonio Álvarez

		Name:	José Antonio Álvarez
		Title:	Executive Vice President